As filed with the Securities and Exchange Commission on May 12, 2014

Registration No. 333-193950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

xpedx Holding Company

(Exact Name of Registrant as Specified in its Charter)

Delaware	5110	46-3234977
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6400 Poplar Ave.

Memphis, TN 38197

Tel: (901) 419-9000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Mark W. Hianik, Esq.

Senior Vice President, General Counsel and Corporate Secretary

xpedx Holding Company

6400 Poplar Ave.

Memphis, TN 38197

Tel: (901) 419-9000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Peter J. Loughran, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000	Dennis M. Myers, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable following the effective date of this registration statement and the date on which all other conditions to the merger of UWW Holdings, Inc. with and into xpedx Holding Company (“SpinCo” or the “registrant”) pursuant to the merger agreement described herein have been satisfied or waived.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 12, 2014

PRELIMINARY PROSPECTUS

                     Shares

xpedx Holding Company

Common Stock

This prospectus is being furnished in connection with the planned distribution by International Paper Company (“International Paper”) on a pro rata basis to its shareholders of all the shares of common stock of its wholly-owned subsidiary xpedx Holding Company (“SpinCo”) outstanding prior to the Merger described below. SpinCo will own and operate xpedx, the business-to-business distribution business of International Paper (“xpedx”). We refer to such planned distribution as the “Distribution” or “spin-off.” Immediately following the Distribution, UWW Holdings, Inc. (“UWWH”) will merge with SpinCo, with SpinCo continuing as the surviving corporation (the “Merger”).

Each share of International Paper common stock outstanding as of 5:00 p.m. New York City time on                     , 2014, the record date for the Distribution (the “record date”), will entitle its holder to receive a number of SpinCo shares of common stock determined by a formula as described in this prospectus. We expect the distribution ratio to be approximately                      SpinCo shares of common stock for each share of International Paper common stock. The distribution of SpinCo common stock will be made in book-entry form. As a result of the Merger, the sole shareholder of UWWH will receive a number of shares of SpinCo common stock for each share of UWWH common stock that it holds at the time of the Merger in a private placement transaction that will result in International Paper’s shareholders owning approximately 51%, and the sole shareholder of UWWH owning approximately 49%, of the shares of SpinCo common stock on a fully-diluted basis immediately following the Merger. On the distribution date,                      shares of our common stock will be distributed to International Paper shareholders. We expect that the Distribution and the Merger will be tax-free to International Paper’s shareholders for U.S. federal income tax purposes, except for gain or loss attributable to cash received in lieu of fractional shares in the Distribution. Immediately after the Transactions (as defined below), SpinCo will be an independent, publicly-traded company that will own and operate the combined businesses of xpedx and Unisource Worldwide, Inc. (“UWW”).

SpinCo intends to apply to list its common stock on the New York Stock Exchange (the “NYSE”) under the symbol “        ”.

No action will be required of you to receive common stock of SpinCo, which means that:

•	you will not be required to pay for our common stock that you receive in the Distribution;

•	you do not need to surrender or exchange any of your International Paper common stock in order to receive SpinCo common stock, or take any other action in connection with the spin-off.

There is currently no trading market for our common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the Distribution, and we expect “regular way” trading of our common stock will begin the first trading day after the completion of the Distribution.

You should carefully consider the matters described under “Risk Factors” beginning on page 38 of this prospectus for a discussion of factors that should be considered by recipients of our common stock.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this prospectus is                     , 2014.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

This prospectus is being furnished solely to provide information to International Paper shareholders who will receive shares of SpinCo common stock in the Distribution. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of International Paper. This prospectus describes our business, our relationship with International Paper, Unisource’s business, and the Distribution and the Mergers, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the Distribution. You should be aware of certain risks relating to the spin-off, our business, Unisource’s business and ownership of our common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations.

SUPPLEMENTAL INFORMATION

In this prospectus:

“ABL Facility” has the meaning specified in “Description of Material Indebtedness.”

“Bain Capital” means Bain Capital Partners, LLC and investment funds advised or managed by it.

“Closing Date” means the date on which the Merger occurs pursuant to the Merger Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“combined company” means SpinCo and its subsidiaries following and giving effect to the completion of the Transactions.

“Contribution” means the contribution by International Paper of xpedx to SpinCo pursuant to the terms of the Contribution and Distribution Agreement.

“Contribution and Distribution Agreement” means the Contribution and Distribution Agreement, dated January 28, 2014, among International Paper, SpinCo, UWWH and the UWWH Stockholder.

“Consulting and Non-Competition Agreement” means the Consulting and Non-Competition Agreement, dated as of January 28, 2014, between UWWH and Allan R. Dragone.

“Debevoise” means Debevoise & Plimpton LLP.

“DGCL” means the General Corporation Law of the State of Delaware.

“Distribution” means the pro rata distribution immediately prior to the consummation of the Merger of all the then outstanding shares of SpinCo to the shareholders of International Paper.

“distribution agent” means Computershare Inc., a Delaware corporation and its fully owned subsidiary, Computershare Trust Company, N.A., a national banking association, the distribution agent in connection with the Distribution.

“distribution date” means                     , 2014, the expected date of the Distribution.

“Employee Matters Agreement” means the Employee Matters Agreement, dated as of January 28, 2014, among International Paper, SpinCo and UWWH.

“Employment Agreement” means the Employment Agreement, dated as of January 28, 2014, between xpedx Holding Company and Mary A. Laschinger.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Georgia-Pacific” means Georgia-Pacific LLC or its predecessor, Georgia-Pacific Corporation.

“Kirkland” means Kirkland & Ellis LLP.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1977.

“International Paper” means International Paper Company, a New York corporation.

“IRS” means the U.S. Internal Revenue Service.

“IRS ruling” means the private letter ruling from the IRS to the effect that the spin-off and certain related transactions will qualify as tax-free to SpinCo, International Paper and International Paper’s shareholders for U.S. federal income tax purposes.

“Merger” means the merger of UWWH with and into SpinCo, with SpinCo continuing as the surviving company.

“Mergers” means the Merger and the Subsidiary Merger.

“Merger Agreement” means the Merger Agreement, dated January 28, 2014, among International Paper, SpinCo, xpedx Intermediate, xpedx LLC, the UWWH Stockholder, UWWH and UWW.

“NYSE” means the New York Stock Exchange.

“record date” means 5:00 p.m., New York City time on                     , 2014, the record date for the Distribution.

“Sarbanes Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“SpinCo” means xpedx Holding Company, a Delaware corporation.

“Subsidiary Merger” means the merger of xpedx Intermediate with and into UWW, with UWW continuing as the surviving company.

“Tax Receivable Agreement” means the Tax Receivable Agreement, to be dated as of the Closing Date, between SpinCo and the UWWH Stockholder.

“Tax Matters Agreement” means the Tax Matters Agreement, dated as of January 28, 2014, among International Paper, SpinCo and UWWH.

“Transaction Agreements” means the Contribution and Distribution Agreement, the Merger Agreement, the Tax Receivable Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the other agreements entered into by International Paper, UWWH and their respective affiliates in connection with the Transactions.

“Transactions” means the transactions contemplated by the Merger Agreement and the Contribution and Distribution Agreement which provide, among other things, for the Distribution and the Mergers, as described under the section “The Transactions.”

“Transition Services Agreement” means the Transition Services Agreement, to be dated as of the Closing Date, between International Paper and SpinCo.

“Unisource” means UWWH and its subsidiaries.

“UWW” means Unisource Worldwide, Inc., a Delaware corporation and a wholly-owned subsidiary of UWWH.

“UWWH” means UWW Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the UWWH Stockholder.

“UWWH Stockholder” means UWW Holdings, LLC, a Delaware limited liability company, the sole shareholder of UWW Holdings, Inc.

“we,” “us” and “our” refers to SpinCo and its subsidiaries and the xpedx business that will be contributed thereto for periods prior to the completion of the Transactions, and to SpinCo and its subsidiaries, including the combined businesses of xpedx and Unisource, after giving effect to the Transactions, unless the context otherwise requires or indicates.

“xpedx” or the “xpedx business” means the business-to-business printing, packaging and facility supplies and equipment distribution business of International Paper, as described in International Paper’s public filings as its distribution segment.

“xpedx Intermediate” means xpedx Intermediate, LLC, a Delaware limited liability company and a wholly-owned subsidiary of International Paper (that will be a wholly-owned subsidiary of SpinCo at the time of the Distribution).

“xpedx LLC” means xpedx, LLC, a New York limited liability company and a wholly-owned subsidiary of International Paper (that will be a wholly-owned, indirect subsidiary of SpinCo at the time of the Distribution).

Throughout this prospectus, with respect to Unisource, references to “December 31, 2013” or “fiscal 2013” refers to the year ended December 31, 2013, references to “December 31, 2012” or “fiscal 2012” refers to the 52 weeks ended December 29, 2012, references to “fiscal 2011” refers to the 52 weeks ended December 31, 2011, references to “December 31, 2010” or “fiscal 2010” refers to the 52 weeks ended January 1, 2011, references to “December 31, 2009” or “fiscal 2009” refers to the 52 weeks ended January 2, 2010 and references to “December 31, 2008” or “fiscal 2008” refers to the 52 weeks ended January 3, 2009.

INTRODUCTION

On April 22, 2013, International Paper announced that it had entered into a letter of intent with UWWH regarding a proposed business combination of xpedx, its business-to-business printing, packaging and facility supplies and equipment distribution business, and Unisource in a transaction structured as a “Reverse Morris Trust,” in which a newly-formed entity holding the xpedx business would be spun off and merged with UWWH, creating an independent, publicly-traded company. A “Reverse Morris Trust,” or “RMT,” transaction is a spin-off structure in which, as part of a plan, a merger partner, here UWWH, merges with the spun-off subsidiary, here SpinCo, in a transaction intended to be tax-free to the distributing parent and the distributing parent’s shareholders. See “The Transactions—Background of the Distribution and the Merger.” International Paper will effect the spin-off through a pro rata distribution to International Paper shareholders of all of the shares of common stock of SpinCo outstanding prior to the Merger. SpinCo will hold, through its subsidiaries, all of the assets and liabilities of xpedx. The Distribution will occur pursuant to a Contribution and Distribution Agreement, which International Paper, SpinCo, UWWH and the UWWH Stockholder entered into on January 28, 2014.

On January 28, 2014, International Paper announced that it, SpinCo, xpedx Intermediate and xpedx LLC had entered into an Agreement and Plan of Merger with UWWH, the UWWH Stockholder and UWW (the “Merger Agreement”), providing that sequentially and immediately following the Distribution and on the terms and subject to the other conditions of the Merger Agreement, UWWH will merge with and into SpinCo, with SpinCo continuing as the surviving corporation. Immediately thereafter, a wholly-owned subsidiary of SpinCo (“xpedx Intermediate”) will merge with and into UWW, a wholly-owned subsidiary of UWWH, with UWW surviving such merger as a wholly-owned subsidiary of SpinCo (the “Subsidiary Merger”). The Merger and the Subsidiary Merger are collectively referred to as the “Mergers.”

On                     , 2014, the expected date of the Distribution (the “distribution date”), each holder of International Paper common stock as of the record date will receive a number of shares of SpinCo common stock determined by a formula based on the number of International Paper shares of common stock outstanding at 5:00 p.m. New York City time on the record date. Each such holder will receive a number of SpinCo shares of common stock equal to the percentage of the total number of SpinCo shares of common stock outstanding as of the time of the Distribution as is equal to a fraction, (a) the numerator of which is the total number of issued and outstanding International Paper shares of common stock held by such holder as of the record date and (b) the denominator of which is the total number of International Paper shares of common stock issued and outstanding as of the record date (excluding treasury shares held by International Paper and any other International Paper shares otherwise held by International Paper or one of its subsidiaries). Based on the number of International Paper shares of common stock outstanding as of                     , 2014, we expect the distribution ratio to be approximately              SpinCo shares of common stock for each International Paper share of common stock. As a result of the Merger, the UWWH Stockholder will receive a number of newly issued shares of SpinCo common stock for each share of UWWH common stock that it holds at the time of the Merger, in a private placement transaction, equal to (i) the aggregate number of SpinCo shares issued and outstanding after the Distribution, but prior to the Merger, divided by (ii) 0.51, multiplied by (iii) 0.49. Although the number of International Paper shares of common stock outstanding may increase or decrease prior to the record date and as a result the distribution ratio may change, it will nonetheless result in International Paper shareholders owning approximately 51%, and the UWWH Stockholder owning approximately 49%, of the shares of SpinCo common stock on a fully-diluted basis immediately following the Merger. Immediately following the Distribution, but prior to the Merger, International Paper’s shareholders will own all of the shares of common stock of SpinCo outstanding. You will not be required to make any payment, surrender or exchange your International Paper common stock or take any other action to receive your shares of SpinCo common stock. In lieu of fractional shares of SpinCo, shareholders will receive a cash payment. To that end, the distribution agent will sell whole shares that otherwise would have been distributed as fractional shares of SpinCo in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and similar costs, pro rata to each International Paper shareholder who would otherwise have been entitled to receive a fractional share of SpinCo, as applicable, in the Distribution.

We expect that the Distribution and the Merger will be tax-free to International Paper’s shareholders for U.S. federal income tax purposes, except for any gain or loss attributable to cash received in lieu of a fractional share in the Distribution. Immediately after the Transactions, we will be an independent, publicly-traded company that will own and operate the combined businesses of xpedx and Unisource.

You may contact International Paper with any questions. International Paper’s contact information is:

International Paper Company

Attn: Investor Relations

6400 Poplar Ave.

Memphis, TN 38197

Tel: (901) 419-4352

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Set forth below are commonly asked questions and answers about the Distribution, the Merger and the transactions contemplated thereby. You should read the sections entitled “The Transactions,” “The Merger Agreement” and “The Contribution and Distribution Agreement and the Ancillary Agreements” of this prospectus for a more detailed description of the matters described below.

Q: What are the Transactions?

A: The Distribution is the final step in the separation of the xpedx business from International Paper, which will be accomplished through a series of transactions that will result in International Paper’s shareholders owning approximately 51% of the shares of common stock of SpinCo, with SpinCo in turn holding the xpedx business, which is currently operated by International Paper. The Distribution will be a pro rata distribution immediately prior to the consummation of the Merger of all the then outstanding shares of common stock of SpinCo by International Paper to holders of International Paper common stock. Under the terms of the Merger Agreement, immediately following the Distribution, UWWH will merge with and into SpinCo, with SpinCo continuing as the surviving corporation, and xpedx Intermediate will merge with and into UWW, with UWW surviving the merger as a wholly-owned subsidiary of SpinCo. As a result of the Merger, the UWWH Stockholder will receive a number of shares of SpinCo common stock for each share of UWWH common stock that it holds at the time of the Merger in a private placement transaction. This will result in International Paper’s shareholders owning approximately 51%, and the UWWH Stockholder owning approximately 49%, of the common stock of SpinCo on a fully-diluted basis immediately following the Merger.

Q: What is SpinCo?

A: SpinCo is a wholly-owned subsidiary of International Paper incorporated under the laws of Delaware. Following the Transactions, SpinCo will be an independent, publicly-traded company operating through its subsidiaries what was formerly International Paper’s xpedx business and Unisource’s business.

Q: What is the reason for the Transactions?

A: International Paper determined that the Transactions would be in the best interests of International Paper and its shareholders because the Transactions would provide a number of key benefits, including primarily: (i) greater strategic focus of resources and management’s efforts for each of International Paper and for the combined company, (ii) the special payment, (iii) direct and differentiated access by each of International Paper and the combined company to capital resources and (iv) increased value to International Paper’s shareholders, in particular the combined company’s anticipated value on a stand-alone basis. In assessing and approving the Transactions, International Paper considered the unavailability of alternative transactions that would produce similar or better results for International Paper and its shareholders, and the spinoff’s facilitating the strategic combination of the xpedx and Unisource businesses. See “The Transactions—International Paper’s Reasons for the Transactions.”

Q: Why did International Paper decide not to separate SpinCo into a stand-alone public company and instead engage in the Transactions with Unisource?

A: International Paper decided to pursue the Transactions with Unisource rather than a stand-alone spin-off or split-off transaction involving the xpedx business because it determined that the expected value to International Paper and its shareholders from pursuing the Transactions was greater than the value to International Paper and its shareholders of a stand-alone spin-off or split-off of the xpedx business. The principal factor considered by International Paper in reaching this decision, in addition to the factors noted above, was Unisource’s business and prospects, after giving effect to the proposed acquisition by SpinCo, including expected synergies to be realized as a result of a combination of xpedx and Unisource.

The principal countervailing factors considered by International Paper in its deliberations concerning the Transactions were:

•	the fact that the Unisource transaction necessarily involved another party and therefore presented execution risks that would not be present in a single party transaction like a spin-off or split-off;

•	the possibility that the Unisource business will not perform in the anticipated manner; and

•	risks relating to integrating the xpedx business with Unisource’s current operations and the potential effects on the value of SpinCo common stock to be received in the Transactions.

After consideration of the above factors and based on information furnished by Unisource to International Paper, particularly in respect of synergies SpinCo expected to realize in the Transactions, and the terms of the Transaction Agreements as finally negotiated by International Paper, International Paper concluded that the expected value to International Paper and its shareholders from pursuing the Transactions was greater than the value to International Paper and its shareholders of a stand-alone spin-off or split-off of the xpedx business. See “The Transactions.”

Q: What will I receive in the Transactions?

A: Each share of International Paper common stock outstanding as of the record date will entitle its holder to receive a number of shares of SpinCo common stock, as determined by a formula based on the number of International Paper shares of common stock outstanding at 5:00 p.m. New York City time on the record date. Each such holder will receive a number of SpinCo shares of common stock equal to the percentage of the total number of SpinCo shares of common stock outstanding as of the time of the Distribution as is equal to a fraction, (a) the numerator of which is the total number of issued and outstanding International Paper shares of common stock held by such holder as of the record date and (b) the denominator of which is the total number of International Paper shares of common stock issued and outstanding as of the record date (excluding treasury shares held by International Paper and any other International Paper shares otherwise held by International Paper or one of its subsidiaries). Based on the number of International Paper shares of common stock outstanding as of                     , 2014, we expect the distribution ratio to be approximately              SpinCo shares for each International Paper share of common stock. Although the number of International Paper shares of common stock outstanding may increase or decrease prior to the record date and as a result this distribution ratio may change, it will nonetheless result in International Paper shareholders owning approximately 51%, and the UWWH Stockholder owning approximately 49%, of the common stock of SpinCo on a fully-diluted basis immediately following the Merger. International Paper shareholders will not receive any new shares of common stock of SpinCo in the Merger and will continue to hold the SpinCo shares they received in the Distribution.

Q: What International Paper shareholder approvals are required?

A: None. No International Paper shareholder approvals are required for the Transactions. International Paper, as the sole shareholder of SpinCo and the sole member of xpedx Intermediate, must approve the Merger and the Subsidiary Merger, the UWWH Stockholder must approve the Merger and UWW’s sole shareholder must approve the Subsidiary Merger, which each of them did promptly after the Merger Agreement was signed. International Paper shareholders are not required to take any action to approve the Distribution or the Merger. After the Merger, SpinCo will mail to the holders of International Paper common stock who are entitled to receive shares of SpinCo common stock book-entry statements evidencing their ownership of SpinCo common stock, cash payments in lieu of fractional shares (if any) and related tax information, and other information regarding their receipt of SpinCo common stock.

No International Paper shareholder will be required to pay any cash or other consideration for shares of SpinCo common stock received in the Distribution, or to surrender or exchange International Paper shares in order to receive shares of SpinCo common stock and they should not return their International Paper stock certificates. The Transactions will not result in any changes in International Paper shareholders’ ownership of

International Paper common stock. No vote of International Paper shareholders is required or sought in connection with the Distribution or Merger, and International Paper shareholders will have no appraisal rights in connection with the Transactions.

Q: How will International Paper distribute SpinCo shares of common stock?

A: Holders of International Paper common stock as of the record date will receive shares of SpinCo common stock in book-entry form. See “The Transactions.”

Q: What is the record date for the Distribution?

A: Record ownership will be determined as of 5:00 p.m., New York City time, on                     , 2014, which we refer to as the record date.

Q: When will the Transactions occur?

A: The date of the Distribution is expected to be on or about                     , 2014, which we refer to as the distribution date. The Merger will occur immediately thereafter, and the Subsidiary Merger will occur immediately after the Merger. We expect that it will take the distribution agent, acting on behalf of International Paper, up to three business days after the distribution date to fully distribute our common stock to International Paper shareholders.

Q: Are there any conditions to the consummation of the Transactions?

A: Yes, the consummation of the Transactions is subject to the satisfaction or waiver (to the extent permitted by applicable law) of a number of conditions, including (i) SpinCo’s receipt of the proceeds from the special payment financing in an amount sufficient to pay the special payment, and International Paper’s receipt of the special payment from SpinCo, (ii) receipt of the IRS ruling by International Paper, (iii) the International Paper board of directors’ receipt of a solvency opinion with respect to International Paper and SpinCo, (iv) the absence of a stop order by the Mexican Federal Economic Competition Commission in connection with the parties’ second concentration notice in Mexico, (v) this registration statement having been declared effective and the approval for listing on the New York Stock Exchange of SpinCo common stock to be issued in the Merger, (vi) subject to certain exceptions, the accuracy of representations and warranties in the Merger Agreement, (vii) receipt of customary tax opinions and (viii) the absence of a material adverse effect on xpedx and Unisource since June 30, 2013. In addition, the consummation of the Merger is subject to the Contribution and Distribution having occurred pursuant to the terms of the Contribution and Distribution Agreement. This prospectus describes these conditions in more detail in “The Merger Agreement—Conditions to Consummation of the Merger” and “The Contribution and Distribution Agreement and the Ancillary Agreements—Contribution and Distribution Agreement—Conditions to the Completion of the Spin-off” and “—Termination.”

Q: What will happen to the listing of my International Paper common stock?

A: Nothing. International Paper common stock will continue to be traded on the NYSE under the symbol “IP”.

Q: Will the spin-off affect the trading of my International Paper common stock?

A: Until the market has fully analyzed the value of International Paper without the xpedx business, the price of International Paper common stock may fluctuate. In addition, it is anticipated that shortly before the record date and through the distribution date, there will be two markets in International Paper common stock: a “regular way” market and an “ex-distribution” market. International Paper common stock that will trade on the regular way market will trade with an entitlement to SpinCo common stock distributed pursuant to the Distribution. Stock that trades on the ex-distribution market will trade without an entitlement to SpinCo common stock distributed pursuant to the Distribution. See “The Transactions—Listing and Trading of Our Common Stock.”

Q: What if I want to sell my International Paper common stock or my SpinCo common stock?

A: You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither International Paper nor SpinCo makes any recommendations on the purchase, retention or sale of International Paper common stock or the SpinCo common stock to be distributed in the Distribution.

If you decide to sell any stock before the Distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your International Paper common stock or the SpinCo common stock you will receive in the Distribution or both. If you sell your International Paper common stock in the “regular way” market up to and including the distribution date, you will be selling your right to receive SpinCo common stock in the Distribution. However, if you own International Paper common stock as of 5:00 p.m., New York City time, on the record date and sell those shares in the “ex-distribution” market up to and including the distribution date, you will still receive the SpinCo common stock that you would be entitled to receive in respect of the International Paper common stock you owned as of 5:00 p.m., New York City time on the record date. See “The Transactions—Listing and Trading of our Common Stock.”

Q: How will fractional shares be treated in the spin-off?

A: Holders of International Paper common stock will not receive fractional shares in connection with the spin-off. Instead, the distribution agent will sell whole shares that otherwise would have been distributed as fractional shares of SpinCo in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and similar costs, pro rata to each International Paper shareholder who would otherwise have been entitled to receive a fractional share in the Distribution. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholder. See “The Transactions—Manner of Effecting the Distribution.”

Q: Who will serve on the board of directors of the combined company?

A: Pursuant to the terms of the Contribution and Distribution Agreement, immediately prior to the distribution date, International Paper will cause to be elected the following individuals who have been agreed upon by International Paper and the UWWH Stockholder as the initial members of SpinCo’s board of directors: Allan R. Dragone, Jr., Daniel T. Henry, Mary A. Laschinger, Tracy A. Leinbach, Seth A. Meisel, William E. Mitchell, Michael P. Muldowney, Charles G. Ward, III and John J. Zillmer. Pursuant to the terms of the Merger Agreement, these individuals will constitute the board of directors of SpinCo following the Merger, and the majority of SpinCo’s directors will be independent, as determined in accordance with the criteria for independence required by the NYSE. See “Management of SpinCo Following the Transactions—Directors.”

Q: Who will manage the business of the combined company following the Merger?

A: Following the Merger, the business of the combined company will be managed by Mary A. Laschinger, a current Senior Vice President of International Paper and President of xpedx who will be Chief Executive Officer and Chairman of the combined company. The senior management of the combined company will also include Stephen J. Smith, Senior Vice President and Chief Financial Officer; Charles B. Henry, Senior Vice President Integration and Change Management; Mark W. Hianik, Senior Vice President, General Counsel and Corporate Secretary; Timothy D. Kutz, Senior Vice President Supply Chain; Thomas S. Lazzaro, Senior Vice President Field Sales and Operations; Joseph B. Myers, Senior Vice President Facility Solutions, Strategy and Commercial Excellence; Barry R. Nelson, Senior Vice President Publishing and Print Management; Elizabeth Patrick, Senior Vice President and Chief Human Resources Officer; Neil Russell, Senior Vice President Corporate Affairs; Darin W. Tang, Senior Vice President Packaging; and Daniel J. Watkoske, Senior Vice President Print. See “Management of SpinCo Following the Transactions—Executive Officers.”

Q: What will be the indebtedness of the combined company following completion of the Transactions?

A: In connection with the Transactions, assuming the closing of the Transactions as of December 31, 2013, subsidiaries of SpinCo will incur an amount of indebtedness equal to approximately $725.2 million. This indebtedness will consist of borrowings under the ABL Facility, which will be used to fund the special payment to International Paper, described below, to repay certain outstanding indebtedness of Unisource and to pay related fees and expenses. Based upon Unisource’s outstanding indebtedness as of December 31, 2013, assuming the closing of the Transactions as of December 31, 2013, we expect that, immediately following the Merger, the combined company will have approximately $827.0 million in total indebtedness, including the new borrowings of $725.2 million under the ABL Facility, $73.7 million of capital lease obligations (exclusive of the non-monetary portion) and $28.1 million of Unisource Canadian bank overdrafts. See “Capitalization.”

Q: What is the current relationship between SpinCo and both International Paper and Unisource?

A: SpinCo is currently a wholly-owned subsidiary of International Paper and was incorporated as a Delaware corporation in order to effect the separation of the xpedx business from International Paper. Other than in connection with the Transactions, there is currently no relationship between SpinCo and Unisource. After the Transactions, SpinCo or its subsidiaries will be a party to certain commercial arrangements with International Paper and Georgia-Pacific.

Q: How will the rights of shareholders of SpinCo and International Paper change after the Merger?

A: The rights of shareholders of SpinCo will not change as a result of the Merger. The rights of shareholders of International Paper will also remain the same as prior to the Merger, except that shareholders of International Paper will also receive shares of SpinCo common stock and cash paid in lieu of fractional shares in the Transactions.

Following the Transactions, International Paper shareholders will continue to own all of their shares of International Paper common stock. Their rights as International Paper shareholders will not change, except that their shares of International Paper common stock will represent an interest in International Paper that no longer includes the ownership and operation of the xpedx business (but will include receipt by International Paper of the special payment). International Paper shareholders will also separately own stock of the combined company, which will include the combined business operations of Unisource and xpedx.

Q: Will the Transactions affect employees and former employees of International Paper who hold International Paper stock options and other stock-based awards?

A: International Paper granted stock options in 2004, which have expiration dates of May 10, 2014 and October 11, 2014. These options are currently fully vested. Employees of International Paper who hold International Paper options will retain the options and will not be granted SpinCo options (as replacement for such International Paper options) in connection with the Transactions. No adjustment to International Paper options or exercise prices will be made by reason of the Transactions. Any outstanding options held by employees of International Paper who will be employed by SpinCo following the closing of the Transactions will be treated by International Paper in accordance with the terms of the relevant International Paper equity incentive plan as though each employee incurred a termination of employment without cause from International Paper as of the closing of the Transactions.

Certain International Paper employees hold International Paper Performance Share Plan (“PSP”) awards pursuant to which an employee has been granted units that are paid in International Paper common stock at the end of a three-year period. The amounts earned under the PSP fluctuate based on the performance of International Paper, measured at the end of each year in the three-year period. No adjustment to the performance metrics of the PSP awards by reason of the Transactions is currently contemplated. International Paper employees who will be employed by SpinCo following the Transactions will continue to hold the 2012, 2013, and 2014 grants through the remainder of the performance period. The amounts to which these individuals will be entitled will be based on International Paper’s actual performance during the performance period but will be prorated based on the period of time from the grant date through the occurrence of the Transactions. Payments in respect of these awards will be paid in February of the year following the end of the relevant three-year period (e.g., the employee’s pro rata portion of the 2012 grant will be paid in February 2015).

Certain employees of International Paper also hold restricted shares of International Paper common stock. No SpinCo shares will be received by holders of restricted shares, nor will there be any adjustment to International Paper restricted stock made for the value of SpinCo. Other than Mary A. Laschinger, Chief Executive Officer of SpinCo, no employee of the xpedx business currently holds International Paper restricted stock awards. The awards of restricted stock currently held by Ms. Laschinger will vest by reason of the Transactions.

Q: Will there be any payments by SpinCo to International Paper in connection with the Distribution?

A: Yes, pursuant to the Contribution and Distribution Agreement, SpinCo is required to make a special payment to International Paper of $400 million, subject to adjustment based on estimates of changes in the net working capital and net indebtedness of the xpedx business and Unisource, and the transaction expenses of Unisource. If the sum of the changes in net working capital and net indebtedness of the xpedx business represents a positive change in the value of the xpedx business, the special payment to International Paper will be increased by such amount. If that amount represents a negative change in the value of the xpedx business, the special payment to International Paper will be reduced by such amount. Pursuant to the Contribution and Distribution Agreement and the Merger Agreement, if the sum of the Unisource transaction expenses in excess of $15 million and changes in the net working capital and net indebtedness of Unisource represents a positive change in the value of Unisource, SpinCo will pay such amount to the UWWH Stockholder. If that amount represents a negative change in the value of Unisource, the special payment to International Paper will be increased by a corresponding amount. See “The Contribution and Distribution Agreement and the Ancillary Agreements—Contribution and Distribution Agreement—Working Capital and Net Indebtedness Adjustments.”

Q: Will there be post-closing adjustments in connection with the Distribution?

A: Yes, pursuant to the Contribution and Distribution Agreement and the Merger Agreement, after the Merger, the parties will determine the actual amount of Unisource transaction expenses, net working capital and net indebtedness and, if such actual amounts differ from the estimated amounts, a corresponding payment will be made to the applicable party. See “The Contribution and Distribution Agreement and the Ancillary Agreements—Contribution and Distribution Agreement—Working Capital and Net Indebtedness Adjustments.”

Q: What are the U.S. federal income tax consequences to me of the Distribution?

A: International Paper expects to receive the IRS ruling to the effect that the Distribution will qualify as tax-free under Sections 355 and 361 of the Code. The IRS ruling is also expected to provide that the Merger, the Subsidiary Merger and certain internal transactions undertaken in anticipation of the Distribution will qualify for tax-free treatment under the Code. In addition to obtaining the IRS ruling, International Paper expects to receive an opinion from Debevoise confirming the tax-free status of the Distribution for U.S. federal income tax purposes, which opinion will rely on the IRS ruling as to matters covered by the IRS ruling. The IRS ruling and such opinion will rely on certain facts and assumptions, and certain representations and undertakings, provided by us, International Paper and Unisource regarding the past and future conduct of our business and other matters.

Assuming that the Distribution qualifies as tax-free under Section 355 of the Code, for U.S. federal income tax purposes no gain or loss will be recognized by an International Paper shareholder upon the receipt of our common stock pursuant to the Distribution, except for any gain or loss attributable to cash received in lieu of a fractional share. International Paper shareholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

See “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” and “Risk Factors—Risks Relating to the Transactions—If the spin-off does not qualify as a tax-free spin-off under Section 355 of the Code, including as a result of subsequent acquisitions of stock of International Paper or SpinCo, then International Paper and/or the International Paper shareholders may be required to pay substantial U.S. federal income taxes.”

Each International Paper shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Distribution or the Merger to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Q: How will I determine the tax basis I will have in the SpinCo shares of common stock I receive in this distribution?

A: Generally, for U.S. federal income tax purposes, your aggregate basis in the shares of common stock you hold in International Paper and the new shares of SpinCo common stock received in the Distribution (including any fractional shares in SpinCo for which cash is received) will equal the aggregate basis of International Paper common stock held by you immediately before the Distribution. This aggregate basis will be allocated among your International Paper common stock and the SpinCo common stock you receive in the Distribution (including any fractional shares in SpinCo for which cash is received), in proportion to the relative fair market value of each immediately following the Distribution. See “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” for more information.

Q: Does SpinCo intend to pay cash dividends?

A: No, we do not currently expect to declare or pay dividends on our common stock for the foreseeable future. See “Dividend Policy.” Furthermore, we are restricted under the Contribution and Distribution Agreement from declaring or paying special dividends through the second anniversary of the Closing Date (or, in certain circumstances, January 1, 2016). See “The Contribution and Distribution Agreement and The Ancillary Agreements—Contribution and Distribution Agreement—Additional Post-Closing Covenants.”

Q: How will SpinCo shares trade?

A: Currently, there is no public market for our common stock. We intend to apply to list our common stock on the NYSE under the symbol “    ”.

We anticipate that trading will commence on a “when-issued” basis on or shortly prior to the record date and before the distribution date. When-issued trading in the context of a spin-off refers to a sale or purchase of securities effected on or before the distribution date and made conditionally because the securities of the spun-off entity have not yet been distributed. When-issued trades generally settle within four trading days of the distribution date. On the first trading day following the distribution date, any when-issued trading in respect of SpinCo common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transactions. See “The Transactions—Listing and Trading of Our Common Stock.”

Q: Do I have appraisal rights?

A: No. Holders of International Paper common stock are not entitled to appraisal rights in connection with the Transactions.

Q: Who will be the transfer agent for SpinCo shares?

A: Computershare Inc. will be the transfer agent for SpinCo shares.

Q: Are there risks associated with owning SpinCo common stock upon consummation of the Transactions?

A: Our business is subject to both general and specific risks and uncertainties relating to the xpedx business and Unisource’s business. Our business is also subject to risks relating to the Transactions. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors.”

Q: Where can I get more information?

A: If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Computershare Inc.

250 Royall Street

Canton, MA 02021

Tel: (800) 522-6645

Before the Distribution and the Merger, if you have any questions relating to the Distribution or the Merger, you should contact International Paper at:

International Paper Company

Attn: Investor Relations

6400 Poplar Ave.

Memphis, TN 38197

Tel: (901) 419-4352

www.internationalpaper.com

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus relating to the Transactions. You should read this entire prospectus including the risk factors, our and Unisource’s management’s discussion and analysis of financial condition and results of operations, our and Unisource’s historical financial statements, and our unaudited pro forma condensed combined financial statements and the respective notes to those historical and pro forma financial statements.

Our historical combined financial data have been prepared on a “carve-out” basis to reflect the operations, financial condition and cash flows specifically allocable to the xpedx business of International Paper during all periods shown. Our pro forma combined financial data adjust our historical combined financial data to give effect to the Transactions and our anticipated post-Transactions capital structure.

Except as otherwise indicated or the context otherwise requires, the information included in this prospectus assumes the completion of the Transactions.

The Companies

xpedx

xpedx is a leading business-to-business printing, packaging and facility supplies and equipment distribution business. Through its three operating segments, Print, Packaging and Facility Solutions, xpedx offers an extensive portfolio of nationally recognized, high quality public and private brands of paper, graphics, packaging and facility supplies primarily in the United States and Mexico.

The Print segment includes the sale and distribution of printing and communication papers, publishing papers, digital papers, specialty papers, graphics consumables, wide format papers and substrates, graphics equipment and related equipment installation and service. The Packaging segment includes the design, sourcing, sale and distribution of customized packaging and packing equipment and the sale and distribution of custom and standard corrugated boxes, shrink and stretch films, tape, strapping, cushioning, labels, bags, mailers, molded fiber, bio-polymer and plastics and packaging equipment and related equipment installation and service. The packaging segment also includes fulfillment and contract packaging services. The Facility Solutions segment markets and sells products necessary to maintain large public facilities, including hand towel and bathroom tissue, cleaning chemicals, disinfectants, skin care products, safety and hazard products, trash bags and receptacles, sanitary maintenance supplies, facilities maintenance equipment and related equipment installation and service.

Products and equipment are sourced from approximately 6,000 vendors in the United States and approximately 600 vendors in Mexico as of December 31, 2013, with xpedx serving as an important distribution channel for these vendors. As of December 31, 2013, the xpedx network consists of 86 strategically located distribution centers in 39 states and Mexico and a fleet of approximately 1,500 trucks and trailers travelling approximately 32 million miles annually in the United States. xpedx markets and distributed these supplies, products and services to more than 58,000 customer locations as of December 31, 2013, including printers, publishers, data centers, manufacturers, higher education institutions, contract packaging/fulfillment providers, healthcare facilities, print design agencies, sporting and performance arenas, retail stores, government agencies, property managers and building service contractors, through more than 1,150 sales professionals, equipment representatives and service technicians.

Unisource

Unisource is a leading distributor of printing and business paper products, packaging supplies and equipment, and facility supplies and equipment, primarily in the United States and Canada, with additional international operations in Europe, Asia and Latin America. Through its six business units, U.S. Distribution, Canada Distribution, Graphic Communications, Rollsource, PaperPlus and Unisource Global Solutions, Unisource operates in four primary product categories: Print, Packaging, Facility Supplies and Other.

The Print product category includes the sale and distribution of high-quality commercial printing, writing, copying and digital printing paper to commercial printers, retailers, publishers, business form manufacturers, direct mail firms and the digital printing industry, as well as corporate and retail copy centers, in-plant print facilities, government institutions and other paper-intensive businesses. The Packaging product category includes the sale and distribution of consumer goods packaging, packaging for industrial or manufacturing components and point-of-sale displays, as well as the sale and distribution of single function or fully automated packaging machines. The Facility Supplies product category includes the sale and distribution of products such as towels, tissues, wipers and dispensers, can liners, commercial cleaning chemicals, soaps and sanitizers, sanitary maintenance supplies and equipment, safety and hazard supplies, and shampoos and amenities from leading manufacturers. In the Other category, Unisource provides third-party logistics services, which includes freight brokerage, material handling, warehousing and kitting.

Products and equipment are sourced in North America, Europe and Asia from approximately 2,800 vendors in the United States, approximately 600 vendors in Canada and approximately 100 vendors in Europe and Asia, with Unisource serving as an important North American distribution channel for many of these vendors. Unisource sells its products to a diverse customer base of approximately 48,000 customers, based on customer bill-to locations, including building service contractors, catalog and direct mail providers, commercial printers, consumer goods providers, cruise lines, food processors, healthcare providers, higher education institutions, government agencies, fulfillment, hotels and resorts, manufacturers and property managers, through approximately 760 sales representatives. Unisource provides supply chain management through its 93 distribution centers, providing next-day services to most major metropolitan areas in the United States and Canada.

Transaction Rationale

Size and Scale

By combining two well-established businesses, we anticipate that the Transactions will create a North American business-to-business distribution company with a broad geographic reach, extensive product offerings and a differentiated and leading service platform. On a combined basis, the two companies conduct business with more than half of the Fortune 500 companies and their subsidiaries in the United States and Canada. We expect the Transactions to strengthen the combined company’s relationships with suppliers and customers by:

•	expanding our reach to multi-location customers that value a broader, national footprint;

•	enhancing our supply chain capabilities with greater scale; and

•	providing greater sourcing strategies.

Expertise

We anticipate that the combined company will be able to deliver a greater breadth of expertise in the following:

•	Print—a fully integrated national distributor with expertise in paper, graphics, equipment and print management. On a combined basis, management estimates that coated paper, uncoated paper, text, cover and writing, coated board and carbonless would have been the combined company’s top five product categories in the print market in 2013 and would have represented approximately 49%, 29%, 9%, 3% and 3% of sales, respectively;

•	Packaging—a full service platform for designing, sourcing and delivering commodity and specialty packaging, which we believe will enable the combined company to provide solutions to customers at every point in the packaging process, including design, engineering, materials, equipment, workflow and logistics. On a combined basis, management estimates corrugated, support materials, films, cushioning and tapes would have been the combined company’s top five product categories in the packaging market in 2013 and would have represented approximately 24%, 24%, 18%, 9% and 9% of sales, respectively;

•	Facility Solutions—a comprehensive facility solution to help customers maintain a safe, clean, healthy and productive environment. On a combined basis, management estimates towels, tissues and wipes, food service, chemicals (cleaning), can liners and office and school supplies would have been the combined company’s top five product categories in the facilities solutions market in 2013 and would have represented approximately 33%, 21%, 9%, 8% and 8% of sales, respectively; and

•	Other—a third-party logistics service, including supply chain solutions, freight brokerage, warehousing and kitting.

Synergies

We expect that the Merger will provide significant opportunities for the combined company to capture cost savings and other synergies. We are targeting annual cost savings and other synergies in the range of approximately $150 million to $225 million, which we anticipate will be fully realized by the end of 2018. We anticipate cost savings and other synergies in the following areas: overhead, strategic sourcing, supply chain efficiencies, optimizing the ability to service customers and reduction of fixed costs (e.g. warehouse rationalization). We currently expect the one-time costs associated with achieving these cost savings and other synergies to be approximately $225 million over a five-year period. We currently expect to realize 20-25% of the net synergies from this transaction in fiscal 2015, 60-70% in fiscal 2016 and 80-90% in fiscal 2017.

Stable Platform with Improved Strategic Prospects

We expect that the combination of xpedx and Unisource will strengthen the combined company’s overall business platform and provide improved opportunities for strategic options as a combined enterprise. Additional advantages to the combination include:

•	xpedx’s and Unisource’s complementary businesses;

•	minimal customer overlap between the businesses;

•	strong relationships with each company’s customers and suppliers;

•	better positioning the combined company to manage through the secular decline in the print segment; and

•	an enterprise better able to take advantage of strategic opportunities, including acquisitions.

Strategies

Following the completion of the Transactions, we intend to enhance the combined company’s strong market position by implementing the following key elements of our business strategy:

Continue to Pursue Distribution Excellence

We believe the combined company’s supply chain and enterprise capabilities will enhance its customer and supplier relationships and enable it to maintain the strong market positions that the xpedx and Unisource businesses enjoy in the print, packaging and facilities solutions markets. The combined company intends to foster a culture of continuous improvement to drive its employees to provide exceptional value to customers and suppliers.

Capitalize on Growth Opportunities to Maintain Leadership Position

•	Print: We expect the combined company to leverage its scale and leading market position to continue to offer a comprehensive selection of paper products to its customers and to seek operational efficiencies.

•	Packaging: We expect that the combined company will focus on providing value-added services to its customers, including kitting and packaging design. The combined company expects to expand its packaging design capabilities through design centers which allow customers to design custom packaging, environmentally-friendly products and molded fiber solutions. The combined company also plans to increase the number of sales professionals to help accelerate growth in this business segment as demand for packaging expands. The combined company believes its national footprint will allow it to effectively serve its customers.

•	Facility Solutions: The facilities solutions businesses of both xpedx and Unisource have historically provided customers with a wide range of products, including products under private label brands, a higher margin business that we expect the combined company will seek to grow. We also believe the facility solutions segment will provide opportunities for the combined company to cross-sell its products to Packaging customers and leverage its national footprint to serve large customers.

Maintain Sales and Improve Profitability

The combined company expects to focus on achieving the cost savings and synergies presented by combining the xpedx and Unisource businesses, including streamlining the combined company to eliminate redundancies. While we expect that sales for the combined company will be relatively flat over the next few years with some variation within the segments, we anticipate the combined company will concentrate on opportunities to grow its sales and improve profitability. Management of the combined company further expects that Adjusted EBITDA in 2014 for the combined business will be approximately $125 million to $135 million, and expects incremental annual improvements in Adjusted EBITDA over the next few years, with an expected improvement of approximately $100 million by the end of 2017, driven primarily by anticipated realization of cost savings and synergies. No assurances can be given that the combined company will achieve these results. See “Risk Factors—Risks Relating to the Transactions—Actual results may be materially lower than the financial forecasts contained in this prospectus.”

Industry Overview

We expect that the consummation of the Transactions will create a North American market leader by combining two leaders of the printing, packaging and facility supplies and equipment distribution business. We believe over the next several years the packaging and facilities solutions markets will experience moderate growth while the print market will remain flat or decline, triggering a shift in business mix to higher margin growth segments. The markets we serve are highly fragmented, which we believe will allow the combined company to leverage its scale to expand.

Print

The print market has declined over the last few years as demand for paper and related products has waned due to the widespread use of email and permanent product substitution. Despite these challenges, we expect the combined company to capitalize on emerging trends, including wide format printing, synthetic substrates, direct sales to corporate end users and the demand from retail and small order printers. In addition, we expect the combined company will have a leading market position in the fragmented print market. The combined company would have accounted for more than one-third of the distributor-served print market in the United States and Canada in 2013, based on industry data from the American Forest and Paper Association, and RISI and internal management estimates of revenue and volume. Management believes that the combined company’s approximate 20% to 30% market share of the wider print market (excluding newsprint), inclusive of both distributor-served and direct-from-manufacturer represents an opportunity to grow share in underserved channels. Management estimates that on a combined basis, printing and publishing, retail trade, manufacturing, distribution and graphic design and advertising would have been the combined company’s top five end markets in the print market in fiscal 2013 and would have represented approximately 46%, 14%, 4%, 4% and 4% of sales, respectively.

Packaging

The packaging market includes, among other products and services, the design, sourcing, sale and distribution of customized multi-substrate packaging and packaging equipment and the sale and distribution of custom and standard corrugated boxes. Packaging consumption in North America in 2012 was estimated to be valued at more than $170 billion. Of that, paperboard, flexible packaging and other packaging materials was valued at more than $90 billion, giving the combined company an estimated market share of less than 3%. The distributor-served share of the packaging market is low, giving a market participant that brings high levels of value and service, along with access to many manufacturers and substrates, an opportunity to increase its share.

The paperboard packaging market is dominated by corrugated packaging. Based on management’s estimates, the North American market for corrugated packaging was worth more than $35 billion in 2012, giving the combined company an estimated market share of less than 2%. Demand for corrugated packaging is expected to increase over the next five years, according to industry sources. Management estimates that on a combined basis, manufacturing, retail trade, food manufacturing, distribution and transporting and warehousing would have been the combined company’s top five end markets in the packaging market in fiscal 2013 and would have represented approximately 24%, 12%, 10%, 10% and 8% of sales, respectively.

Facility Solutions

The downstream markets that have driven, and which we expect will continue to drive, growth in the facility solutions distribution industry, include janitorial/building services, higher education and healthcare. Increased enrollment in higher education and the aging United States population has led to increased demand for janitorial supplies in these institutional environments. We expect that the combined company’s vast product catalog, customized site surveys for higher education environments and team of healthcare facility advisors, combined with its approximate 6% market share in the United States and Canada in 2012, position it to be a leader in the growing facilities solutions market. Management estimates that on a combined basis, retail trade, distribution, entertainment and hospitality, manufacturing and healthcare would have been the combined company’s top five end markets in the facilities solutions market in fiscal 2013 and would have represented approximately 23%, 14%, 9%, 8% and 7% of sales, respectively.

Risk Factors

We face numerous risks related to, among other things, our business operations, our strategies, general economic conditions, competitive dynamics of the industry, our level of indebtedness, the legal and regulatory environment in which we operate, and our status as an independent public company following the Transactions. These risks are set forth in detail under the heading “Risk Factors.” If any of these risks should materialize, they could have a material adverse effect on our business, financial condition, results of operations or cash flows. We encourage you to review these risk factors carefully. Furthermore, this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings “Risk Factors” and “Note Regarding Forward-Looking Statements and Information.”

Summary of the Transactions

We provide below a summary of the Transactions. See “The Transactions” for a more detailed description.

The following chart illustrates our organizational structure following the Transactions.

The Distribution

Distributing company	International Paper Company. After the Distribution, International Paper will not own any shares of SpinCo.

Distributed company	xpedx Holding Company, referred to herein as “SpinCo.”

Record date	Record ownership will be determined as of 5:00 p.m., New York City time, on , 2014.

Distribution date	The distribution date is expected to be on or about , 2014.

Distribution ratio	Each share of International Paper common stock outstanding as of the record date will entitle its holder to receive a number of shares of SpinCo common stock determined by a formula based on the number of International Paper shares of common stock outstanding at 5:00 p.m. New York City time on the record date. Each such holder will receive a number of SpinCo shares of common stock equal to the percentage of the total number of SpinCo shares of common stock outstanding as of the time of the Distribution as is equal to a fraction, (a) the numerator of which is the total number of issued and outstanding International Paper shares of common stock held by such holder as of the record date and (b) the denominator of which is the total number of International Paper shares of common stock issued and outstanding as of the record date (excluding treasury shares held by International Paper and any other International Paper shares otherwise held by International Paper or one of its subsidiaries). Based on the number of fully diluted International Paper shares of common stock outstanding as of , 2014, we expect the distribution ratio to be approximately shares of SpinCo common stock for each share of International Paper common stock. Promptly after the record date, we will issue a press release disclosing the actual distribution ratio. Although the number of International Paper shares of common stock outstanding may increase or decrease prior to the record date and as a result the distribution ratio may change, it will nonetheless result in International Paper shareholders as of the record date and their transferees owning approximately 51%, and the UWWH Stockholder owning approximately 49%, of the shares of SpinCo common stock on a fully diluted basis immediately following the Merger.

Securities to be distributed	All of the shares of common stock of SpinCo outstanding immediately prior to the Merger will be distributed pro rata to International Paper shareholders who hold International Paper common stock as of the record date. On the distribution date, shares of our common stock will be distributed to International Paper shareholders. The number of SpinCo shares that International Paper will ultimately distribute to its shareholders will be reduced to the extent that cash payments are to be made in lieu of fractional shares, as described below.

The Distribution	On the distribution date, International Paper will cause the distribution agent to distribute the shares of SpinCo common stock to the International Paper shareholders as of the record date. The distribution of shares of SpinCo common stock will be made in book-entry form. It is expected that it will take the distribution agent up to three business days to electronically issue SpinCo shares to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your International Paper common stock or take any other action to receive your SpinCo common stock.

No fractional shares	Holders of International Paper common stock will not receive any fractional shares of SpinCo common stock. In lieu of fractional shares of SpinCo, International Paper shareholders will receive a cash payment. To that end, the distribution agent will aggregate and sell whole shares that otherwise would have been distributed as fractional shares of SpinCo in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and similar costs, pro rata to each International Paper shareholder who would otherwise have been entitled to receive a fractional share of SpinCo, as applicable, in the Distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on payments made in lieu of fractional shares. See “The Transactions—Manner of Effecting the Distribution.” The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders that are subject to U.S. federal income tax as described in “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions.”

Conditions to the Distribution	The Distribution is subject to a number of important conditions. Under the terms of the Contribution and Distribution Agreement, the consummation of the Distribution is conditioned upon (i) SpinCo’s receipt of the proceeds from the completion of the special payment financing in an amount sufficient to pay the special payment, and International Paper’s receipt of the special payment from SpinCo, (ii) the satisfaction (or waiver by International Paper) of each of the conditions to International Paper’s obligation to effect the closing of the transactions contemplated by the Merger Agreement (other than the consummation of the Distribution) and (iii) each of International Paper, SpinCo and Unisource having irrevocably confirmed to the other that each of the conditions to its obligations to effect the closing of the Merger has been satisfied or waived and that it is prepared to proceed with the Merger. For a more detailed description of the Merger conditions see “The Merger Agreement—Conditions to Consummation of the Merger.”

Special payment adjustment

Pursuant to the Contribution and Distribution Agreement, SpinCo is required to make a special payment to International Paper of $400 million, subject to adjustment based on estimates of changes in the net working capital and net indebtedness of the xpedx business and Unisource, and the transaction expenses of Unisource. If the sum of the changes in the net working capital and net indebtedness of the xpedx business represents a positive change in the value of the xpedx business, the special payment to International Paper will be increased by such amount. If that amount represents a negative change in the value of the xpedx business, the special payment to International Paper will be reduced by such amount. Pursuant to the Contribution and Distribution Agreement and the Merger Agreement, if the sum of the Unisource transaction expenses in excess of $15 million and changes in the net working capital and net indebtedness of Unisource represents a positive change in the value of Unisource, SpinCo shall pay such amount to the UWWH Stockholder. If that amount represents a negative change in the value of Unisource, the special payment to International Paper will be increased by a corresponding amount. See “The Contribution and Distribution Agreement and the Ancillary Agreements—Contribution and Distribution Agreement—Working Capital and Net Indebtedness Adjustments.”

Earnout Payment	The Contribution and Distribution Agreement provides that in 2020 the combined company may be required to pay to International Paper an earnout payment of up to $100 million if the combined company’s aggregate EBITDA for its 2017, 2018 and 2019 fiscal years exceeds an agreed-upon target, subject to certain adjustments. The amount of the earnout payment, if owed by the combined company, will be an amount equal to (i) the excess of the combined company’s aggregate EBITDA for its 2017, 2018 and 2019 fiscal years over the agreed-upon target, (ii) multiplied by four divided by three, capped at $100 million in the aggregate. The earnout payment may also be due in certain other circumstances. See “The Contribution and Distribution Agreement and the Ancillary Agreements—Contribution and Distribution Agreement—Earnout Payment.”

Trading market and symbol	We intend to apply to list our common stock on the NYSE under the ticker symbol “ ”. We anticipate that, on or shortly before the record date for the Distribution, trading of SpinCo common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. See “The Transactions—Listing and Trading of Our Common Stock.”

Dividend policy	We do not currently expect to declare or pay dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Tax consequences of the Distribution to International Paper shareholders

International Paper expects to receive a private letter ruling from the IRS to the effect that the Distribution will qualify as tax-free under Sections 355 and 361 of the Code. The IRS ruling is also expected to provide that the Merger, the Subsidiary Merger and certain internal transactions undertaken in anticipation of the Distribution will qualify for tax-free treatment under the Code. In addition to obtaining the IRS ruling, International Paper expects to receive an opinion from Debevoise confirming the tax-free status of the Distribution for

U.S. federal income tax purposes, which opinion will rely on the IRS ruling as to matters covered by the IRS ruling. The IRS ruling and such opinion will rely on certain facts and assumptions, and certain representations and undertakings, provided by us, International Paper and Unisource regarding the past and future conduct of our respective business and other matters.

Assuming that the Distribution qualifies as tax-free under Section 355 of the Code, for U.S. federal income tax purposes no gain or loss will be recognized by an International Paper shareholder upon the receipt of our common stock pursuant to the Distribution, except for any gain or loss attributable to cash received in lieu of a fractional share.

See “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” and “Risk Factors—Risks Relating to the Transactions—If the spin-off does not qualify as a tax-free spin-off under Section 355 of the Code, including as a result of subsequent acquisitions of stock of International Paper or SpinCo, then International Paper and/or the International Paper shareholders may be required to pay substantial U.S. federal income taxes.”

Each International Paper shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Distribution to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with International Paper after the spin-off

We have entered into the Contribution and Distribution Agreement and shortly before the Distribution, we expect to enter into other agreements with International Paper related to the Transactions. These agreements will govern the relationship between SpinCo and International Paper subsequent to the completion of the Distribution and provide for the allocation between SpinCo and International Paper of various assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities). The Contribution and Distribution Agreement, in particular, provides for the settlement or extinguishment of certain obligations between SpinCo and International Paper. We will enter into a Transition Services Agreement pursuant to which International Paper will provide certain services to SpinCo, and SpinCo will provide certain services to International Paper, on a transitional basis. Further, we have entered into the Tax Matters Agreement with International Paper which governs the rights and obligations of International Paper and SpinCo for certain tax liabilities with respect to periods or portions thereof ending on or before the date of the Distribution. The Tax Matters Agreement also contains certain restrictions with respect to the intended tax-free status of the Transactions and indemnification obligations on the part of SpinCo if the Transactions are not tax-free. We will enter into a supply agreement with International Paper pursuant to which International Paper will supply xpedx LLC with certain printing and communications papers and coated paperboard and xpedx LLC will supply International Paper with certain products, in each case, for a period of 18 months. We describe these and related arrangements in greater detail under “The Contribution and Distribution Agreement and the Ancillary Agreements” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Transactions.”

Distribution Agent	Computershare Inc., a Delaware corporation and its fully owned subsidiary, Computershare Trust Company, N.A., a national banking association.

The Merger

Structure of the Merger	UWWH will merge with and into SpinCo, with SpinCo continuing as the surviving corporation, and xpedx Intermediate, which will be SpinCo’s direct, wholly-owned subsidiary, will merge with and into UWW, with UWW surviving the Subsidiary Merger as SpinCo’s direct, wholly-owned subsidiary. We expect the Mergers to be consummated sequentially and immediately following the Distribution and on the terms and subject to the other conditions of the Merger Agreement. The Merger Agreement provides that the Mergers will take place on the date of the Distribution (such date, the “Closing Date”).

Primary purposes of the Transactions	International Paper determined that the Transactions would be in the best interests of International Paper and its shareholders because the Transactions would provide a number of key benefits, including primarily: (i) greater strategic focus of resources and management’s efforts for each of International Paper and for the combined company, (ii) the special payment, (iii) direct and differentiated access by each of International Paper and the combined company to capital resources and (iv) increased value to International Paper’s shareholders, in particular the combined company’s anticipated value on a stand-alone basis. In assessing and approving the Transactions, International Paper considered the unavailability of alternative transactions that would produce similar or better results for International Paper and its shareholders, and the spinoff’s facilitating the strategic combination of the xpedx and Unisource businesses. See “The Transactions—International Paper’s Reasons for the Transactions.”

Consideration for the Merger	SpinCo shareholders will not receive any consideration in the Merger, and SpinCo will remain the parent company for the combined company. Each UWWH share of common stock outstanding as of , 2014 will be converted into the right to receive a number of shares of SpinCo common stock in a private placement transaction, that will result in International Paper’s shareholders as of the record date and their transferees owning approximately 51% of the common stock of SpinCo, and the UWWH Stockholder owning approximately 49%, on a fully-diluted basis immediately following the Merger.

Approval of the Merger	No vote by International Paper shareholders is required or is being sought in connection with the Transactions. International Paper, as the sole shareholder of SpinCo, has already approved the Merger.

Conditions to the Merger	The obligations of each party to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions, including:

•	the Contribution and Distribution having occurred pursuant to the terms of the Contribution and Distribution Agreement;

•	SpinCo’s receipt of the proceeds from the special financing in an amount sufficient to pay the special payment, and International Paper’s receipt of the special payment from SpinCo;

•	International Paper’s receipt of one or more private letter rulings from the IRS, which rulings shall be in full force and effect on the Closing Date, to the effect that (i) the transactions that comprise the Distribution will qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code, (ii) International Paper will recognize no gain or loss under Section 361(c) of the Code upon the Distribution and (iii) International Paper’s shareholders will recognize no gain or loss under Section 355(a) of the Code upon the receipt of SpinCo shares in the Distribution;

•	the receipt by International Paper’s board of directors of customary solvency and surplus opinions of a nationally recognized investment banking or appraisal firm;

•	the effectiveness of the registration statement on Form S-1, of which this prospectus forms a part, and the approval of the listing of SpinCo common stock on the NYSE, subject to official notice of the issuance; and

•	the absence of any order issued by any governmental authority of competent jurisdiction or other legal impediment preventing or making illegal the consummation of the Transactions.

In addition, International Paper, SpinCo, xpedx Intermediate and xpedx LLC’s obligations to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following additional conditions, among others:

•

the representations and warranties of the UWWH Stockholder, UWWH and UWW, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects as of the effective time of the Merger as if made as of the effective time of the Merger (except to the extent such representations and warranties address matters as of a particular date, in which case as of such date), except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have, a material adverse effect on UWWH, its subsidiaries or the financial condition or results of operations of

UWWH, taken as a whole, subject to certain exceptions, or the ability of UWWH to consummate the Transactions and to perform its obligations under the Merger Agreement and the Transaction Agreements (a “UWWH MAE”) (other than certain representations and warranties which must be true and correct in all respects);

•	the covenants and agreements being performed by the UWWH Stockholder, UWWH and UWW in all material respects at or prior to the effective time of the Merger (other than certain covenants and agreements which must be performed in all respects);

•	the delivery by UWWH of an officer’s certificate certifying the satisfaction of the above conditions;

•	the absence of a UWWH MAE since June 30, 2013;

•	the receipt of a spin-off tax opinion by International Paper and SpinCo from legal counsel;

•	the receipt of a tax opinion by International Paper and SpinCo from legal counsel to the effect that the Merger will constitute a “reorganization” for federal income tax purposes within the meaning of Section 368(a) of the Code;

•	the entrance into and delivery of the applicable Transaction Agreements by the UWWH Stockholder and UWWH, which are in full force and effect;

•	the delivery by the UWWH Stockholder of a certification that it is not a foreign person; and

•	the termination of the advisory agreement among UWWH, UWW and Bain Capital, without liability to SpinCo or its subsidiaries.

Furthermore, UWWH and UWW’s obligations to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following additional conditions, among others:

•	the representations and warranties of International Paper, SpinCo, xpedx Intermediate and xpedx LLC, disregarding all materiality or material adverse effect qualifiers, being true and correct in all respects as of the effective time of the Merger as if made as of the effective time of the Merger (except to the extent such representations and warranties address matters as of a particular date, in which case as of such date), except where their failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have, a material adverse effect on the xpedx business, SpinCo and its subsidiaries, International Paper or any of International Paper’s subsidiaries with respect to the xpedx business or the financial condition or results of operations of the xpedx business, taken as a whole, subject to certain exceptions, or the ability of International Paper or SpinCo and its subsidiaries to consummate the Transactions and to perform its obligations under the Merger Agreement and the Transaction Agreements (a “SpinCo MAE”) (other than certain representations and warranties which must be true and correct in all respects);

•	the covenants and agreements being performed by International Paper, SpinCo, xpedx Intermediate and xpedx LLC in all material respects at or prior to the effective time of the Merger (other than certain covenants and agreements, which must be performed in all respects);

•	the delivery by each of International Paper and SpinCo of an officer’s certificate certifying the satisfaction of the above conditions;

•	the absence of any SpinCo MAE since June 30, 2013;

•	the receipt of a tax opinion by UWWH’s legal counsel, to the effect that (i) the Merger will constitute a “reorganization” for federal income tax purposes within the meaning of Section 368(a) of the Code and (ii) the Subsidiary Merger will qualify as a capital contribution within the meaning of Section 351(a) of the Code;

•	the entrance into and delivery of the applicable Transaction Agreements by International Paper, SpinCo, xpedx Intermediate and xpedx LLC, which are in full force and effect.

Furthermore, the effective date of the registration statement of which this prospectus forms a part will be no earlier than the date on which SpinCo, as the surviving corporation, would be reasonably able to meet its obligations and requirements as a public company with securities listed on the NYSE and is otherwise reasonably prepared to operate as a standalone entity taking into account all resources available to it under the Transaction Agreements and on commercially reasonable terms from third parties.

Termination of the Merger Agreement	The Merger Agreement may be terminated by:

•	the mutual written consent of International Paper and UWWH;

•	either of International Paper or UWWH if the effective time of the Merger has not occurred on or before January 5, 2015, unless the failure to effect the Merger by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations set forth in the Merger Agreement;

•	UWWH, if there has been a material breach by International Paper or SpinCo of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or any such representation and warranty has become untrue in any material respect, and such breach or inaccuracy has not been cured within 30 business days following notice of such breach (so long as UWWH is not then in material breach of any covenant, representation or warranty or other agreement contained in the Merger Agreement which breach would cause the closing conditions of International Paper or SpinCo not to be satisfied if the closing were to occur at the time of termination);

•	International Paper, if there has been a material breach by UWWH of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or any such representation and warranty has become untrue in any material respect, and such breach or inaccuracy has not been cured within 30 business days following notice of such breach (so long as International Paper is not then in material breach of any covenant, representation or warranty or other agreement contained in the Merger Agreement which breach would cause the closing conditions of UWWH or the UWWH Stockholder not to be satisfied if the closing were to occur at the time of termination); and

•	any of the parties if any law or order of any governmental authority preventing or prohibiting the completion of the Transactions has become final and nonappealable.

Termination fees and expenses	The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, certain termination fees may be payable:

•	If International Paper terminates the Merger Agreement as described in the fourth bullet of the preceding section and an acquisition proposal for UWWH has commenced or is publicly disclosed, proposed or announced or otherwise communicated to UWWH or the UWWH Stockholder prior to such termination and within 15 months following such termination, UWWH or any of its subsidiaries enters into a definitive agreement with respect to such proposal, then UWWH must pay International Paper a $6 million termination fee.

•	If UWWH terminates the Merger Agreement as described in the third bullet of the preceding section and an acquisition proposal for xpedx has commenced or is publicly disclosed, proposed or announced or otherwise communicated to International Paper or the International Paper shareholders prior to such termination and within 15 months following such termination, International Paper or SpinCo enters into a definitive agreement with respect to such proposal, then International Paper must pay UWWH a $6 million termination fee.

Tax consequences to International Paper shareholders	International Paper shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

Each International Paper shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Merger to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Accounting Treatment of the Transactions	SpinCo will be the accounting acquiror in the Merger. Accordingly, SpinCo will apply acquisition accounting to the assets acquired and liabilities assumed of Unisource upon consummation of the Merger. See “The Transactions—Accounting Treatment and Considerations.”

Financing

The ABL Facility	In connection with the Transactions, we will enter into an asset-based revolving facility that will provide for revolving loans in an aggregate principal amount of up to $1,400.0 million (subject to availability under a borrowing base). In connection with the Transactions, subsidiaries of SpinCo will borrow approximately $725.2 million under the ABL Facility, assuming the closing of the Transactions as of December 31, 2013. The proceeds of the initial borrowings under the ABL Facility will be used to make the special payment to International Paper, to refinance certain existing indebtedness of Unisource and to pay related fees and expenses. See “Description of Material Indebtedness.”

Market and Industry Data

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms and our own estimates based on our management’s knowledge of and experience in the market sectors in which we compete. We have not independently verified market and industry data from third party sources.

Trademarks

We use various trademarks, service marks and brand names that we deem particularly important to the advertising activities and operation of our various lines of business and some of these marks are registered in the United States and, in some cases, other jurisdictions. This prospectus also refers to the brand names, trademarks or service marks of other companies. All brand names and other trademarks or service marks cited in this prospectus are the property of their respective holders.

*  *  *  *  *

xpedx Holding Company is a Delaware corporation. Prior to the Transactions, our principal executive offices are located at 6400 Poplar Avenue, Memphis, Tennessee 38197, and our telephone number at that address is (901) 419-9000. We expect to change our name in connection with the Transactions. Following the Transactions, we expect our principal executive offices will be located in the greater Atlanta, Georgia area, and we expect to maintain a significant presence at Unisource’s and xpedx’s current operational headquarters in Norcross, Georgia and Loveland, Ohio, respectively. Our website is www.                    .com. Information on, and which can be accessed through, our website is not incorporated in this prospectus.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF XPEDX

The following summary historical condensed combined financial data of xpedx for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, and as of December 31, 2013 and December 31, 2012, have been derived from the audited combined financial statements of xpedx included elsewhere in this prospectus. The following summary historical condensed combined financial data of xpedx as of December 31, 2011 have been derived from the audited combined financial statements of xpedx not included in this prospectus. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of xpedx” and the financial statements of xpedx and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	2013	2012	2011
	(Dollars in millions)
Statement of Operations Data:
Net sales	$5,652.4	$6,012.0	$6,509.2
Cost of products sold	4,736.8	5,036.7	5,475.3
Distribution expenses	314.2	324.0	324.5
Selling and administrative expenses	548.2	580.6	598.7
Depreciation and amortization	17.1	14.0	15.6
Restructuring charges	37.9	35.1	43.6

Operating (loss) income	(1.8)	21.6	51.5
Other income, net	(2.2)	(1.9)	(5.2)
Income tax provision	0.4	9.1	21.2
Income (loss) from discontinued operations, net of income taxes	0.2	(10.0)	(13.6)

Net income	$0.2	$4.4	$21.9

Balance Sheet Data (at period end):
Accounts receivable, net	$669.7	$680.6	$731.7
Inventories, net	360.9	373.4	387.2
Total assets	1,312.2	1,367.9	1,442.9
Non-current liabilities	12.5	16.9	16.4

Cash Flow Provided by (Used for) Continuing Operations:
Operating activities	$54.9	$61.7	$96.5
Investing activities	13.2	(7.7)	(16.9)
Financing activities	(78.5)	(50.3)	(86.2)

Other Selected Data:
Adjusted EBITDA(1)	$55.4	$74.8	$115.9

(1)	xpedx supplements its financial information prepared in accordance with GAAP with Adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization, cash and non-cash restructuring and certain other unusual costs, if any) because xpedx believes investors commonly use Adjusted EBITDA as a main component of valuing companies such as xpedx. Adjusted EBITDA is not a measurement of financial performance under GAAP. Non-GAAP measures do not have definitions under GAAP and may be defined differently by and not be comparable to, similarly titled measures used by other companies. As a result, management of xpedx considers and evaluates non-GAAP measures in connection with a review of the most directly comparable measure calculated in accordance with GAAP. Management of xpedx cautions investors not to place undue reliance on such non-GAAP measures, but also to consider them with the most directly comparable GAAP measure. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing xpedx’s results as reported under GAAP.

A reconciliation of Adjusted EBITDA to net income determined in accordance with GAAP is provided below:

	Year Ended December 31,
	2013	2012	2011
	(Dollars in millions)
Net income	$0.2	$4.4	$21.9
Interest expense, net	—	—	—
Income tax provision	0.4	9.1	21.2
Depreciation and amortization	17.1	14.0	15.6

EBITDA	17.7	27.5	58.7
Restructuring charges	37.9	35.1	43.6
Income (loss) from discontinued operations, net of income taxes	0.2	(10.0)	(13.6)
Other(a)	—	2.2	—

Adjusted EBITDA	$55.4	$74.8	$115.9

(a)	“Other” for the year ended December 31, 2012 is comprised of $2.2 million of temporary labor costs incurred due to a labor strike.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF UNISOURCE

The following summary of historical consolidated financial data of Unisource for the fiscal years ended December 31, 2013, December 29, 2012 and December 31, 2011, and as of December 31, 2013 and December 29, 2012, have been derived from the audited consolidated financial statements of Unisource included elsewhere in this prospectus. The historical consolidated financial data of Unisource as of December 31, 2011 have been derived from the audited consolidated financial statements of Unisource not included in this prospectus. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unisource” and the financial statements of Unisource and the notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended
	December 31, 2013	December 29, 2012	December 31, 2011
	(Dollars in millions)
Statement of Operations Data:
Net sales	$4,089.1	$4,123.3	$4,327.8
Cost of products sold, excluding depreciation and amortization	3,370.4	3,405.6	3,591.9
Distribution expenses	250.3	240.0	252.4
Selling and administrative expenses	391.3	392.9	409.0
Depreciation and amortization	25.1	25.4	24.5
Restructuring (gains) expenses	(3.4)	6.6	14.6
Merger expenses	14.3	—	—
Asset impairments	0.4	4.9	1.0
Other expense, net	0.5	0.4	1.5

Operating income	40.2	47.5	32.9
Interest expense, net	27.4	28.3	66.7

Income (loss) before income taxes	12.8	19.2	(33.8)
Income tax expense (benefit)	(228.5)	15.2	(5.5)
Equity earnings of affiliates, net of taxes	(1.1)	(1.1)	(1.2)

Net income (loss)	242.4	5.1	(27.1)
Redeemable preferred stock dividends	(19.4)	(17.2)	(1.3)

Net income (loss) attributable to common shareholders	$223.0	$(12.1)	$(28.4)

Balance Sheet Data (at period end):
Accounts receivable, net	$467.8	$471.9	$461.7
Inventories	314.7	315.2	316.7
Total assets	1,215.2	1,039.2	1,067.5
Long-term debt (including current maturities)	383.4	382.8	385.6
Other noncurrent liabilities	100.0	110.2	96.1

Cash Flow Provided by (used in):
Operating activities	$(1.5)	$18.1	$40.9
Investing activities	(10.3)	(26.9)	(22.3)
Financing activities	3.6	(4.7)	(13.3)

Other Selected Data:
Adjusted EBITDA(1)	$82.1	$89.9	$78.6

(1)

Unisource supplements its financial information prepared in accordance with GAAP with Adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization, restructuring (gains) expenses, merger expenses, asset impairments, and certain other costs, if any) because similar information has historically been required by its lenders pursuant to its senior credit facility. Further, Unisource believes Adjusted EBITDA gives investors meaningful information to help them understand Unisource’s operating results and to analyze Unisource’s financial and business trends on a period-to-period basis and is commonly used as a component when valuing companies such as Unisource. Adjusted EBITDA is not a measurement of financial performance under GAAP. Non-GAAP measures do not have definitions under GAAP and may be defined differently by and not be comparable to similarly titled measures used by other companies. As result, management of Unisource considers and evaluates non-GAAP measures in connection with a review of the most directly comparable measure calculated in accordance with GAAP. Management of Unisource cautions investors not to place undue reliance on such non-GAAP measures, but also to consider them with the most directly comparable GAAP measure. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as substitutes for analysis of Unisource’s results as reported under GAAP.

A reconciliation of Adjusted EBITDA to net income (loss) determined in accordance with GAAP is provided below:

	Fiscal years ended
	December 31, 2013	December 29, 2012	December 31, 2011
	(Dollars in millions)
Net income (loss)	$242.4	$5.1	$(27.1)
Interest expense, net	27.4	28.3	66.7
Income tax expense (benefit)	(228.5)	15.2	(5.5)
Depreciation and amortization	25.1	25.4	24.5

EBITDA	66.4	74.0	58.6
Restructuring (gains) expenses	(3.4)	6.6	14.6
Merger expenses	14.3	—	—
Asset impairments	0.4	4.9	1.0
Other(a)	4.4	4.4	4.4

Adjusted EBITDA	$82.1	$89.9	$78.6

(a)	“Other” consists of fees paid to Bain Capital pursuant to the advisory agreement.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following sets forth summary unaudited pro forma condensed combined financial data which combines the combined financial information of xpedx and consolidated financial information of Unisource as of and for the year ended December 31, 2013 after giving effect to the Transactions. The summary unaudited pro forma condensed combined financial data are derived from the unaudited pro forma condensed combined financial statements that are included elsewhere in this prospectus. The summary unaudited pro forma condensed combined financial data are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of the combined company would have been had the Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

This information is only a summary and should be read in conjunction with “Selected Historical Combined Financial Data for xpedx,” “Selected Historical Consolidated Financial Data for Unisource,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of xpedx” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unisource” which are included elsewhere in this prospectus.

Year Ended December 31, 2013
(Dollars in millions)
Statement of Operations Data:
Net sales	$9,741.5
Cost of products sold	8,108.8
Distribution expense	564.5
Selling and administrative expense	934.8
Depreciation and amortization	54.3
Restructuring charges	34.5
Asset impairment	0.4

Operating income	44.2

Other income, net	(1.7)
Interest expense, net	28.0
Income tax (benefit) provision	(220.7)
Equity earnings of affiliates, net of taxes	(1.1)

Income from continuing operations	$239.7

Balance Sheet Data (at period end):
Accounts receivable, net	1,144.4
Inventories, net	717.7
Total assets	2,766.1
Long-term debt	761.4
Total other non-current liabilities	368.5

Other Selected Data:
Pro Forma Adjusted EBITDA(1)	$136.2

(1)

In addition to evaluating the financial condition and results of operations in accordance with GAAP, management of xpedx and Unisource also review and evaluate certain alternative financial measures not prepared in accordance with GAAP. Non-GAAP measures do not have definitions under GAAP and may be defined differently by and not be comparable to, similarly titled measures used by other companies. As a result, management of xpedx and Unisource consider and evaluate non-GAAP measures in connection with a review of the most directly comparable measure calculated in accordance with GAAP. Management of xpedx and Unisource caution investors not to place undue reliance on such non-GAAP measures, but also to consider them with the most directly comparable GAAP measure. Pro Forma Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing our results as reported under GAAP.

In this prospectus, xpedx and Unisource supplement their financial information prepared in accordance with GAAP with Pro Forma Adjusted EBITDA because xpedx and Unisource believe investors commonly use Pro Forma Adjusted EBITDA as a main component of valuing companies such as xpedx and Unisource. Pro Forma Adjusted EBITDA is not a measurement of financial performance under GAAP. Pro Forma Adjusted EBITDA is defined as net income, plus (i) loss from discontinued operations, (ii) interest expense, net, (iii) income tax provision (benefit), (iv) depreciation and amortization expense, (v) restructuring charges, (vi) merger expenses, (vii) asset impairment and (viii) other adjustments, pro forma for the Transactions.

A reconciliation of Pro Forma Adjusted EBITDA to net income determined in accordance with GAAP is provided below:

	Year Ended December 31, 2013
	Historical
	xpedx	Unisource	Pro Forma Adjustments	Pro Forma Condensed Combined
	(Dollars in millions)
Net income	$0.2	$242.4	$(2.7)	$239.9
Income from discontinued operations, net of income taxes	(0.2)	—	—	(0.2)

Income from continuing operations	—	242.4	(2.7)	239.7
Interest expense, net	—	27.4	0.6	28.0
Income tax provision (benefit)	0.4	(228.5)	7.4	(220.7)
Depreciation and amortization	17.1	25.1	12.1	54.3
Restructuring charges	37.9	(3.4)	—	34.5
Merger expenses	—	14.3	(14.3)	—
Asset impairment	—	0.4	—	0.4
Other(a)(b)	—	4.4	(4.4)	—

Pro Forma Adjusted EBITDA	$55.4	$82.1	$(1.3)	$136.2

(a)	In connection with the Transactions, the combined company will enter into a new five-year asset-based revolving credit facility that provides for borrowings of up to $1,400.0 million. The agreements governing the combined company’s ABL Facility are expected to contain financial ratio covenants based on Consolidated EBITDA as defined within those agreements. Accordingly, additional items may be included in the Pro Forma Adjusted EBITDA calculation presented above to ensure consistency with Consolidated EBITDA as calculated under the ABL Facility.
(b)	“Other” for Unisource for the year ended December 31, 2013 consists of advisory fees paid to Bain Capital pursuant to the advisory agreement of $4.4 million.

RISK FACTORS

You should carefully consider the following risk factors, together with information contained or incorporated by reference in this prospectus in evaluating us and our common stock. The risks described below are the material risks, although not the only risks relating to the Transactions. If any of the following risks and uncertainties develop into actual events, these events could have a material adverse effect on SpinCo’s business, financial condition, results of operations or cash flows after the Transactions. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

Risks Relating to the Transactions

We may not realize the anticipated synergies, cost savings and growth opportunities from the Merger.

The benefits that we expect to achieve as a result of the Merger will depend, in part, on the ability of the combined company to realize anticipated growth opportunities, cost savings and other synergies. Our success in realizing these growth opportunities, cost savings and synergies, and the timing of this realization, depends on the successful integration of the xpedx and Unisource businesses. Even if the combined company is able to integrate the xpedx and Unisource businesses successfully, this integration may not result in the realization of the full benefits of the growth opportunities and cost savings and other synergies that we currently expect from this integration within the anticipated time frame or at all. For example, the combined company may be unable to eliminate duplicative costs. Moreover, we may incur substantial expenses in connection with the integration of xpedx’s and Unisource’s businesses. While we anticipate that certain expenses will be incurred, such expenses are difficult to estimate accurately, and may exceed current estimates. Accordingly, the benefits from the Merger may be offset by costs or delays incurred in integrating the businesses.

The integration of the xpedx business with the Unisource business following the Transactions may present significant challenges.

There is a significant degree of difficulty and management distraction inherent in the process of integrating the xpedx and Unisource businesses. These difficulties include:

•	the challenge of integrating the xpedx and Unisource businesses and carrying on the ongoing operations of each business;

•	the challenge of integrating the business cultures of each company;

•	the challenge and cost of integrating the information technology (“IT”) systems of each company; and

•	the potential difficulty in retaining key employees and sales personnel of xpedx and Unisource.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of xpedx’s or Unisource’s businesses and may require the combined company to incur substantial out-of-pocket costs. Members of our senior management may be required to devote considerable amounts of time and attention to this integration process, which will decrease the time they will have to manage the combined company, service existing customers, attract new customers and develop new services or strategies. If senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the combined company could suffer.

We cannot assure you that the combined company will successfully or cost-effectively integrate the Unisource and xpedx businesses. The failure to do so could have a material adverse effect on the combined company’s financial condition and results of operations.

The combined company may be unable to provide benefits and services or access to equivalent financial strength and resources to the xpedx business that historically have been provided by International Paper.

The xpedx business has been able to receive benefits and services from International Paper and has been able to benefit from International Paper’s financial strength and extensive business relationships. After the Transactions, the combined company will no longer benefit from International Paper’s resources, other than pursuant to the Transition Services Agreement. While International Paper will provide certain transition services for SpinCo following the Transactions under the Transition Services Agreement, it cannot be assured that we will be able to adequately replace all of the resources provided by International Paper or replace them at the same cost. If we are not able to replace the resources provided by International Paper, are unable to replace them at the same cost or are delayed in replacing the resources provided by International Paper, our business, financial condition and results of operations may be negatively impacted.

Our and Unisource’s historical and pro forma combined financial data are not necessarily representative of the results the combined company would have achieved and may not be a reliable indicator of the combined company’s future results.

Our and Unisource’s historical and pro forma financial data included in this prospectus may not reflect what xpedx’s or Unisource’s results of operations, financial condition and cash flows would have been had we been a combined company during the periods presented, or what the combined company’s results of operations, financial condition and cash flows will be in the future. Among other factors, this is because:

•	Prior to the Transactions, International Paper operated the xpedx business as part of its broader corporate organization and International Paper, or one of its affiliates, performed certain corporate functions for the xpedx business, including tax and treasury administration and certain governance functions, including internal audit and external reporting. Our historical and pro forma financial statements reflect allocations of corporate expenses from International Paper for these and similar functions and may not reflect the costs that the combined company will incur for similar services in the future.

•	The xpedx business and the Unisource business have and the combined company will rely heavily on the sale of paper and related products. There has been an industry-wide decrease in demand for paper and related products in key markets the combined company will serve, primarily because of the use of email, increased and permanent product substitution, including less print advertising, more electronic billing, more e-commerce, fewer catalogs and a reduced volume of mail.

•	The working capital and other capital required for the general corporate purposes of the xpedx business, including acquisitions and capital expenditures, historically have been satisfied as part of the company-wide cash management practices of International Paper. Following the completion of the Transactions, the combined company will need to generate its own funds to finance working capital or other cash requirements and may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a combined company.

In addition, the pro forma financial data we have included in this prospectus are based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a combined company and may not be a reliable indicator of what our financial condition or results of operations actually may be in the future.

Our accounting, management and financial reporting systems may not be adequately prepared to comply with public company reporting, disclosure controls and internal control over financial reporting requirements.

The financial results of the xpedx business previously were included within the consolidated results of International Paper, and neither SpinCo nor Unisource were subject to the reporting and other requirements of the

Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the Transactions, we will be directly subject to reporting and other obligations under the Exchange Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to the combined company’s business and financial condition. Following the Merger, we will be responsible for ensuring that all aspects of the combined company’s business comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”). Under the Sarbanes-Oxley Act, we will be required to maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, our management will be required to assess the effectiveness of our internal control over financial reporting and obtain a report by an independent registered public accounting firm addressing such assessments on an annual basis, subject to applicable phase-in periods.

To comply with these requirements, the combined company may need to upgrade its systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting, legal and finance staff. The combined company expects to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If the combined company is unable to upgrade its financial and management controls, reporting systems, IT systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act and the Sarbanes-Oxley Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on the combined company’s business, financial condition and results of operations.

We expect that the combined company will incur significant one-time costs associated with the Transactions that could affect the period-to-period operating results of the combined company following the completion of the Transactions.

We anticipate that the combined company will incur one-time costs of approximately $225 million over the next five years as a result of costs associated with the Transactions. We will not be able to quantify the exact amount of these charges or the period in which they will be incurred until after the Transactions are completed. Some of the factors affecting the costs associated with the Transactions include the timing of the completion of the Transactions, the resources required in integrating the Unisource business and the xpedx business and the length of time during which transition services are provided to SpinCo by International Paper. The amount and timing of these charges could adversely affect the period-to-period operating results of SpinCo, which could result in a reduction in the market price of shares of SpinCo common stock. Moreover, delays in completing the integration may reduce or delay the synergies and other benefits expected from the Transactions and such reduction may be material.

If costs to integrate our information technology infrastructure and network systems are more than amounts that have been budgeted, our business, financial condition and results of operations could be adversely affected.

We expect to spend approximately $70 million of the anticipated $225 million one-time costs (described above) on information technology infrastructure and systems integration and planning in connection with the Merger. The primary areas of spending will be integrating our financial, operational and human resources systems. We expect that a portion of these expenditures will be capitalized. Expenditures in excess of the budgeted amounts on transition and other costs could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected following the Merger if we, International Paper and Unisource are unable to obtain required third-party consents for certain contracts.

Certain contracts, including customer contracts, which are required by the Contribution and Distribution Agreement to be transferred or assigned to SpinCo by International Paper and its subsidiaries, contain provisions which require the consent of a third party to the transactions to affect such transfer or assignment. Similarly, certain of Unisource’s existing contracts contain provisions which require the consent of a third party to the Merger. If we, International Paper and Unisource are unable to obtain these consents on commercially reasonable and satisfactory terms or at all, our ability to obtain the benefit of such contracts in the future may be impaired. For example, the failure to obtain the consent of our or Unisource’s customers could result in lost sales and have an adverse effect on our results of operation, cash flows and financial condition.

The combined company’s substantial indebtedness, which would have been approximately $827.0 million on a pro forma basis as of December 31, 2013, could adversely affect our financial condition and impair our ability to operate our business.

In connection with the Transactions, we will enter into a $1.4 billion asset-based revolving credit facility, which will be used to fund the special payment to International Paper, to repay certain outstanding indebtedness of subsidiaries of UWWH and pay related fees and expenses. Based upon Unisource’s outstanding indebtedness as of December 31, 2013, assuming the closing of the Transactions occurred as of December 31, 2013, we expect that the combined company will have approximately $827.0 million in total indebtedness, including the new borrowings of $725.2 million under the ABL Facility, $73.7 million of capital lease obligations (exclusive of the non-monetary portion) and $28.1 million of Unisource Canadian bank overdrafts. See “Capitalization.” This level of indebtedness could have important consequences to the combined company’s financial condition, operating results and business, including the following:

•	limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	increasing our cost of borrowing;

•	requiring that a substantial portion of our cash flows from operations be dedicated to payments on our indebtedness instead of other purposes, including operations, capital expenditures and future business opportunities;

•	making it more difficult for us to make payments on our indebtedness or satisfy other obligations;

•	exposing us to risk of increased interest rates because our borrowings under the ABL Facility are at variable rates of interest;

•	limiting our ability to make the expenditures necessary to complete the integration of xpedx’s business with Unisource’s business;

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	increasing our vulnerability to a downturn in general economic conditions or in our business, and making us unable to carry out capital spending that is important to our growth.

Despite our substantial indebtedness following the consummation of the Transactions, we may still be able to incur substantially more indebtedness in the future. This could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future, including secured indebtedness. Although the agreements governing the ABL Facility will contain restrictions on the incurrence of additional indebtedness, these restrictions will be subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If new indebtedness is added to our current indebtedness levels, the related risks we will face could intensify.

The agreements governing our indebtedness will contain restrictive covenants, which will restrict our operational flexibility.

The agreements governing the combined company’s ABL Facility will contain restrictions and limitations on its ability to engage in activities that may be in the combined company’s long-term best interests, including financial and other restrictive covenants that will limit its ability to:

•	incur additional indebtedness or guaranties, or issue certain preferred shares;

•	pay dividends, redeem stock or make other distributions;

•	repurchase, prepay or redeem subordinated indebtedness;

•	make investments or acquisitions;

•	create liens;

•	make negative pledges;

•	consolidate or merge with another company;

•	sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with affiliates; and

•	change the nature of our business.

The agreements governing the ABL Facility will also contain other restrictions customary for asset-based facilities of this nature.

Our ability to borrow additional amounts under the ABL Facility will depend upon satisfaction of these covenants. Events beyond our control could affect our ability to meet these covenants. Our failure to comply with obligations under the agreements governing the ABL Facility may result in an event of default under those agreements. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. This could have serious consequences to our financial condition, operating results and business and could cause us to become bankrupt or insolvent.

The Transactions are subject to certain conditions, and therefore the Transactions may not be consummated on the terms or timeline currently contemplated.

The consummation of the Transactions remain subject to the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions, including (i) SpinCo’s receipt of the proceeds of the special payment financing in an amount sufficient to pay the special payment, and International Paper’s receipt of the special payment from SpinCo, (ii) receipt of the IRS ruling to International Paper, (iii) the International Paper board of directors’ receipt of a solvency opinion with respect to International Paper and SpinCo, (iv) the absence of a stop order by the Mexican Federal Economic Competition Commission in connection with the parties’ second concentration notice in Mexico, (v) this registration statement having been declared effective and the approval for listing on the New York Stock Exchange of SpinCo common stock to be issued in the Merger, (vi) subject to certain exceptions, the accuracy of representations and warranties in the Merger Agreement, (vii) receipt of customary tax opinions and (viii) the absence of a material adverse effect on xpedx and Unisource since June 30, 2013. In addition, the consummation of the Merger is subject to the Contribution and Distribution having occurred pursuant to the terms of the Contribution and Distribution Agreement.

In addition, the parties to the Merger Agreement have the right to terminate the Merger Agreement under certain circumstances. See “The Merger Agreement—Termination of the Merger; Termination Fees.” Neither we nor UWWH can assure you that the Transactions will be consummated on the terms or timeline currently contemplated.

We have and will continue to expend a significant amount of capital and management’s time and resources on the Transactions, and a failure to consummate the Transactions as currently contemplated could have a material adverse effect on our business and results of operations.

The pendency of the Merger could potentially adversely affect the business and operations of xpedx and Unisource.

In connection with the pending Merger, some customers of each of xpedx and Unisource may delay or defer decisions, may end their relationships with the relevant company or may reduce the amount of products purchased, which could negatively affect the revenues, earnings and cash flows of the xpedx business and the Unisource business, regardless of whether the Merger is completed. Similarly, it is possible that our and Unisource’s current and prospective employees could experience uncertainty about their future roles with the combined company following the Merger, which could materially adversely affect our ability and that of Unisource to attract and retain key personnel during the pendency and upon consummation of the Merger.

If the spin-off does not qualify as a tax-free spin-off under Section 355 of the Code, including as a result of subsequent acquisitions of stock of International Paper or SpinCo, then International Paper and/or the International Paper shareholders may be required to pay substantial U.S. federal income taxes.

The spin-off and the Merger are conditioned upon International Paper’s receipt of a private letter ruling from the IRS to the effect that the spin-off and certain related transactions will qualify as tax-free to International Paper and the International Paper shareholders for U.S. federal income tax purposes. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS ruling does not rule that the spin-off satisfies every requirement for a tax-free spin-off under Section 355 of the Code, and the parties will rely solely on the opinion of counsel for comfort that such additional requirements are satisfied.

Our and International Paper’s obligations to complete the spin-off and the Merger are also conditioned upon International Paper’s and SpinCo’s receipt of an opinion of Debevoise to the effect that the spin-off will qualify as tax-free to International Paper and the International Paper shareholders, though we expect that the condition that SpinCo receive such opinion will be waived. This opinion will rely on the IRS ruling as to matters covered by the IRS ruling.

The IRS ruling and such opinion will be based on, among other things, certain representations and assumptions as to factual matters made by us, International Paper and UWWH, including assumptions concerning Section 355(e) of the Code as discussed below. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS ruling or such opinion. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS ruling and such opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

If the spin-off does not qualify as a tax-free spin-off under Section 355 of the Code, then the receipt of our common stock would be taxable to the International Paper shareholders, International Paper might recognize a substantial gain on the spin-off, and we may be required to indemnify International Paper for the tax on such gain pursuant to the Tax Matters Agreement.

In addition, the spin-off will be taxable to International Paper pursuant to Section 355(e) of the Code if there is a 50% or more change in ownership of either International Paper or SpinCo, directly or indirectly, as part of a plan or series of related transactions that include the spin-off. Because the International Paper shareholders will collectively own more than 50% of our common stock following the Merger, the Merger alone will not cause the spin-off to be taxable to International Paper under Section 355(e) of the Code. However, Section 355(e) of the Code might apply if other acquisitions of stock of International Paper before or after the Merger, or of SpinCo after the Merger, are considered to be part of a plan or series of related transactions that include the spin-off. If Section 355(e) of the Code applied, then International Paper might recognize a substantial amount of taxable gain, and we may be required to indemnify International Paper for the tax on such gain pursuant to the Tax Matters Agreement.

If the Merger does not qualify as a tax-free reorganization under Section 368(a) of the Code, then we may be required to pay substantial U.S. federal income taxes.

Our and International Paper’s obligations to complete the Merger are conditioned upon International Paper’s and SpinCo’s receipt of an opinion of Debevoise to the effect that the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code, though we expect to receive the private letter ruling described below and therefore expect that such condition will be waived. UWWH’s obligation to complete the Merger is conditioned on receipt of a similar opinion from UWWH’s counsel, Kirkland.

In addition, we expect that International Paper will receive a private letter ruling from the IRS to the effect that the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS ruling does not rule that the Merger satisfies every requirement for a tax-free reorganization under Section 368(a) of the Code, and the parties will rely solely on the opinion of counsel, to the extent provided, for comfort that such additional requirements are satisfied.

The IRS ruling and such opinions, to the extent provided, will be based on, among other things, certain representations and assumptions as to factual matters made by us, International Paper and UWWH. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS ruling and such opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS ruling and such opinions, to the extent provided, will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

If the Merger does not qualify as a tax-free reorganization under Section 368(a) of the Code, then UWWH would be considered to have made a taxable sale of its assets to us and we would be required to pay the U.S. federal income tax on the gain, if any, arising from such taxable sale as a result of being the surviving corporation in the Merger.

If the Subsidiary Merger does not qualify as a capital contribution under Section 351(a) of the Code, then we may be required to pay substantial U.S. federal income taxes.

UWWH’s obligation to complete the Merger is conditioned on receipt of an opinion from Kirkland to the effect that the Subsidiary Merger will qualify as a capital contribution under Section 351(a) of the Code. In addition, we expect that International Paper will receive a private letter ruling from the IRS to the effect that the Subsidiary Merger will qualify as a capital contribution under Section 351(a) of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS ruling does not rule that the Subsidiary Merger satisfies every requirement for a capital contribution under Section 351(a) of the Code, and the parties will rely solely on the opinion of counsel for comfort that such additional requirements are satisfied.

The IRS ruling and such opinion will be based on, among other things, certain representations and assumptions as to factual matters made by us, International Paper and UWWH. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS ruling or such opinion. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS ruling and such opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

If the Subsidiary Merger does not qualify as a capital contribution under Section 351(a) of the Code, then we would be considered to have made a taxable sale of the assets of xpedx Intermediate to UWW, and we may either be required to pay the U.S. federal income tax on such sale or to indemnify International Paper for the U.S. federal income tax on such sale pursuant to the Tax Matters Agreement.

SpinCo will generally be obligated to pay the UWWH Stockholder an amount equal to 85% of the tax savings arising from pre-merger net operating loss (“NOL”) carryforwards, and our ability to use such NOL carryforwards to offset future taxable income may be subject to limitations, including as a result of an ownership change for Unisource in connection with the Merger under Section 382 of the Code.

Unisource has substantial NOLs for U.S. federal, state and Canadian income tax purposes. Pursuant to the Tax Receivable Agreement, SpinCo generally will be obligated to pay the UWWH Stockholder an amount equal to 85% of the U.S. federal, state and Canadian income tax savings, if any, that SpinCo actually realizes with respect to taxable periods (or portions thereof) beginning after the date of the Merger as a result of the utilization of Unisource’s net operating losses attributable to taxable periods prior to the date of the Merger. The utilization of Unisource’s NOLs, tax credits and other tax attributes following the Merger depends on the timing and amount of taxable income earned by the combined company in the future, which neither Unisource nor xpedx are able to predict, and a lack of future taxable income would adversely affect our ability to utilize these tax attributes. Tax attributes are generally subject to expiration at various times in the future to the extent that they have not previously been applied to offset the taxable income of the combined company, and there is a risk that our existing NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. Moreover, the Merger will likely result in an ownership change for Unisource under Section 382 of the Code, potentially limiting the use of Unisource’s NOLs to offset future taxable income for both U.S. federal and state income tax purposes. These limitations may affect the timing of when these NOLs may be used which, in turn, may impact the timing and amount of cash taxes payable by the combined company.

Significant judgment is required in evaluating the need for and magnitude of appropriate valuation allowances against deferred tax assets. The realization of these assets is dependent on generating future taxable income, as well as successful implementation of various tax planning strategies. While we believe that the judgments and estimates of Unisource with respect to the valuation allowances included in this prospectus are appropriate and reasonable under the circumstances on a standalone basis, actual results could differ from projected results, which could give rise to additions to valuation allowances or reductions in valuation allowances. It is possible that such changes could have a material effect on the amount of income tax expense (benefit) recorded in our consolidated statement of operations.

We are required to abide by potentially significant restrictions that could limit our ability to undertake certain corporate actions (such as the issuance of common stock or the undertaking of a merger or consolidation) that otherwise could be advantageous.

The Tax Matters Agreement prohibits us from taking actions that could reasonably be expected to cause the Transactions to be taxable. In particular, for two years after the spin-off we may not:

•	cease, or permit certain of our wholly-owned subsidiaries to cease, the active conduct of a business that was conducted immediately prior to the spin-off or from holding certain assets held at the time of the spin-off;

•	dissolve, liquidate, take any action that is a liquidation for U.S. federal income tax purposes, merge or consolidate with any other person (other than pursuant to the Mergers), or permit certain of our wholly-owned subsidiaries from doing any of the foregoing; or

•	approve or allow an extraordinary contribution to us by our shareholders in exchange for stock, redeem or otherwise repurchase (directly or indirectly) any of our stock, or amend our certificate of incorporation or other organizational documents, or take any other action, if such amendment or other action would affect the relative voting rights of our capital stock.

Nevertheless, we are permitted to take any of the actions described above if International Paper obtains a supplemental IRS private letter ruling (or, in certain circumstances, an opinion of counsel that is reasonably acceptable to International Paper) to the effect that such action will not affect the tax-free status of the Transactions. Because of these restrictions, for two years after the spin-off, we may be limited in the amount of capital stock that we can issue to make acquisitions or to raise additional capital.

The number of shares of our common stock that International Paper shareholders will receive in the Distribution is not subject to adjustment based on our performance or that of Unisource. Accordingly, because this performance may fluctuate, the relative market values of our common stock that International Paper shareholders receive in the Distribution may not reflect the performance of the individual companies at the time of the Merger.

In connection with the Transactions, International Paper shareholders or their transferees as of the record date will own approximately 51% of the common stock of the combined company on a fully-diluted basis after giving effect to the Merger. International Paper shareholders who receive our shares in the Distribution will not receive any new shares in the Merger and will continue to hold the existing shares of International Paper and SpinCo. In connection with the Distribution, SpinCo is required to make a special payment to International Paper of $400 million, subject to adjustment based on estimates of changes in the net working capital and net indebtedness of the xpedx business and Unisource, and the transaction expenses of Unisource. If the sum of the changes in the net working capital and net indebtedness of the xpedx business represents a positive change in the value of the xpedx business, the special payment to International Paper will be increased by such amount. If that amount represents a negative change in the value of the xpedx business, the special payment to International Paper will be reduced by such amount. If the sum of the Unisource transaction expenses in excess of $15 million and changes in the net working capital and net indebtedness of Unisource represents a positive change in the value of Unisource, SpinCo shall pay such amount to the UWWH Stockholder. If that amount represents a negative change in the value of Unisource, the special payment to International Paper will be increased by a corresponding amount.

Actual results may be materially lower than the financial forecasts contained in this prospectus.

This prospectus contains financial forecasts for the combined company, including expected 2014 Adjusted EBITDA, anticipated future improvements in Adjusted EBITDA, including expected improvements in Adjusted EBITDA by the end of 2017, expected cost savings and synergies and the timeline to achieve such cost savings and synergies, and the agreed-upon EBITDA target. The financial forecasts are not guarantees of performance of the combined company. The financial forecasts are forward-looking statements that are subject to a number of significant risks, uncertainties and assumptions, and should be read with caution. The financial forecasts are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and recent developments. You should not place undue reliance on the financial forecasts contained in this prospectus. The financial forecasts were not prepared by management of the combined company with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or generally accepted accounting principles in the United States.

The financial forecasts reflect numerous important assumptions made by the management of the combined company in light of current business, industry and market conditions. Many of these assumptions are beyond the combined company’s control. In preparing the financial forecasts, management of each of the companies made assumptions regarding the following matters, among others:

•	future general economic trends, such as inflation rates;

•	conditions in the print, packaging and facilities solutions markets generally;

•	selling prices for the combined company’s print, packaging and facilities solutions products;

•	maintenance of contracts currently in place;

•	growth in sales volumes through expansion in current markets and penetration of new markets;

•	continued cost reductions from synergies resulting from the Transactions; and

•	employee wages and benefits.

There can be no assurance that the assumptions made in preparing the financial forecasts or the financial forecasts themselves will prove accurate. Actual results may be materially lower than the financial forecasts. We do not intend to (and we specifically disclaims any obligation to) make publicly available any update or other revisions to the financial forecasts.

Risks Relating to the Combined Company’s Business

The industry-wide decline in demand for paper and related products could have an adverse effect on the combined company’s financial condition and results of operations.

The xpedx business and the Unisource business have relied, and the combined company will rely, heavily on the sale of paper and related products. The industry-wide decrease in demand for paper and related products in key markets the combined company serves will place continued pressure on the combined company’s revenues and profit margins and make it more difficult to maintain or grow Adjusted EBITDA. This trend is expected to continue. The failure to effectively differentiate the combined company from its competitors and the failure to grow the Packaging and Facility Solutions businesses in the face of increased use of email, increased and permanent product substitution, including less print advertising, more electronic billing, more e-commerce, fewer catalogs and a reduced volume of mail, could have an adverse impact on market share, sales and profitability through increased expenditures or decreased prices.

The combined company may not realize anticipated benefits from cost reduction efforts.

We expect to implement a number of cost reduction initiatives that we believe are necessary to position the combined company’s business for future success and growth. Future success and earnings growth depend upon our ability to achieve a lower cost structure and operate efficiently in the highly competitive business-to-business distribution industry, particularly in an environment of increased competitive activity and reduced profitability. If we are unable to realize the anticipated benefits from cost cutting efforts, the combined company could have a cost disadvantage in the marketplace, and our competitiveness and profitability could decrease.

Competition in our industry may adversely impact the combined company’s margins and our ability to retain customers and make it difficult to maintain its market share and profitability.

The business-to-business distribution industry is highly competitive, with numerous regional and local competitors, and is a mature industry characterized by slowing revenue growth. The combined company’s principal competitors include regional and local distributors in the Print segment; national distributors, national and regional manufacturers and independent brokers in the Packaging segment; and national, regional and local distributors in the Facility Solutions segment. Most of these competitors generally offer a wide range of products at prices comparable to those the combined company offers. Additionally, new competition could arise from non-traditional sources, group purchasing organizations, e-commerce, discount wholesalers such as Costco or Sam’s Club or consolidation among competitors. New competitive sources may result in increased focus on pricing and on limiting price increases, or may require increased discounting. Such competition may result in margin erosion or make it difficult to attract and retain customers.

Increased competition within the industry, reduced demand for paper, increased and permanent product substitution through less print advertising, more electronic billing, more e-commerce, fewer catalogs, a reduced volume of mail and general economic conditions have served to further increase pressure on the industry’s profit margins, and continued margin pressure within the industry may have a material adverse impact on our operating results and profitability.

Adverse developments in general business and economic conditions as well as conditions in the global capital and credit markets could have an adverse effect on the demand for the combined company’s products and the combined company’s financial condition and results of operations.

The persistent slow growth in gross domestic product (“GDP”) in recent years has adversely affected the results of operations of both xpedx and Unisource. If GDP continues to grow at a slow rate, demand for the products the combined company sells will be adversely affected. In addition, volatility in the capital and credit markets, which impacts interest rates, currency exchange rates and the availability of credit, could have a material adverse effect on the business, financial condition and results of operations of the combined company and its customers. The combined company has exposure to counterparties with which it routinely executes transactions. Such counterparties include customers and financial institutions. A bankruptcy or illiquidity event by one or more of its counterparties could have a material adverse effect on the business, financial condition and results of operations of the combined company.

In order to compete, the combined company must attract, train and retain highly qualified employees, and the failure to do so could have an adverse effect on results of operations.

To successfully compete, the combined company must attract, train and retain a large number of highly qualified employees while controlling related labor costs. Specifically, the combined company must recruit and retain qualified sales professionals. As a result of the Transactions, sales professionals may choose to leave the combined company. If the combined company were to lose a significant amount of its sales professionals, we could lose a material amount of sales, which would have a material adverse effect on our financial condition and results of operations. Many sales professionals are subject to confidentiality and non-competition agreements. If sales professionals were to violate these agreements, the combined company could seek to legally enforce these agreements and may incur substantial costs in connection with such enforcement. The combined company competes with other businesses for employees and invests significant resources in training and motivating them. There is no assurance that the combined company will be able to attract or retain highly qualified employees. The inability to retain or hire qualified personnel at economically reasonable compensation levels would restrict our ability to grow the combined company’s business and result in lower operating results and profitability.

The combined company’s business may be adversely affected by work stoppages, union negotiations and labor disputes.

Approximately 10% of the combined company’s employees are currently covered by collective bargaining or other similar labor agreements. Historically, the effects of collective bargaining and other similar labor agreements on xpedx and Unisource have not been significant. However, if a larger number of the combined company’s employees were to unionize, including in the wake of any future legislation or administrative regulation that makes it easier for employees to unionize, the effect may be negative. Any inability to negotiate acceptable new contracts under these collective bargaining arrangements could cause strikes or other work stoppages, and new contracts could result in increased operating costs. If any such strikes or other work stoppages occur, or if additional employees become represented by a union, a disruption of our operations and higher labor costs could result. Labor relations matters affecting the combined company’s suppliers of products and services could also adversely affect our business from time to time.

The loss of any of xpedx’s or Unisource’s significant customers could adversely affect the combined company’s financial condition.

xpedx’s ten largest customers generated approximately 16% of its sales in fiscal 2013, and xpedx’s largest customer accounted for approximately 4.3% of its sales in that same period. Unisource’s ten largest customers generated approximately 11.8% of its net sales in fiscal 2013, and Unisource’s largest customer comprised approximately 2.4% of its net sales in fiscal 2013. We cannot guarantee that the combined company will maintain or improve our relationships with these customers or that the combined company will continue to supply these customers at historical levels.

Generally, neither xpedx’s nor Unisource’s customers are contractually required to purchase any minimum amount of products. Should such customers purchase products sold by the combined company in significantly lower quantities than they have in the past, such decreased purchases could have a material adverse effect on the combined company’s financial condition, operating results and cash flows.

In addition, consolidation among customers could also result in changes to the purchasing habits and volumes among some of xpedx’s and Unisource’s present customers. The loss of one or more of these significant customers, a significant customer’s decision to purchase xpedx’s or Unisource’s products in significantly lower quantities than they have in the past, or deterioration in the relationship with any of them could significantly affect the combined company’s financial condition, operating results and cash flows.

Some of the products that the combined company will sell are produced by other businesses of International Paper and Georgia-Pacific and other businesses of International Paper and Georgia-Pacific purchase some of the products the combined company will distribute. There is no guarantee that such arrangements will continue on the same terms on which they currently exist or at all.

The xpedx business receives a significant portion of the products it sells from other businesses of International Paper and supplies many other businesses of International Paper with the products that it distributes. Purchases by xpedx from other businesses of International Paper represented approximately 13% of xpedx’s cost of products sold in fiscal 2013. Unisource purchases certain products from Georgia-Pacific and sells certain products to Georgia-Pacific. Purchases by Unisource from Georgia-Pacific, net of applicable discounts, represented approximately 6.1% of Unisource’s cost of products sold in fiscal 2013. The combined company intends to enter into supply agreements and other commercial arrangements with International Paper in connection with the Transactions. The terms of these agreements and other arrangements will be materially consistent with current terms; however, there is no assurance that the supply agreement or other arrangements will not be terminated or allowed to lapse.

Changes in business conditions in the combined company’s international operations could adversely affect its business and results of operations.

The combined company’s operating results and business prospects could be substantially affected by risks related to Mexico, Canada and other countries where we sell and distribute our products. Some of our operations are in or near locations that have suffered from political, social, and economic issues; civil unrest; and a high level of criminal activity. In those locations where we have employees or operations, we may incur substantial costs to maintain the safety of our personnel and the security of our operations. Downturns in economic activity, adverse tax consequences or any change in social, political or labor conditions in any of the countries in which we operate could negatively affect the combined company’s financial results. In addition, our international operations are subject to regulation under U.S. law and other laws related to operations in foreign jurisdictions. For example, the Foreign Corrupt Practices Act of 1977 (the “FCPA”) prohibits U.S. companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad. Failure to comply with domestic or foreign laws could result in various adverse consequences, including the imposition of civil or criminal sanctions and the prosecution of executives overseeing the combined company’s international operations.

The combined company will purchase all of the products we sell to our customers from other parties and conditions beyond our control can interrupt our supplies and increase our product costs.

As a distributor, the combined company will obtain all of its packaging, paper and facility products from third-party suppliers. The combined company’s business and financial results will be dependent on our ability to purchase products from suppliers not controlled by the combined company that we, in turn, sell to our customers. The combined company may not be able to obtain the products it needs on open credit, with market or other favorable terms, or at all. Based on historical data as of December 31, 2013, we estimate that approximately 35% of the combined company’s purchases will be made from only ten suppliers. A sustained disruption in the combined company’s ability to source product from one or more of the largest of these vendors might have a material impact on our ability to fulfill customer orders resulting in lost sales and, in rare cases, damages for late or non-delivery.

For the most part, we do not expect that the combined company will have a significant number of long-term contracts with its suppliers committing them to provide products to us. Although our purchasing volume can provide benefits when dealing with suppliers, suppliers may not provide the products and supplies needed in the quantities and at the prices requested. The combined company will also be subject to delays caused by interruption in production and increases in product costs based on conditions outside of its control. These conditions include raw material shortages, environmental restrictions on operations, work slowdowns, work interruptions, strikes or other job actions by employees of suppliers, product recalls, transportation interruptions, unavailability of fuel or increases in fuel costs, competitive demands and natural disasters or other catastrophic events. The combined company’s inability to obtain adequate supplies of paper, packaging and facility supply products as a result of any of the foregoing factors or otherwise could mean that we could not fulfill our obligations to customers, and customers may turn to other distributors.

In addition, increases in product costs may reduce our margins if we are unable to pass all or a portion of these costs along to our customers, which xpedx and Unisource have historically had difficulty doing. Any such inability may have a negative impact on our business and our profitability.

Changes in prices for raw materials, including pulp, paper and resin, could negatively impact the combined company’s results of operations and cash flows.

Changes in prices for raw materials, such as pulp, paper and resin, could significantly impact the combined company’s results of operations in the print market. Although the combined company does not produce paper products and is not directly exposed to production of raw materials risk associated with production, declines in pulp and paper prices, driven by falling secular demand, periods of industry overcapacity and overproduction by paper suppliers, may adversely affect the combined company’s revenues and net income to the extent such factors produce lower paper prices. Declining pulp and paper prices generally produce lower revenues and profits, even when volume and trading margin percentages remain constant. During periods of declining pulp and paper prices, customers may alter purchasing patterns and defer paper purchases or deplete inventory levels until long-term price stability occurs. Alternatively, if prices for raw materials rise and we are unable to pass these increases on to our customers, our results of operations and profits may also be negatively impacted.

The combined company may not be able to fully compensate for increases in fuel costs.

Volatile fuel prices have a direct impact on our industry. The cost of fuel affects the price paid by the combined company for products as well as the costs incurred to deliver products to its customers. Although we have been able to pass along a portion of increased fuel costs to our customers in the past, there is no guarantee that the combined company can continue to do so. We currently pass on some of our fuel costs through a fuel surcharge on orders, but the combined company may experience difficulties in passing all or a portion of these costs along to our customers, which may have a negative impact on our business and our profitability.

Inclement weather, anti-terrorism measures and other disruptions to the transportation network could impact the combined company’s distribution system and operations.

The combined company’s ability to provide efficient distribution of products to our customers is an integral component of our overall business strategy. Disruptions at distribution centers or shipping ports or the closure of roads or imposition of other driving bans due to events such as the flooding from Superstorm Sandy, Hurricane Irene and the outbreaks of tornadoes in 2011 and blizzards in 2010 may affect our ability to both maintain key products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our results of operations.

Furthermore, in the aftermath of terrorist attacks in the United States, federal, state and local authorities have implemented and continue to implement various security measures that affect many parts of the transportation network in the United States and abroad. Our customers typically need quick delivery and will rely on the combined company’s on-time delivery capabilities. If security measures disrupt or impede the timing of our deliveries, we may fail to meet the needs of the combined company’s customers, or may incur increased expenses to do so. Any of these disruptions to the combined company’s operations may reduce our sales and have an adverse effect on our business, financial condition and results of operation.

The combined company will be dependent on a variety of IT and telecommunications systems and the Internet, and any failure of these systems could adversely impact our business and operating results.

The combined company will depend on IT and telecommunications systems and the Internet for our operations. These systems support a variety of functions including inventory management, order placement and processing with vendors and from customers, shipping, shipment tracking and billing. The combined company will maintain redundant information systems as part of our disaster recovery program and, if necessary, are able to operate in many respects using a paper-based system to help mitigate a complete interruption in our information processing capabilities. Nonetheless, the combined company’s information systems remain vulnerable to natural disasters, wide-area telecommunications or power utility outages, terrorist or cyber-attack and other major disruptions.

Failures or significant downtime of the combined company’s IT or telecommunications systems for any reason, including as a result of disruptions from integrating the xpedx and Unisource businesses, prevent us from taking customer orders, printing product pick-lists, shipping products, billing customers and handling call volume. Sales also may be affected if our reseller and retail customers are unable to access pricing and product availability information. We will also rely on the Internet, and in particular electronic data interchange, for a large portion of our orders and information exchanges with our suppliers and customers. The Internet and individual websites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites have experienced security breakdowns. If the combined company were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationships with our suppliers and customers. Disruption of the combined company’s website or the Internet in general could impair our order processing or more generally prevent our suppliers and resellers from accessing information. Failures of our systems could also lead to delivery delays and may expose us to litigation and penalties under some of our contracts. Any significant increase in the combined company’s IT and telecommunications costs or temporary or permanent loss of our IT or telecommunications systems, including as a result of disruptions from integrating the xpedx and Unisource businesses, could harm our relationships with our customers and suppliers and result in lost sales, business delays and bad publicity. The occurrence of any of these events could have an adverse effect on the combined company’s business, financial condition and results of operations.

The combined company will be subject to cyber-security risks related to breaches of security pertaining to sensitive company, customer, employee and vendor information as well as breaches in the technology that manages operations and other business processes.

The combined company’s business operations will rely upon secure IT systems for data capture, processing, storage and reporting. Our IT systems, and those of our third party providers, could become subject to cyber-attacks. Network, system, application and data breaches could result in operational disruptions or information misappropriation including, but not limited to, interruption of systems availability, denial of access to and misuse of applications required by our customers to conduct business with the combined company. Access to internal applications required to plan our operations, source materials, assemble and ship finished goods and account for orders could be denied or misused. Theft of intellectual property or trade secrets, and inappropriate disclosure of confidential information, could stem from such incidents. Any of these operational disruptions or misappropriation of information could harm the combined company’s relationship with our customers and suppliers, result in lost sales, business delays and negative publicity and could have a material effect on our business, financial condition and results of operation.

Costs to comply with environmental, health and safety laws, and to satisfy any liability or obligation imposed under such laws, could impact the combined company’s business and results of operations.

The combined company’s operations will be subject to U.S. and international environmental, health and safety laws, including laws regulating the emission or discharge of materials into the environment, the use, storage, treatment, disposal and management of hazardous substances and waste, the investigation and remediation of contamination and the health and safety of our employees and the public. The combined company could incur substantial fines or sanctions, enforcement actions (including orders limiting our operations or requiring corrective measures), investigation, remediation and closure costs and third-party claims for property damage and personal injury as a result of violations of, or liabilities or obligations under, environmental, health and safety laws. The combined company could be held liable for the costs to address contamination at any real property we have ever owned, operated or used as a disposal site.

In addition, changes in, or new interpretations of, existing laws, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future, may lead to additional compliance or other costs that could impact the combined company’s business and results of operations. Moreover, as environmental issues, such as climate change, have become more prevalent, U.S. and foreign governments, have responded and are expected to continue to respond, with increased legislation and regulation, which could negatively affect us.

Expenditures related to the cost of compliance with laws, rules and regulations could impact the combined company’s business and results of operations.

The combined company’s operations will be subject to U.S. and international laws and regulations, including regulations of the U.S. Department of Transportation Federal Motor Carrier Safety Administration, the import and export of goods, customs regulations, Office of Foreign Asset Control and the FCPA. The combined company could incur substantial fines or sanctions, enforcement actions (including orders limiting our operations or requiring corrective measures), and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, laws, regulations, codes and common law.

Tax assessments and unclaimed property audits by governmental authorities could adversely impact our operating results.

We remit a variety of taxes and fees to various governmental authorities, including federal and state income taxes, excise taxes, property taxes, sales and use taxes, and payroll taxes. The taxes and fees remitted by us are subject to review and audit by the applicable governmental authorities which could result in liability for additional assessments. In addition, we are subject to unclaimed property (escheat) laws which require us to turn over to certain government authorities the property of others held by us that has been unclaimed for a specified period of time. We are subject to audit by individual U.S. states with regard to our escheatment practices. The legislation and regulations related to tax and unclaimed property matters tend to be complex and subject to varying interpretations by both government authorities and taxpayers. Although management believes that the positions are reasonable, various taxing authorities may challenge certain of the positions we have taken, which may also potentially result in additional liabilities for taxes, unclaimed property and interest in excess of accrued liabilities. Our positions are reviewed as events occur such as the availability of new information, the lapsing of applicable statutes of limitations, the conclusion of tax audits, the measurement of additional estimated liability based on current calculations, the identification of new tax contingencies, or the rendering of relevant court decisions. An unfavorable resolution of assessments by a governmental authority could negatively impact our results of operations and cash flows in future periods.

Our inability to renew existing leases on acceptable terms, negotiate rent decreases or concessions and identify affordable real estate could affect our operating results.

We may be unable to successfully negotiate or renew existing leases at attractive rents, negotiate rent decreases or concessions or identify affordable real estate. A key factor in our operating performance is the location and associated real estate costs of our distribution centers. In particular, approximately 40 of Unisource’s lease and sublease agreements expire in June 2018. Our inability to negotiate or renew these or any other leases on favorable terms, or at all, could have a material adverse effect on our business and results of operations due to, among other things, any resultant increased lease payments.

Results of legal proceedings could have a material effect on our consolidated financial statements.

The combined company will rely on manufacturers and other suppliers to provide us with the products and equipment we sell, distribute and service. As we will not have direct control over the quality of the products manufactured or supplied by such third-party suppliers, we will be exposed to risks relating to the quality of the products and equipment we sell, distribute and service. It is possible that inventory from a manufacturer or supplier could be sold to our customers and later be alleged to have quality problems or to have caused personal injury, subjecting the combined company to potential claims from customers or third parties. Our ability to hold such manufacturer or supplier liable will depend on a variety of factors, including its financial viability. Moreover, as the combined company increases the number of private label products we distribute, our exposure to potential liability for product liability claims may increase. Finally, even if the combined company is successful in defending any claim relating to the products or equipment we distribute, claims of this nature could negatively impact our reputation and customer confidence in our products, equipment and company. xpedx and Unisource have been subject to such claims in the past, which have been resolved without material financial impact. The combined company also operates a significant number of facilities and a large fleet of trucks and other vehicles and therefore faces the risk of premises-related liabilities and vehicle-related liabilities including traffic accidents.

From time to time, we may also be involved in government inquiries and investigations, as well as class action, employment and other litigation. We cannot predict with certainty the outcomes of these legal proceedings and other contingencies, including environmental remediation and other proceedings commenced by government authorities. The costs and other effects of pending litigation against us cannot be determined with certainty. Although we believe that the outcome of any pending or future lawsuits or claims will not have a material adverse effect on the combined company’s business or consolidated financial statements, there can be no assurance that the outcome of any lawsuit or claim will be as expected. The defense of these lawsuits may divert our management’s attention, and significant expenses may be incurred in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on the combined company’s business, financial condition, results of operations and cash flows.

While we currently maintain insurance coverage to address a portion of these types of liabilities, we cannot make assurances that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. In addition, the combined company may choose not to seek to obtain such insurance in the future. Moreover, indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

The combined company may not be able to adequately protect its intellectual property and other proprietary rights that are material to the combined company, or to defend successfully against intellectual property infringement claims by third parties.

The combined company’s ability to compete effectively depends in part upon its intellectual property rights, including but not limited to trademarks, copyrights and proprietary technology. The use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect intellectual property rights and proprietary technology may not be adequate. Litigation may be necessary to enforce the combined company’s intellectual property rights and protect proprietary technology, or to defend against claims by third parties that the conduct of the combined company or its use of intellectual property infringes upon such third party’s intellectual property rights. Any intellectual property litigation or claims brought against the combined company, whether or not meritorious, could result in substantial costs and diversion of its resources, and there can be no assurances that favorable final outcomes will be obtained in all cases. The terms of any settlement or judgment may require the combined company to pay substantial amounts to the other party or cease exercising its rights in such intellectual property, including ceasing the use of certain trademarks used by us to distinguish our services from those of others or ceasing the exercise of our rights in copyrightable works. In addition, the combined company may have to seek a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms, or at all. The combined company’s business, financial condition or results of operations could be adversely affected as a result.

The combined company’s pension and health care costs are subject to numerous factors which could cause these costs to change.

The combined company’s pension costs are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience, including actuarial assumptions regarding life expectancies. Pension plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns, changes in general interest rates and changes in the number of retirees may result in increased pension costs in future periods. Significant changes in any of these factors may adversely impact the combined company’s cash flows, financial condition and results of operations.

As a division of International Paper employing less than 8% of International Paper’s total U.S. employee population, our experience rating and resulting health care costs and rates were blended with International Paper and the rest of its employee population. Once separated from International Paper our health care costs and rates will be more reflective of the experiences of our employees, rather than those of International Paper. As a result, our health care costs may be greater than our historical financial statements reflect.

The combined company will participate in multiemployer pension plans and multiemployer health and welfare plans, which could create additional obligations and payment liabilities.

The combined company will contribute to multiemployer defined contribution pension as well as multiemployer health and welfare plans under the terms of collective-bargaining agreements that cover certain unionized employee groups in the United States. The risks of participating in multiemployer pension plans differ from single employer-sponsored plans and such plans are subject to regulation under the Pension Protection Act (PPA). Multiemployer pension plans are cost-sharing plans subject to collective-bargaining agreements. Contributions to a multiemployer plan by one employer are not specifically earmarked for its employees and may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan are borne by the remaining participating employers. In addition, if a multiemployer plan is determined to be underfunded based on the criteria established by the PPA, the plan may be required to implement a financial improvement plan or rehabilitation plan that may require additional contributions or surcharges by participating employers.

In addition to the contributions discussed above, the combined company could be obligated to pay additional amounts, known as withdrawal liability, if the combined company decreases or ceases participation in a multiemployer pension plan. While an employer may obtain an estimate of such liability, the final calculation of withdrawal liability may not be determined for an extended period. The cash obligation of such withdrawal liability is payable over a 20 year period.

Risks Relating to SpinCo’s Common Stock

We are a holding company with no operations of our own, and we depend on our subsidiaries for cash to fund all of our operations and expenses, including making future dividend payments, if any.

Our operations, including the Unisource business, will be conducted almost entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to pay dividends is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future. Furthermore, we are restricted under the Contribution and Distribution Agreement from declaring or paying special dividends through the second anniversary of the Closing Date (or, in certain circumstances, January 1, 2016). To the extent that we determine in the future to pay dividends on our common stock, existing indebtedness, including our ABL Facility, and debt incurred by our subsidiaries, may significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us, which will negatively impact our ability to pay dividends to our shareholders. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. There can be no assurance that we will pay a dividend or continue to pay any dividend if we do commence the payment of dividends.

There is currently no public market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the Transactions, and following the Transactions our stock price may fluctuate significantly.

There is currently no public market for our common stock. It is anticipated that on or shortly before the record date for the Distribution, trading of our common stock will begin on a “when-issued” basis and such trading will continue through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the Transactions or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the Transactions. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	the combined company’s business profile and market capitalization may not fit the investment objectives of some International Paper shareholders and, as a result, these shareholders may sell our shares after the Transactions are completed;

•	actual or anticipated fluctuations in the operating results of the combined company due to factors related to our business;

•	success or failure of the strategy of our combined company;

•	the quarterly or annual earnings of the combined company, or those of other companies in our industry;

•	continued industry-wide decrease in demand for paper and related products;

•	our ability to obtain third-party financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the inability to issue equity securities or convertible debt securities during the two year period following the date of the Distribution without jeopardizing the intended tax consequences of the Transactions;

•	restrictions on our ability to pay dividends under our ABL Facility;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the Transactions;

•	changes in earnings estimates by securities analysts or the combined company’s ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of the combined company;

•	natural or environmental disasters that investors believe may affect the combined company;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations affecting the combined company or any of the principal products sold by the combined company; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock. Until an orderly market develops, the trading prices for our common stock may fluctuate significantly.

After the completion of the Merger, sales of our common stock may negatively affect its market price.

The SpinCo common stock that International Paper distributes to its shareholders in the Distribution may be sold immediately in the public market. It is likely that some International Paper shareholders, including some large shareholders, may sell our common stock received in the Transactions for various reasons such as if our business profile or market capitalization as a combined company following the Transactions does not fit their investment objectives. In particular, International Paper is a member of the S&P 500 Index, while the combined company will not initially be and may not be in the future. Accordingly, certain International Paper shareholders may elect or be required to sell our shares following the Transactions due to investment guidelines or other reasons. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock. A fund associated with International Paper’s 401(k) plans will receive shares of SpinCo common stock in the Distribution as a result of its ownership of International Paper common stock, representing approximately     % of SpinCo’s common stock as of the distribution date. We anticipate that the 401(k) plans will sell all of these shares. Following the Transactions, approximately 49% of our outstanding shares of common stock will be owned by the UWWH Stockholder. Pursuant to the Registration Rights Agreement, all of these shares will be eligible to be registered, subject to certain limitations, following the expiration of a 180-day lock-up period. These shares will be restricted securities within the meaning of Rule 144 under the Securities Act and will also be eligible for resale in the public market without registration subject to volume, manner of sale and holding period limitations under Rule 144 under the Securities Act. If some or all of these shares are sold, or if it is perceived that they will be sold, in the public market, the price of our common stock could decline substantially.

If securities or industry analysts do not publish research or publish unfavorable research about the combined company, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about the combined company and our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of the combined company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

A few shareholders may exert significant control over the direction of the combined company. Ownership of our common stock will be highly concentrated after the Transactions and could prevent you and other shareholders from influencing significant corporate decisions.

Following the completion of the Transactions, the UWWH Stockholder, controlled by Bain Capital, will beneficially own approximately 49% of the outstanding shares of our common stock. As a result, the UWWH Stockholder will exercise significant influence over all matters requiring shareholder approval for the foreseeable future, including approval of significant corporate transactions, which may reduce the market price of our common stock. The interests of the UWWH Stockholder may conflict with the interests of our other shareholders. Our board of directors intends to adopt corporate governance guidelines that will, among other things, address potential conflicts between a director’s interests and our interests. In addition, we intend to adopt a code of business conduct that, among other things, requires our employees to avoid actions or relationships that might conflict or appear to conflict with their job responsibilities or our interests and to disclose their outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to management or corporate counsel. These corporate governance guidelines and code of business ethics will not, by themselves, prohibit transactions with our principal shareholders.

Under our amended and restated certificate of incorporation, the UWWH Stockholder, Bain Capital Fund VII, L.P. and their respective affiliates and, in some circumstances, any of our directors and officers who is also a director, officer, employee, member or partner of the UWWH Stockholder, Bain Capital Fund VII, L.P. and their respective affiliates, have no obligation to offer us corporate opportunities.

The policies relating to corporate opportunities and transactions with the UWWH Stockholder, Bain Capital Fund VII, LP and their respective affiliates to be set forth in our amended and restated certificate of incorporation address potential conflicts of interest between SpinCo, on the one hand, and the UWWH Stockholder, Bain Capital Fund VII, L.P., their respective affiliates and their respective officers and directors who are directors or officers of our company, on the other hand. By becoming a shareholder in SpinCo, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation. Although these provisions are designed to resolve conflicts between us and the UWWH Stockholder, Bain Capital Fund VII, L.P. and their respective affiliates fairly, conflicts may not be so resolved.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated by-laws could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated by-laws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that shareholders may consider favorable. For example, our amended and restated certificate of incorporation and amended and restated by-laws will collectively:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	limit the ability of shareholders to remove directors;

•	provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office;

•	prohibit shareholders from calling special meetings of shareholders unless called by the holders of not less than 20% of our outstanding shares of common stock;

•	prohibit shareholder action by written consent, unless initiated by the holders of not less than 20% of the outstanding shares of common stock;

•	establish advance notice requirements for nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders; and

•	require the approval of holders of at least a majority of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation.

These provisions may prevent our shareholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future.

Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for shareholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our shareholders.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare and pay dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth, to develop our business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our shareholders have received their shares in the Distribution. In addition, our operations are conducted almost entirely through our subsidiaries. As such, to the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. Further, agreements governing the ABL Facility will restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. We are also restricted under the Contribution and Distribution Agreement from declaring or paying special dividends through the second anniversary of the Closing Date (or, in certain circumstances, January 1, 2016). In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our shareholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the DGCL or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. By becoming a shareholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This prospectus includes forward-looking statements, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of xpedx,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unisource,” “Business of xpedx” and “Business of Unisource.” These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, anticipated synergies from the Merger and the timeline for achieving those synergies, expected 2014 Adjusted EBITDA, anticipated future improvement in Adjusted EBITDA, including expected improvements in Adjusted EBITDA by the end of 2017, the agreed-upon EBITDA target, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “future” and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth under “Risk Factors,” as well as, among others, risks and uncertainties relating to:

•	our ability to realize the anticipated synergies, cost savings and growth opportunities from the Merger;

•	our ability to successfully integrate the xpedx business with the Unisource business following the Transactions;

•	our ability to comply with public company reporting, disclosure controls and internal control over financial reporting requirements;

•	continued industry-wide decrease in demand for paper and related products;

•	unanticipated costs associated with infrastructure and network systems integration and planning following the Merger;

•	the combined company’s substantial indebtedness;

•	restrictive covenants in our financing agreements;

•	our ability to provide or replace benefits and services that historically have been provided by International Paper;

•	the pendency of the Merger adversely affecting the business and operations of xpedx and Unisource;

•	incurrence of significant one-time costs;

•	unfavorable economic conditions in our industry and the economy as a whole;

•	our ability to realize anticipated benefits from cost reduction efforts;

•	our ability to compete effectively;

•	expiration or termination of our supplier and sales relationships with businesses of International Paper and Georgia-Pacific;

•	our ability to attract and retain qualified employees and key personnel;

•	work stoppages, union negotiations and labor disputes;

•	loss of significant customers;

•	changes in business conditions in our international operations;

•	our reliance on our suppliers;

•	fuel cost increases;

•	inclement weather, anti-terrorism measures and other disruptions to the transportation network;

•	reliability of the combined company’s IT and telecommunications systems and the Internet;

•	cyber-security risks relating to breaches of security pertaining to sensitive information;

•	unanticipated costs to comply with environmental, health and safety laws and other laws, rules and regulation;

•	our ability to renew existing leases on acceptable terms;

•	adverse results in legal proceedings; and

•	unanticipated pension and health care costs.

Any of the foregoing events, or other events, could cause financial information to vary materially from the forward-looking statements included in this prospectus. You should consider these important factors, as well as the risk factors set forth in this prospectus, in evaluating any statement made in this prospectus. See “Risk Factors.” For the foregoing reasons, you are cautioned against relying on any forward-looking statements. SpinCo does not undertake any obligation to update or revise these forward-looking statements, except as required by law.

THE TRANSACTIONS

Background of the Distribution and the Merger

International Paper, SpinCo, UWWH and UWW have agreed pursuant to the Merger Agreement to merge UWWH with and into SpinCo, with SpinCo as the surviving corporation. Prior to consummating the Merger and pursuant to the Contribution and Distribution Agreement, International Paper will transfer the xpedx business to a subsidiary of SpinCo and subsequently distribute all of the shares of SpinCo common stock outstanding prior to the Merger to holders of International Paper common stock on a pro rata basis in connection with the Distribution. Immediately following the Distribution, UWWH and SpinCo will consummate the Merger upon the terms and subject to the conditions of the Merger Agreement, with SpinCo as the surviving corporation. xpedx Intermediate, which will be a wholly-owned, direct subsidiary of SpinCo will then merge with and into UWW, and UWW will survive the Subsidiary Merger as a wholly-owned, direct subsidiary of SpinCo. Immediately after consummation of the Merger, on a fully-diluted basis, approximately 51% of SpinCo common stock will be held by International Paper shareholders and approximately 49% of SpinCo common stock will be held by the UWWH Stockholder. After the Transactions, SpinCo will be an independent, publicly-traded company that operates the Unisource and the xpedx businesses.

A RMT transaction is a spin-off structure in which, as part of a plan, a merger partner, here UWWH, merges with the spun-off subsidiary, here SpinCo, in a tax-free transaction. To ensure that a RMT transaction remains tax free to the distributing parent and the distributing parent’s shareholders the transaction must meet several criteria, including that immediately following the transaction, historic shareholders of the distributing parent must own more than 50% of the stock by vote and value of the combined company. The Transactions were structured as a RMT transaction to provide a tax-free transaction for International Paper and its shareholders.

The discussions with respect to the Transactions were initiated when Unisource approached International Paper about a possible transaction involving xpedx, and on April 22, 2013, International Paper announced that it had entered into a letter of intent with UWWH regarding a proposed business combination of xpedx and Unisource. The parties negotiated the transaction after entering into the non-binding letter of intent and entered into definitive agreements with respect to the Transactions on January 28, 2014.

The UWWH board of directors (i) has approved and declared advisable, and in the best interests of UWWH and the UWWH Stockholder, the Merger Agreement and the Transactions, including the Merger, and (ii) has recommended the adoption by the UWWH Stockholder of the Merger Agreement and its approval of the Transactions. The UWW board of directors (i) has approved and declared advisable, and in the best interests of UWW and its sole shareholder, UWWH, the Merger Agreement and the Transactions, including the Subsidiary Merger, and (ii) has recommended the adoption by UWWH, as the sole shareholder of UWW, of the Merger Agreement and its approval of the Transactions.

International Paper’s Reasons for the Transactions

International Paper determined that the Transactions would be in the best interests of International Paper and its shareholders because the Transactions would provide a number of key benefits, including primarily: (i) greater strategic focus of resources and management’s efforts for each of International Paper and for the combined company, (ii) the special payment, (iii) direct and differentiated access by each of International Paper and the combined company to capital resources and (iv) increased value to International Paper’s shareholders, in particular the combined company’s anticipated value on a stand-alone basis. In assessing and approving the Transactions, International Paper considered the unavailability of alternative transactions that would produce similar or better results for International Paper and its shareholders, and the spinoff’s facilitating the strategic combination of the xpedx and Unisource businesses.

To ensure tax-free treatment of the Transactions, a RMT transaction requires, among other things, that the distributing parent’s stockholders receive more than 50% of the stock by vote and value of the combined company. The approximate 51% ownership of the International Paper shareholders following the Merger was determined, in part, based on the tax requirements applicable to the RMT transaction structure. Additionally, the approximate 51% ownership of the International Paper shareholders, when coupled with the special payment to International Paper and the potential earnout payment, reflects the relative valuation of each company to the Merger as determined by the parties during extensive negotiations. The $400 million special payment, subject to certain adjustments, to International Paper and the potential $100 million earnout payment were the product of extensive negotiation between the parties and reflect the relative contribution of each of xpedx and Unisource to the combined company.

The International Paper board of directors has approved and declared advisable, and in the best interests of the International Paper shareholders, the Merger Agreement and the Contribution and Distribution Agreement and the Transactions, including the Distribution and the Merger. Finally, the SpinCo board of directors (i) has approved and declared advisable, and in the best interests of SpinCo and its sole shareholder, International Paper, the Merger Agreement and the Contribution and Distribution Agreement and the Transactions, including the Contribution and the Merger, and (ii) has recommended the adoption by International Paper, as the sole shareholder of SpinCo, of the Merger Agreement and its approval of the Transactions. International Paper, as the sole shareholder of SpinCo, has approved and adopted the Merger Agreement. International Paper, as the sole member and managing member of xpedx Intermediate and xpedx LLC, has approved and adopted the Merger Agreement and the Transactions, including the Subsidiary Merger.

You are encouraged to read carefully the sections titled “The Merger Agreement” and “The Contribution and Distribution Agreement and the Ancillary Agreements,” because they set forth the terms of the Merger and the Distribution, respectively.

Structure of the Spin-Off and Merger

Below is a step-by-step list describing the sequence of material events relating to the Distribution and the Merger. Each of these events is discussed in more detail elsewhere in this prospectus. We anticipate that the steps will occur in the following order:

Step 1—International Paper will cause all non-U.S. xpedx assets, liabilities and entities (other than those owned or owed directly or indirectly by xpedx International, Inc., which is a U.S. subsidiary of International Paper) to be directly or indirectly transferred, assigned, delivered and conveyed to or assumed by a Luxembourg entity to be formed as an indirect, wholly-owned subsidiary of International Paper.

Step 2—International Paper will contribute 100% of the equity interests of the Luxembourg entity and xpedx International, Inc., and any xpedx assets not held by the Luxembourg entity or xpedx International, Inc., to xpedx LLC or a subsidiary of xpedx LLC and will cause xpedx LLC or its subsidiaries to assume any xpedx liabilities not assumed by the Luxembourg entity or otherwise held by xpedx International, Inc.

Step 3—International Paper will contribute all of the membership interest in xpedx LLC to xpedx Intermediate and then contribute all of the membership interest in xpedx Intermediate to SpinCo.

Step 4—xpedx LLC will incur indebtedness under the ABL Facility and will distribute all or a portion of the proceeds to xpedx Intermediate, which in turn will distribute such proceeds to SpinCo to fund the special payment to International Paper.

Step 5—In exchange for the Contribution, SpinCo will issue shares of SpinCo common stock to International Paper and make a special payment to International Paper of $400 million, subject to certain adjustments.

Step 6—International Paper will effect the Distribution by distributing all of the shares of SpinCo common stock it holds to International Paper shareholders as of the record date of the Distribution on a pro rata basis. Shareholders otherwise entitled to receive fractional shares will receive cash in lieu thereof.

Step 7—UWWH will merge with and into SpinCo with SpinCo being the surviving corporation of the Merger. As a result of the Merger, in exchange for its shares, the UWWH Stockholder will receive a number of shares of SpinCo common stock for each share of UWWH common stock that it held at the time of the Merger that will result in International Paper’s shareholders owning approximately 51%, and the UWWH Stockholder owning approximately 49%, of the common stock of SpinCo on a fully-diluted basis immediately following the Merger.

Step 8—Immediately following completion of the Merger, xpedx Intermediate will merge with and into UWW, with UWW surviving the Subsidiary Merger as a wholly-owned subsidiary of SpinCo. Following completion of the Subsidiary Merger, Unisource will accede to incur indebtedness under the ABL Facility, the proceeds of which will be used to repay all third-party indebtedness for borrowed money of Unisource and its subsidiaries outstanding on the Closing Date (except for capitalized lease obligations).

As of the date of this prospectus, the board of directors of International Paper has not set a record date for the Distribution. International Paper will publicly announce the record date for the Distribution when the record date has been determined. This announcement will be made prior to the completion of the Distribution and the Merger.

After the Distribution, International Paper will not own any shares of SpinCo common stock.

Manner of Effecting the Distribution

Before we can complete the Merger, we must consummate the Distribution. The Distribution will be a pro rata distribution of shares of SpinCo common stock to holders of International Paper common stock. Each share of International Paper common stock outstanding as of the record date will entitle its holder to receive a number of shares of SpinCo common stock, as determined by a formula based on the number of shares of International Paper common stock outstanding at 5:00 p.m. New York City time on the record date. Each such holder will receive a number of shares of SpinCo common stock equal to the percentage of the total number of SpinCo shares of common stock outstanding as of the time of the Distribution as is equal to a fraction, (a) the numerator of which is the total number of issued and outstanding International Paper shares of common stock held by such holder as of the record date and (b) the denominator of which is the total number of International Paper shares of common stock issued and outstanding as of the record date (excluding treasury shares held by International Paper and any other International Paper shares otherwise held by International Paper or one of its subsidiaries). Based on the number of International Paper shares of common stock outstanding as of                     , 2014, we expect the distribution ratio to be approximately              SpinCo shares for each share of International Paper common stock. Although the number of International Paper shares of common stock outstanding may increase or decrease prior to the record date and as a result this distribution ratio may change, it will nonetheless result in International Paper shareholders owning approximately 51%, and the UWWH Stockholder owning approximately 49%, of the common stock of SpinCo on a fully-diluted basis immediately following the Merger.

How You Will Receive SpinCo Common Stock

Upon the Distribution, the shares of SpinCo common stock distributed to each record holder of International Paper common stock on the record date will be registered in such record holder’s name on the share registry books of SpinCo, and such International Paper record holder will become the record holder of that number of shares of SpinCo common stock.

SpinCo common stock will be issued as uncertificated shares. This means that we will not issue physical stock certificates. SpinCo common stock will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical stock certificates are issued to shareholders.

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of International Paper common stock and you are the registered holder of the shares of International Paper common stock represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of our shares of common stock that have been registered in book-entry form in your name.

Many of International Paper’s shareholders hold their International Paper common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the share of common stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your International Paper common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the SpinCo common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

No International Paper shareholder will be required to pay any cash or other consideration for shares of SpinCo common stock received in the distribution, or to surrender or exchange International Paper shares of common stock in order to receive shares of SpinCo common stock. No vote of International Paper shareholders is required or sought in connection with the Transactions, and International Paper shareholders will have no appraisal rights in connection with the Transactions.

Treatment of Fractional Shares

The distribution agent will not deliver any fractional shares of our common stock in connection with the Distribution. Instead, the distribution agent will aggregate all fractional shares of SpinCo common stock and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check or wire transfer, as applicable, in an amount equal to their pro rata share of the total net proceeds of those sales. If you physically hold International Paper stock certificates or hold your stock in book-entry form, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately, or if applicable and practicable, a deposit will be made by wire transfer provided you are enrolled in direct deposit.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures and that brokers or other nominees may request the distribution agent to sell the fractional shares on their behalf. The distribution agent, in its sole discretion, without any influence from International Paper or SpinCo, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either International Paper or us. Any applicable expenses, including brokerage fees, will be paid by us. You should contact your broker or other nominee for additional details.

None of International Paper, SpinCo or the distribution agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor International Paper will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders. See “—Material U.S. Federal Income Tax Consequences of the Transactions.”

Effects of the Distribution and Merger on International Paper Stock Options and Other International Paper Stock-Based Awards

International Paper granted stock options in 2004, which have expiration dates of May 10, 2014 and October 11, 2014. These options are currently fully vested. Employees of International Paper who hold International Paper options will retain the options and will not be granted SpinCo options (as replacement for such International Paper options) in connection with the Transactions. No adjustment to International Paper options or exercise prices will be made by reason of the Transactions. Any outstanding options held by employees of International Paper who will be employed by SpinCo following the closing of the Transactions will be treated by International Paper in accordance with the terms of the relevant International Paper equity incentive plan as though each employee incurred a termination of employment without cause from International Paper as of the closing of the Transactions.

Certain International Paper employees hold International Paper Performance Share Plan (“PSP”) awards pursuant to which an employee has been granted units that are paid in International Paper common stock at the end of a three-year period. The amounts earned under the PSP fluctuate based on the performance of International Paper, measured at the end of each year in the three-year period. No adjustment to the performance metrics of the PSP awards by reason of the Transactions is currently contemplated. Current International Paper employees who will be employed by SpinCo following the Transactions will continue to hold the 2012, 2013, and 2014 grants through the remainder of the performance period. The amounts to which these individuals will be entitled will be based on International Paper’s actual performance during the performance period but will be prorated based on the period of time from the grant date through the occurrence of the Transactions. Payments in respect of these awards will be paid in February of the year following the end of the relevant three-year period (e.g., the employee’s pro rata portion of the 2012 grant will be paid in February 2015).

Certain employees of International Paper also hold restricted shares of International Paper common stock. No adjustment to International Paper restricted stock will be made for the value of SpinCo. Other than Mary A. Laschinger, Chief Executive Officer of SpinCo, no employee of the xpedx business currently holds International Paper restricted stock awards. The awards of restricted stock currently held by Ms. Laschinger will vest by reason of the Transactions.

Material U.S. Federal Income Tax Consequences of the Transactions

The following is a summary of the material U.S. federal income tax consequences of the Transactions to SpinCo, International Paper and the International Paper shareholders. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary does not address all of the U.S. federal income tax consequences of the Transactions. In particular, it may not address U.S. federal income tax considerations applicable to the International Paper shareholders subject to special treatment under U.S. federal income tax law, such as financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, shareholders who hold their shares as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction, shareholders who are subject to the alternative minimum tax and shareholders who acquired their shares upon the exercise of employee stock options or otherwise as compensation. In addition, this summary is limited to shareholders that hold their International Paper and SpinCo common stock as a capital asset. This summary does not address the U.S. federal income tax considerations applicable to the UWWH Stockholder or any of its direct or indirect owners. Finally, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

This summary is limited to the International Paper shareholders that are United States holders. A United States holder is a beneficial owner of International Paper stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds stock of International Paper or SpinCo, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the Transactions.

INTERNATIONAL PAPER’S SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE TRANSACTIONS TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

The Spin-Off

The Transactions are conditioned upon International Paper’s receipt of a private letter ruling from the IRS to the effect that the spin-off and certain related transactions will qualify as tax-free to International Paper and the International Paper shareholders for U.S. federal income tax purposes. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS ruling does not rule that the spin-off satisfies every requirement for a tax-free spin-off under Section 355 of the Code, and the parties will rely solely on the opinion of counsel for comfort that such additional requirements are satisfied.

Our and International Paper’s obligations to complete the Transactions are also conditioned upon International Paper’s and SpinCo’s receipt of an opinion of Debevoise, to the effect that the spin-off will qualify as tax-free to International Paper and the International Paper shareholders (the “Spin Opinion of Counsel”), though we expect that the condition that SpinCo receive the Spin Opinion of Counsel will be waived. The Spin Opinion of Counsel will rely on the IRS ruling as to matters covered by the IRS ruling.

The IRS ruling and the Spin Opinion of Counsel will be based on, among other things, certain representations and assumptions as to factual matters made by us, International Paper and UWWH, including assumptions concerning Section 355(e) of the Code as discussed below. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS ruling or the Spin Opinion of Counsel. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS ruling and the Spin Opinion of Counsel will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

The IRS ruling is expected to conclude that:

(1)	the contribution by International Paper to SpinCo of 100% of the membership interests in xpedx Intermediate in exchange for additional shares of our common stock and receipt by International Paper of the special cash payment, followed by the distribution of our common stock in the spin-off, will qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code, and International Paper and SpinCo will each be a party to a reorganization within the meaning of Section 368(b) of the Code;

(2)	no gain or loss will be recognized by International Paper on the contribution to SpinCo of 100% of the membership interests in xpedx Intermediate, receipt of the special payment or distribution of our common stock in the spin-off under Section 361 of the Code;

(3)	no gain or loss will be recognized by the International Paper shareholders on the receipt of our common stock in the spin-off under Section 355(a)(1) of the Code;

(4)	each International Paper shareholder’s holding period in our common stock received in the spin-off will include the holding period of the International Paper common stock held by such shareholder; and

(5)	each International Paper shareholder’s aggregate basis in its shares of International Paper common stock and our common stock (including fractional shares) immediately after the spin-off will equal the aggregate basis of the International Paper common stock held by such shareholder immediately before the spin-off, with such basis allocated between the International Paper common stock and our common stock held by such shareholder in proportion to their respective fair market values.

The IRS ruling is also expected to conclude that certain internal contributions and distributions in connection with the spin-off will be tax-free to International Paper and to us.

If the spin-off does not qualify as a tax-free spin-off under Section 355 of the Code, then each International Paper shareholder who receives our common stock would be treated as receiving a taxable dividend in an amount equal to the fair market value of our stock received, to the extent of such shareholder’s ratable share of International Paper’s earnings and profits.

In addition, if the spin-off does not qualify as a tax-free spin-off under Section 355 of the Code, International Paper would have taxable gain equal to the excess of the value of the assets transferred to SpinCo plus the value of the liabilities assumed by SpinCo over International Paper’s tax basis for those assets. Even if the spin-off otherwise qualifies as a tax-free spin-off under Section 355 of the Code, the spin-off will be taxable to International Paper pursuant to Section 355(e) of the Code if there is a 50% or more change in ownership of either International Paper or SpinCo, directly or indirectly, as part of a plan or series of related transactions that include the spin-off. Because the International Paper shareholders will collectively own more than 50% of our common stock following the Merger, the Merger alone will not cause the spin-off to be taxable to International Paper under Section 355(e) of the Code. However, Section 355(e) of the Code might apply if other acquisitions of stock of International Paper before or after the Merger, or of SpinCo after the Merger, are considered to be part of a plan or series of related transactions that include the spin-off. In connection with the request for the IRS ruling, International Paper has represented, and in connection with the Spin Opinion of Counsel, International Paper, SpinCo and UWWH will represent, that the spin-off is not part of any such plan or series of related transactions. If Section 355(e) of the Code applied, then International Paper might recognize a substantial amount of taxable gain. Even if Section 355(e) of the Code causes the spin-off to be taxable to International Paper, the spin-off will nevertheless remain tax-free to the International Paper shareholders.

Under the Tax Matters Agreement, in certain circumstances and subject to certain limitations, we are required to indemnify International Paper for taxes on the spin-off, including taxes that arise as a result of actions or failures to act by SpinCo or its subsidiaries, as a result of changes in ownership of the stock of SpinCo after the Merger or as a result of acquisition of International Paper’s common stock by the UWWH Stockholder or certain related persons prior to the spin-off. See “The Contribution and Distribution Agreement and the Ancillary Agreements—Tax Matters Agreement.” In some cases however, International Paper might recognize gain on the spin-off without being entitled to an indemnification payment under the Tax Matters Agreement.

U.S. Treasury regulations require each International Paper shareholder that owns at least 5% of the total outstanding stock of International Paper and receives stock in the spin-off to attach to its U.S. federal income tax return for the year in which the spin-off occurs a statement containing certain information relating to the tax-free nature of the spin-off.

Each International Paper shareholder that receives cash in lieu of fractional shares will recognize gain or loss on such fractional shares computed based on the difference between the cash so received and such shareholder’s basis in such fractional shares (computed as described above).

The Merger

Our and International Paper’s obligation to complete the Merger are conditioned on receipt by International Paper and SpinCo of an opinion of Debevoise to the effect that the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code (the “Debevoise Merger Opinion”), though we expect to receive the private letter ruling described below and therefore expect that such condition will be waived. UWWH’s obligation to complete the Merger is conditioned on receipt of a similar opinion (the “Kirkland Merger Opinion”) from UWWH’s counsel, Kirkland.

In addition, we expect that International Paper will receive a private letter ruling from the IRS to the effect that the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS ruling does not rule that the Merger satisfies every requirement for a tax-free reorganization under Section 368(a) of the Code, and the parties will rely solely on the opinion of counsel, to the extent provided, for comfort that such additional requirements are satisfied.

The IRS ruling, the Debevoise Merger Opinion, to the extent provided, and the Kirkland Merger Opinion will be based on, among other things, certain representations and assumptions as to factual matters made by us, International Paper and UWWH. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS ruling, the Debevoise Merger Opinion, to the extent provided, and the Kirkland Merger Opinion. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS ruling, the Debevoise Merger Opinion, to the extent provided, and the Kirkland Merger Opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

The IRS ruling, the Debevoise Merger Opinion, to the extent provided, and the Kirkland Merger Opinion are expected to conclude that:

•	the Merger will qualify as a reorganization under Section 368(a)(1)(A) of the Code and SpinCo and UWWH will each be a party to a reorganization within the meaning of Section 368(b) of the Code; and

•	no gain or loss will be recognized by UWWH on the transfer of its assets to SpinCo and SpinCo’s assumption of UWWH’s liabilities.

If the Merger does not qualify as a tax-free reorganization under Section 368(a) of the Code, then UWWH would be considered to have made a taxable sale of its assets to us and we would be required to pay the U.S. federal income tax on the gain, if any, arising from such taxable sale as a result of being the surviving corporation in the Merger.

The Subsidiary Merger

UWWH’s obligation to complete the Merger is conditioned on receipt of an opinion from Kirkland to the effect that the Subsidiary Merger will qualify as a capital contribution under Section 351(a) of the Code (the “Subsidiary Merger Opinion of Counsel”).

In addition, we expect that International Paper will receive a private letter ruling from the IRS to the effect that the Subsidiary Merger will qualify as a capital contribution under Section 351(a) of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS ruling does not rule that the Subsidiary Merger satisfies every requirement for a capital contribution under Section 351(a) of the Code, and the parties will rely solely on the opinion of counsel for comfort that such additional requirements are satisfied.

The IRS ruling and the Subsidiary Merger Opinion of Counsel will be based on, among other things, certain representations and assumptions as to factual matters made by us, International Paper and UWWH. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS ruling or the Subsidiary Merger Opinion of Counsel. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS ruling and the Subsidiary Merger Opinion of Counsel will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

The IRS ruling and the Subsidiary Merger Opinion of Counsel are expected to conclude that:

•	the Subsidiary Merger will qualify as a capital contribution under Section 351(a) of the Code; and

•	no gain or loss will be recognized by SpinCo on the transfer of xpedx Intermediate’s assets to Unisource and Unisource’s assumption of xpedx Intermediate’s liabilities.

If the Subsidiary Merger does not qualify as a capital contribution under Section 351(a) of the Code, then we will be considered to have made a taxable sale of the assets of xpedx Intermediate to Unisource, and we may either be required to pay the U.S. federal income tax on such sale or to indemnify International Paper for the U.S. federal income tax on such sale pursuant to the Tax Matters Agreement.

Regulatory Approvals

The Merger Agreement provides that each of the parties to the Merger Agreement will use reasonable best efforts to obtain all necessary actions, waivers, consents and approvals from any governmental authority, and to take all steps as may be necessary to obtain an approval or waiver from, or to avoid an action by, any governmental authority. This includes making all necessary filings and defending or contesting all actions or proceedings (subject to certain limitations). As of the date hereof, all material regulatory approvals expected by the parties to be required in connection with the Transactions have been obtained.

Accounting Treatment and Considerations

ASC 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (SpinCo in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•	The relative voting interests of SpinCo after the Transactions. In this case, shareholders of International Paper, the sole shareholder of SpinCo, will receive at least 51% of the equity ownership and associated voting rights in SpinCo after the Transactions.

•	The composition of the governing body of SpinCo after the Transactions. In this case, the board of directors of SpinCo immediately following the Merger will consist of the members of the board of directors of SpinCo immediately prior to the consummation of the Merger. The Chairman of the board of directors will be Mary A. Laschinger, who currently serves as a Senior Vice President of International Paper and President of xpedx and will be the Chief Executive Officer of SpinCo.

•	The composition of the senior management of SpinCo after the Transactions. The Chief Executive Officer, the General Counsel and the Chief Human Resources Officer are existing members of SpinCo management. The remaining executive officers including the Chief Financial Officer and Senior Vice President Corporate Affairs have been hired from outside the combined company with the direct input of the Chief Executive Officer. In addition it is expected that there will be approximately four to six operational leaders as well as functional leaders which would also report to the Chief Executive Officer.

SpinCo’s management has determined that SpinCo will be the accounting acquiror in the Merger based on the facts and circumstances outlined above and the detailed analysis of the relevant GAAP guidance. Consequently, SpinCo will apply acquisition accounting to the assets acquired and liabilities assumed of Unisource upon consummation of the Merger.

Listing and Trading of Our Common Stock

There is currently no market for our common stock. However, a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to apply to list our common stock on the NYSE under the symbol “        ”. We will announce our when-issued trading symbol when and if it becomes available. Following the Transactions, International Paper’s common stock will continue to trade on the NYSE under the symbol “IP”.

Neither we nor International Paper can assure you as to the trading price of International Paper common stock or SpinCo common stock after the Transactions, or as to whether the combined trading prices of SpinCo’s common stock and International Paper common stock after the Transactions will be less than, equal to or greater than the trading prices of International Paper common stock prior to the Transactions. The trading price of SpinCo’s common stock may fluctuate significantly following the Transactions. See “Risk Factors—Risks

Related to SpinCo’s Common Stock— There is currently no public market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the Transactions, and following the Transactions our stock price may fluctuate significantly.”

Trading Prior to the Distribution Date

It is anticipated that shortly before the record date and through the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase of securities made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for SpinCo common stock that will be distributed to holders of International Paper common stock on the distribution date. If you own shares of International Paper common stock as of 5:00 p.m., New York City time on the record date, you will be entitled to SpinCo common stock distributed pursuant to the spin-off. You may trade this entitlement to SpinCo common stock, without the shares of International Paper common stock you own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to SpinCo common stock will end and regular-way trading will begin. When-issued trading is expected to begin two days before the record date and when-issued trades are expected to settle within four days of the distribution date.

It is also anticipated that shortly before the record date and through the distribution date, there will be two markets in International Paper common stock: a “regular-way” market and an “ex-distribution” market. International Paper common stock that trades on the regular way market will trade with an entitlement to SpinCo common stock distributed pursuant to the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to SpinCo common stock distributed pursuant to the Distribution. Therefore, if you sell shares of International Paper common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive SpinCo common stock in the Distribution. However, if you own shares of International Paper common stock as of 5:00 p.m., New York City time on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the SpinCo common stock that you would otherwise be entitled to receive pursuant to your ownership of shares of International Paper common stock because you owned these shares of common stock as of 5:00 p.m., New York City time on the record date. Ex-distribution trading is expected to begin two days before the record date and ex-distribution trades are expected to settle within four days of the distribution date.

THE MERGER AGREEMENT

The following is a summary of material provisions of the Merger Agreement, which we entered into on January 28, 2014. This summary is qualified in its entirety by reference to the full text of the Merger Agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part.

The Merger

Under the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, UWWH will merge with and into SpinCo. As a result of the Merger, the separate corporate existence of UWWH will cease and SpinCo will continue as the surviving corporation and will succeed to and assume all the rights, powers and privileges and franchises, and be subject to all of the obligations of UWWH in accordance with the DGCL and upon the terms set forth in the Merger Agreement. The certificate of incorporation and bylaws of SpinCo, as in effect immediately prior to the effective time of the Merger, will be the certificate of incorporation and bylaws of the combined company from and after the effective time of the Merger until amended in accordance with applicable law and such certificate of incorporation.

Under the terms of the Merger Agreement, the board of directors of SpinCo immediately prior to the effective time of the Merger will be, from and after the effective time of the Merger, the initial members of the board of directors of the combined company and will serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the combined company’s certificate of incorporation and bylaws.

The Subsidiary Merger

Under the Merger Agreement and in accordance with the DGCL, immediately following the effective time of the Merger, xpedx Intermediate will be merged with and into UWW. Following the Subsidiary Merger, the separate corporate existence of xpedx Intermediate will cease, and UWW will continue as the surviving corporation and will succeed to and assume all the rights, powers, privileges and franchises, and be subject to all of the obligations of xpedx Intermediate in accordance with the DGCL and upon the terms set forth in the Merger Agreement. The certificate of incorporation and bylaws of Unisource as in effect immediately prior to the consummation of the Subsidiary Merger will be the certificate of incorporation and bylaws of Unisource following the Subsidiary Merger until amended in accordance with the terms thereof and applicable law.

All membership interests in xpedx Intermediate outstanding immediately prior to the consummation of the Subsidiary Merger will be automatically converted into the right to receive one fully paid and non-assessable share of UWW common stock.

Closing and Effective Time

Under the terms of the Merger Agreement, the closing of the Merger will take place at 10:00 a.m., New York time, on a date to be specified by the parties to the Merger Agreement, which will be no later than the eighth business day after the satisfaction or, to the extent permitted by applicable law, waiver of the conditions precedent to the Merger, unless another date is agreed to in writing by such parties.

On the Closing Date, SpinCo and UWWH will execute and file with the office of the Secretary of State of the State of Delaware a certificate of merger executed in accordance with the DGCL. The Merger will become effective at the time of filing of the certificate of merger, or at such later time as is agreed upon by the parties and set forth in the certificate of merger. We cannot assure you on what date we will consummate the Merger.

Merger Consideration

The Merger Agreement provides that, as of the effective time of the Merger, and without any action on part of any holder of capital stock of International Paper, SpinCo or UWWH, each share of UWWH common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a number of shares of SpinCo common stock issued and outstanding equal to (i) (a) the aggregate number of shares of SpinCo common stock issued and outstanding after the Distribution, but prior to the Merger, divided by (b) 0.51, multiplied by (c) 0.49, divided by (d) the aggregate number of shares of UWWH common stock issued and outstanding on a fully diluted basis as of immediately prior to the effective time of the Merger, (ii) any rights provided to UWWH or the UWWH Stockholder under the Tax Receivable Agreement and (iii) the right to receive any amounts payable pursuant to certain adjustments described below.

No fractional shares of SpinCo common stock will be issued to the UWWH Stockholder in the Merger. Following the effective time of the Merger, all shares of UWWH common stock will be automatically cancelled and cease to exist.

Working Capital, Net Indebtedness and Transaction Expenses Adjustments

The Merger Agreement provides that not less than three (but not more than five) business days prior to the anticipated date of the Distribution, UWWH will deliver to International Paper and SpinCo an unaudited balance sheet of UWWH and its subsidiaries and a statement setting forth its good faith estimate of Unisource’s transaction expenses, working capital and net indebtedness (as defined in the Merger Agreement as the “UWWH Estimated Transaction Expenses Amount,” “UWWH Estimated Working Capital Adjustment” and “UWWH Estimated Net Debt Adjustment,” respectively) as of the closing date. If the transaction expenses of Unisource exceed $15 million, the special payment to International Paper pursuant to the Contribution and Distribution Agreement will be increased by a corresponding amount. If the estimated working capital of Unisource as of the date of the Distribution exceeds $499.1 million, SpinCo will make a payment to the UWWH Stockholder in an amount equal to the excess. If the estimated net indebtedness of Unisource as of the date of the Distribution is less than $318.2 million, SpinCo will make a payment to the UWWH Stockholder in an amount equal to the absolute value of the deficit. If the estimated working capital of Unisource as of the date of the Distribution is less than $499.1 million, the special payment to International Paper will be increased by an amount equal to the absolute value of the difference. If the estimated net indebtedness of Unisource as of the date of the Distribution is more than $318.2 million, the special payment to International Paper will be increased by an amount equal to the excess.

The Merger Agreement provides that within 90 days after the Distribution, the combined company will cause to be prepared and delivered to International Paper and the UWWH Stockholder an unaudited balance sheet of Unisource and a calculation of the amounts referred to above. The parties will resolve any disputes they may have over the statement and agree upon a final, conclusive calculation of such amounts, and if they are unable to resolve such disputes, they will retain an accounting firm to make a final determination of the amounts. After the amounts are finally determined, an appropriate payment will be made to account for any difference between the finally determined amounts and the estimated amounts used at closing.

Conditions to Consummation of the Merger

The obligations of each party to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) of closing conditions that are contained in the Merger Agreement, including:

•	the Contribution and Distribution having occurred pursuant to the terms of the Contribution and Distribution Agreement;

•	SpinCo’s receipt of the proceeds from the special payment financing in an amount sufficient to pay the special payment, and International Paper’s receipt of the special payment from SpinCo;

•

International Paper’s receipt of one or more private letter rulings from the IRS, which rulings shall be in full force and effect on the Closing Date, to the effect that (i) the transactions that comprise the Distribution will qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code,

(ii) International Paper will recognize no gain or loss under Section 361(c) of the Code upon the Distribution and (iii) International Paper’s shareholders will recognize no gain or loss under Section 355(a) of the Code upon the receipt of SpinCo shares in the Distribution;

•	the receipt of the approval of shareholders of UWWH, UWW and SpinCo and the approval of the sole member of xpedx Intermediate;

•	the receipt of all consents, approvals and authorizations by governmental authorities;

•	the receipt by International Paper’s board of directors of a customary solvency and surplus opinion of a nationally recognized investment banking or appraisal firm;

•	the expiration or termination of any required waiting period, or the non-issuance of a stop order, as applicable, under the HSR Act, Competition Act (Canada), Federal Law on Economic Competition of Mexico and Austrian Cartel Act of 2005;

•	the effectiveness of the registration statement on Form S-1, of which this prospectus forms a part, and the approval of the listing of the shares of SpinCo common stock on the NYSE, subject to official notice of the issuance; and

•	the absence of any order issued by any governmental authority of competent jurisdiction or other legal impediment preventing or making illegal the consummation of the Transactions.

In addition, International Paper, SpinCo, xpedx Intermediate and xpedx LLC’s obligations to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	the representations and warranties of the UWWH Stockholder, UWWH and UWW, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Merger as if made as of the effective time of the Merger (except to the extent such representations and warranties address matters as of a particular date, in which case as of such date), except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a UWWH MAE (other than certain representations and warranties which must be true and correct in all respects);

•	the covenants and agreements being performed by the UWWH Stockholder, UWWH and UWW in all material respects at or prior to the effective time of the Merger (other than certain covenants and agreements which must be performed in all respects);

•	the delivery by UWWH of an officer’s certificate certifying the satisfaction of the above conditions;

•	the absence of a UWWH MAE since June 30, 2013;

•	the receipt by International Paper and SpinCo of a tax opinion regarding the tax-free treatment of the spin-off;

•	the receipt of the Debevoise Merger Opinion;

•	the entrance into and delivery of the applicable Transaction Agreements by the UWWH Stockholder and UWWH, which are in full force and effect;

•	the delivery by the UWWH Stockholder to SpinCo of a certification that it is not a foreign person; and

•	the termination of the advisory agreement among UWWH, UWW and Bain Capital, without liability to SpinCo or its subsidiaries.

Furthermore, UWWH and UWW’s obligations to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•

the representations and warranties of International Paper, SpinCo, xpedx Intermediate and xpedx LLC, disregarding all materiality or material adverse effect qualifications, being true and correct in all respects in each case as of the effective time of the Merger as if made as of the effective time (except to the extent such representations and warranties address matters as of a particular date, in which case as of such date), except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a SpinCo MAE (other than certain representations and warranties which must be true and correct in all respects);

•	the covenants and agreements being performed by International Paper, SpinCo, xpedx Intermediate and xpedx LLC in all material respects at or prior to the effective time of the Merger (other than certain covenants and agreements which must be performed in all respects);

•	the delivery by each of International Paper and SpinCo of an officer’s certificate certifying the satisfaction of the above conditions;

•	the absence of any SpinCo MAE since June 30, 2013;

•	the receipt of the Kirkland Merger Opinion and the Subsidiary Merger Opinion; and

•	the entrance into and delivery of the applicable Transaction Agreements by International Paper, SpinCo, xpedx Intermediate and xpedx LLC, which are in full force and effect.

Furthermore, the effective date of the registration statement of which this prospectus forms a part will be no earlier than the date on which SpinCo as the surviving corporation would be reasonably able to meet its obligations and requirements as a public company with securities listed on the NYSE and is otherwise reasonably prepared to operate as a standalone entity taking into account all resources available to it under the Transaction Agreements and on commercially reasonable terms from third parties.

To the extent permitted by applicable law, each party to the Merger Agreement may waive, at its sole discretion, any of the conditions to its respective obligations to complete the Merger.

Regulatory Approvals

Under the HSR Act, and the rules promulgated under the HSR Act by the U.S. Federal Trade Commission (the “FTC”), the parties must file notification and report forms with the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and observe specified waiting period requirements before consummating the Merger. Bain Capital Fund VII, L.P. and SpinCo each filed the requisite notification and report forms with the FTC and the Antitrust Division on May 31, 2013. The FTC granted early termination of the waiting period under the HSR Act on June 14, 2013. Because such termination of the waiting period under this notification remains effective for 12 months, and the possibility that the Closing Date could occur after June 14, 2014, Bain Capital Fund VII, L.P. and SpinCo each filed a second notification and report forms with the FTC and the Antitrust Division on December 23, 2013. The FTC granted early termination of the second waiting period under the HSR Act on January 7, 2014.

Under the Competition Act in Canada, the parties must file a pre-merger notification and observe the specified waiting period requirements before consummating the Merger, unless the parties are exempted from such requirements through the issuance of an Advance Ruling Certificate, or a “no-action” letter together with a waiver of the notification and waiting period requirements. UWWH and International Paper filed the requisite notification and report forms with the Competition Bureau of Canada on June 17, 2013. On June 27, 2013, the Competition Bureau of Canada issued a “no-action” letter together with a waiver of the notification and waiting period requirements in Canada in respect of the Merger.

Under the Austrian Cartel Act 2005, Bain Capital Investors, LLC must file a pre-merger notification and observe the specified waiting period requirements before consummating the Merger, unless the Federal Competition Authority and the Federal Cartel Attorney of Austria (together the “Official Parties”) inform the parties in writing that neither of the Official Parties has requested an in-depth investigation before the Cartel Court of Austria (Phase II) prior to the expiry of the waiting period requirements or the Official Parties waive, upon the request of the parties, the specified waiting period requirements. Bain Capital Investors LLC filed the requisite notification and report forms with the Federal Competition Authority on August 23, 2013. On September 23, 2013, the Federal Competition Authority issued a letter confirming that neither of the Official Parties had requested an in-depth investigation before the Cartel Court of Austria in respect of the Merger and that the prohibition to implement the Merger ended on September 21, 2013.

Under the Federal Economic Competition Law of Mexico, the parties are required to file a concentration notice requesting the authorization of the transaction from the regulator, the Federal Economic Competition Commission (“FECC”). SpinCo and UWWH filed the concentration notice with the FECC on September 4, 2013. On September 9, 2013, the FECC issued a “stop order,” which provided that the Transactions could not close until final approval by the FECC was issued. We received the FECC approval on January 31, 2014. Based on subsequent discussions with the FECC, the parties deemed it advisable to file a second concentration notice to enable the FECC to review the covenant not to compete included in the Merger Agreement. The covenant not to compete was not agreed by the parties until signing of the Merger Agreement on January 28, 2014, and this was not reviewed by the FECC under the notice filed September 4, 2013, which was based on a letter of intent. FECC’s review period is dependent on numerous variables, but we expect the period will be substantially shorter for the second notice.

Representations and Warranties

The Merger Agreement contains substantially reciprocal customary representations and warranties that International Paper, SpinCo, xpedx Intermediate, xpedx LLC, UWWH and UWW made to each other as of specific dates. The UWWH Stockholder also made similar representations and warranties with respect to, among other things, its capital structure and status as an investor.

The representations and warranties by each of International Paper, SpinCo, xpedx Intermediate, xpedx LLC, UWWH and UWW in the Merger Agreement relate to, among other things:

•	due organization, good standing, corporate power and subsidiaries;

•	authority to enter into the Merger Agreement (and other transaction-related agreements) and no conflicts with or violations of governance documents, other obligations or laws;

•	capitalization;

•	affiliate transactions;

•	financial statements and absence of undisclosed liabilities;

•	compliance with SEC requirements of the information supplied for this prospectus;

•	ownership of assets;

•	absence of certain changes or events;

•	litigation and similar actions;

•	compliance with applicable laws and ownership of certain licenses;

•	environmental matters;

•	tax matters;

•	employee benefit matters;

•	labor and employment matters;

•	intellectual property matters;

•	existence and enforceability of material contracts;

•	approval by the board of directors and votes required;

•	insurance;

•	payment of fees to brokers or finders in connection with the Merger Agreement and other Transaction Agreements;

•	transaction bonuses; and

•	true and complete disclosure of bank accounts.

In addition, International Paper, SpinCo, xpedx Intermediate and xpedx LLC made representations and warranties that relate to:

•	the sufficiency of assets necessary to run the xpedx business;

•	status of the new SpinCo common stock; and

•	operations of SpinCo.

Furthermore, UWWH and UWW made representations and warranties that relate to the absence of dividends since June 30, 2013.

In addition to making representations and warranties related to due organization, good standing, corporate power, authority to enter into the Merger Agreement (and additional agreements) and no conflicts with or violation of governance documents, and other obligations or laws, the UWWH Stockholder also made representations to International Paper and SpinCo relating to the prohibition of public sale or distribution of SpinCo common stock, its accredited investor status, its reliance on exemptions from the U.S. securities laws, the supply of requested information, the absence of a governmental review of the investment in and offering of SpinCo common stock and the transfer or resale of SpinCo common stock.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard, and, except for the representations and warranties related to information supplied in this prospectus (which survive for two years after the effective time of the Merger), do not survive the closing.

Under the Merger Agreement, SpinCo MAE means any effect, change or circumstance, individually or in the aggregate, that is, or would reasonably be expected to be, materially adverse to (i) the xpedx business, SpinCo or any of its subsidiaries, International Paper or any of its subsidiaries with respect to the xpedx business, or the financial condition or results of operations of the xpedx business, taken as a whole, or (ii) the ability of International Paper, SpinCo or any of their respective subsidiaries to consummate the Merger and to perform their obligations under the Merger Agreement and the Transaction Agreements. However, any adverse effect, change or circumstance, individually or in the aggregate, arising from or relating to the following will not be deemed either to constitute, or be taken into account in determining whether there has occurred a SpinCo MAE (but only if the xpedx business, SpinCo or its subsidiaries or International Paper or its subsidiaries with respect to the xpedx business are not disproportionately affected thereby compared to other operators of xpedx’s business):

•	general business or economic conditions, including any such conditions as they relate to the xpedx business and matters generally affecting the industries in which the xpedx business operates;

•	national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States

•	financial, banking or securities markets;

•	changes in GAAP;

•	changes in any laws; and

•	except for the purposes of clause (ii) above, the negotiation or execution of the Merger Agreement or any Transaction Agreement, any actions that are required to be taken by the Merger Agreement or the Transaction Agreements or the pendency or announcement of the Transactions.

In addition, the term UWWH MAE, means any effect, change or circumstance, individually or in the aggregate, that is, or would reasonably be expected to be, materially adverse to (i) UWWH, its subsidiaries or the financial condition or results of operations of Unisource, taken as a whole, or (ii) the ability of UWWH to consummate the Merger and to perform its obligations under the Merger Agreement and the Transaction Agreements. However, any adverse effect, change or circumstance, individually or in the aggregate, arising from or relating to the following will not be deemed either to constitute, or be taken into account in determining whether there has occurred a UWWH MAE (but only if UWWH and its subsidiaries are not disproportionately affected thereby compared to other operators of Unisource’s business):

•	general business or economic conditions, including any such conditions as they relate to Unisource, and matters generally affecting the industries in which Unisource operates;

•	national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States;

•	financial, banking or securities markets;

•	changes in GAAP;

•	changes in any laws; and

•	except for the purposes of clause (ii) above, the negotiation or execution of the Merger Agreement or any Transaction Agreement, any actions that are required to be taken by the Merger Agreement or the Transaction Agreements or the pendency or announcement of the Transactions.

Covenants

In the Merger Agreement, each of International Paper and SpinCo and each of their respective subsidiaries have made certain covenants relating to its conduct in respect of the SpinCo business, and UWWH and its subsidiaries has made certain covenants relating to its conduct of its business, with certain exceptions specified in the Merger Agreement. Some of these covenants are not easily summarized. You are urged to read carefully the sections of the Merger Agreement entitled “Conduct of the Business Pending the Merger.” The following summarizes the more significant of these covenants:

Conduct of Business

Each of International Paper and SpinCo, with respect to the xpedx business, and UWWH are required to carry on its respective business in the ordinary course consistent with past practice and to use reasonable best efforts to preserve intact its respective current business organization, maintain material rights and licenses, keep available the services of current officers and key employees and preserve relationships with customers, suppliers and others having business dealings with it in such a manner that its goodwill and ongoing businesses are not impaired in any material respect as of the effective time of the Merger.

Required Consent

Without the prior written consent of the other parties to the Merger Agreement, subject to certain exceptions and items disclosed in the schedules to the Merger Agreement, none of International Paper (with respect to the xpedx business only), SpinCo, UWWH or any of their respective subsidiaries may take any or all of the following actions or authorize, commit or agree to take any of the following actions:

•	split, combine or reclassify any of its capital stock or issue or propose to issue any other securities;

•	amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire any securities of any of their respective subsidiaries or propose to do any of the foregoing;

•	issue, sell, pledge, dispose of or encumber any shares of capital stock of any class or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest; or accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any existing benefit, stock option compensation plan or arrangement, except as otherwise provided for in the Merger Agreement;

•	amend or propose to amend or otherwise change the certificate of incorporation or bylaws or similar governance documents;

•	enter into a transaction, acquire by merging or consolidating with, or by purchasing any equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

•	enter into a transaction, sell, lease, pledge, encumber, transfer, license or otherwise dispose of any of its assets, excluding the disposition for fair market value in the ordinary course of business of assets having a fair market value not exceeding $500,000 in the aggregate;

•	obligate the combined company or its subsidiaries to pay any amounts or assume any obligations at or after the effective time of the Merger;

•	incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any of its debt securities or guarantee any debt securities of others or enter into any material lease other than in connection with operating leases in the ordinary course of business;

•	issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money or otherwise;

•	make any loans, advances, capital contributions to or investments in any other person other than as specified in the Merger Agreement;

•	authorize material capital expenditures or purchases of fixed assets other than from third parties in the ordinary course of business;

•	incur liabilities secured by an encumbrance on its assets other than in the ordinary course of business;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, the transactions contemplated by the Merger Agreement or the Transaction Agreements;

•	make any material change in the methods of accounting or procedures in effect as of January 1, 2013 (except as required by changes in GAAP or in response to SEC guidance or as may be required in connection with the Merger);

•	make, change or rescind any material tax election, settle, compromise or abandon any material action or controversy relating to taxes, amend any material returns, adopt or change any material method of tax accounting or change any annual tax accounting period or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, in filing returns;

•	enter into or amend any contract or arrangement with affiliates, except in connection with the Merger or for arm’s length commercial arrangements entered into in the ordinary course of business with certain limitations;

•	modify, amend, terminate or enter into any material contracts with a third party, or waive, realize or assign any material rights or claims, except in the ordinary course of business and, in the case of SpinCo, except in connection with an approved offer of employment to certain senior employees of SpinCo;

•	pay discharge, satisfy or settle any action, other than any action in respect of taxes, if such payment would (i) require any material payment prior to the effective time of the Merger or (ii) restrict operations in any material respect or require the taking of action that would, or would reasonably be expected to, materially and adversely, affect the operation of business;

•	enter into any contract or arrangement that limits or restricts the entity from engaging in its business;

•	sell, transfer, license, abandon, let lapse, encumber or otherwise dispose of any intellectual property that is necessary to carry on the business substantially as currently conducted; or

•	agree or commit to do any of the actions inconsistent with the foregoing restrictions and limitations.

In addition, without the prior written consent of the other parties to the Merger Agreement, and with certain exceptions described in or contemplated by the Merger Agreement (which exceptions apply to certain but not all of the following items), neither UWWH nor any of its subsidiaries may declare, set aside or pay dividends on or make other distributions in respect of any shares of the capital stock or partnership or equity interests of itself or any of its subsidiaries, or authorize, commit or agree to take the foregoing actions.

Competition Approvals; IRS Rulings

Each party to the Merger Agreement agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate and make effective the Transactions and the Transaction Agreements, including providing information and using their reasonable best efforts to obtain all necessary exemptions, rulings, consents, authorizations, approvals and waivers to effect all necessary registrations and filings and to lift any injunction or other legal bar to the Transactions, as promptly as practicable, and to take all other actions necessary to consummate the Transactions in a manner consistent with applicable law. Any filing fees required to be paid by the parties under any filing with any governmental authority will be borne one-half by International Paper and one-half by UWWH.

International Paper and SpinCo also agreed to use their reasonable best efforts to seek, as promptly as practicable, one or more private letter rulings from the IRS, in form and substance reasonably satisfactory to International Paper, and an opinion of their tax counsel regarding certain United States federal income tax matters relating to the Transactions. UWWH and the UWWH Stockholder each agreed to cooperate and use reasonable best efforts to assist in obtaining such rulings and opinion. In addition, International Paper agreed to obtain an opinion of its tax counsel regarding certain United States federal income tax matters related to the Merger and UWWH agreed to obtain opinions of its tax counsel regarding certain United States federal income tax matters related to the Merger and the Subsidiary Merger, unless, in each case, such party waives such requirement to obtain the opinion.

Employee Matters

Subject to certain exceptions and other than as required by law or certain collective bargaining agreements, none of International Paper (with respect to the xpedx business), SpinCo, UWWH or their respective subsidiaries will:

•	grant any material increase in compensation or fringe benefits to its employees;

•	pay or agree to pay any pension, retirement allowance, severance benefit or other material employee benefit not required by any of the existing benefit plans as in effect on the date the Merger Agreement was signed or in connection with an approved offer of employment to certain senior employees of SpinCo;

•	except in the ordinary course of business or with respect to an approved offer of employment to certain senior employees of SpinCo, enter into any new, or materially terminate or amend any existing collective bargaining agreement or relationship, employment, severance or termination contract or other arrangement with any employee; provided, that any such new or material amendment to a collective bargaining agreement will be subject to review by xpedx management and UWWH and subject to approval by xpedx management;

•	become obligated under any new, or amend any existing, pension plan, welfare plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement, except as would not result in a material increase in the annual aggregate cost of maintaining such plan;

•	except to the extent that it has obtained written consent from the other parties to the Merger Agreement, grant any equity-based compensation to any employee or director or independent contractor in respect of its stock;

•	make any offer for the employment or engagement of any employee providing for annual compensation in excess of $250,000, other than an approved offer of employment to certain senior employees of SpinCo;

•	implement any distribution center, facility, warehouse or business unit closing or mass layoff that could implicate the Worker Adjustment and Retraining Notification Act of 1988; or

•	make any loan to any director, officer or member of senior management, or except in the ordinary course of business and in compliance with applicable law, to any other employee.

Directors of SpinCo

The board of directors of SpinCo immediately prior to the effective time of the Merger will be the initial members of the board of directors of the combined company at and immediately following the effective time of the Merger.

Directors and Officers Indemnification; Insurance

The Merger Agreement provides that for a period of at least six years after the effective time of the Merger, the combined company will indemnify and hold harmless, and provide advancement of expenses, subject to certain conditions, to all past and present directors or officers of International Paper, SpinCo, UWWH and their respective subsidiaries and each individual who prior to the effective time of the Merger becomes a director or officer of International Paper, SpinCo or UWWH or their respective subsidiaries, to the maximum extent allowed under applicable law in respect of acts or omissions occurring at or prior to the effective time of the Merger Agreement or other Transaction Agreements. The Merger Agreement also provides that the combined company will maintain in effect for the benefit of such individuals directors’ and officers’ liability and fiduciary liability insurance for a period of at least six years following the Merger.

No Solicitation of Acquisition Proposals

Each of UWWH, International Paper and SpinCo agreed that, except in certain circumstances, it and its subsidiaries will not authorize or permit any of the following actions:

•	directly or indirectly, solicit, initiate or encourage any inquiry or proposal that constitutes or could reasonably be expected to lead to an acquisition proposal;

•	provide any non-public information or data to any person relating to or in connection with an acquisition proposal;

•	waive, amend or modify any standstill or confidentiality agreement to which it or any of its subsidiaries is a party in connection with an acquisition proposal;

•	enter into, maintain or continue any discussions or negotiations concerning an acquisition proposal; or

•	otherwise cooperate with, participate in or facilitate any effort to attempt to make or implement, or approve, agree to, recommend or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any acquisition proposal.

Other than in connection with the Merger or as specifically contemplated in the Merger Agreement or the Transaction Agreements, an “acquisition proposal” includes, with respect to SpinCo, any proposal relating to:

•	any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions with respect to the xpedx business;

•	any sale, lease, exchange transfer or other disposition in a single transaction or a series of related transactions, of the assets of the xpedx business or SpinCo entities constituting 15% or more of the consolidated assets of the xpedx business or accounting for 15% or more of the consolidated revenues of the xpedx business; or

•	any other similar transaction that would reasonably be expected to prevent or materially impair or delay the consummation of the Transactions or the Transaction Agreements.

Other than in connection with the Merger or as specifically contemplated in the Merger Agreement or the Transaction Agreements, an “acquisition proposal” includes, with respect to UWWH, any proposal relating to:

•	any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions with respect to UWWH or its subsidiaries representing a material portion of UWWH’s business;

•	any sale, lease, exchange, transfer or other disposition, in a single transaction or a series of related transactions, of the assets of UWWH or any of its subsidiaries constituting 15% or more of the consolidated assets of UWWH or accounting for 15% or more of the consolidated revenues of UWWH; or

•	any other similar transaction that would reasonably be expected to prevent or materially impair or delay the consummation of the Transactions or the Transaction Agreements.

Tax Matters

Each party to the Merger Agreement has agreed that it will not take any action, or refrain from taking any action, which (i) is inconsistent with the facts presented and the representations made in the IRS submissions with respect to such party or its affiliates or (ii) could reasonably be expected to cause any tax-free transaction failure (as described in the Tax Matters Agreement). See “The Contribution and Distribution Agreement and Ancillary Agreements—Tax Matters Agreement.”

Financing

International Paper, SpinCo and UWWH agreed to use their reasonable best efforts to consummate the debt financing to be incurred by xpedx LLC or its subsidiaries to fund the special payment to International Paper and the refinancing of the Unisource credit facility on terms and conditions no less favorable in the aggregate than the terms set forth in the debt commitment letter, dated as of January 28, 2014, among SpinCo, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, N.A., SunTrust Bank and SunTrust Robinson Humphrey, Inc. If such financing becomes unavailable on such terms and conditions, International Paper, SpinCo and UWWH will use their reasonable best efforts to promptly obtain alternative financing from the same or alternative sources in an amount sufficient to consummate the transactions contemplated by the Merger Agreement and the other Transaction Agreements. Without the prior written consent of International Paper and UWWH, SpinCo cannot, among other things, (x) terminate the debt commitment letter, (y) consent to any amendment or modification that would add or change the conditions precedent, delay or prevent the funding under the debt financing, be more restrictive with respect to payments under the Tax Receivable Agreement, adversely affect in any material respect those terms set forth in the debt commitment letter or result in terms less favorable in the aggregate to International Paper, SpinCo or UWWH or (z) enter into any definitive documentation with terms inconsistent with the debt commitment letter. Each of International Paper, SpinCo and UWWH will use their reasonable best efforts to cooperate with each other and to assist in marketing the surviving corporation and the common stock of SpinCo.

Non-Solicitation of Employees and Customers

Subject to certain exceptions set forth in the Merger Agreement, International Paper agreed that for a period of 18 months from and after the effective time of the Merger, it and its subsidiaries would not, without the prior written consent of the combined company, approach, solicit, induce or attempt to induce certain restricted employees from leaving the employ of the combined company or hire, employ or enter into a consulting agreement with certain restricted employees unless such employee ceased to be an employee or was terminated six months prior to his or her employment.

Subject to certain exceptions set forth in the Merger Agreement, International Paper also agreed that for a period of two years from and after the effective time of the Merger it and its subsidiaries would not, without the prior written consent of the combined company, solicit certain restricted customers of the combined company with respect to offset paper products, cut-size paper products, forms and converting paper products or coated paperboard products that are manufactured by International Paper or any of its subsidiaries and sold by the xpedx business to such restricted customers as of the date of the Merger Agreement. Nothing in the Merger Agreement, however, prevents International Paper or its subsidiaries from responding to unsolicited requests initiated by restricted customers for such covered products or from selling the category of covered product that International Paper or its subsidiaries (other than the xpedx business) sold to such restricted customer as of the date of the Merger Agreement. If a restricted customer makes an unsolicited request of International Paper or its subsidiaries and such request is in connection with such restricted customer seeking multiple supplier bids, International Paper will inform the combined company of such unsolicited request and its or its subsidiary’s intention to respond to such unsolicited request. The non-solicit of a restricted customer with respect to a covered product falls away in the event that (i) the combined company has not during the immediately preceding 30 days (or more) sold such category of covered product to such restricted customer and International Paper and the combined company reasonably agree that such failure to sell is due to specified reasons set forth in the Merger Agreement or (ii) the combined company transfers the supply of covered product of a restricted customer away from International Paper and its subsidiaries to another supplier, unless the combined company provides notice of the terms such other supplier is willing to offer and International Paper is unwilling to supply such covered product on terms not less favorable than those offered by such other supplier.

In the event that a division producing covered products is sold or transferred by International Paper, the non-solicit obligations shall continue to be binding upon such division after such sale or transfer until the end of the two-year period.

Non-Competition

For a period of four years from and following the effective time of the Merger, International Paper agreed that it and its subsidiaries would not, without the prior written consent of the combined company, acquire any interest in, operate, manage, control, or engage in certain restricted businesses specified in the Merger Agreement; provided, however, that nothing in the Merger Agreement prohibits (i) International Paper or its subsidiaries from selling or distributing products manufactured by third parties that are ancillary to and sold in connection with sales of products manufactured by International Paper or its affiliates so long as all such products in the aggregate (other than certain specified products) are of a de minimis value in relation to all International Paper manufactured covered products in the aggregate, (ii) selling any products to or performing any services for the combined company or (iii) acquiring the assets or capital stock or other equity interests of any other entity engaged in certain restricted businesses (provided that International Paper divests or terminates such restricted business within 12 months of its acquisition). The protocol for divesting such acquired restricted business is set forth in the Merger Agreement. The restricted business does not include (i) the sale by International Paper or any of its subsidiaries of products manufactured by International Paper or any of its subsidiaries, or (ii) any other activities conducted by International Paper or any of its subsidiaries as of the date of the Merger Agreement (so long as there is no material expansion thereof after the date of the Merger Agreement), other than the xpedx business.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	cooperation among the parties relating to the prompt preparation and filing of the registration statement of which this prospectus forms a part;

•	prior to the effective time of the Merger, the approval of the listing on the NYSE of the SpinCo common stock issued pursuant to the Distribution and the Merger;

•	SpinCo’s actions as may be required under state securities or blue sky laws in connection with the issuance of shares of SpinCo common stock pursuant to the Distribution and the Merger;

•	assistance as any party may reasonably request and as may be reasonably necessary or appropriate in effectuating the provisions of the Merger Agreement;

•	cooperation of any third parties necessary for each party to fulfill its obligations under the Merger Agreement;

•	confidentiality, reasonable access with respect to certain information relating to the parties and the preservation of records following the effective time of the Merger;

•	International Paper’s obligation to use its reasonable best efforts to list all license agreements or contracts that are material to the xpedx business, subject to certain exceptions;

•	the making of public announcements or press releases with respect to the Merger or the Transactions;

•	defense of litigation and other actions attempting to challenge, enjoin, restrain or prohibit the consummation of the Transactions;

•	the notification of events, the occurrence or nonoccurrence of which could result in a closing condition to the Merger Agreement being incapable of being fulfilled;

•	the delivery of payoff letters with respect to certain indebtedness and the delivery of invoices with respect to those expenses that the parties to the Merger Agreement have agreed to share;

•	termination of the advisory agreement among UWWH, Unisource and Bain Capital;

•	the delivery of audited and unaudited financial statements between the signing of the Merger Agreement and the effective date of the Merger;

•	the development of a system of internal controls over financial reporting and integration of the financial reporting systems of SpinCo and UWWH; and

•	the amount allocated to International Paper with respect to the restructuring of the xpedx business.

Amendment; Extension; Waiver

The Merger Agreement may be amended by the parties at any time, provided that any amendment that by law requires the further approval of the shareholders of SpinCo, UWWH or UWW and the member approval of xpedx Intermediate will not be made without such approvals. Prior to the effective time of the Merger, the parties may extend the time for the performance of any of the obligations or other acts of the parties or waive any inaccuracies in the representations and warranties or compliance with any of the agreements or conditions contained in the Merger Agreement.

Termination of the Merger; Termination Fees

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of International Paper and UWWH. It may also be terminated by either International Paper or UWWH if:

•	the effective time of the Merger has not occurred on or before January 5, 2015 unless the failure to effect the Merger by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations set forth in the Merger Agreement; or

•	if any law or order of any governmental authority preventing or prohibiting the completion of the Transactions has become final and nonappealable.

The Merger Agreement may also be terminated by:

•	UWWH at any time before the effective time if there has been a material breach by International Paper or SpinCo of any of its representations, warranties or covenants or agreements contained in the Merger Agreement, or any such representation and warranty has become untrue in any material respect, and such breach or inaccuracy has not been cured within 30 business days following notice of such breach (so long as UWWH is not then in material breach of any covenant, representation or warranty or other agreement contained in the Merger Agreement which breach would cause the closing conditions of International Paper or SpinCo not to be satisfied if the closing were to occur at the time of termination); or

•	International Paper at any time before the effective time if there has been a material breach by UWWH of any of its representations, warranties or covenants or agreements contained in the Merger Agreement, or any such representation and warranty has become untrue in any material respect, and such breach or inaccuracy has not been cured within 30 business days following notice of such breach (so long as International Paper is not then in material breach of any covenant, representation or warranty or other agreement contained in the Merger Agreement which breach would cause the closing conditions of UWWH or the UWWH Stockholder not to be satisfied if the closing were to occur at the time of termination).

In the event the Merger Agreement is terminated, UWWH and International Paper, as applicable, may be obligated to pay a termination fee to the other party as follows:

•	If the Merger Agreement is terminated as described in the second bullet of the preceding paragraph and (i) an acquisition proposal for UWWH has commenced or is publicly disclosed, proposed or announced or otherwise communicated to UWWH or the UWWH Stockholder prior to such termination and (ii) within 15 months following such termination, UWWH or any of its subsidiaries enters into a definitive agreement with respect to such acquisition proposal, UWWH will pay to International Paper a termination fee equal to $6 million; and

•	If the Merger Agreement is terminated as described in the first bullet of the preceding paragraph and (i) an acquisition proposal for the xpedx business has commenced or is publicly disclosed, proposed or announced or otherwise communicated to International Paper or the International Paper shareholders prior to such termination and (ii) within 15 months following such termination, International Paper or SpinCo enters into a definitive agreement with respect to such acquisition proposal, International Paper will pay to UWWH a termination fee equal to $6 million.

Fees and Expenses

Generally, all fees and expenses incurred in connection with the Transactions are to be paid by the party incurring such fees or expenses. Expenses incurred in connection with the SpinCo debt financing or by certain consultants or for certain other products or services for the benefit of the combined company are to be paid (i) by the combined company if the Merger is consummated or (ii) one-half by International Paper and one-half by UWWH if the Merger is not consummated. Subject to certain exceptions, the combined company will bear certain scheduled severance obligations, transaction bonus obligations and retention bonus obligations of UWWH and the xpedx business.

THE CONTRIBUTION AND DISTRIBUTION AGREEMENT AND THE ANCILLARY AGREEMENTS

Contribution and Distribution Agreement

The following is a summary of material provisions of the Contribution and Distribution Agreement, which we entered into on January 28, 2014. This summary is qualified in its entirety by reference to the full text of the Contribution and Distribution Agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

The Contribution and Distribution Agreement among International Paper, SpinCo, UWWH and the UWWH Stockholder provides for, among other matters, the principal corporate transactions required to effect the proposed contribution of the xpedx business to SpinCo and distribution of SpinCo common stock to International Paper shareholders and certain other terms governing the relationship between International Paper and SpinCo with respect to or as a result of the Contribution and the Distribution.

Preliminary Transactions

Transfer of Assets. Pursuant to the Contribution and Distribution Agreement, and subject to certain exceptions, International Paper will transfer or cause to be transferred to xpedx LLC all of the right, title and interest of International Paper and its affiliates in the assets that are primarily used or held for use in, or that primarily arise from, the operation or conduct of the xpedx business or that are produced by the xpedx business for use in or sale by the xpedx business, including certain subsidiaries of International Paper through which the xpedx business is conducted internationally, after which all of the membership interests in xpedx LLC will be transferred to xpedx Intermediate and, in turn, all of the membership interests in xpedx Intermediate will be transferred to SpinCo.

The xpedx business consists of the business segment of International Paper referred to in International Paper’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as “Distribution,” which includes the business of purchasing for resale, and reselling, or acting as a broker for the purchase or sale of, products manufactured by third parties, including (i) printing, reprographics and writing paper products, (ii) paperboard and other consumer packaging products, (iii) containerboard, linerboard, corrugated products and other industrial packaging products, (iv) tissue, toilet paper, paper towels, paper napkins, plates, utensils, cups, and food containers, (v) cleaning products, liners, sanitation products, and other facilities supplies, (vi) cushioning and void fill products, shrink film, stretch film, pallet covering materials, strapping, bags, tape or other packaging materials and (vii) warehouse supply products, in each case, in North America. For purposes of the Contribution and Distribution Agreement, the xpedx business does not include the International Paper Asia Distribution business, nor does it include certain international entities that no longer have any operations or material assets.

Transfer of Liabilities. The transfer of assets to SpinCo is made subject to the assumption by xpedx LLC of liabilities of International Paper or its subsidiaries to the extent relating to or arising from the xpedx business or the transferred assets, subject to certain exceptions.

Exceptions to Transfers. Transfers of assets and liabilities are subject to receipt of applicable consents, waivers and approvals. International Paper must use its reasonable best efforts to obtain such consents, waivers and approvals that are required in order to effect the transfers of assets and liabilities. If International Paper cannot do so prior to the Distribution, it must use its reasonable best efforts (and SpinCo must cooperate with International Paper) to establish arrangements under which the SpinCo Group will obtain the economic claims, rights and benefits and assume the economic burden with respect to such assets and liabilities as closely as possible with the use of reasonable best efforts to that which would be applicable if the consent had been obtained and the asset or liability transferred.

Consideration. Following certain preliminary transfers of assets and liabilities, and prior to the Distribution and Merger, International Paper will contribute all of the membership interests in xpedx Intermediate to SpinCo in exchange for the issuance of SpinCo common stock to International Paper and a special payment to International Paper equal to an amount determined by International Paper, which shall not exceed $400 million, subject to the working capital and net indebtedness adjustments described below.

The financing associated with these transactions is described further in “The Merger Agreement—Covenants—Financing” and “Description of Material Indebtedness.”

Working Capital and Net Indebtedness Adjustments

The Contribution and Distribution Agreement provides that not less than three (but not more than five) business days prior to the anticipated date of the Distribution, International Paper will cause to be prepared and delivered to SpinCo and UWWH an unaudited balance sheet of the xpedx business and a statement setting forth its good faith estimate of working capital and net indebtedness (as defined in the Contribution and Distribution Agreement as “Spinco Closing Date Working Capital” and “Spinco Closing Date Net Debt,” respectively) of SpinCo and its subsidiaries as of the Closing Date. If the estimated working capital of SpinCo as of the date of the Distribution exceeds $661.3 million, the special payment to International Paper will be increased by an amount equal to the excess. If the estimated net indebtedness of SpinCo as of the date of the Distribution is less than $5.9 million, the special payment to International Paper will be increased by an amount equal to the absolute value of the difference. If the estimated working capital of SpinCo as of the date of the Distribution is less than $661.3 million, the special payment to International Paper will be reduced by an amount equal to the absolute value of the difference. If the estimated net indebtedness of SpinCo as of the date of the Distribution is more than $5.9 million, the special payment to International Paper will be decreased by an amount equal to the excess. The Contribution and Distribution Agreement also provides that the special payment may, in certain circumstances, be increased by the estimated working capital and net indebtedness adjustments of UWWH, as described further in “The Merger Agreement—Working Capital, Net Indebtedness Adjustments and Transaction Expenses Adjustments.”

The Contribution and Distribution Agreement provides that within 90 days after the Distribution, the combined company will cause to be prepared and delivered to International Paper an unaudited balance sheet of the xpedx business and a calculation of the amounts referred to above. The parties will resolve any disputes they may have over the statement and agree upon a final, conclusive calculation of such amounts, and if they are unable to resolve such disputes, they will retain an accounting firm to make a final determination of the amounts. After the amounts are finally determined, an appropriate payment will be made to account for any difference between the finally determined amounts and the estimated amounts used at closing.

Earnout Payment

The Contribution and Distribution Agreement provides that in 2020 the combined company may be required to pay to International Paper an earnout payment of up to $100 million if the combined company’s aggregate EBITDA for its 2017, 2018 and 2019 fiscal years exceeds an agreed-upon target EBITDA of $759 million. The amount of the earnout payment, if owed by the combined company, will be an amount equal to (i) the excess of the surviving corporation’s aggregate EBITDA for its 2017, 2018 and 2019 fiscal years over the agreed-upon target, multiplied by (ii) four divided by three, capped at $100 million in the aggregate. For purposes of the earnout payment, EBITDA means consolidated net income (loss), plus interest expense, income tax expense, depreciation and amortization, minus interest income. The EBITDA target is subject to certain adjustments, including adjustments for acquisitions, dispositions, extraordinary items of gain or loss, asset write-ups or write-downs, restructuring costs and out-of-pocket expenses. There can be no assurance that the combined company’s aggregate EBITDA for its 2017, 2018 and 2019 fiscal years will exceed the agreed-upon target EBITDA, and the combined company’s actual results may be materially lower. See “Risk Factors.”

If any person or group acquires a majority of the voting power of the combined company’s capital stock, or a majority of the assets of the combined company and its subsidiaries, such person or group must agree in writing to International Paper that (i) the collective business activities of the combined company will continue to be operated and accounted for separately from any other business activities and operations, (ii) complete and accurate books of account and records covering all transactions relating to the computation of the earnout payment will be maintained and (iii) the combined company will remain an SEC registrant or will provide International Paper with unaudited quarterly and audited annual financial statements and financial data of the type and on the timetable as if it were an SEC registrant. If the combined company and such acquiror do not provide International Paper with such written agreement prior to the closing of such acquisition, and such acquisition closes prior to the end of fiscal year 2019, the earnout payment will be deemed to be due and payable to International Paper in an amount equal to $100 million, subject to the right described in the following paragraph.

At any time prior to the date the earnout payment is to be paid, the combined company may elect to make a payment to International Paper in full satisfaction of its obligation to make the earnout payment by paying an amount equal to the present value of $100 million on the date of payment assuming a discount rate of 6%.

Covenants

Each of International Paper and SpinCo has agreed to take certain actions after the signing of the Contribution and Distribution Agreement. These actions include the following:

•	immediately prior to the Distribution, International Paper and SpinCo terminating any agreements entered into pursuant to any contract or other arrangement, formal or informal (including with respect to intercompany cash balances and accounts and notes payable), between International Paper and its subsidiaries (such subsidiaries determined assuming that the Distribution has occurred), collectively referred to as the International Paper Group, on the one hand, and SpinCo or any of its subsidiaries, collectively referred to as the SpinCo Group, on the other hand (except as contemplated by the other agreements executed in connection with the Transactions, outstanding payment obligations with respect to ordinary course commercial transactions and specific agreements intended to replace intercompany arrangements between the International Paper Group and the SpinCo Group);

•	immediately prior to the Distribution, International Paper assigning to SpinCo or a member of the SpinCo Group designated by UWWH all of the agreements to which any employee of the SpinCo Group is a party that contain restrictive covenants related to confidentiality, ownership of intellectual property, non-competition or non-solicitation;

•	immediately prior to the date of the Distribution, International Paper and SpinCo electing new directors of SpinCo;

•	appointing Deloitte & Touche LLP as the auditors of SpinCo (and the surviving corporation after the Merger), subject to a contrary determination by the board of directors of SpinCo (or the surviving corporation after the Merger);

•	cooperating in good faith to prepare and negotiate supply agreements for the provision by International Paper to SpinCo of coated paperboard and printing and communications papers and the provision by SpinCo to International Paper of certain paper and supply products in each case which will include terms set forth in the disclosure letter to the Contribution and Distribution Agreement; and

•	cooperating in seeking to release the International Paper Group, on the one hand, and the SpinCo Group, on the other hand, from guarantee obligations that either group may have entered into with respect to the other’s business and providing indemnification with respect to any losses in connection with the guarantees.

Conditions to the Completion of the Spin-Off

The Contribution and Distribution Agreement provides that the distribution of SpinCo common stock will occur only if the special payment to International Paper has been made and each condition to the obligations of

International Paper and SpinCo to consummate the Merger shall have been fulfilled or waived by International Paper (except for the consummation of the contribution and the Distribution). See “The Merger Agreement—Conditions to Consummation of the Merger.”

Subsequent Transfers

In the event that at any time during the two-year period following the Distribution International Paper becomes aware that it possesses any assets or liabilities that should have been transferred to the SpinCo Group as part of the Contribution, International Paper will hold those assets or liabilities in trust, pay over to SpinCo any benefits received by International Paper with respect to such assets and cause the prompt transfer of the assets or liabilities to SpinCo or a member of the SpinCo Group. In the event that at any time during the two-year period following the Distribution a member of the SpinCo Group becomes aware that it possesses any assets or liabilities that should not have been transferred to SpinCo, SpinCo will hold those assets or liabilities in trust, pay over to International Paper any benefits received by SpinCo with respect to such assets and cause the prompt transfer of the applicable assets or liabilities to International Paper.

Mutual Release and Indemnification

SpinCo and International Paper have each agreed to release the other party and the other party’s respective subsidiaries and representatives from any and all liabilities that it has or may have against the other party which exist or arise out of or relate to events, circumstances or actions taken by the other party occurring or failing to occur or any conditions existing at or prior to the time of the spin-off. The mutual release is subject to specified exceptions set forth in the Contribution and Distribution Agreement. The specified exceptions include:

•	any liability assumed, transferred, assigned or allocated to SpinCo or to International Paper in accordance with, or any liability or obligation of either of them arising under the Contribution and Distribution Agreement, any other transaction agreements or any of the contracts or affiliate arrangements contemplated thereby; and

•	the ability of any person to enforce its rights under the Contribution and Distribution Agreement, any other Transaction Agreements or any of the contracts or affiliate arrangements contemplated thereby.

SpinCo and UWWH have agreed to indemnify, defend and hold harmless the International Paper Group and certain other related parties from and against all indemnifiable losses relating to or arising from (a) the liabilities of the xpedx business assumed by SpinCo in accordance with the terms of the Contribution and Distribution Agreement; (b) any breach by UWWH or its subsidiaries of any obligation, covenant or agreement pursuant to the Transaction Agreements to be performed by them prior or subsequent to the Closing Date; (c) any breach by any member of the SpinCo Group of any obligation, covenant or agreement pursuant to the Transaction Agreements to be performed by them subsequent to the Closing Date (in the case of each of clauses (b) and (c), in accordance with the applicable survival period(s) set forth therein); and (d) any breach of the representation contained in the Merger Agreement that the information supplied by UWWH for inclusion in this prospectus does not contain an untrue statement of a material fact or omission of a material fact.

International Paper has agreed to indemnify, defend and hold harmless SpinCo and its subsidiaries and certain other related parties from and against all indemnifiable losses relating to or arising from (a) any liabilities not transferred to SpinCo in accordance with the terms of the Contribution and Distribution Agreement; (b) any breach by International Paper or its subsidiaries of any obligation, covenant or agreement pursuant to the Transaction Agreements to be performed by them prior or subsequent to the Closing Date; (c) any breach by any member of the SpinCo Group of any obligation, covenant or agreement pursuant to the Transaction Agreements to be performed by them prior to the Closing Date (in the case of each of clauses (b) and (c), in accordance with the applicable survival period(s) set forth therein); and (d) any breach of the representation contained in the Merger Agreement that the information supplied by International Paper or SpinCo for inclusion in this prospectus does not contain an untrue statement of a material fact or omission of a material fact.

The UWWH Stockholder has agreed to indemnify, defend and hold harmless SpinCo, its subsidiaries and certain other related parties from and against all indemnifiable losses relating to or arising from any breach of the covenants of UWWH in the Merger Agreement related to (a) any material increases in the compensation (including bonus and incentive compensation) or fringe benefits of any employee of UWWH or (b) any transaction or severance bonus obligations entered into by UWWH and not disclosed to International Paper prior to the date of the Merger Agreement.

Expenses

All fees and expenses incurred by the parties in connection with the transactions contemplated by the Contribution and Distribution Agreement and the other Transaction Agreements will be paid as provided for in the Merger Agreement, provided that SpinCo will reimburse International Paper for all financial printer costs in connection with the preparation of any information statement and Form 8-K in connection with the transactions contemplated by the Merger Agreement and Contribution and Distribution Agreement and all mailing costs associated with delivery to International Paper shareholders of such information statement. See “The Merger Agreement—Fees and Expenses.”

Additional Post-Closing Covenants

The Contribution and Distribution Agreement contains additional post-closing covenants of International Paper and SpinCo (as the combined company following the Merger), including:

•	restrictions on the SpinCo Group and the International Paper Group using any material showing any affiliation with the other group (and the International Paper name being removed from the corporate names of the SpinCo Group) other than as provided in the Transaction Agreements;

•	restrictions on SpinCo from repurchasing or redeeming any of its capital stock prior to the second anniversary of the Closing Date;

•	restrictions on SpinCo from declaring or paying any dividend on its capital stock (except for regular quarterly cash dividends) prior to the second anniversary of the Closing Date, unless the combined company makes a payment in full satisfaction of its obligation to make an earnout payment to International Paper, as described further in “—Earnout Payment,” in which case such restriction continues in full force and effect until January 1, 2016;

•	International Paper’s agreement to use reasonable best efforts to assert claims under occurrence-based insurance policies with respect to incidents occurring prior to the Distribution (subject to cost reimbursement);

•	providing certain access to books and records relating to the xpedx business following the Distribution; and

•	International Paper’s agreement to transfer, provide access to or provide a replacement for certain assets necessary to operate the xpedx business that are not transferred to SpinCo pursuant to the terms of the Contribution and Distribution Agreement and not identified as such.

Amendment; Waiver

The Contribution and Distribution Agreement may be amended only by a written instrument signed by each of the parties, and any right may be waived only in a written instrument signed by the party against whom the waiver is to be effective. No failure or delay by any party to the Contribution and Distribution Agreement to exercise a right operates as a waiver thereof.

Termination

Following termination of the Merger Agreement, the Contribution and Distribution Agreement may be terminated and the spin-off abandoned at any time prior to the Distribution by and in the sole discretion of International Paper.

Tax Receivable Agreement

The following is a summary of material provisions of the Tax Receivable Agreement. This summary is qualified in its entirety by reference to the Tax Receivable Agreement, which is included as an exhibit to the registration statement of which this prospectus is a part.

The Tax Receivable Agreement sets forth the terms by which SpinCo generally will be obligated to pay UWWH Stockholder an amount equal to 85% of the U.S. federal, state and Canadian income tax savings, if any, that SpinCo actually realizes as a result of the utilization of Unisource’s net operating losses attributable to taxable periods prior to the date of the Merger.

For purposes of the Tax Receivable Agreement, SpinCo’s income tax savings will generally be computed by comparing SpinCo’s actual aggregate U.S. federal, state and Canadian income tax liability for taxable periods (or portions thereof) beginning after the date of the Merger to the amount of SpinCo’s aggregate U.S federal, state and Canadian income tax liability for taxable periods (or portions thereof) beginning after the date of the Merger had SpinCo not been able to utilize Unisource’s net operating losses attributable to taxable periods prior to the date of the Merger. SpinCo will pay to UWWH Stockholder an amount equal to 85% of such tax savings, plus interest at a rate of LIBOR plus 1.00%, computed from the earlier of the date that SpinCo filed its U.S. federal income tax return for the applicable taxable year and the date that such tax return was due (without extensions) until payments are made. Under the Tax Receivable Agreement, UWWH Stockholder will not be required to reimburse SpinCo for any payments previously made if such tax benefits are subsequently disallowed or adjusted (although future payments under the Tax Receivable Agreement would be adjusted to the extent possible to reflect the result of such disallowance or adjustment).

If Unisource ceases to be includable in SpinCo’s affiliated group of corporations for U.S. federal income tax purposes, SpinCo shall cause the parent of the affiliated group of corporations that includes Unisource to enter into an agreement with UWWH Stockholder that is substantially similar to the Tax Receivable Agreement. In addition, SpinCo shall cause any indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of SpinCo to assume and agree to perform the obligations under the Tax Receivable Agreement in the same manner that SpinCo would be required to perform had no succession occurred.

The Tax Receivable Agreement provides that in the event SpinCo breaches any of its material obligations by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code, then all obligations under the Tax Receivable Agreement will be accelerated. If SpinCo does not timely make payments under the Tax Receivable Agreement for any reason, except as described below, such payments will accrue interest at a rate of LIBOR plus 5.00% per annum until paid. The Tax Receivable Agreement provides that SpinCo is permitted to defer payments under the Tax Receivable Agreement if such payments (or payments to SpinCo from its subsidiaries to allow SpinCo to make such payments) are not permitted pursuant to the terms of SpinCo’s or its direct or indirect subsidiary’s debt agreements. Any payment so deferred shall accrue interest at a rate of LIBOR plus 1.00% per annum until paid.

UWWH Stockholder and later beneficiaries of the Tax Receivable Agreement are permitted to assign or transfer their rights thereunder, provided that in certain circumstances the transferor must notify SpinCo of the proposed transfer, including its terms, and SpinCo will have a right to acquire the transferred interest on such terms.

The Tax Receivable Agreement will be binding on and inure to the benefit any permitted assignees of UWWH Stockholder and to any successors to any of the parties of the Tax Receivable Agreement to the same extent as if such permitted assignee or successor had been an original party to the Tax Receivable Agreement. The Tax Receivable Agreement may be amended only by a written instrument signed by each of the parties. Any provision of the Tax Receivable Agreement may be waived only if such waiver is in writing and signed by the party against whom the waiver is to be effective.

Transition Services Agreement

The following is a summary of material provisions of the Transition Services Agreement. This summary is qualified in its entirety by reference to the Transition Services Agreement, which is included as an exhibit to the registration statement of which this prospectus is a part.

The Transition Services Agreement, to be dated as of the Closing Date, by and between International Paper and SpinCo, sets forth the terms and conditions for the provision by each of International Paper and SpinCo of services to the other, from and following the Closing Date. A party providing a service is referred to as the service provider and a party receiving a service is referred to as the service recipient.

The term of the Transition Services Agreement extends for a period of up to one year from the Closing Date, and, subject to certain fee increases and obtaining any necessary consents, can be extended for up to a total of two years from the Closing Date at the election of the service recipient. Individual services provided under the agreement may terminate earlier in accordance with the schedules to the Transition Services Agreement or, in most cases, at the option of the service recipient. The period during which services are provided is referred to as the transition period. The fees to be paid by SpinCo under the Transition Services Agreement for the one-year period from the Closing Date are estimated to be approximately $40 million.

The services expected to be performed by International Paper will relate generally to the following areas, among others:

•	Real estate services, including lease administration and transaction management;

•	Finance and accounting services, including accounts receivable services;

•	Network optimization services; and

•	Information technology services, including data center, WAN, remote access, facility support, messaging, internet, document management, telecom, support and other services.

In addition, each of SpinCo and International Paper is generally entitled to obtain additional services from the other if those services are needed by the service recipient and were provided to it by the service provider prior to the Closing (or, in the case of services to be received by SpinCo, are services it cannot obtain on commercially reasonable terms from third parties and that are provided by International Paper to its other businesses).

However, the parties have agreed that International Paper will not be required to provide certain services related to information technology, finance, accounting, sourcing and procurement, tax, legal and compliance, government relations, investor relations, risk management, human resource and treasury functions. Within 90 days after the Closing Date, the parties will consult regarding the terms of and a plan for the service migration.

The Transition Services Agreement may be amended only by a written instrument signed by each of the parties, and any right may be waived only in a written instrument signed by the party against whom the waiver is to be effective. No failure or delay by any party to the Transition Services Agreement to exercise a right operates as a waiver thereof.

Supply Agreements

The Contribution and Distribution Agreement provides that, prior to the Closing Date, UWWH, SpinCo and International Paper will cooperate in good faith to prepare and negotiate supply agreements to be entered into at the time of the Distribution, pursuant to which International Paper will supply xpedx LLC with certain printing and communications papers and coated paperboard and xpedx LLC will supply International Paper with certain products, in each case, for a period of 18 months.

Employee Matters Agreement

In connection with the Transactions, International Paper, SpinCo and UWWH entered into an Employee Matters Agreement with respect to the transfer of employees engaged in the xpedx business and matters related to the terms of employment, health and welfare benefits, fringe benefits, retirement plans, and collective bargaining agreements. The following is a summary of material provisions of the Employee Matters Agreement. This summary is qualified in its entirety by reference to the Employee Matters Agreement, dated as of January 28, 2014, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Transfer of Employment and General Allocation of Employee Liabilities

Prior to the Distribution, International Paper will take all actions necessary to ensure that each employee working in the xpedx business, except those specifically designated to remain with International Paper, is employed by SpinCo or its Affiliates. In general, SpinCo will assume all employment-related liabilities related to such transferred xpedx business employees, and International Paper will assume or retain all employment-related liabilities related to its retained employees. From January 28, 2014 until the Effective Time, International Paper has agreed not to solicit or otherwise transfer any xpedx business employee to another International Paper business without prior written consent of UWWH, and UWWH has agreed not to solicit any xpedx business employee (other than on behalf of SpinCo) or any other employee to be retained by International Paper without prior written consent of International Paper.

Collective Bargaining Agreements

As of the Distribution, SpinCo will assume existing collective bargaining agreements covering employees of the xpedx business and, in accordance with applicable law, be bound by the terms of any expired collective bargaining agreements covering employees of the xpedx business. With limited exceptions, SpinCo will assume all liabilities related to such collective bargaining agreements, regardless of whether the liabilities arise from or relate to events occurring prior to, on or after the Distribution. International Paper will retain any liabilities related to any alleged failure to satisfy any “decision” or “effects” bargaining obligations pursuant to the collective bargaining agreements arising from the transactions contemplated by the Transaction Agreements.

Benefit Plans and Arrangements

Effective as of the Distribution, employees working in the xpedx business will generally cease active participation in International Paper’s employee benefit plans, and International Paper will retain all liabilities related to employee benefit plans sponsored or maintained by International Paper, including on behalf of xpedx business employees. Following the Distribution, SpinCo will be required to notify International Paper promptly of any termination of employment of certain employees who are identified by International Paper; this information will be relevant for a determination by International Paper of benefits to which such employee may be entitled under the International Paper employee benefit plans.

Following the Distribution, SpinCo will recognize xpedx business employees’ accrued and unused paid time off and allow employees to use such time after the Distribution in accordance with SpinCo policies.

Prior to the Distribution, SpinCo will, in consultation with UWWH, establish new employee benefit plans in which eligible xpedx business employees will participate no later than the Distribution. The new employee benefit plans for the benefit of xpedx business employees will be no more favorable than the analogous International Paper benefit plans that previously covered such employees and will not, unless required by a collective bargaining agreement, include any defined benefit pension plan, non-qualified retirement plan or non-qualified deferred compensation plan, or retiree medical program. Subject to the following paragraph, the UWWH-sponsored employee benefit plans will remain in effect and continue to cover eligible UWWH employees.

After the effective time of the Merger, the board of directors of SpinCo will have full discretion to determine the scope, terms and conditions of the employee benefit plans covering the xpedx business employees and UWWH employees, subject to applicable law and the terms of any applicable collective bargaining agreement. For any new plans established for either xpedx business employees or UWWH employees after the effective time of the Merger, SpinCo will use its reasonable best efforts to prevent interruption of coverage and to credit service of such employee under all SpinCo benefit plans for purposes of eligibility and vesting, and, for any vacation, paid time off plan or severance plan, for determination of level of benefits. SpinCo is not required to establish any retiree or post-termination medical, life or other benefit plan, but must establish tax-qualified health care and dependent care flexible spending account plans.

Cash and Equity Incentive Compensation Plans

Effective on or as soon as practicable following the Distribution, the board of directors of SpinCo or its designee will establish incentive plans for management incentive, commissions or goal sharing awards for xpedx business employees who will cease to participate in such plans maintained by International Paper by reason of the Transactions. SpinCo has the sole obligation to fund and pay such cash incentives for xpedx business employees. International Paper is solely responsible for all liabilities under any of its plans that provide for equity incentive awards in respect of International Paper common stock. Any outstanding International Paper equity incentive awards held by xpedx business employees will be treated by International Paper in accordance with the terms of the applicable International Paper plan as though each xpedx business employee incurred a termination without cause from International Paper as of the Distribution.

Retirement Plans

International Paper will fully vest each xpedx business employee who is a participant in any International Paper defined benefit pension plan as of the Distribution, and each such employee will be eligible to receive pension benefits in accordance with the terms of the applicable International Paper plan. No transfers of assets or liabilities from an International Paper defined benefit pension plan will occur as a result of the Transactions. SpinCo will not establish a defined benefit pension plan for xpedx business employees unless otherwise required by an assumed collective bargaining agreement. If such a pension plan is established by SpinCo, it will provide the pension benefit required by the collective bargaining agreement, offset by the pension benefit provided to such employee by the International Paper pension plan based on service prior to the Distribution.

SpinCo will continue its participation in multiemployer pension and multiemployer health and welfare plans on behalf of covered union employees of the xpedx business to the extent required by an assumed collective bargaining agreement. SpinCo will assume all liabilities related to such multiemployer plans to the extent related to the xpedx business, whether arising from or relating to events occurring prior to, on or after the Distribution, and International Paper will assume or retain any liabilities related to such multiemployer plans to the extent related to International Paper’s unrelated businesses whether arising from or relating to events occurring prior to, on or after the Distribution.

International Paper will fully vest all xpedx business employees in their accounts under the International Paper 401(k) plan as of the Distribution. SpinCo will establish a 401(k) plan and trust, in consultation with UWWH, to cover xpedx business employees effective as of the Distribution, and as soon as practicable after the Distribution this SpinCo 401(k) plan will accept a transfer of accounts of xpedx business employees from the International Paper 401(k) plan. Any account that is invested in International Paper common stock will be converted to cash prior to such transfer, such that the SpinCo 401(k) plan will not hold any investments in International Paper common stock. SpinCo will not have any liability with respect to the investment of xpedx business employees’ 401(k) plan accounts in International Paper common stock prior to the transfer or any failure by International Paper or any fiduciary, agent, administrator or recordkeeper to comply with applicable law or contract governing the International Paper 401(k) plan.

Health and Welfare Claims

The applicable International Paper-sponsored health or welfare plans will retain the obligation to pay any claims incurred by xpedx business employees prior to the Distribution, and SpinCo’s new health and welfare plans will have the obligation to pay any claims incurred by xpedx business employees after the Distribution.

Amendment; Waiver

The Employee Matters Agreement may be amended only by a written instrument signed by each of the parties, and any right may be waived only in a written instrument signed by the party against whom the waiver is to be effective. No failure or delay by any party to the Employee Matters Agreement to exercise a right operates as a waiver thereof.

Tax Matters Agreement

The following is a summary of material provisions of the Tax Matters Agreement. This summary is qualified in its entirety by reference to the Tax Matters Agreement, dated as of January 28, 2014, which is included as an exhibit to the registration statement of which this prospectus is a part.

The Tax Matters Agreement addresses federal, state, local and non-U.S. tax matters related to the Distribution, Merger, Subsidiary Merger and other Transactions. In particular, the Tax Matters Agreement addresses the filing of tax returns by SpinCo and International Paper, tax indemnification obligations of International Paper and SpinCo, the conduct of tax proceedings by International Paper and SpinCo and representations, warranties and covenants with respect to the intended tax-free treatment of the Transactions.

Pursuant to the Tax Matters Agreement, SpinCo shall indemnify International Paper for a variety of taxes, including (i) certain pre-Merger non-income taxes and non-U.S. income taxes attributable to the xpedx business and (ii) income taxes imposed on International Paper, SpinCo or UWWH attributable to a failure of the Transactions to qualify as tax-free as a result of, among other items, a breach of representations by UWWH or its shareholders, a breach of covenants (following the Distribution) by SpinCo, acquisitions of SpinCo stock after the Distribution, acquisitions of International Paper stock by UWWH and certain persons related thereto prior to the Distribution, the failure of the Merger to qualify as a reorganization under Section 368 of the Code or the failure of the Subsidiary Merger to qualify as a tax-free capital contribution under Section 351(a) of the Code. Pursuant to the Tax Matters Agreement, International Paper shall indemnify SpinCo for a variety of taxes not specifically indemnified by SpinCo, including (i) taxes attributable to any business retained by International Paper, (ii) International Paper’s consolidated U.S. federal income taxes, (iii) certain pre-Distribution income taxes of SpinCo and its subsidiaries to the extent not specifically apportioned to SpinCo pursuant to the Tax Matters Agreement, and (iv) income taxes attributable to a failure of the Transactions to qualify as tax-free to the extent not specifically apportioned to SpinCo pursuant to the Tax Matters Agreement.

The Tax Matters Agreement prohibits SpinCo and International Paper from taking actions (or refraining from taking actions) that could reasonably be expected to cause the Transactions to be taxable or to jeopardize the conclusions of the IRS ruling or opinions of counsel received by SpinCo or International Paper. In particular, for two years after the Distribution, SpinCo may not:

•	cease, or permit certain of its wholly-owned subsidiaries to cease, the active conduct of a business that was conducted immediately prior to the Distribution or from holding certain assets held at the time of the Distribution;

•	dissolve, liquidate, take any action that is a liquidation for federal income tax purposes, merge or consolidate with any other person (other than pursuant to the Mergers), or permit certain of its wholly-owned subsidiaries from doing any of the foregoing; or

•	approve or allow an extraordinary contribution to SpinCo by its shareholders in exchange for stock, redeem or otherwise repurchase (directly or indirectly) any of SpinCo’s stock, or amend its certificate of incorporation or other organizational documents, or take any other action, if such amendment or other action would affect the relative voting rights of its capital stock.

Nevertheless, SpinCo is permitted to take any of the actions described above if International Paper obtains a supplemental IRS private letter ruling (or, in certain circumstances, an opinion of counsel that is reasonably acceptable to International Paper) to the effect that the action will not affect the tax-free status of the Distribution or the Merger. Notwithstanding the above, under the Tax Matters Agreement, SpinCo may make stock issuances that meet certain safe harbors provided in Section 1.355-7(d) of the Treasury Regulations and may redeem any such stock so long as such issuances or redemptions are not inconsistent with formal or informal written guidance provided by the IRS in connection with the IRS ruling.

The Tax Matters Agreement will be binding on and inure to the benefit of any permitted assignees and any successor to any of the parties of the Tax Matters Agreement. The Tax Matters Agreement may be amended only by a written instrument signed by each of the parties, and any right may be waived only in a written instrument signed by the party against whom the waiver is to be effective. No failure or delay by any party to the Tax Matters Agreement to exercise a right operates as a waiver thereof.

Registration Rights Agreement

In connection with the Transactions, we entered into a registration rights agreement, or the “Registration Rights Agreement,” with the UWWH Stockholder. The following is a summary of material provisions of the Registration Rights Agreement, which we will enter into on the Closing Date. This summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares, without restriction under the Securities Act when the applicable registration statement is deemed effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand and piggyback registrations described below.

Pursuant to the terms of the Registration Rights Agreement, UWWH Stockholder may transfer our common stock to one or more of its affiliates or equityholders and may exercise registration rights on behalf of such transferees if such transferees become a party to the Registration Rights Agreement.

The demand rights described below will commence 180 days after the distribution date. We are not required to effect more than one demand registration in any 150-day period or more than two demand registrations in any 365-day period. If we believe that a registration or an offering would materially affect a significant transaction or would require us to disclose confidential information which we in good faith believe would be adverse to our interest, then we may delay a registration or filing for no more than 120 days in a 360-day period. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to market conditions, to limit the number of shares such holders may include.

Demand Registration Rights. Under the terms of the Registration Rights Agreement, the UWWH Stockholder on behalf of the holders of shares of our common stock that are party to the Registration Rights Agreement, under certain circumstances and provided certain thresholds described in the Registration Rights Agreement are met may make a written request to us for the registration of the offer and sale of all or part of the shares subject to such registration rights, or Registrable Securities, provided that the Registrable Securities to be registered under a “long-form” registration on Form S-1 have an aggregate market value, based upon the offering price to the public, equal to at least $40 million. We may be required to make up to three long-form registrations, which may also include shelf registrations. If we are eligible to file a registration statement on Form S-3 or any successor form with similar “short-form” disclosure requirements, UWWH Stockholder on behalf of holders of Registrable Securities may make a written request to us for the registration of the offer and sale of all or part of the Registrable Securities provided that the Registrable Securities to be registered under such short-form registration have an aggregate market value, based upon the offering price to the public, equal to at least $15 million. The Registration Rights Agreement also provides for “take down” offerings, provided that the Registrable Securities proposed to be offered have an aggregate market value, based on the offering price to the public, equal to at least $15 million.

Piggyback Registration Rights. If we register the offer and sale of our common stock (other than pursuant to a demand registration or in connection with registration on Form S-4 and Form S-8 or any successor or similar forms, or relating solely to the sale of debt or convertible debt instruments) either on our behalf or on the behalf of other security holders, the holders of the Registrable Securities under the Registration Rights Agreement are entitled to include their Registrable Securities in the registration. The managing underwriters of any underwritten offering may limit the number of Registrable Securities included in the underwritten offering if the underwriters believe that including these shares would have a materially adverse effect on the offering. If the number of Registrable Securities is limited by the managing underwriter, the securities to be included first in the registration will depend on whether we or certain holders of our securities initiate the Piggyback registration. If we initiate the Piggyback registration, we are required to include in the offering (i) first, the securities we propose to sell, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder and (iii) third, any other shares of common stock requested to be included. If holders of common stock other than the Registrable Securities initiated the Piggyback registration, it is required to include in the offering (i) first, the shares of common stock other than the Registrable Securities and the Registrable Securities requested to be included in such registration, pro rata among holders of such shares of common stock and the Registrable Securities on the basis of the number of Registrable Securities owned by each such holder and (ii) second, any other shares of common stock requested to be included.

Amendment and Waiver. The Registration Rights Agreement may be amended, extended, terminated or waived only by an agreement in writing signed by each of the parties. Any party to the Registration Rights Agreement may waive any right thereunder, as to itself, by an instrument in writing signed by such party. The failure of any party to the Registration Rights Agreement to enforce any provision does not operate as a waiver thereof.

Board of Directors Matters. Upon the UWWH Stockholder and its affiliates in the aggregate ceasing to hold at least 3% of the outstanding shares of SpinCo common stock and equity securities issued in respect of such SpinCo common stock, any individual nominated by the UWWH Stockholder to the SpinCo board of directors is required to promptly tender his or her resignation to the SpinCo board of directors and will not remain a director of SpinCo, unless a majority of the SpinCo board of directors affirmatively votes not to accept such director’s resignation.

Restrictions on Acquisitions of Common Stock by the UWWH Stockholder. Commencing on the Closing Date and ending on the second anniversary of the Closing Date, the UWWH Stockholder is not permitted to acquire any shares of SpinCo common stock other than shares of SpinCo common stock issued in respect to outstanding shares of SpinCo common stock by way of stock dividend or stock split or in connection with a combination or exchange of shares, recapitalization, merger, consolidation or other reorganization. If, prior to the second anniversary of the Closing Date, the UWWH Stockholder desires to transfer shares of SpinCo common stock to a permitted transferee, as a condition to the transfer, the transferee must enter into an agreement with SpinCo to be bound by the restriction on acquiring any shares of SpinCo common stock, as described above.

DIVIDEND POLICY

We do not currently expect to declare or pay dividends on our common stock for the foreseeable future. Instead, we intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Our ability to pay dividends to holders of our common stock is limited by our ability to obtain cash or other assets from our subsidiaries. Further, the agreements governing our ABL Facility, will restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. Any payment of dividends will be at the discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant.

Furthermore, we are restricted under the Contribution and Distribution Agreement from declaring or paying special dividends through the second anniversary of the Closing Date (or, in certain circumstances, January 1, 2016). See “The Contribution And Distribution Agreement and The Ancillary Agreements—Contribution and Distribution Agreement—Additional Post-Closing Covenants.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013 on a pro forma combined as adjusted basis giving effect to the Transactions, assuming they were consummated on December 31, 2013.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Historical Combined Financial Data for xpedx,” “Selected Historical Consolidated Financial Data for Unisource,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation of xpedx,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Unisource,” “Description of Material Indebtedness” and our combined and Unisource’s consolidated financial statements and related notes included elsewhere in this prospectus.

	Actual
	xpedx	Unisource	Pro Forma Adjustments	Pro Forma As adjusted
	December 31, 2013	December 31, 2013	December 31, 2013	December 31, 2013
	(Unaudited)
	(Dollars in millions)
Cash and cash equivalents (a)	$5.7	$22.2	$(1.6)	$26.3

Indebtedness:
ABL Facility (b)	$—	$289.2	$436.0	$725.2
Other indebtedness (c)	—	94.2	7.6	101.8

Total indebtedness	—	383.4	443.6	827.0
Redeemable preferred stock	—	147.7	(147.7)	—
Total equity	848.4	251.8	(289.1)	811.1

Total capitalization	$848.4	$782.9	$6.8	$1,638.1

(a)	Reflects pro forma amount of cash expected to remain on SpinCo’s balance sheet following the Transactions.
(b)	After giving pro forma effect to the Transactions, we will have entered into the ABL Facility, which will provide for an asset-based revolving credit facility that will provide for revolving loans in an aggregate principal amount of up to $1,400.0 million (subject to availability under a borrowing base). In connection with the Transactions, subsidiaries of SpinCo will incur or assume an amount of indebtedness equal to approximately $725.2 million. This indebtedness will be used to fund (i) $400.0 million for the special payment to International Paper, subject to the working capital and indebtedness adjustments, (ii) $21.0 million in deferred financing costs, (iii) $15.0 million of Unisource transaction fees associated with the Transactions and (iv) repayment of the $289.2 million outstanding under Unisource’s senior credit facility as of December 31, 2013. Long term debt, net of current maturities, included in the unaudited pro forma condensed combined balance sheet, of $761.4 million also includes $8.1 million of non-current capital lease obligations and $28.1 million of Unisource Canadian bank overdrafts which are presented as other indebtedness as described in (c) below.
(c)	Reflects certain other indebtedness of the combined company assumed to be outstanding upon consummation of the Transactions. The actual amount of such other indebtedness outstanding upon the closing of the Transactions may vary. Other indebtedness is expected to include (i) $73.7 million of current and non-current Unisource capital lease obligations, exclusive of the non-monetary capital lease obligation of $169.1 million and (ii) $28.1 million of Unisource Canadian bank overdrafts.

SELECTED HISTORICAL COMBINED FINANCIAL DATA FOR XPEDX

The following selected historical condensed combined financial data of xpedx for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, and as of December 31, 2013 and December 31, 2012, have been derived from xpedx’s audited combined financial statements included elsewhere in this prospectus. The selected historical condensed combined financial data of xpedx as of December 31, 2011 and for the year ended December 31, 2010 have been derived from xpedx’s audited combined financial statements not included in this prospectus. The selected historical condensed combined financial data of xpedx as of December 31, 2010 and as of and for the year ended December 31, 2009 have been derived from unaudited condensed combined financial information not included in this prospectus. The selected historical condensed combined financial data presented below are not necessarily indicative of the results or financial condition that may be expected for any future period or date. This information is only a summary and you should read the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of xpedx” and the financial statements of xpedx and the notes thereto included elsewhere in this prospectus.

	As of and for the Year Ended December 31,
	2013	2012	2011	2010	2009

Statement of Operations Data
Net sales	$5,652.4	$6,012.0	$6,509.2	$6,625.1	$6,437.9
Cost of products sold	4,736.8	5,036.7	5,475.3	5,585.9	5,446.6
Distribution expenses	314.2	324.0	324.5	316.7	307.3
Selling and administrative expenses	548.2	580.6	598.7	635.8	626.2
Depreciation and amortization(1)	17.1	14.0	15.6	14.7	125.8
Restructuring charges	37.9	35.1	43.6	—	2.9
Operating (loss) income	(1.8)	21.6	51.5	72.0	(70.9)
Income tax provision	0.4	9.1	21.2	33.0	7.6
Income (loss) from continuing operations	—	14.4	35.5	47.7	(73.0)
Income (loss) from discontinued operations, net of income taxes	0.2	(10.0)	(13.6)	(9.1)	(10.2)
Net income (loss)	$0.2	$4.4	$21.9	$38.6	$(83.2)

Balance Sheet Data (at period end):
Accounts receivable, net	$669.7	$680.6	$731.7	$796.8	$766.8
Inventories, net	360.9	373.4	387.2	447.5	413.6
Total assets	1,312.2	1,367.9	1,442.9	1,584.8	1,511.3
Non-current liabilities	12.5	16.9	16.4	14.1	15.4

(1)	Depreciation and amortization for the year ended December 31, 2009 includes goodwill impairment charges of $110.4 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR UNISOURCE

The following selected historical consolidated financial data of Unisource for the fiscal years ended December 31, 2013, December 29, 2012 and December 31, 2011, and as of December 31, 2013 and December 29, 2012, have been derived from the audited consolidated financial statements of Unisource included elsewhere in this prospectus. The selected historical consolidated financial data of Unisource as of December 31, 2011 and for the fiscal year ended January 1, 2011 have been derived from Unisource’s audited consolidated financial statements not included in this prospectus. The selected historical consolidated financial data of Unisource as of January 1, 2011 and as of and for the fiscal year ended January 2, 2010 have been derived from unaudited consolidated financial information of Unisource not included in this prospectus. The management of Unisource believes that the unaudited consolidated financial statements reflect all normal and recurring adjustments necessary for a fair statement of the results as of and for the annual periods presented. The selected historical consolidated financial data presented below are not necessarily indicative of the results or financial condition that may be expected for any future period or date. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Unisource” and the financial statements of Unisource and the notes thereto included elsewhere in this prospectus.

	As of and for the Fiscal Year Ended
	December 31, 2013	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010
		(Dollars in millions)
Statement of Operations Data:
Net sales	$4,089.1	$4,123.3	$4,327.8	$4,239.5	$3,996.0
Cost of products sold, excluding depreciation and amortization	3,370.4	3,405.6	3,591.9	3,494.4	3,272.5
Distribution expenses	250.3	240.0	252.4	245.4	227.3
Selling and administrative expenses	391.3	392.9	409.0	421.8	420.3
Depreciation and amortization	25.1	25.4	24.5	19.9	16.4
Restructuring (gains) expenses	(3.4)	6.6	14.6	10.4	7.4
Merger expenses	14.3	—	—	—	—
Asset impairments	0.4	4.9	1.0	—	—
Other expense, net	0.5	0.4	1.5	0.5	0.2

Operating income	40.2	47.5	32.9	47.1	51.9
Interest expense, net	27.4	28.3	66.7	72.0	59.8

Income (loss) before income taxes	12.8	19.2	(33.8)	(24.9)	(7.9)
Income tax expense (benefit)	(228.5)	15.2	(5.5)	2.3	6.5
Equity earnings of affiliates, net of taxes	(1.1)	(1.1)	(1.2)	(1.0)	(2.4)

Net income (loss)	242.4	5.1	(27.1)	(26.2)	(12.0)

Redeemable preferred stock dividends	(19.4)	(17.2)	(1.3)	—	—

Net income (loss) attributable to common shareholders	$223.0	$(12.1)	$(28.4)	$(26.2)	$(12.0)

Balance Sheet Data (at period end):
Accounts receivable, net	$467.8	$471.9	$461.7	$462.9	$452.6
Inventories	314.7	315.2	316.7	328.9	283.0
Total assets	1,215.2	1,039.2	1,067.5	1,040.9	979.6
Long-term debt (including current maturities)	383.4	382.8	385.6	577.3	497.1
Other noncurrent liabilities	100.0	110.2	96.1	90.1	75.7

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF COMBINED COMPANY AND RELATED NOTES

The following unaudited pro forma condensed combined balance sheet as of December 31, 2013 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 are based on the historical financial statements of xpedx and Unisource after giving effect to the Transactions. The unaudited pro forma condensed combined statements are based on the assumptions, adjustments and eliminations described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 combines the historical condensed combined statements of operations of xpedx and the historical consolidated statements of operations for Unisource, giving effect to the Transactions as if they had occurred at the beginning of fiscal 2013. The unaudited pro forma condensed combined balance sheet combines the historical condensed combined balance sheet of xpedx as of December 31, 2013 and the historical condensed consolidated balance sheet of Unisource as of December 31, 2013, giving effect to the Transactions as if they had occurred on December 31, 2013.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, with SpinCo considered the accounting acquirer of Unisource. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair market values of the tangible and intangible assets and liabilities related to Unisource. SpinCo has considered multiple factors in arriving at the estimated fair market values which were based on a preliminary and limited review of the assets and liabilities related to Unisource to be transferred. Following the effective date of the Transactions, SpinCo expects to complete the preliminary purchase price allocation after considering Unisource’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

xpedx’s historical combined financial statements have been “carved-out” from International Paper’s consolidated financial statements and reflect assumptions and allocations made by International Paper. The xpedx historical combined financial statements include all revenues, costs, assets and liabilities that are directly attributable to xpedx. In addition, certain expenses reflected in xpedx’s combined financial statements are an allocation of corporate expenses from International Paper. Such expenses include, but are not limited to, centralized International Paper support functions including finance, legal, information technology, human resources, communications and insurance as well as stock-based compensation. These expenses have been allocated to xpedx on the basis of direct usage when identifiable, with the remainder principally allocated on the basis of percent of capital employed, headcount or other measures. The actual costs that may have been incurred if xpedx had been a stand-alone company would depend on a number of factors, including the chosen organizational structure and strategic decisions made as to information technology and infrastructure requirements. As such, xpedx’s combined financial statements do not necessarily reflect what xpedx’s financial condition and results of operations would have been had xpedx operated as a stand-alone company during the periods or at the date presented.

The unaudited pro forma condensed combined financial statements contain only adjustments that are factually supportable and directly attributable to the transaction and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the Transactions.

The unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	xpedx’s audited historical combined financial statements and related notes as of and for the year ended December 31, 2013 which are included elsewhere in this prospectus; and

•	Unisource’s audited historical consolidated financial statements as of and for the year ended December 31, 2013 which are included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of the combined company would have been had the Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2013

	Historical		Pro Forma Adjustments (Note 2)		Pro Forma Condensed Combined
	xpedx	Unisource
	(Dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$5.7	$22.2	$(1.6)	A	$26.3
Accounts receivable, net	669.7	467.8	6.9	B,C	1,144.4
Related-party receivable	10.1	2.8	(10.1)	B	2.8
Inventories, net	360.9	314.7	42.1	D	717.7
Deferred income tax assets	55.3	10.2	(19.2)	E	46.3
Other current assets	26.3	52.9	—		79.2
Assets held for sale	9.3	—	(9.3)	A	—

Total current assets	1,137.3	870.6	8.8		2,016.7
Property and equipment, net	107.1	76.3	239.0	A,F	422.4
Other non-current assets	9.4	14.0	17.0	G,H	40.4
Goodwill	26.4	23.4	61.9	I	111.7
Other intangibles, net	9.3	20.9	26.3	J	56.5
Deferred income tax assets	22.7	210.0	(114.3)	E	118.4

Total assets	$1,312.2	$1,215.2	$238.7		$2,766.1

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	357.3	227.1	34.8	B,K	619.2
Related-party note payable	—	—	—		—
Related-party payable	2.6	6.7	(2.6)	B	6.7
Accrued payroll and benefits	54.9	33.0	(0.6)	L	87.3
Other accrued liabilities	36.5	65.5	(6.8)	B,G,L,M	95.2
Current maturities of long term debt	—	2.7	—		2.7
Capital lease obligations to related party, current portion	—	9.4	4.6	F	14.0

Total current liabilities	451.3	344.4	29.4		825.1

Long term debt, net of current maturities	—	325.4	436.0	G	761.4
Capital lease obligations to related party, less current portion	—	45.9	172.1	F	218.0
Defined benefit pension obligations, net	—	26.6	—		26.6
Other non-current liabilities	12.5	73.4	38.0	B,M,N,O	123.9

Total liabilities	463.8	815.7	675.5		1,955.0
Redeemable preferred stock	—	147.7	(147.7)	P	—

Stockholders’ equity	848.4	251.8	(289.1)	P	811.1

Total liabilities, redeemable preferred stock and stockholders’ equity	$1,312.2	$1,215.2	$238.7		$2,766.1

See accompanying notes to the unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year ended December 31, 2013

	Historical		Pro Forma Adjustments (Note 2)		Pro Forma Condensed Combined
	xpedx	Unisource
	(Dollars in millions)
Net sales	$5,652.4	$4,089.1	$—			$9,741.5
Cost of products sold	4,736.8	3,370.4	1.6	Q		8,108.8
Distribution expenses	314.2	250.3	—			564.5
Selling and administrative expenses	548.2	391.3	(4.7)	R,S		934.8
Depreciation and amortization	17.1	25.1	12.1	S,T,U		54.3
Restructuring charges	37.9	(3.4)	—			34.5
Merger expenses	—	14.3	(14.3)	V		—
Asset impairment	—	0.4	—			0.4

Operating (loss) income	(1.8)	40.7	5.3			44.2

Other (income) expense, net	(2.2)	0.5	—			(1.7)
Interest expense, net	—	27.4	0.6	T,W		28.0

Income from continuing operations before income taxes	0.4	12.8	4.7			17.9
Income tax provision (benefit)	0.4	(228.5)	7.4	X		(220.7)
Equity earnings of affiliates, net of taxes	—	(1.1)	—			(1.1)

Income from continuing operations	$(0.0)	$242.4	$(2.7)			$239.7

Pro forma earnings per share from continuing operations:
Basic					$	(a	)
Diluted					$	(b	)

Pro forma weighted-average shares outstanding:
Basic						(a	)
Diluted						(b	)

(a)	Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding for the year ended December 31, 2013 reflect the number of shares of SpinCo common stock that will be outstanding upon completion of the Transactions.
(b)	Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon completion of the Transactions and reflect the potential issuance of shares of common stock under SpinCo equity plans in which our employees will participate, based on the distribution ratio. While the actual dilutive impact in the future may differ from these estimates, we believe this estimate reflects a reasonable approximation of the dilutive impact of SpinCo equity plans.

See accompanying notes to the unaudited pro forma condensed combined financial statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial statements present the pro forma condensed combined financial position and results of operations of the combined company based upon the historical financial statements of each of xpedx and Unisource, after giving effect to the Transactions, including the pro forma adjustments described in these notes, and are intended to reflect the impact of the Transactions on xpedx’s combined financial statements. The accompanying unaudited pro forma condensed combined financial statements have been prepared using and should be read in conjunction with the respective audited combined or consolidated (as the case may be) financial statements of each of xpedx and Unisource as of and for the fiscal year ended December 31, 2013. The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies expected to result from the Transactions. In addition, throughout the periods presented in the unaudited pro forma condensed combined financial statements, the operations of xpedx were conducted and accounted for as part of International Paper. xpedx’s audited condensed combined financial statements have been derived from International Paper’s historical accounting records and reflect significant allocations of direct costs and expenses. All of the allocations and estimates in such financial statements are based on assumptions that the management of xpedx believes are reasonable. xpedx’s financial statements do not necessarily represent the financial position of xpedx had it been operated as a separate independent entity.

The unaudited pro forma condensed combined statement of operations combines the historical condensed combined statements of operations of xpedx and the historical consolidated statements of operations of Unisource for the year ended December 31, 2013, to reflect the Transactions as if they had occurred at the beginning of fiscal 2013. The unaudited pro forma condensed combined balance sheet combines the historical condensed combined balance sheet of xpedx and the historical condensed consolidated balance sheet of Unisource as of December 31, 2013, giving effect to the Transactions including the adjustments described in these notes, as if they had been consummated on December 31, 2013.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting with SpinCo considered the accounting acquirer of Unisource.

For purposes of the unaudited pro forma condensed combined financial statements, a global blended statutory tax rate of 39.0% has been used. This does not reflect the combined company’s expected effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

Note 2. Pro Forma Adjustments

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the allocation of the preliminary estimated purchase price to identifiable assets to be acquired and liabilities to be assumed related to Unisource, with the excess recorded as goodwill. The preliminary purchase price allocation in these unaudited pro forma condensed combined financial statements is based upon an estimated purchase price of approximately $437.1 million. This amount was derived in accordance with the Merger Agreement, based on the business enterprise value of Unisource on December 31, 2013, less debt and debt-like items, as described further below and in Note 2 (P). The final purchase price will be based on the actual net tangible assets and intangible assets and liabilities that exist as of the date of completion of the Transactions. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. Upon completion of the Transactions, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the combined balance sheet and/or statement of operations. This could result in an increase or decrease to goodwill and materially impact the unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

The preliminary estimated purchase price is allocated as follows:

(Dollars in millions)
Cash	$22.2
Accounts receivable, net	467.8
Related-party receivable	2.8
Inventories	356.8
Other current assets	52.9
Property and equipment, net	330.7
Goodwill	85.3
Other intangibles	47.2
Current and long term deferred income tax assets	94.6
Other non-current assets	10.0
Accounts payable	(227.1)
Related party payable	(6.7)
Accrued payroll and benefits	(33.0)
Other accrued liabilities	(65.5)
Current and long term equipment capital lease obligations	(10.8)
Current and long term capital lease obligations to related party	(232.0)
Canadian bank overdrafts	(28.1)
Senior credit facility	(289.2)
Defined benefit pension obligations	(26.6)
Other non-current liabilities	(114.2)

Total preliminary estimated purchase price allocation	$437.1

The unaudited pro forma condensed combined balance sheet reflects the following adjustments:

(A)	A decrease of $26.3 million to exclude xpedx cash and cash equivalents and the net book value of properties that will not transfer to the combined company. The adjustment impacted the following financial statement line items:

(Dollars in millions)
Cash and cash equivalents	$(1.6)
Assets held for sale	(9.3)
Property and equipment, net	(15.4)

Total	$(26.3)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(B)	A $7.2 million and $1.9 million decrease in total assets and total liabilities, respectively, as a result of the reorganization of non-U.S. xpedx legal entities necessary to facilitate the Transactions. As a result of the reorganization, these net assets and liabilities will not transfer to the combined company. The following table presents the composition of the net reduction to total assets and total liabilities:

Pro forma Adjustment
(Dollars in millions)
Accounts receivable, net	$2.9
Related-party receivable	(10.1)

Total assets	$(7.2)

Accounts payable	$1.2
Related party payable	(2.6)
Other accrued liabilities	0.4

Total current liabilities	(1.0)
Other non-current liabilities	(0.9)

Total liabilities	$(1.9)

(C)	A $4.0 million increase in accounts receivable related to sales from xpedx to other businesses of International Paper that will be transferred to the combined company. This balance was historically accounted for through parent company investment and not settled in cash, but will be settled in cash following the Transactions.

(D)	A $42.1 million increase in inventory to reflect the estimated fair value of Unisource’s inventory. Of this amount, $1.6 million relates to inventory that is not recorded using the last-in, first-out basis and will be amortized over one average inventory turn (approximately two months).

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(E)	Reflects a reduction to deferred income tax assets representing the net deferred income tax liability based on the global blended statutory tax rate of 39.0% multiplied by either (i) the fair value adjustments made to the assets to be acquired and liabilities to be assumed, excluding goodwill, or (ii) the applicable pro forma adjustments to related assets and liabilities that will not be assumed by the combined company included herein (Notes 2(L) and (M)). Additionally, the reduction to deferred income tax assets includes the portion of (i) Unisource pre-Transactions net operating losses that will expire unutilized as a result of certain anticipated limitations associated with a change in ownership and (ii) xpedx pre-Transactions net operating losses that are not expected to be utilized under the legal entity tax structure of the combined company. The adjustment was calculated as follows:

(Dollars in millions)
Current portion of deferred income tax assets:
Inventory fair value adjustment	$42.1
Severance and accrued compensation liabilities that will not be assumed	4.0
Restructuring liabilities that will not be assumed	3.2

Total	49.3
Statutory tax rate	39.0%

Reduction to current deferred income tax asset	$(19.2)

Non-current portion of deferred income tax asset:
Property and equipment fair value adjustment	$254.4
Capital lease obligations fair value adjustment	(176.7)
Intangible assets fair value adjustment	26.3
Investment in joint venture fair value adjustment	6.7
Restructuring liabilities that will not be assumed	1.9

Total	112.6
Statutory tax rate	39.0%

Reduction to non-current deferred income tax asset before tax attributes	(43.9)
Unisource federal net operating losses expected to expire unutilized, net of tax	(66.0)
xpedx federal net operating losses expected to expire unutilized, net of tax	(4.4)

Reduction to non-current deferred income tax asset	$(114.3)

(F)	A $254.4 million increase in property and equipment to reflect the estimated fair value of Unisource’s property and equipment. For purposes of determining the impact on the unaudited pro forma condensed combined statements of operations, the fair value of property and equipment is being depreciated over the estimated useful lives summarized in the table below:

Estimated Useful Life (years)
Building and site improvements	5 to 33
Leasehold improvements	9
Machinery and equipment	3 to 7
Internal-use software	5

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

The above increase in property and equipment includes an increase of $210.2 million associated with land and buildings that were sold and subsequently leased back by Unisource in 2002. These properties continue to be reported as part of Unisource’s property and equipment and have been adjusted to fair value in purchase accounting due to Unisource’s continued involvement with the properties.

There is a corresponding increase in capital lease obligations to related party of $176.7 million to reflect the estimated fair value of such obligations. Total current and long term capital lease obligations to related party of $232.0 million is comprised of the fair value of the remaining lease payments of $62.9 million and the fair value of a non-monetary obligation of $169.1 million due at the end of the lease term (June 2018). The following table summarizes the financial statement impact:

	Reported	Pro forma Adjustment	Pro Forma Condensed Combined
	(Dollars in millions)
Capital lease obligations to related party, current portion	$9.4	$4.6	$14.0
Capital lease obligations to related party, less current portion	45.9	172.1	218.0

Total capital lease obligations to related party	$55.3	$176.7	$232.0

(G)	In connection with the Transactions, the combined company will enter into a new five year asset-based revolving credit facility that provides for borrowings of up to $1,400.0 million. Long-term debt under the new revolving credit facility is expected to approximate $725.2 million, which includes the refinancing of Unisource’s existing senior credit facility of $289.2 million. Pro forma adjustments related to the new revolving credit facility are comprised of the following:

a.	A $436.0 million increase in long term debt for (i) $400.0 million special payment to International Paper, subject to the working capital and net indebtedness adjustments; (ii) $21.0 million in deferred financing costs and (ii) $15.0 million of Unisource transaction fees associated with the Transactions.

b.	A $10.3 million increase in other non-current assets consisting of deferred financing costs of $21.0 million, partially offset by the removal of Unisource’s existing deferred financing costs of $10.7 million.

c.	A $0.6 million decrease to other accrued liabilities for the removal of accrued interest relating to Unisource existing debt.

(H)	A $6.7 million increase in other non-current assets to reflect the estimated fair value of Unisource’s investment in joint ventures acquired.

(I)	A $61.9 million increase to goodwill consisting of the elimination of $23.4 million of existing Unisource goodwill and recording preliminary estimated goodwill of $85.3 million attributable to the Transactions. The goodwill resulting from the Transactions is not expected to be deductible for tax purposes.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(J)	A $26.3 million increase to other intangibles consisting of the elimination of $20.9 million of existing Unisource intangible assets and recording of $47.2 million for the estimated fair value of identifiable intangible assets attributable to the Transactions. The estimated other intangibles attributable to the Transactions are comprised of the following:

	Amount	Annual Amortization Expense	Quarterly Amortization Expense	Remaining Useful Life (years)
	(Dollars in millions)
Customer relationships	$38.3	$2.7	$0.7	14
Trademarks / trade names	9.0	4.5	1.1	2
Non-competition agreements	3.1	3.1	0.8	1
Above market leasehold interests	(3.2)	(0.3)	(0.1)	9

	$47.2	$10.0	$2.5

(K)	A $33.6 million increase in accounts payable related to purchases by xpedx from other businesses of International Paper that will be assumed by the combined company. Historically, this balance was accounted for through parent company investment and not settled in cash, but will be settled in cash following the Transactions.

(L)	A $3.4 million decrease in other accrued liabilities and a $0.6 million decrease in accrued payroll and benefits related to certain xpedx severance and accrued compensation liabilities that will not be assumed by the combined company.

(M)	A $3.2 million decrease in other accrued liabilities and a $1.9 million decrease in other non-current liabilities to exclude certain xpedx restructuring liabilities that will not be assumed by the combined company.

(N)	A $77.1 million increase in other non-current liabilities related to the estimated fair value of the obligation resulting from utilization of Unisource pre-Transactions net operating losses, as described in the Tax Receivable Agreement. The actual amount that the combined company may be obligated to pay under this arrangement could vary depending upon the utilization of Unisource’s pre-Transactions net operating losses, which may not be resolved for several years.

(O)	A $36.3 million decrease in other non-current liabilities to exclude Unisource dividends payable to Georgia Pacific that will not be assumed by the combined company.

(P)	Stockholders’ equity and Redeemable preferred stock have been adjusted for the following:

a.	Elimination of Unisource’s Redeemable preferred stock of $147.7 million.

b.	Adjustment to reflect Transactions consideration for Unisource, calculated as follows:

(Dollars in millions)
Business Enterprise Value(i)	$752.9
Less: Debt and debt-like items(ii)	(315.8)

Preliminary purchase price	$437.1

i.	Business Enterprise Value was estimated as of December 31, 2013. This value is inclusive of Unisource cash of $22.2 million.

ii.	Debt and debt-like items include long-term debt of $289.2 million, as described in Note 2(G), and defined benefit pension obligations of $26.6 million.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

c.	Elimination of Unisource’s (i) common stock of $0.3 million and treasury stock of $(1.0) million, (ii) additional paid in capital of $311.2 million, (iii) accumulated deficit of $(63.4) million and (iv) accumulated other comprehensive loss, net of tax of $4.7 million.

d.	A $414.4 million decrease to equity for debt related items described in Note 2(G) comprised of (i) a $400.0 million special payment to International Paper, subject to the working capital and net indebtedness adjustments and (ii) $15.0 million of Unisource transaction fees associated with the Transactions. These decreases to equity are partially offset by an increase of $0.6 million for the removal of accrued interest related to Unisource existing debt.

e.	Removal of assets and liabilities described in Notes 2(A), (B), (L) and (M).

f.	Assumption of assets and liabilities described in Notes 2(C) and (K).

g.	Assumption of deferred tax liabilities unrelated to fair value adjustments described in Note 2(E).

The unaudited pro forma condensed combined statements of operations reflect the following adjustments:

(Q)	A $1.6 million increase to cost of products sold for the year ended December 31, 2013 related to the step-up in fair value of UWWH’s inventory that is not recorded using the last-in, first-out basis and will be amortized over one average inventory turn (approximately two months).

(R)	A $4.4 million decrease in selling and administrative expenses for the year ended December 31, 2013 to remove advisory fees paid to Bain Capital by UWWH in conjunction with the Transactions as these fees will be terminated.

(S)	A $0.5 million decrease in costs for the year ended December 31, 2013 related to facilities historically shared by International Paper and xpedx, as lease agreements have been entered into between International Paper and the combined company for these shared properties in connection with the Transactions. The adjustment impacted the following financial statement line items:

Year ended December 31, 2013
(Dollars in millions)
Selling and administrative expense	$(0.3)
Depreciation and amortization	(0.2)

Total	$(0.5)

(T)	A $5.5 million increase in depreciation expense for the year ended December 31, 2013 as a result of the increase in the value of the Unisource property and equipment, as described in Note 2(F). In addition, interest expense reflects a decrease of $1.7 million for the year ended December 31, 2013. The decrease is attributable to accretion of the fair value step-up of Unisource capital lease obligations to related party, as described in Note 2(F).

(U)	A $6.8 million increase in amortization expense for the year ended December 31, 2013 resulting from adjustments to Unisource intangible assets, as described in Note 2(J).

(V)	A $14.3 million decrease in merger expenses for the year ended December 31, 2013 related to the removal of direct, incremental costs directly related to the Transactions reflected in the historical financial statements of Unisource as the combined company will not continue to incur this expense subsequent to the closing of the Transactions. These costs primarily consist of professional and legal fees and are not deductible for tax purposes.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(W)	A $2.3 million increase in interest expense for the year ended December 31, 2013 resulting from the terms of, and expected borrowings under, the new asset-based revolving credit facility, as described in Note 2(G). Under the terms of the debt commitment letter, interest expense will be either base rate plus up to 1.75% or LIBOR plus up to 2.75%, in each case, depending on the level of borrowings under the facility. Pro forma adjusted interest expense is calculated based on average one month LIBOR for the year ended December 31, 2013 of 0.19% plus an additional rate of 2.75% for the first $60 million of expected borrowings and 1.50% for the expected borrowings in excess of $60 million, consistent with the terms of the commitment letter. The applicable additional rate, under the terms of the debt commitment letter may vary depending on the level of borrowings under the facility. As of December 31, 2013 and after giving effect to the Transactions, assuming $725.2 million was drawn under the asset-based revolving credit facility, each 0.125 percentage point change in interest rates would result in approximately a $0.9 million change in our annual interest expense

(X)	For purposes of these unaudited pro forma condensed combined financial statements, a global blended statutory tax rate of 39.0% has been used.

Note 3. Items Not Included

The following expected material nonrecurring charges related to the Transactions and all related transactions are not included or provided for in the unaudited pro forma condensed combined statements of operations:

•	$15.0 million of Unisource transaction fees associated with the Transactions that are expected to be paid with debt proceeds subsequent to December 31, 2013.

•	Certain costs associated with the Transition Services Agreement, intercompany arrangements and supply agreements pursuant to the Contribution and Distribution Agreement, and professional fees, consultants, information technology implementation, relocation and severance which may be incurred in connection with the integration of xpedx and Unisource. These items may have an impact on the statement of operations, but as they are currently being negotiated such amounts are not currently estimable or factually supportable.

The unaudited pro forma condensed combined financial statements do not reflect the settlement of xpedx net working capital and net indebtedness adjustments, Unisource net working capital and net indebtedness adjustments, Unisource transaction fees associated with the Transactions in excess of $15.0 million and shared expenses associated with the Transactions as such costs are not currently estimable or factually supportable.

The unaudited pro forma condensed combined financial statements do not reflect certain obligations under employment, retention and other similar agreements of approximately $30 million that may be payable by SpinCo to certain Unisource employees as a result of the Transactions.

The unaudited pro forma condensed combined financial statements do not reflect the increased costs of being a separate public company.

The unaudited pro forma condensed combined financial statements also do not reflect benefits that may result from the realization of cost synergies expected to be realized as a result of the Transactions.

The unaudited pro forma condensed combined financial statements do not reflect the potential impact of post-Transactions compensation and benefit structure changes of the combined company as these costs have not yet been finalized.

The unaudited pro forma condensed combined financial statements do not reflect the impact of a potential earnout payment of up to $100 million that the combined company may be required to pay International Paper if the combined company’s aggregate EBITDA exceeds an agreed-upon target.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF XPEDX

You should read the following discussion of xpedx’s results of operations and financial condition together with xpedx’s selected historical combined financial data, audited historical combined financial statements and the notes thereto included in this prospectus as well as the discussion in the section of this prospectus entitled “Business of xpedx.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Note Regarding Forward-Looking Statements and Information.” The financial information discussed below and included in this prospectus may not necessarily reflect what our financial condition, results of operations or cash flow would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future. Except as otherwise indicated or unless the context otherwise requires, the information included in this discussion and analysis assumes the completion of the Transactions.

Overview

xpedx’s Business

xpedx is a business-to-business distributor of paper, packaging, and facility supplies products in North America operating 86 distribution centers in the U.S. and Mexico as of December 31, 2013. xpedx distributes products and services to a number of customer markets including printers, publishers, data centers, manufacturers, higher education institutions, healthcare facilities, sporting and performance arenas, retail, government agencies, property managers and building service contractors, with no single customer accounting for more than 5% of our net sales in 2013. For the year ended December 31, 2013, we had net sales of $5,652.4 million, 97.5% of which was derived from our U.S. customers.

The xpedx business is organized into three reportable business segments—Print, Packaging and Facility Solutions. The following summary describes the products and services offered in each of the segments:

•	Print: The Print segment includes the sale and distribution of printing and communication papers, publishing papers, digital papers, specialty papers, graphics consumables, wide format papers, graphics equipment and related equipment installation and service. Within this segment, xpedx also operates the Bulkley Dunton Publishing Group (“Bulkley Dunton”), which focuses on the sale of coated and uncoated commercial printing and specialty papers to printers, converters, publishers, retailers and specialty businesses for use in magazines, catalogs, books, directories, gaming, couponing and retail inserts and direct mail. Products sold by Bulkley Dunton are predominately shipped directly from the manufacturer to the customer.

•	Packaging: The Packaging segment includes the design, sourcing, sale and distribution of customized packaging and packaging equipment and the sale and distribution of custom and standard corrugated boxes, shrink and stretch films, tape, strapping, cushioning, labels, bags, mailers, molded fiber, bio-polymer and plastics and packaging equipment and related equipment installation and service. This segment also includes fulfillment and contract packaging services.

•	Facility Solutions: The Facility Solutions segment includes the sale and distribution of products necessary to maintain large public facilities, including hand towel and bathroom tissue, cleaning chemicals, disinfectants, skin care products, safety and hazard products, trash bags and receptacles, sanitary maintenance supplies, facilities maintenance equipment and related equipment installation and service. These products are sold to customers for use in their own facilities and for re-distribution.

Industry Considerations

The paper, packaging and facility supplies distribution industry is highly competitive, with numerous regional and local competitors, and is a mature industry characterized by slowing or, in the case of paper, declining net sales growth. xpedx’s principal competitors include regional, local and national distributors, national and regional manufacturers, independent brokers and both catalog based and online business-to-business suppliers. Most of these competitors generally offer a wide range of products at prices comparable to those xpedx offers, though at varying service levels. Additionally, new competition could arise from non-traditional sources, group purchasing organizations, e-commerce, discount wholesalers, or consolidation among competitors. xpedx believes it offers the full range of services required to effectively compete, but if new competitive sources appear it may result in margin erosion or make it more difficult to attract and retain customers.

The following summary briefly describes the key competitive landscape for each of our business segments:

•	Print: Industry sources estimate that there are hundreds of regional and local companies engaged in the marketing and distribution of paper and graphics products. While we believe there are few national distributors of paper and graphics products similar to xpedx, several regional and local distributors have cooperated together to serve customers nationally. xpedx’s customers also have the opportunity to purchase product directly from paper and graphics manufacturers, including International Paper. In addition, competitors also include regional and local specialty distributors, office supply and big box stores, independent brokers and large commercial printers that broker the sale of paper in connection with the sale of their printing services.

•	Packaging: The packaging market is fragmented consisting of competition from national and regional packaging distributors, national and regional manufacturers of packaging materials, independent brokers, and both catalog based and online business-to-business suppliers. We believe there are few national packaging distributors with substrate neutral design capabilities similar to xpedx’s capability.

•	Facility Solutions: There are few national but numerous regional and local distributors of facility supplies. Several groups of distributors have created strategic alliances among multiple distributors to provide broader geographic coverage for larger customers. Other key competitors include the business-to-business divisions of big box stores, purchasing group affiliates, and both catalog based and online business-to-business suppliers.

Separation of xpedx from International Paper

We have entered into the Contribution and Distribution Agreement and several other agreements with International Paper related to the spin-off. These agreements will govern the relationship between us and International Paper after completion of the spin-off and provide for the allocation between us and International Paper of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also include arrangements for transition services to be provided by International Paper to SpinCo and vice versa. See “The Contribution and Distribution Agreement and the Ancillary Agreements.” To complete the spin-off, International Paper will distribute to its shareholders all of the shares of SpinCo common stock outstanding immediately prior to the Merger.

Under the terms of the Merger Agreement, immediately following the Distribution, UWWH will merge with and into SpinCo, with SpinCo continuing as the surviving corporation, and xpedx Intermediate will merge with and into UWW, with UWW surviving the merger as a wholly-owned subsidiary of SpinCo. As a result of the Merger, the UWWH Stockholder will receive a number of shares of SpinCo common stock for each share of UWWH common stock that it holds at the time of the Merger in a private placement transaction, such that International Paper’s shareholders will hold approximately 51%, and the UWWH Stockholder will hold 49%, of the common stock of SpinCo on a fully-diluted basis immediately following the Merger.

SpinCo will be the accounting acquiror in the Merger. Accordingly, SpinCo will apply acquisition accounting to the assets acquired and liabilities assumed of Unisource upon consummation of the Merger. See “The Transactions—Accounting Treatment and Considerations.”

Key Performance Measures

Operating income and free cash flow are the primary financial performance measures xpedx uses to manage its businesses and monitor results of operations. Operating income is used by xpedx to manage performance as it is a comprehensive measure reflecting both growth and efficiency. Free cash flow (cash provided by operations less cash invested in capital projects) is used by xpedx as it is a measure that reflects the effectiveness of managing working capital together with operating earnings and the business’ ability to fund capital requirements. xpedx supplements these primary financial performance measures with Adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization, cash and non-cash restructuring and certain other unusual costs, if any) because xpedx believes investors commonly use Adjusted EBITDA as a key financial metric for valuing companies such as xpedx. Free cash flow and Adjusted EBITDA are considered by the Securities and Exchange Commission (“SEC”) as non-GAAP financial measures, and are not alternatives to net income, operating income or any other measure prescribed by U.S. generally accepted accounting principles (“GAAP”).

Net Sales Trends: During the last five years total net sales have declined $785.5 million, or 12.2%, from $6,437.9 during the year ended December 31, 2009 to $5,652.4 during the year ended December 31, 2013. This net sales decline was primarily due to weak economic conditions beginning in 2008 in conjunction with a slow overall economic recovery, sales losses associated with the restructuring of certain of our businesses and, to a lesser extent, the disruption caused by the organizational and other operational changes implemented beginning in 2011 to right-size our organization. Falling demand in the print market was also a cause of lower net sales to customers within the print market, which management defines as companies involved in printing, publishing, packaging with converted paper products and advertising agencies. Net sales to print segment customers were approximately 57.0% of our net sales in 2013.

Operating Income Trends: Total operating income for the year ended December 31, 2013 decreased by $23.4 million, or 108.3%, compared to the year ended December 31, 2012. Our total operating margin was 0.0% for the year ended December 31, 2013 and 0.4% for the year ended December 31, 2012. For the year ended December 31, 2012, our total operating income was $21.6 million, a decrease of 58.1% from $51.5 million for the year ended December 31, 2011. Our total operating margin was 0.4% for the year ended December 31, 2012 compared to 0.8% for the year ended December 31, 2011. The decrease in operating income throughout these periods was primarily due to a decline in revenue as a result of the deterioration of the print market, partially offset by reductions in selling and administrative expenses. xpedx measures the print market by using monthly flash reports provided by the Pulp and Paper Products Council that depict North American Printing and Writing Paper Statistics. Based on these reports, volume within the print market increased by 3.5% from 2009-2010, decreased by 5.5% from 2010-2011, decreased by 6.4% from 2011-2012 and decreased by 1.6% from 2012-2013.

Free Cash Flow Trends: xpedx generated free cash flow of approximately $44.3 million, $45.8 million and $85.3 million in 2013, 2012 and 2011, respectively. The decrease from 2012 to 2013 was primarily attributable to a $5.0 million decrease in cash provided by operations, partially offset by a decrease in cash invested in capital projects of $3.5 million. The decrease from 2011 to 2012 was primarily due to $43.6 million of less cash generated by operations, partially offset by a reduction in investments in capital projects of $4.1 million.

The following table presents a reconciliation of free cash flow from cash provided by operations determined in accordance with GAAP:

	Year Ended December 31,
	2013	2012	2011
	(Dollars in millions)
Cash provided by operations	$54.1	$59.1	$102.7
Less: Cash invested in capital projects	(9.8)	(13.3)	(17.4)

Free cash flow	$44.3	$45.8	$85.3

Free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as substitutes for analysis of our results as reported under GAAP. Other companies in xpedx’s industry may calculate free cash flow differently than xpedx does, limiting its usefulness as a comparative measure. Because of these limitations, free cash flow should not be considered as a measure of discretionary cash available to xpedx to invest in the growth of its business.

Adjusted EBITDA: During 2013, 2012 and 2011, Adjusted EBITDA margin was approximately 1.0%, 1.2% and 1.8%, respectively. The decrease from 2012 to 2013 was primarily attributable to an increase in distribution expense as a percentage of sales from 5.4% to 5.6%. The decrease in Adjusted EBITDA margin from 2011 to 2012 was primarily due to (i) an increase in selling and administrative expenses as a percentage of sales from 9.2% to 9.7% and (ii) an increase in distribution expense as a percentage of sales from 5.0% to 5.4%. See “Summary Historical Combined Financial Data of xpedx” for a reconciliation of Adjusted EBITDA from net income determined in accordance with GAAP.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as substitutes for analysis of xpedx’s results as reported under GAAP. For example, Adjusted EBITDA:

•	does not reflect xpedx’s income tax expenses or the cash requirements to pay its taxes; and

•	although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and the foregoing metrics do not reflect any cash requirements for such replacements.

Other companies in xpedx’s industry may calculate Adjusted EBITDA differently than xpedx does, limiting its usefulness as a comparative measure. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to xpedx to invest in the growth of its business. xpedx compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA for supplemental purposes. Additionally, Adjusted EBITDA is not an alternative measure of financial performance under GAAP and therefore should be considered in conjunction with net income and other performance measures such as operating income or net cash provided by operating activities and not as an alternative to such GAAP measures.

Results of Operations, Including Business Segments

Overview

The combined financial statements of xpedx reflect the historical financial position, results of operations, changes in parent company equity and cash flows of xpedx for the periods presented, as xpedx was historically managed within International Paper. These statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of International Paper. xpedx’s combined financial statements may not be indicative of our future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated as an independent company during the periods presented.

The combined financial statements include expense allocations for certain functions provided by International Paper, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance, and stock-based compensation. These expenses have been allocated to xpedx on the basis of direct usage when identifiable, with the remainder principally allocated on the basis of percent of capital employed, headcount or other measures. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided or the benefit received by xpedx during the periods presented. The allocations may not, however, reflect the expenses xpedx would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if xpedx had been a stand-alone company would depend on a number of factors, including, the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. We are unable to determine what such costs would have been had xpedx been independent.

Comparison of Results of Operations for the Years Ended December 31, 2013 and 2012

The following discussion compares the combined operating results of xpedx for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013	2012	Increase (Decrease)
	(Dollars in millions)		$	%
Net sales	$5,652.4	$6,012.0	(359.6)	(6.0)
Cost of products sold (exclusive of depreciation and amortization shown separately below)	4,736.8	5,036.7	(299.9)	(6.0)
Distribution expenses	314.2	324.0	(9.8)	(3.0)
Selling and administrative expenses	548.2	580.6	(32.4)	(5.6)
Depreciation and amortization	17.1	14.0	3.1	22.1
Restructuring charges	37.9	35.1	2.8	8.0

Operating (loss) income	(1.8)	21.6	(23.4)	(108.3)
Other income, net	(2.2)	(1.9)	0.3	15.8
Income tax provision	0.4	9.1	(8.7)	(95.6)
Income (loss) from discontinued operations, net of income taxes	0.2	(10.0)	(10.2)	(102.0)

Net income	$0.2	$4.4	(4.2)	(95.5)

Net Sales: For the year ended December 31, 2013, net sales of $5,652.4 million decreased $359.6 million, or 6.0%, compared to the year ended December 31, 2012. Net sales declined primarily due to decreases of $266.8 million and $97.8 million in our Print and Facility Solutions segments, respectively, which are further discussed in the section “Industry Segment Results.”

Cost of Products Sold (Exclusive of Depreciation and Amortization): For the year ended December 31, 2013, cost of products sold of $4,736.8 million decreased $299.9 million, or 6.0%, compared to the year ended December 31, 2012, which is consistent with the decline in net sales during this period.

Distribution Expenses: For the year ended December 31, 2013, total distribution expenses of $314.2 million decreased by $9.8 million, or 3.0%, compared to the year ended December 31, 2012, primarily due to (i) decreased salaries, wages and employee benefits of $4.1 million as a result of a management initiative to restructure the organization enabling the reduction in headcount, (ii) decreased temporary labor of $3.9 million attributable to the decrease in sales, (iii) decreased freight and fuel costs of $1.2 million primarily attributable to the decrease in sales and (iv) decreased repairs and maintenance costs of $0.6 million. As a percentage of net sales, distribution expense increased from 5.4% to 5.6% due to volume declining more rapidly than costs.

Selling and Administrative Expenses: For the year ended December 31, 2013, selling and administrative expenses of $548.2 million decreased by $32.4 million, or 5.6%, compared to the year ended December 31, 2012 primarily due to (i) a decrease in incentive compensation of $15.4 million attributable to the decrease in sales, (ii) a decrease in salaries, wages and benefits of $9.8 million as a result of a management initiative to restructure the organization enabling the reduction in headcount, (iii) lower commissions of $7.4 million associated with decreased volume, (iv) a decrease in travel and entertainment expenses of $2.8 million attributable to the decrease in sales and (v) a decrease in other administrative expenses of $5.5 million as a result of the decrease in sales. These decreases are partially offset by an $8.6 million increase related to the creation of centralized procurement and operations organizations. Selling and administrative expenses as a percentage of net sales remained consistent and approximated 9.7% for the years ended December 31, 2013 and 2012.

Restructuring Charges: During 2010, xpedx completed a strategic assessment of its operating model, resulting in the decision to undertake a multi-year restructuring plan. The restructuring plan involved the establishment of a lower cost operating model in conjunction with the repositioning of the Print segment in consideration of changing market conditions. The restructuring plan included initiatives to (i) optimize the warehouse network, (ii) improve the efficiency of the sales team and (iii) reorganize the procurement function. Restructuring charges for the year ended December 31, 2013 are primarily comprised of severance of $16.9 million, closure costs to bring the facilities to saleable condition of $15.2 million, personnel costs of $10.9 million, professional services of $1.0 million, partially offset by a gain on sale of fixed assets of $6.4 million.

For the year ended December 31, 2013, restructuring charges of $37.9 million increased by $2.8 million, or 8.0%, compared to the year ended December 31, 2012 primarily due to increases in (i) severance costs of $5.0 million and (ii) facility closure costs of $2.2 million. These increases to restructuring charges are partially offset by an increase of $3.7 million from gains on the sale of fixed assets disposed as part of the restructuring activities and decreased accelerated amortization and depreciation of $0.9 million.

Income Taxes: The effective tax rate for the year ended December 31, 2013 increased to 100.0% from 38.7% for the year ended December 31, 2012 primarily due to an increased meals and entertainment disallowance.

Discontinued Operations: During 2011, xpedx ceased both its Canadian operations, which provided distribution of printing supplies to Canadian based customers, and its printing press distribution business which operated in the U.S. For the year ended December 31, 2013, income from discontinued operations approximated $0.2 million.

Comparison of Results of Operations for the Years Ended December 31, 2012 and 2011

The following discussion compares the combined operating results of xpedx for the years ended December 31, 2012 and 2011.

	Year Ended December 31,
	2012	2011	Increase (Decrease)
	(Dollars in millions)		$	%
Net sales	$6,012.0	$6,509.2	$(497.2)	(7.6)
Cost of products sold (exclusive of depreciation and amortization shown separately below)	5,036.7	5,475.3	(438.6)	(8.0)
Distribution expenses	324.0	324.5	(0.5)	(0.2)
Selling and administrative expenses	580.6	598.7	(18.1)	(3.0)
Depreciation and amortization	14.0	15.6	(1.6)	(10.3)
Restructuring charges	35.1	43.6	(8.5)	(19.5)

Operating income	21.6	51.5	(29.9)	(58.1)
Other income, net	(1.9)	(5.2)	(3.3)	(63.5)
Income tax provision	9.1	21.2	(12.1)	(57.1)
Loss from discontinued operations, net of income taxes	(10.0)	(13.6)	(3.6)	(26.5)

Net income	$4.4	$21.9	$(17.5)	(79.9)

Net Sales: For the year ended December 31, 2012, net sales of $6,012.0 million decreased by $497.2 million, or 7.6%, compared to the year ended December 31, 2011 principally due to a $425.7 million decline in Print, which is further discussed in the section “Industry Segment Results.”

Cost of Products Sold (Exclusive of Depreciation and Amortization): For the year ended December 31, 2012, cost of products sold of $5,036.7 million decreased by $438.6 million, or 8.0% compared to the year ended December 31, 2011 as a result of lower overall volume. The lower volume was the result of overall lower demand for print products.

Distribution Expenses: For the year ended December 31, 2012, total distribution expenses of $324.0 million decreased by $0.5 million, or 0.2%, compared to the year ended December 31, 2011 primarily due to (i) decreased facilities costs of $6.3 million attributable to the decrease in sales and (ii) decreased salaries and wages of $2.8 million primarily attributable to the decrease in sales. These decreases are partially offset by (i) increased freight and fuel costs of $6.3 million driven by an increase in miles driven as a result of the consolidation of our distribution network that occurred during 2011 and (ii) increased temporary labor of $2.4 million attributable to a labor strike. As a percentage of net sales, distribution expense increased from 5.0% to 5.4% primarily due to (i) increased freight and fuel costs of 0.2%, (ii) increased salaries and wages of 0.1% and (iii) increased temporary labor of 0.1%.

Selling and Administrative Expenses: For the year ended December 31, 2012, selling and administrative expense of $580.6 million decreased by $18.1 million, or 3.0%, compared to the year ended December 31, 2011 primarily due to (i) a decrease in salaries, wages and employee benefits of $33.4 million as a result of a management initiative to restructure the organization enabling the reduction in headcount, (ii) a decrease in commissions of $6.2 million associated with decreased sales and (iii) a decrease in travel and entertainment of $2.8 million attributable to the decrease in sales. These decreases are partially offset by (i) an increase of $16.9 million related to the creation of a centralized sales and procurement organization in 2012, (ii) additional costs expensed in 2012 for internally developed software of $5.2 million and (iii) increased incentive compensation of $2.3 million. As a percentage of net sales, selling and administrative expenses increased from 9.2% for 2011 to 9.7% for 2012 due to (i) an increase of 0.3% related to the creation of a centralized sales and procurement organization in 2012, (ii) additional costs expensed in 2012 for internally developed software of 0.1%, (iii) an increase in management incentives of 0.1% and (iv) fixed costs remaining consistent over the period. These increases were partially offset by a decrease in salary, wages and benefits of 0.3%.

Restructuring Charges: For the year ended December 31, 2012, restructuring charges of $35.1 million decreased by $8.5 million, or 19.5%, compared to the year ended December 31, 2011 primarily due to a $6.7 million intangible asset write down in 2011 that did not recur in 2012 and a $2.7 million gain on the sale of fixed assets in 2012 attributable to the restructuring activities. The impairment charge of $6.7 million recorded in 2011 related to the Central Lewmar trade name. Restructuring charges for the year ended December 31, 2012 are primarily comprised of closure costs to bring the facility to saleable condition of $13.0 million, severance of $11.9 million and personnel costs of $10.6 million.

Income Taxes: The effective tax rate remained fairly consistent year over year at 38.7% during the year ended December 31, 2012 as compared to 37.4% for the year ended December 31, 2011.

Discontinued Operations: During 2011, xpedx ceased both its Canadian operations, which provided distribution of printing supplies to Canadian based customers, and its printing press distribution business which operated in the U.S. For the year ended December 31, 2012, loss from discontinued operations of $10.0 million decreased by $3.6 million, or 26.5%, compared to the year ended December 31, 2011. The costs incurred in 2012 primarily relate to additional costs associated with fully exiting the businesses.

Industry Segment Results

Segment operating profits are used by xpedx’s management to measure the earnings performance of its segments. Management believes that this measure allows a better understanding of trends in costs, operating efficiencies, prices and volumes. Segment operating profits are defined as earnings from continuing operations before taxes and corporate items. Segment operating profits are considered by the SEC a non-GAAP financial measure, and are not GAAP alternatives to net income or any other operating measure prescribed by accounting principles generally accepted in the United States.

The table below presents selected data by reportable segment reconciled to the combined totals.

	Year Ended December 31,
	2013	2012	2011
	(Dollars in millions)
Net sales:
Print	$3,219.4	$3,486.2	$3,911.9
Packaging	1,587.2	1,582.1	1,617.0
Facility Solutions	845.8	943.6	979.9
Corporate and intersegment sales	—	0.1	0.4

Total net sales	5,652.4	6,012.0	6,509.2

Operating profit (loss):
Print	27.4	32.3	54.5
Packaging	43.1	51.0	61.5
Facility Solutions	(24.1)	(35.5)	(18.3)

Total segment operating profit	46.4	47.8	97.7
Corporate items	(46.0)	(24.3)	(41.0)

Total income from continuing operations before income taxes	$0.4	$23.5	$56.7

Operating margin:
Print	0.9%	0.9%	1.4%
Packaging	2.7%	3.2%	3.8%
Facility Solutions	(2.8%)	(3.8)%	(1.9)%

Total segment operating margin	0.8%	0.8%	1.5%

Total operating margin	0.0%	0.4%	0.9%

The following table presents a reconciliation of net income to total segment operating profit.

	Year Ended December 31,
	2013	2012	2011
	(Dollars in millions)
Net income	$0.2	$4.4	$21.9
Add back:
Income (loss) from discontinued operations, net of income tax	0.2	(10.0)	(13.6)

Income from continuing operations	—	14.4	35.5
Add back:
Income tax provision	0.4	9.1	21.2

Income from continuing operations before income taxes	0.4	23.5	56.7
Corporate items	46.0	24.3	41.0

Total segment operating profit	$46.4	$47.8	$97.7

Segment operating profit (loss)
Print	$27.4	$32.3	$54.5
Packaging	43.1	51.0	61.5
Facility Solutions	(24.1)	(35.5)	(18.3)

Total segment operating profit	$46.4	$47.8	$97.7

The principal changes in operating profit by segment were as follows:

•	The decline in Print operating profit from 2011 to 2013 was primarily a result of a decline in net sales of $425.7 million and $266.8 million from 2011 to 2012 and 2012 to 2013, respectively. The decline in net sales year over year was primarily a result of the overall print market decline (6.4% from 2011 to 2012 and 1.6% from 2012 to 2013) and the closure of certain retail locations during 2011, 2012 and 2013. The decline in Print operating profit from 2012 to 2013 was primarily the result of continued decline in print revenue partially offset by reductions in operating and restructuring expenses. Operating margin remained consistent and approximated 0.9% for both 2012 and 2013. The net sales decline from 2011 to 2012 impacting the 2012 operating profit was offset by $2.3 million less of bad debt expense and $4.7 million less of restructuring charges.

•	The decrease in Packaging operating profit from 2012 to 2013 was primarily the result of an increase in operating expenses of $4.9 million and an increase in restructuring costs of $3.2 million. The operating profit decrease from 2011 to 2012 was primarily a result of net sales decline of approximately $34.9 million, in addition to an increase in corrugated costs that preceded an increase in selling prices, partially offset by a decrease in restructuring charges of $3.3 million.

•	The decline in Facility Solutions operating profit from 2011 to 2013 was primarily the result of a decline in volume, leading to a net sales decline of $134.1 million. The decline in volume year over year was a result of increased competitive pressure. From 2011 to 2012, the decline in operating profit was also impacted by increased operating expenses of $7.3 million. Operating profit improved when comparing 2013 to 2012 as a result of $32.8 million of reduced operating expenses, partially offset by the overall decrease in volume.

Print

The table below presents selected data with respect to the Print segment.

	Year Ended December 31,			Year Ended December 31,
	2013	2012	Increase (Decrease)	2012	2011	Increase (Decrease)
	(Dollars in millions)
Net sales	$3,219.4	$3,486.2	$(266.8)	$3,486.2	$3,911.9	$(425.7)
Operating profit	27.4	32.3	(4.9)	32.3	54.5	(22.2)
Operating margin	0.9%	0.9%	—%	0.9%	1.4%	(0.5)%

Comparison of the Years Ended December 31, 2013 and December 31, 2012

Print net sales for the year ended December 31, 2013 decreased by $266.8 million, or 7.7%, compared to the year ended December 31, 2012. The decrease in net sales was primarily due to (i) volume decline of $138.4 million, or 4.0%, driven by the overall print market decline of 1.6%, (ii) a decrease of $27.7 million, or 0.8%, as a result of xpedx altering its go-to-market approach for walk-in customers through the closing of certain retail stores and (iii) price erosion of $100.7 million, or 2.9%. Customer losses included within the above changes approximated $113.5 million for the year ended December 31, 2013.

Print operating profit for the year ended December 31, 2013 decreased by $4.9 million, or 15.2%, compared to the year ended December 31, 2012. The decrease in operating profit was primarily driven by an overall decrease in sales partially offset by a reduction in operating expenses of $24.8 million and a reduction in restructuring expenses of $7.5 million. Operating margin remained consistent from 2012 to 2013 and approximated 0.9% for both periods.

Comparison of the Years Ended December 31, 2012 and December 31, 2011

Print net sales for the year ended December 31, 2012, decreased by $425.7 million, or 10.9%, compared to the year ended December 31, 2011. The decrease in Print net sales was primarily due to (i) volume decline of

$264.7 million, or 6.8%, driven by the overall print market decline of 6.4%, (ii) a decline $113.8 million, or 2.9%, related to the closure of certain retail locations and (iii) price erosion of $47.2 million, or 1.2%.

Print operating profit for the year ended December 31, 2012 decreased by $22.2 million, or 40.7%, compared to the year ended December 31, 2011. The operating profit decrease was primarily a result of the decline in net sales of $425.7 million partially offset by (i) a $369.3 million decrease in cost of products sold (exclusive of depreciation and amortization), (ii) a $4.7 million decrease in restructuring charges and (iii) a $2.3 million decrease in bad debt expense.

Packaging

The table below presents selected data with respect to the Packaging segment.

	Year Ended December 31,			Year Ended December 31,
	2013	2012	Increase (Decrease)	2012	2011	Increase (Decrease)
	(Dollars in millions)
Net sales	$1,587.2	$1,582.1	$5.1	$1,582.1	$1,617.0	$(34.9)
Operating profit	43.1	51.0	(7.9)	51.0	61.5	(10.5)
Operating margin	2.7%	3.2%	(0.5)%	3.2%	3.8%	(0.6)%

Comparison of the Years Ended December 31, 2013 and December 31, 2012

Packaging net sales for the year ended December 31, 2013 increased by $5.1 million, or 0.3%, compared to the year ended December 31, 2012. The increase in net sales was primarily due to increased volume of $4.6 million or 0.3%. This increase is primarily attributable to the realization of benefits from the multi-year restructuring plan which was implemented during 2011.

Packaging operating profit for the year ended December 31, 2013 decreased by $7.9 million, or 15.5%, compared to the year ended December 31, 2012. The decline in operating profit is primarily due to an increase in operating expenses of $4.9 million and an increase in restructuring costs of $3.2 million.

Comparison of the Years Ended December 31, 2012 and December 31, 2011

Packaging net sales for the year ended December 31, 2012 decreased by $34.9 million, or 2.2%, compared to the year ended December 31, 2011 due to a volume decline of $32.3 million, or 2.0%. The decrease was primarily the result of revenue decline of $39.4 million for an existing customer.

Packaging operating profit for the year ended December 31, 2012 decreased by $10.5 million, or 17.1%, compared to the year ended December 31, 2011. The operating profit decline was the result of an increase in corrugated and resin cost that were not fully passed on to customers, partially offset by a reduction in restructuring charges of $3.3 million.

Facility Solutions

The table below presents selected data with respect to the Facility Solutions segment.

	Year Ended December 31,			Year Ended December 31,
	2013	2012	Increase (Decrease)	2012	2011	Increase (Decrease)
	(Dollars in millions)
Net sales	$845.8	$943.6	$(97.8)	$943.6	$979.9	$(36.3)
Operating loss	(24.1)	(35.5)	11.4	(35.5)	(18.3)	(17.2)
Operating margin	(2.8)%	(3.8)%	1.0%	(3.8)%	(1.9)%	(1.9)%

Comparison of the Years Ended December 31, 2013 and December 31, 2012

Facility Solutions net sales for the year ended December 31, 2013 decreased by $97.8 million, or 10.4%, compared to the year ended December 31, 2012 primarily as a result of the decline in volume. The decrease was due to lost customers of $31.8 million, overall market decline and management’s decision to reposition its distribution network.

Facility Solutions operating profit for the year ended December 31, 2013 increased by $11.4 million, or 32.1%, compared to the year ended December 31, 2012 primarily due to a decrease in cost of products sold (exclusive of depreciation and amortization) of $75.8 million, a decrease in operating expenses of $32.8 million and a decrease in restructuring costs of $0.7 million. These increases to operating profit were partially offset by a decrease in net sales of $97.8 million.

Comparison of the Years Ended December 31, 2012 and December 31, 2011

Facility Solutions net sales for the year ended December 31, 2012 decreased by $36.3 million, or 3.7%, compared to the year ended December 31, 2011. The decrease in net sales was primarily a result of volume decline of $38.0 million related to specific customer losses, as well as an overall price decline of 0.5% or $5.0 million, partially offset by new customer activity of $8.0 million.

Facility Solutions operating profit for the year ended December 31, 2012 decreased by $17.2 million, or 94.0%, compared to the year ended December 31, 2011. The operating profit decrease was a result of the volume decline and customer loss discussed above along with an increase in operating expenses of $7.3 million. Higher operating expenses were primarily due to (i) an increase in delivery charges of $4.4 million as a result of higher fuel charges and (ii) an increase of $1.6 million related to handling expense.

Corporate Items

The principal changes in corporate items were as follows:

•	The increase in corporate items from 2012 to 2013 of $21.7 million was primarily a result of a $7.8 million increase in restructuring, a $4.3 million increase in operating expenses and $3.6 million of higher allocated expenses from International Paper. Consolidated restructuring increased as a result of increased restructuring related incentive compensation and severance. Corporate operating expenses increased primarily due to increased incentive compensation and severance not associated with restructuring.

•	The decrease in corporate items from 2011 to 2012 of $16.7 million was primarily a result of $10.2 million of lower allocated expenses from International Paper. In addition, corporate items were impacted by lower deferred rebates of $0.9 million and a decrease in management incentives of $1.5 million as a result of xpedx not meeting annual performance targets.

Liquidity and Capital Resources

Historical

Under International Paper’s centralized cash management system, the cash requirements of xpedx were provided directly by International Paper and cash generated by xpedx was generally remitted directly to International Paper. During the three years ended December 31, 2013, 2012 and 2011, xpedx generated sufficient cash from operating activities to fund its capital spending.

The following table sets forth a summary of cash flows for the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	2013	2012	2011
	(Dollars in millions)
Net cash from (used for):
Operating activities	54.1	$59.1	$102.7
Investing activities	13.2	(7.5)	(17.1)
Financing activities	(78.5)	(49.4)	(86.5)

Operating Activities

2013 Compared with 2012: We generated $54.1 million of cash from operating activities during the year ended December 31, 2013; a decrease of $5.0 million compared with the $59.1 million generated during the year ended December 31, 2012. This decrease was primarily due to $14.4 million of lower income from continuing operations, adjusted to exclude non-cash items and deferred income taxes, partially offset by (i) an increase in cash generated by working capital of $7.6 million and (ii) a decrease in cash used by discontinued operations for operating activities of $1.8 million.

2012 Compared with 2011: We generated $59.1 million of cash from operating activities during the year ended December 31, 2012; a decrease of $43.6 million compared with the $102.7 million generated during the year ended December 31, 2011. This decrease was primarily due to $29.3 million of lower income from continuing operations, adjusted to exclude non-cash impairment charges and deferred income taxes, as well as a decrease in cash generated by working capital components of $5.5 million. The decrease in cash generated by working capital components was primarily due to the changes in accounts receivable and accounts payable as a result of the overall decrease in sales and cost of sales.

Investing Activities

During 2013, cash used for capital expenditures was approximately $9.8 million. This was more than offset by proceeds from the sale of certain assets of $22.7 million.

During 2012, cash used for capital expenditures was approximately $13.3 million. This was partially offset by proceeds from sale of certain assets of $5.1 million.

During 2011, cash used for capital expenditures was approximately $17.4 million.

Financing Activities

Cash used in financing activities for the three years ended December 31, 2013 primarily represent transactions between us and International Paper. These transactions are considered to be effectively settled for cash at the time the transaction is recorded. The components of these transactions (or transfers) include (i) cash transfers from us to International Paper, (ii) cash transfers from International Paper to fund our requirements for working capital and other commitments and (iii) allocation of International Paper’s corporate expenses.

Free Cash Flow

For a discussion of free cash flow, see “—Key Performance Measures—Free Cash Flow Trends.”

The Combined Company

Following the completion of the Transactions, the combined company’s capital structure and sources of liquidity will change significantly from our historical capital structure. We will no longer participate in cash management and funding arrangements with International Paper. Instead, our ability to fund the combined company’s cash needs will depend on SpinCo’s ongoing ability to generate cash from operations and borrow under the ABL Facility. If the combined company’s cash flows from operating activities are lower than we expect, we will need to borrow under the ABL Facility and may need to incur additional debt or issue additional equity. Although we believe that the arrangements in place at the time of the closing of the Transactions will permit the combined company to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including (i) the combined company’s credit ratings or absence of a credit rating, (ii) the liquidity of the overall capital markets and (iii) the current state of the economy.

We expect that the combined company’s primary future cash needs will be for working capital, capital expenditures, contractual commitments and strategic investments. On a pro forma as adjusted basis giving effect to the Transactions, the combined company would have had cash and cash equivalents of $26.3 million as of December 31, 2013. We expect that cash provided by operating activities and available capacity under the ABL Facility will provide sufficient funds to operate the combined company’s business and meet the combined company’s other liquidity needs for the twelve months following the closing of the Transactions. We expect the combined company to generate positive free cash flow before restructuring and integration expenses for the twelve months following the closing.

We currently expect the one-time costs associated with achieving anticipated cost savings and other synergies from the Merger to be approximately $225 million over a five-year period, including approximately $70 million for information technology infrastructure and systems integration and planning.

As a result of the Transactions, we may be obligated to pay bonus, severance, change-in-control and other employee payments of approximately $30 million to certain Unisource employees.

Capital spending for the combined company for the second half of 2014 is currently estimated to be $10 million, excluding one-time integration costs which may be capitalized.

In connection with the Transactions, we will enter into the ABL Facility, which we expect will provide for revolving loans in an aggregate principal amount of up to $1,400.0 million (subject to availability under a borrowing base). The ABL Facility will be available to finance the Transactions and to fund working capital and other general corporate purposes. The borrowing base availability under the ABL Facility is estimated to be approximately $             as of December 31, 2013. After giving effect to letters of credit expected to be issued under the ABL Facility and initial borrowings under the ABL Facility of approximately $725.2 million in connection with the Transactions, assuming the Transactions had closed as of December 31, 2013, we expect to have available borrowing capacity of approximately $             million under the ABL Facility as of the Closing Date. Our liquidity requirements will be significant, primarily due to the combined company’s debt service requirements. On a pro forma combined basis, after giving effect to the Transactions, assuming the Transactions had closed as of December 31, 2013, our interest expense for the year ended December 31, 2013 would have been $18.9 million for our ABL Facility. See “Description of Material Indebtedness.”

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2013, other than the operating lease obligations listed in the table below. Immediately following the Transactions, we do not expect to not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Contractual Obligations

The table below presents our estimated total contractual obligations at December 31, 2013, including the amounts expected to be paid or settled for each of the periods indicated below.

	Payments Due by Period
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
	(Dollars in millions)
Non-cancelable operating leases(1)	$230.5	$45.4	$69.6	$54.4	$61.1

Total	$230.5	$45.4	$69.6	$54.4	$61.1

(1)	Non-cancelable operating leases are presented net of estimated sublease rental income.

As of December 31, 2013, on a pro forma combined basis, we had contractual obligations and commitments consisting principally of non-cancelable operating leases and long-term debt, representing our expected borrowings under our ABL Facility and related projected interest obligations. Subsequent to December 31, 2013, other than as contemplated by the Transactions, there have been no material changes to our contractual obligations that are outside the normal course. For further discussion of the impact of the Transactions on the contractual obligations of the combined company, see “Unaudited Pro Forma Condensed Combined Financial Information of Combined Company and Related Notes” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation for Unisource—Impacts of Merger.”

Quantitative and Qualitative Disclosures About Market Risk

xpedx has limited exposure to foreign currency exchange risk as the substantial majority of the business is conducted in U.S. dollars. In addition, 97.5% of our sales were in the U.S. for the year ended December 31, 2013. As a business within International Paper, xpedx has not directly experienced exposure to the impacts of certain market risks, including those related to equity price risk and interest rate risk.

We will be exposed to changes in interest rates following the Transactions. Our indebtedness under our new ABL Facility will bear interest at variable rates. As a result, increases in interest rates could increase the cost of servicing such debt and materially reduce our profitability and cash flows. See Note 2(W) to the unaudited pro forma condensed combined financial statements. We may manage our exposure to fluctuations in interest rates following the consummation of the Transactions with respect to our new ABL Facility by entering into certain market-based interest rate hedging instruments, such as swaps or caps.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires xpedx to establish accounting policies and to make estimates that affect both the amounts and timing of the recording of assets, liabilities, net sales and expenses. Some of these estimates require judgment about matters that are inherently uncertain. Actual amounts will differ from these estimates and could differ materially.

Management of xpedx has evaluated the accounting policies used in the preparation of the financial statements and related notes presented elsewhere in this prospectus and believes those policies to be reasonable and appropriate. Management of xpedx believes that the most critical accounting policies whose application may have a significant effect on the reported results of operations and financial position of xpedx, and that can require judgments by Management that affect their application, include the accounting for (i) revenue (ii) contingencies, (iii) impairment or disposal of long-lived assets and goodwill, (iv) pensions and postretirement benefit obligations, (v) stock based compensation and (vi) income taxes.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Revenue is recognized when the customer takes title and assumes the risks and rewards of ownership. Revenue is recorded at the time of shipment for customer terms designated f.o.b. (free on board) shipping point. For sales transactions with customers designated f.o.b. destination, revenue is recorded when the product is delivered to the customer’s delivery site, when title and risk of loss are transferred. Shipping terms are determined on a customer by customer or order by order basis.

Certain revenues are derived from shipments arranged by xpedx made directly from a manufacturer to an xpedx customer. xpedx is considered to be a principal to these transactions because, among other factors, xpedx controls pricing to the customer and bears the credit risk of the customer defaulting on payment and is the primary obligor. Revenues from these sales are reported on a gross basis in the combined statements of operations and comprehensive income and amounted to $2.4 billion, $2.5 billion, and $2.8 billion for the years ended December 31, 2013, 2012 and 2011, respectively.

Taxes collected from customers relating to product sales and remitted to governmental authorities are accounted for on a net basis. Accordingly, such taxes are excluded from both net sales and expenses.

Contingent Liabilities

Accruals for contingent liabilities, including legal matters, are recorded when it is probable that a liability has been incurred or an asset impaired and the amount of the loss can be reasonably estimated. Liabilities accrued for legal matters require judgments regarding projected outcomes and range of loss based on historical experience and recommendations of legal counsel.

Impairment of Long-Lived Assets and Goodwill

An impairment of a long-lived asset exists when the asset’s carrying amount exceeds its expected future undiscounted cash flows, and is recorded at its estimated fair value. Goodwill impairment exists when the carrying amount of goodwill exceeds its fair value. Assessments of possible impairments of long-lived assets and goodwill are made when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable through future operations. Additionally, testing for possible impairment of goodwill and intangible asset balances is required annually. The amount and timing of any impairment charges based on these assessments require the estimation of future cash flows and the fair market value of the related assets based on management’s best estimates of certain key factors. These key factors include, future selling prices and volumes, operating, raw material, energy and freight costs, and various other projected operating economic factors. As these key factors change in future periods, we will update our impairment analyses to reflect our latest estimates and projections.

Under the provisions of Accounting Standards Codification (ASC) 350, “Intangibles—Goodwill and Other,” the testing of goodwill for possible impairment is a two-step process. In the first step, the fair value of our reporting units is compared with their carrying value, including goodwill. If fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value of a reporting unit is below the carrying value, then step two is performed to measure the amount of the goodwill impairment loss for the reporting unit. This analysis requires the determination of the fair value of all of the individual assets and liabilities of the reporting unit, including any currently unrecognized intangible assets, as if the reporting unit had been purchased on the analysis date. Once these fair values have been determined, the implied fair value of the unit’s goodwill is calculated as the excess, if any, of the fair value of the reporting unit determined in step one over the fair value of the net assets determined in step two. The carrying value of goodwill is then reduced to this implied value, or to zero if the fair value of the assets exceeds the fair value of the reporting unit, through a goodwill impairment charge.

The impairment analysis requires a number of judgments by management. In calculating the estimated fair value of its reporting units in step one, we use the projected future cash flows to be generated by each unit over the estimated remaining useful operating lives of the unit’s assets, discounted using the estimated cost-of-capital discount rate for each reporting unit. These calculations require many estimates, including discount rates, future growth rates, and cost and pricing trends for each reporting unit. Subsequent changes in economic and operating conditions can affect these assumptions and could result in additional interim testing and goodwill impairment charges in future periods. Upon completion, the resulting estimated fair values are then analyzed for reasonableness by comparing them to earnings multiples for historic industry business transactions and by comparing the sum of the reporting unit fair values and to the fair value of xpedx as a whole.

No goodwill or long-lived asset impairment charges were recorded during the years ended December 31, 2013 or 2012. An impairment charge of $6.7 million was recorded in the year ended December 31, 2011 related to the Central Lewmar trade name, which was included within restructuring charges in the combined statements of operations and comprehensive income. No goodwill impairment charges were recorded in 2011.

Retirement and Post Retirement Benefit Obligations

Certain of xpedx’s employees participate in defined benefit pension and other post-employment benefit plans (the “Plans”) sponsored by International Paper and accounted for by International Paper in accordance with accounting guidance for defined benefit pension and other post-employment benefit plans. The total cost of the Plans is determined by actuarial valuation and xpedx receives an allocation of the service cost of the Plans based upon a percent of salaries. The amount of net pension and other post-employment benefit expense attributable to xpedx related to these International Paper sponsored plans was $15.1 million, $12.7 million and $12.8 million for the years ended December 31, 2013, 2012 and 2011, respectively. xpedx also contributes to multiemployer pension plans for certain collective bargaining U.S. employees that are not sponsored by International Paper. xpedx made contributions to the bargaining unit supported multiemployer pension plans of $2.5 million, $2.6 million and $2.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Accounting for Stock Based Compensation

As of December 31, 2013, all equity awards held by employees of xpedx were granted under International Paper’s 2009 Incentive Compensation Plan (“ICP”) or predecessor plans. The ICP authorizes grants of restricted stock, restricted or deferred stock units, performance awards payable in cash or stock upon the attainment of specified performance goals, dividend equivalents, stock options, stock appreciation rights, other stock-based awards, and cash-based awards at the discretion of the Management Development and Compensation Committee of the board of directors (the “Committee”) that administers the ICP. Restricted stock units were also awarded to certain non-U.S. employees.

Under the Performance Share Plan (“PSP”), contingent awards of International Paper common stock are granted by the Committee. The PSP awards are earned over a three-year period. For the 2011 grant, one-fourth of the award was earned during each of the three twelve-month periods, with the final one-fourth portion earned over the full three-year period. Beginning with the 2012 grant, the award was earned evenly over a thirty-six-month period. PSP awards are earned based on the achievement of defined performance rankings of return on investment (“ROI”) and total shareholder return (“TSR”) compared to ROI and TSR peer groups of companies. Awards are weighted 75% for ROI and 25% for TSR for all participants except for officers for whom the awards are weighted 50% for ROI and 50% for TSR. The ROI component of the PSP awards is valued at the closing stock price on the day prior to the grant date. As the ROI component contains a performance condition, compensation expense, net of estimated forfeitures, is recorded over the requisite service period based on the most probable number of awards expected to vest.

The service-based Restricted Stock Award program (“RSA”), designed for recruitment, retention and special recognition purposes, also provides for awards of restricted stock to key employees. Of the outstanding awards at December 31, 2013, 25,000 shares are expected to vest in 2014.

Income Taxes

Following the Transactions, SpinCo will record its global tax provision based on the respective tax rules and regulations for the jurisdictions in which it operates. Where we believe that a tax position is supportable for income tax purposes, the item will be included in SpinCo’s income tax returns. Where treatment of a position is uncertain, liabilities will be recorded based upon our evaluation of the “more likely than not” outcome considering technical merits of the position based on specific tax regulations and facts of each matter. Changes to recorded liabilities will be only made when an identifiable event occurs that changes the likely outcome, such as settlement with the relevant tax authority, the expiration of statutes of limitation for the subject tax year, change in tax laws, or a recent court case that addresses the matter.

Valuation allowances will be recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Significant judgment is required in evaluating the need for and magnitude of appropriate valuation allowances against deferred tax assets. The realization of these assets is dependent on generating future taxable income, as well as successful implementation of various tax planning strategies.

While xpedx believes that these judgments and estimates are appropriate and reasonable under the circumstances, actual resolution of these matters may differ from recorded estimated amounts.

xpedx’s effective income tax rates, before discontinued operations, were 100.0%, 38.7% and 37.4% for 2013, 2012 and 2011, respectively.

Recent Accounting Standards Implemented and Accounting Standards Issued and Not Yet Implemented

For a discussion of new accounting standards implemented, see Note 2, “Recent Accounting Developments,” of the audited combined financial statements of xpedx for the three years ended December 31, 2013 included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF UNISOURCE

You should read the following discussion of Unisource’s results of operations and financial condition together with Unisource’s audited historical consolidated financial statements and notes thereto included in this prospectus as well as the discussion in the section of this prospectus entitled “Business of Unisource.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Unisource’s actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Note Regarding Forward-Looking Statements and Information.”

Overview

Merger with xpedx Intermediate

The Merger Agreement provides that sequentially and immediately following the Distribution and on the terms and subject to the other conditions of the Merger Agreement, UWWH will merge with and into SpinCo, with SpinCo continuing as the surviving corporation. Immediately thereafter, xpedx Intermediate, a wholly-owned subsidiary of SpinCo will merge with and into UWW, with UWW surviving such merger as a wholly-owned subsidiary of SpinCo.

Unisource Business

Unisource is a leading distributor of printing and business paper products, packaging supplies and equipment, and facility supplies and equipment, primarily in the United States and Canada. Additionally, Unisource has international operations in Europe, Asia and Latin America. Unisource is one of the largest independent print, packaging and facility supplies distributors in North America with approximately $4.1 billion in net sales in fiscal 2013. Unisource markets and distributes its products, supplies and services to approximately 48,000 customers, based on customer bill-to locations. Unisource is organized into six business units (U.S. Distribution, Canada Distribution, Graphic Communications (“Graphic”), Rollsource, PaperPlus and Unisource Global Solutions (“UGS”)) and sells four primary product categories (Print, Packaging, Facility Supplies and Other) as described below. Over the last several years, the print market has experienced a secular decline in North America as a result of increasing electronic distribution and communication and eCommerce. Unisource is addressing the declining print market by focusing on global corporate end-use customers who have a ready need for improved print consultative and management services and by investing in and focusing on its three other product categories.

Unisource stocks more than 80,000 different commercial paper, business paper, imaging supplies, packaging supplies and equipment products, and facility supplies and equipment products. Through an expansive supplier network, Unisource also has ready access to thousands of additional products to fulfill its customers’ specific requirements. Unisource sells its products to a diverse customer base that includes building service contractors, catalog and direct mail providers, commercial printers, consumer goods providers, cruise lines, food processors, healthcare providers, higher education institutions, government agencies, fulfillment industry, hotels and resorts, manufacturers and property managers. No single customer accounted for more than 5% of Unisource’s net sales for fiscal 2013.

The following summary describes the major product categories and services offered by Unisource:

•	Print: The Print product category encompasses the sale and distribution of high-quality commercial printing, writing, copying and digital printing paper.

•	Packaging: The Packaging product category includes the sale and distribution of consumer goods packaging, packaging for industrial or manufacturing components and point-of-sale displays as well as the sale and distribution of single function or fully automated packaging machines. This product category includes fulfillment and contract packaging services, packaging design, packaging equipment and related equipment installation and service.

•	Facility Supplies: The Facility Supplies product category includes the sale and distribution of a broad range of maintenance supplies, equipment and service.

•	Other: The Other product category includes primarily outsourced supply chain solutions, also known as third-party logistics services, which includes freight brokerage, material handling, warehousing and kitting.

Unisource product categories are based primarily on product designations used by its U.S. Distribution and Canada Distribution businesses. Unisource’s Graphic, Rollsource and PaperPlus businesses sell primarily items in the Print product category and UGS sells products primarily in the Packaging product category. The Other product category is primarily offered by the U.S. Distribution business.

Industry Considerations

The markets for print, packaging and facility supplies products are highly competitive, with numerous regional and local competitors. One characteristic that all of Unisource’s markets share is strong price competition. The markets for each of Unisource’s major product categories are mature and characterized by slowing, or in the case of print, declining gross revenue. Unisource believes that the principal competitive factors in these markets include price, responsiveness to customer needs, quality of customer service and the range of products maintained in inventory for quick delivery.

Unisource’s Print product category competitors include numerous regional distributors and independent local distributors and very few distributors with a national presence. Several regional and local distributors have joined together to provide marketing and distribution capabilities across a broad geographic area for national customers.

The market for the Packaging product category is extremely fragmented, and Unisource’s packaging products face competition from national and regional packaging distributors, national and regional manufacturers of packaging materials, independent brokers and both catalog-based and online business-to-business suppliers.

In the fragmented Facility Supplies product category market, Unisource competes with a large number of local and regional distributors, as well as several national distributors. Large customers, including national accounts, often desire to do business with a network of independent regional distributors rather than depend on one company such as Unisource. Other key competitors include the business-to-business divisions of big box retailers, purchasing group affiliates and both catalog-based and online business-to-business suppliers.

Reorganization and Restructuring Activities

Over the past several years, Unisource developed and implemented a series of restructuring programs which were established primarily to lower the cost of its operating model and also to reposition Unisource’s sales model to respond to the continued secular decline in the print market. These restructuring initiatives have primarily included: (i) reorganization and restructuring of the sales teams, sales management and sales support functions, (ii) restructuring of unprofitable service offerings and locations, (iii) centralization of back-office functions and (iv) closures and consolidations of certain facilities. These programs included the North American shared service model, Sweden operation closure, U.S. sales reorganization, Canada sales reorganization and cold chain storage reorganization.

Unisource has been implementing a North American shared service model for the past several years. Restructuring efforts have included the reorganization and centralization of sales management, sales operations, supply chain operations, customer service and corporate support functions and the closure and consolidation of certain facilities. The purpose of this program is to improve profitability, create more efficient business processes and optimize Unisource’s ability to service large and geographically dispersed customers. This program is still ongoing.

During 2013, Unisource closed its Sweden operations which had been planned for future packaging manufacturing, research and development. This program was completed in the third quarter of 2013.

Primarily in response to the secular decline in the print market, the U.S. sales reorganization focused on right-sizing the U.S. Distribution business’ sales organization and sales support functions. This program was finalized in the third quarter of 2011.

In May 2010, Unisource announced its plan to consolidate its Canadian selling and operating territories from four regions into three regions. The initiative included reorganization of the regional support functions and sales organization. This program was substantially completed in the fourth quarter of 2010.

In the second quarter of 2011, the Canada Distribution business concluded that the existing arrangement to provide procurement, cold storage and delivery services to an existing retail customer was not economically viable. Unisource and the customer mutually agreed to terminate and transition the arrangement. As a result, Unisource decided to exit the delivery part of the cold storage service offering. This program included the reorganization of certain support functions and the elimination of delivery and handling equipment. This program was completed in the fourth quarter of 2011.

Additionally, on December 5, 2011, Unisource issued redeemable preferred stock (the “Redeemable preferred stock”) to Georgia-Pacific as partial settlement for outstanding long-term debt obligations (“PIK notes”) that were originally issued in connection with the Bain Capital acquisition of Unisource (refer to Note 10 of Unisource’s consolidated financial statements for fiscal year ended December 31, 2013). This transaction also included a cash payment of $100.0 million from Unisource to Georgia-Pacific. On the date of issuance, the Redeemable preferred stock had a liquidation value of $228.5 million. Redeemable preferred stock dividends are accrued daily at an annual rate of 8.0% based on the liquidation value of the outstanding shares and if unpaid are added to the liquidation value of the Redeemable preferred shares on each anniversary date.

For each anniversary date that occurs before April 29, 2016, Unisource has the option to either pay the declared dividend amounts in cash or to elect to have the unpaid dividend amount added to the liquidation value of the Redeemable preferred stock. On April 29, 2016, Unisource is required to declare and pay in cash all dividends that are accrued and unpaid as of that date, including unpaid amounts which were previously added to the liquidation value. Since the issuance of the Redeemable preferred stock, Unisource has elected not to pay dividends in cash. At December 31, 2013, the liquidation value of the Redeemable preferred stock was $268.1 million.

Pursuant to an internal reorganization consummated on January 27, 2014 in preparation for the Merger, the Redeemable preferred stock, as well as all existing UWWH common stock and stock options, were cancelled and all obligations related to the accumulated dividends on such Redeemable preferred stock ownership were terminated. In connection with the internal reorganization, equity interests in UWWH Stockholder were issued to holders of cancelled equity interests on substantially the same economic terms as the cancelled equity interests, including the obligation to pay the accumulated preferred dividends when due. As of January 27, 2014, Unisource no longer has any obligation with respect to Redeemable preferred stock or the accumulated dividends thereon (refer to Note 10 and Note 11 of Unisource’s consolidated financial statements for the fiscal year ended December 31, 2013).

Key Performance Measures

Unisource supplements its financial information prepared in accordance with GAAP with Adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization, restructuring (gains) expenses, merger expenses, asset impairments and certain other items, if any) because Unisource believes investors commonly use Adjusted EBITDA as a key financial metric for assessing the performance of Unisource and because similar information has historically been required by its lenders pursuant to its North American asset-based senior credit facility, dated March 15, 2011 (the “Senior Credit Facility”). Operating income and free cash flow are also important primary financial performance measures which are used by Unisource to manage its businesses and monitor results of its operations and cash flow performance. Operating income is used by Unisource to manage performance as it is a comprehensive measure reflecting both growth and efficiency. Free cash flow is used by Unisource as it is a measure that reflects the effectiveness of managing working capital together with operating earnings and the business’ ability to fund capital requirements. Adjusted EBITDA and free cash flow are considered by the SEC as non-GAAP financial measures and are not GAAP alternatives to net income or any other measure of operating performance, cash flows or liquidity prescribed by GAAP.

Net Sales Trends: During the last five years total net sales have increased $93.1 million, or 2.3%, from $3,996.0 million during fiscal 2009 to $4,089.1 million during fiscal 2013. During the period from fiscal 2009 to fiscal 2013, Unisource’s Print product category net sales declined by $193.5 million, or 8.0%, Packaging product category net sales increased by $263.8 million, or 30.2%, Facility Supplies product category net sales decreased by $40.8 million, or 5.8%, and Other product category net sales increased by $63.5 million from $1.0 million in 2009. This growth represents primarily third party logistics services which was a startup business in 2009 and grew to $62.0 million in net sales for fiscal 2013. The decline in Print product category net sales during the five year period is primarily attributable to the overall secular decline in the print market. One of the sources that Unisource uses to monitor the print market is information provided by the Pulp and Paper Products Council that depicts North American Printing and Writing Paper Statistics. Based on these reports, volume within the print market increased by 3.5% from 2009-2010, decreased by 5.5% from 2010-2011, decreased by 6.4% from 2011-2012 and decreased by 1.6% from 2012-2013. The growth in the Packaging product category net sales during the five year period is primarily attributable to organic growth at the U.S. Distribution and Canada Distribution businesses and growth at UGS. The decline in the Facility Supplies product category net sales during the five year period occurred at both the U.S. Distribution and Canada Distribution businesses and reflects primarily the effect of various restructuring initiatives in the facility supplies business and the focus on customer profitability.

Operating Income Trends: During the last five years operating income has decreased by $11.7 million, or 22.5%, from $51.9 million for fiscal 2009 to $40.2 million for fiscal 2013. The decrease in operating income is primarily a result of the following: (i) the percentage of cost of products sold (excluding depreciation and amortization) to net sales rose slightly, primarily attributable to competitive pricing pressure in the Print market offset in part by a sales mix change from the Print product category to the Packaging product category, (ii) higher distribution expenses of $23.0 million, or 10.1%, reflecting primarily the impact of inflation during the period on wages and benefits, transportation and facility related costs, offset in part by restructuring initiatives which were implemented to reduce the distribution cost structure, (iii) lower selling and administrative expenses of $29.0 million, or 6.9%, due primarily to lower sales commission costs of $16.9 million, lower bad debt expense of $14.3 million and the impact of restructuring programs which were established primarily to lower the cost of Unisource’s operating model to respond to the secular decline in the print market offset in part by the impact of inflation. The decrease in commission costs reflects primarily changes made to commission plans to respond to market changes and the decline in bad debt expense reflects primarily an improvement in the U.S. economy, (iv) lower restructuring (gains) expenses of $10.8 million, (v) an increase in depreciation and amortization expense of $8.7 million, resulting primarily from higher levels of investment in internal-use software and transportation equipment and (vi) an increase in merger expenses of $14.3 million, resulting from the Merger. During the period from January 3, 2009 to December 31, 2013, Unisource’s workforce decreased by 810 employees or 16.0%.

Adjusted EBITDA Trends: The decrease in Adjusted EBITDA of $7.8 million or 8.7% from fiscal 2012 to fiscal 2013 was primarily attributable to the following: (i) higher distribution expenses of $10.3 million or 4.3%, and (ii) lower selling and administrative expenses of $1.6 million or 0.4%. The increase in Adjusted EBITDA of $11.3 million or 14.4% from fiscal 2011 to fiscal 2012 was primarily attributable to the following: (i) lower selling and administrative expenses of $16.1 million, or 3.9%, (ii) lower distribution expenses of $12.4 million or

4.9% and (iii) lower other (income)/expense, net of $1.1 million, partially offset by a 4.7% decline in net sales. For fiscal 2012, cost of products sold (excluding depreciation and amortization) of $3,405.6 million decreased by $186.3 million, or 5.2%, compared with fiscal 2011 and compared to a $204.5 million, or 4.7%, decrease in net sales during the same period. See “Summary Historical Consolidated Financial Data of Unisource” for a reconciliation of Adjusted EBITDA to net income (loss) determined in accordance with GAAP.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as substitutes for analysis of Unisource’s results as reported under GAAP. For example, Adjusted EBITDA:

•	does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on Unisource’s debt;

•	does not reflect Unisource’s income tax expenses or the cash requirements to pay its taxes;

•	although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and the foregoing metrics do not reflect any cash requirements for such replacements; and

•	does not reflect costs associated with restructuring initiatives implemented over multiple fiscal periods. Further, Unisource could initiate similar restructuring initiatives in future periods.

Other companies in Unisource’s industry may calculate Adjusted EBITDA differently than Unisource, limiting its usefulness as a comparative measure. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to Unisource to invest in the growth of its business. Unisource compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA for supplemental purposes. Additionally, Adjusted EBITDA is not an alternative measure of financial performance under GAAP and therefore should be considered in conjunction with net income (loss) and other performance measures such as operating income or net cash provided by operating activities and not as an alternative to such GAAP measures.

Free Cash Flow Trends: Unisource generated (used) free cash flow of approximately $(19.5) million, $(8.1) million and $18.6 million in fiscal 2013, 2012 and 2011, respectively. The decrease in free cash flow from fiscal 2012 to fiscal 2013 was primarily attributable to a $19.6 million decrease in cash provided by operations, and partially offset by a decrease in cash used in capital projects of $8.2 million. The decrease from fiscal 2011 to fiscal 2012 was primarily due to $22.8 million of less cash generated by operations and an increase in cash used in capital projects of $3.9 million.

The following table reconciles free cash flow to cash provided by (used in) operations.

	Fiscal Years Ended
	December 31, 2013	December 29, 2012	December 31, 2011
	(Dollars in millions)
Cash (used in) provided by operations	$(1.5)	$18.1	$40.9
Less: Cash used in capital projects	(18.0)	(26.2)	(22.3)

Free cash flow (used) generated	$(19.5)	$(8.1)	$18.6

Free cash flow has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Unisource’s results as reported under GAAP. Other companies in Unisource’s industry may calculate free cash flow differently than Unisource, limiting its usefulness as a comparative measure. Because of these limitations, free cash flow should not be considered as a measure of discretionary cash available to Unisource to invest in the growth of its business.

Results of Operations

Overview

The financial information and discussions concerning Unisource have been derived from Unisource’s consolidated financial statements as of December 31, 2013 and December 29, 2012 and for each of the fiscal years ended December 31, 2013, December 29, 2012 and December 31, 2011 found elsewhere in this prospectus and have been prepared on a historical basis, with Unisource operating as a stand-alone business.

With respect to the planned Merger, in accordance with the accounting rules and regulations set forth in ASC 805, “Business Combinations,” Unisource has been deemed the accounting acquiree. Unisource was determined to be the acquiree based primarily on the following: (i) relative voting interest of the new common shareholders on the effective date of the Merger, (ii) composition of the new board of directors and (iii) the composition of the new senior management team. As a result, Unisource’s assets and liabilities will be adjusted to fair value as of the Closing Date. As such, Unisource’s assets and liabilities will be revalued and such changes could be material. See “Summary Unaudited Pro Forma Condensed Combined Financial Data” included elsewhere in this prospectus. Additionally, changes in how Unisource is operated, as well as the accounting policies which are followed by SpinCo as the surviving corporation, could have had a material effect on Unisource’s results of operations and financial condition if they were in effect during the historical periods for which Unisource has provided financial information.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2013 and December 29, 2012

The following discussion compares the consolidated operating results of Unisource for the fiscal years ended December 31, 2013 and December 29, 2012.

	Fiscal Years Ended
	December 31, 2013	December 29, 2012	Increase (decrease)
	(Dollars in millions)
Net sales	$4,089.1	$4,123.3	$(34.2)	(0.8)%
Cost of products sold (excluding depreciation and amortization)	3,370.4	3,405.6	(35.2)	(1.0)
Distribution expenses	250.3	240.0	10.3	4.3
Selling and administrative expenses	391.3	392.9	(1.6)	(0.4)
Depreciation and amortization	25.1	25.4	(0.3)	(1.2)
Restructuring (gains) expenses	(3.4)	6.6	(10.0)	*
Merger expenses	14.3	—	14.3	*
Asset impairments	0.4	4.9	(4.5)	(91.8)
Other expense, net	0.5	0.4	0.1	25.0

Operating income	40.2	47.5	(7.3)	(15.4)
Interest expense, net	27.4	28.3	(0.9)	(3.2)

Income (loss) before income taxes	12.8	19.2	(6.4)	(33.3)
Income tax expense (benefit)	(228.5)	15.2	(243.7)	*
Equity earnings of affiliates, net of taxes	(1.1)	(1.1)	—	—

Net income (loss)	$242.4	$5.1	$237.3	*

*	not meaningful

Net sales: For fiscal 2013, net sales of $4,089.1 million decreased by $34.2 million, or 0.8%, compared to fiscal 2012. The decrease in net sales was primarily a result of a volume decrease of 1.0%, offset in part by a price improvement of 0.2%. The components of the change in net sales for fiscal 2013 compared to fiscal 2012 include a decrease in Print product category net sales of $122.6 million, or 5.2%, an increase in Packaging product category net sales of $63.6 million, or 5.9%, an increase in Facility Supplies product category net sales of $3.6 million, or 0.5%, and an increase in Other product category net sales of $21.2 million, or 52.0%. Further details on the components of changes in net sales are discussed in the “—Supplementary Information on Product Category Results” below.

Cost of products sold (excluding depreciation and amortization): For fiscal 2013, cost of products sold (excluding depreciation and amortization) of $3,370.4 million decreased by $35.2 million, or 1.0%, compared with fiscal 2012, and compared with a decline in net sales of $34.2 million, or 0.8%, during the same period. Cost of products sold (excluding depreciation and amortization) decreased at a slightly higher percentage than net sales reflecting primarily a mix shift in net sales from the Print product category to the Packaging and Other product categories. The percentage of cost of products sold (excluding depreciation and amortization) to net sales for Unisource’s Packaging and Facility Supplies product categories rose slightly due to competitive pricing pressures and the similar percentage for the Print product category was consistent for fiscal 2013 compared to fiscal 2012.

Distribution expenses: For fiscal 2013, distribution expenses of $250.3 million increased by $10.3 million, or 4.3%, compared to fiscal 2012. The increase was primarily a result of increases in wages, benefits and temporary labor expenses of $4.2 million, an increase in warehouse rent and facility costs of $2.1 million and higher freight and delivery expense of $3.6 million. The increase in wages, benefits and temporary labor expenses reflects primarily the impact of Unisource’s annual compensation merit increase, which occurred primarily in January 2013. The increase in rent expense reflects primarily the impact of annual rent escalation clauses, the addition of a new warehouse distribution facility in Toronto, Ontario, Canada and a reduction in sublease rental income as a result of the termination of a sublease agreement, offset in part by a decrease in rent expense associated with surplus properties. The increase in facility costs primarily reflects higher property and utility costs.

Selling and administrative expenses: For fiscal 2013, selling and administrative expenses of $391.3 million decreased by $1.6 million, or 0.4%, compared to fiscal 2012. The decrease in selling and administrative expenses reflects primarily lower management and sales incentives of $3.5 million, lower travel and entertainment expenditures of $3.7 million and lower advertising and marketing expenses of $1.5 million, offset by higher bad debt expense of $6.2 million and higher commission expense of $1.3 million. The decrease in travel and entertainment was driven by management initiatives to reduce non-critical travel, entertainment and meeting expenses. Bad debt expense changed from a credit of $(2.6) million for fiscal 2012 to an expense of $3.6 million for fiscal 2013. The increase in bad debt expense reflects primarily the impact of the decrease in the allowance for doubtful accounts recorded in fiscal 2012. The fiscal 2012 reduction in the allowance for doubtful accounts resulted primarily from an improvement in the credit risk ratings of customer receivables and a reduction in the losses associated with those risk categories.

Restructuring (gains) expenses: The net restructuring gain of $3.4 million for fiscal 2013 related to two restructuring programs which included the North American shared service model and the closure of the Sweden operation. A net restructuring gain of $4.4 million was recorded in connection with the North American shared service model program and included gains related to the closure of four properties totaling $7.6 million. Charges included $1.6 million of severance and personnel costs relating to the elimination of 60 positions, $1.2 million of professional fees and other costs and $0.4 million relating to facility closure and consolidation costs. The actions taken with respect to this program included primarily restructuring activities involving sales management and support functions in both the U.S. Distribution and Canada Distribution businesses and in the supply chain functions in the Canada Distribution business. The second restructuring program for fiscal 2013 related to the closure of the Sweden operation. Unisource concluded that this operation, which had been acquired for future packaging manufacturing, research and development, was not economically viable. Restructuring charges of

$1.0 million were recorded in connection with the closure of the Sweden operation, including $0.3 million of personnel costs relating to the elimination of 8 positions and $0.7 million relating primarily to the facility closure and consolidation costs.

The restructuring expense of $6.6 million for fiscal 2012 related to the North American shared service model program and included charges of $5.7 million for severance and personnel costs due to the elimination of 99 positions, charges of $0.8 million for professional fees and other costs and $0.1 million of facility closure and consolidation costs. The actions taken with respect to this program occurred at both the U.S. Distribution and Canada Distribution businesses and affected the sales and sales support, distribution and corporate back-office functions. The actions included the centralization of functions within the Canada Distribution business and the transfer of other functions such as credit, cash application, and certain information technology support functions to the U.S. Distribution business.

Merger expenses: For fiscal 2013, Unisource incurred merger expenses of $14.3 million relating to the pending Merger. These costs were primarily legal, accounting, tax, consulting and other professional services.

Interest expense: For fiscal 2013, interest expense of $27.4 million decreased by $0.9 million compared to fiscal 2012 primarily due to the reduction in the outstanding principal balances under real estate capital leases. Interest expense under the Senior Credit Facility was $10.8 million for fiscal 2013 versus $10.9 million in fiscal 2012.

Income taxes: For fiscal 2013, Unisource recognized an income tax benefit of $228.5 million compared to income tax expense of $15.2 million in fiscal 2012. The income tax benefit in fiscal 2013 primarily related to the release of substantially all of Unisource’s valuation allowance associated with its U.S. federal and state deferred tax assets. The provision for income tax expense for fiscal 2012 included approximately $16.7 million of income tax expense related to the establishment of a full valuation allowance against the net deferred tax assets in Canada.

Comparison of Results of Operations for the Fiscal Years Ended December 29, 2012 and December 31, 2011

The following discussion compares the consolidated operating results of Unisource for the fiscal years ended December 29, 2012 and December 31, 2011.

	Fiscal Years Ended
	December 29, 2012	December 31, 2011	Increase (decrease)
	(Dollars in millions)
Net sales	$4,123.3	$4,327.8	$(204.5)	(4.7)%
Cost of products sold, (excluding depreciation and amortization)	3,405.6	3,591.9	(186.3)	(5.2)
Distribution expenses	240.0	252.4	(12.4)	(4.9)
Selling and administrative expenses	392.9	409.0	(16.1)	(3.9)
Depreciation and amortization	25.4	24.5	0.9	3.7
Restructuring (gains) expenses	6.6	14.6	(8.0)	(54.8)
Asset impairments	4.9	1.0	3.9	390.0
Other expense, net	0.4	1.5	(1.1)	(73.3)

Operating income	47.5	32.9	14.6	44.4
Interest expense, net	28.3	66.7	(38.4)	(57.6)

Income (loss) before income taxes	19.2	(33.8)	53.0	*
Income tax expense (benefit)	15.2	(5.5)	20.7	*
Equity earnings of affiliates, net of taxes	(1.1)	(1.2)	0.1	(8.3)

Net income (loss)	$5.1	$(27.1)	$32.2	*

*	not meaningful

Net sales: For fiscal 2012, net sales of $4,123.3 million decreased by $204.5 million, or 4.7%, compared to fiscal 2011. The decrease in net sales was primarily a result of a volume decrease of 5.2% offset in part by price improvement of 0.5%. The components of the change in net sales for fiscal 2012 compared with fiscal 2011 include a decline in Print product category net sales of $159.6 million, or 6.4%, an increase in Packaging product category net sales of $52.9 million, or 5.2%, a decrease in Facility Supplies product category net sales of $120.9 million, or 15.4%, and an increase in Other product category net sales, reflecting primarily the third party logistics business of $23.1 million, or 130.5%. Approximately $105.4 million, or 51.5%, of the decline in net sales reflects the loss of a single customer (the “Cold Chain Customer”) for which Unisource was providing procurement, cold chain storage and delivery services to its retail locations throughout Canada. Further details on the components of changes in net sales are discussed in “—Supplementary Information on Product Category Results” below.

Cost of products sold (excluding depreciation and amortization): For fiscal 2012, cost of products sold (excluding depreciation and amortization) of $3,405.6 million decreased by $186.3 million, or 5.2%, compared with fiscal 2011, and compared to a $204.5 million, or 4.7%, decrease in net sales during the same period. Approximately $84.2 million, or 45.2%, of the decrease was attributable to the loss of the Cold Chain Customer. Cost of products sold (excluding depreciation and amortization) decreased at a higher percentage than net sales, primarily resulting from a mix shift in sales to the Packaging product category. The percentage of the cost of products sold (excluding depreciation and amortization) to net sales for Unisource’s Print, Packaging and Facility Supplies product categories were generally consistent for fiscal 2012 compared to fiscal 2011.

Distribution expenses: For fiscal 2012, distribution expenses of $240.0 million decreased by $12.4 million, or 4.9%, compared to fiscal 2011. The decrease in distribution expenses includes approximately $15.4 million associated with the loss of the Cold Chain Customer, which reduced delivery and warehouse costs at the Canada Distribution business. Partially offsetting the decrease of $15.4 million was an increase of $3.6 million in distribution expenses consisting of higher wages and benefit expenses of $3.1 million and an increase in warehouse rent of $1.5 million offset in part by a $1.0 million reduction in workers’ compensation charges.

Selling and administrative expenses: For fiscal 2012, selling and administrative expenses of $392.9 million decreased by $16.1 million, or 3.9%, compared to fiscal 2011. Approximately $1.2 million of the decrease in selling and administrative expenses was associated with the loss of the Cold Chain Customer. The remaining decrease in selling and administrative expenses reflects primarily the reduction in wages and salaries of $2.8 million associated with Unisource’s restructuring initiatives during 2012 and 2011, a decrease in professional fees of $2.4 million and a decrease in bad debt expense of $10.3 million. The year-over-year decrease in bad debt expense resulted primarily from an improvement in the credit risk ratings of customer receivables and a reduction in the losses associated with those risk categories. The above reductions were partially offset by an increase in management incentives of $1.5 million associated with the cost reduction initiatives.

Restructuring (gains) expenses: The restructuring expenses of $14.6 million for fiscal 2011 primarily related to three restructuring programs relating to the U.S. sales reorganization, the North American shared service model and the cold chain storage programs. The U.S. sales reorganization program included a restructuring charge of $0.9 million, which reflected severance and personnel costs relating to the elimination of 43 positions. The activities involved in this program were primarily related to the reorganization of the product and equipment specialist groups and certain sales management and sales support functions.

The North American shared service model program included a restructuring expense of $12.0 million for fiscal 2011, including $11.5 million of severance and personnel costs, relating to the elimination of 197 positions and $0.5 million of professional fees and other costs. The sales, sales support, distribution and back-office functions were realigned and consolidated at the U.S. Distribution and Canada Distribution businesses and facilities were closed and consolidated at the U.S. Distribution and Graphic businesses.

In the third quarter of 2010, the Canada Distribution business entered into an arrangement with the Cold Chain Customer to provide its procurement, cold storage and delivery services to the customer’s retail stores located throughout Canada. In the second quarter of 2011, Unisource concluded that the existing arrangement was not economically viable, and Unisource and the customer mutually agreed to transition and terminate the arrangement. As a result, Unisource decided to exit the delivery part of the cold storage service offering. In connection with this program, Unisource recorded in fiscal 2011 a restructuring expense of $1.6 million including $0.9 million of severance and personnel costs relating to the elimination of 124 positions and $0.7 million relating to contract termination and other costs.

Asset impairments: For fiscal 2012 and 2011, Unisource recorded asset impairments of $4.9 million and $1.0 million, respectively. The fiscal 2012 charge was related to the write-down of the net book value associated with the cold storage assets located at three of the Canada Distribution business locations. In the prior year, Unisource decided to exit the service delivery aspect of the cold chain service offering and after reviewing alternative uses, Unisource decided not to pursue its initiative to provide a warehousing only third party cold storage service at the end of 2012. Also in 2012, Unisource impaired $1.0 million of packaging and related equipment for which it was determined would not be used in the future operations. During the fourth quarter of fiscal 2011, Unisource recorded impairment charges of $1.0 million related to the write-down of customer relationship and trade name intangibles associated with an acquisition by the Canada Distribution business, as a result of the decision to integrate the product lines and operations into its existing business and to exit the use of separate trade names and marketing collateral.

Interest expense: For fiscal 2012, interest expense of $28.3 million decreased by $38.4 million, or 57.6%, versus fiscal 2011. Approximately $36.4 million of the decrease is a result of the partial pay down of the PIK notes and the conversion of the remainder of the PIK notes to Redeemable preferred stock on December 5, 2011 (refer to Notes 7 and 10 to Unisource’s consolidated financial statements for the fiscal year ended December 31, 2013). Interest expense in fiscal 2011 includes a $0.9 million write-off of deferred financing cost associated with the refinancing of Unisource’s new Senior Credit Facility, which was executed on March 15, 2011.

Income taxes: For fiscal 2012, income tax expense was $15.2 million compared to an income tax benefit of $5.5 million in fiscal 2011. The provision for income tax expense for fiscal 2012 included approximately $16.7 million of income tax expense due to the establishment of a full valuation allowance against the net deferred tax assets in Canada. The income tax benefit in fiscal 2011 was primarily due to the loss before income taxes.

Supplementary Information on Product Category Results

The tables below disclose selected supplemental information by major product category in order to provide consistency with the information presented by SpinCo in “Management’s Discussion and Analysis of Financial Condition and Results of Operation of xpedx.” Such information has been reconciled to Unisource’s consolidated results. Management of SpinCo expects to report segments by major product category on a combined company basis after the closing of the Transactions, and thus expects, at a minimum, to report segments of Print, Packaging and Facility Solutions as a combined company.

Overview

Unisource product categories are based primarily on product designations by its U.S. Distribution and Canada Distribution businesses. Unisource’s Graphic, Rollsource and PaperPlus businesses sell primarily items in the Print product category and UGS sells products primarily in the Packaging product category. The Other product category is primarily offered by the U.S. Distribution business. Product category expenses are calculated based on specific identification of expenses when available. Expenses that are not able to be specifically identified were allocated based on what Unisource believes are reasonable drivers for such expenses. Variable warehouse expenses were allocated based on a combination of the number and complexity of the product lines ordered. Delivery expenses were allocated based on a combination of the number of pallets and distance from the distribution center and storage expenses were allocated based on the pallet positions and time the product occupied space in the warehouses. Selling expenses that were not specifically identifiable were allocated based on the sales support expenses that were specifically identifiable. Corporate expenses were allocated based on net sales except for certain portions of credit which were specifically identifiable to the product category they support. Gains related primarily to the sale of real estate and merger expenses were not allocated to individual product categories. Such information has been reconciled to Unisource’s consolidated results.

Net Sales

The table below presents net sales by product category reconciled to the consolidated totals.

		Fiscal Years Ended
	December 31, 2013	December 29, 2012	Increase / (Decrease)	Increase / (Decrease)	December 31, 2011	Increase / (Decrease)	Increase / (Decrease)
	(Dollars in millions)
Net sales
Print	$2,223.5	$2,346.1	$(122.6)	(5.2)%	$2,505.7	$(159.6)	(6.4)%
Packaging	1,138.2	1,074.6	63.6	5.9	1,021.7	52.9	5.2
Facility Supplies	665.4	661.8	3.6	0.5	782.7	(120.9)	(15.4)
Other	62.0	40.8	21.2	52.0	17.7	23.1	130.5

Total net sales	$4,089.1	$4,123.3	$(34.2)	(0.8)%	$4,327.8	$(204.5)	(4.7)%

Comparison of the Fiscal Years Ended December 31, 2013 and December 29, 2012

Print product category net sales for fiscal 2013 decreased by $122.6 million, or 5.2%, compared to fiscal 2012. The decrease in net sales was primarily a result of a volume decrease of $121.5 million, or 5.2%, combined with a price decline of $1.1 million. Volume decreased $62.1 million, or 4.3%, in the U.S. Distribution and Canada Distribution businesses, primarily driven by decreased sales to existing customers in the product groupings of copy paper, coated paper and uncoated paper. Net sales at Graphic decreased $58.7 million, or 8.0%, compared to fiscal 2012 due in part to decreased net sales in Europe of $42.3 million due to customer losses. The Print product category volume decrease was also driven by the overall decline in the print market including decreasing demand for key print products offered by the U.S. Distribution and Canada Distribution businesses and Graphic.

Packaging product category net sales for fiscal 2013 increased by $63.6 million, or 5.9%, compared to fiscal 2012. The increase in net sales was primarily a result of volume increases of $69.1 million, or 6.4%, offset in part by a price decline of $5.5 million, or 0.5%. Volume increased $75.7 million in the U.S. Distribution and Canada Distribution businesses which was primarily driven by increased sales to both new and existing customers in the product groupings of corrugated and folding carton consumer goods packaging, packaging films and specialty packaging. Volume at UGS decreased $6.5 million, or 10.7%, compared to fiscal 2012 primarily driven by declining sales related to a single customer.

Facility Supplies product category net sales for fiscal 2013 increased by $3.6 million, or 0.5%, compared to fiscal 2012. The increase in net sales was primarily a result of volume increases of $9.6 million, or 1.4%, offset in part by a price decline of $6.0 million, or 0.9%. Volume increases in the U.S. Distribution and Canada Distribution businesses were primarily driven by increased sales in the product groupings of commercial cleaning chemicals and sanitary maintenance supplies partially offset by decreased sales in food service related products and towel and tissue product groupings. The price decline of 0.9% was primarily related to a shift from the warehouse business to the direct-to-customer business.

Other product category net sales for fiscal 2013 increased by $21.2 million, or 52.0%, compared to fiscal 2012. The increase in net sales was primarily driven by an increase of $14.3 million, or 67.5%, in the freight brokerage component of the third party logistics business. The growth in net sales reflects Unisource’s initiative to invest in and grow this product category as a complementary offering to its existing customer base as well as to potential new customers.

Comparison of the Fiscal Years Ended December 29, 2012 and December 31, 2011

Print product category net sales for fiscal 2012 decreased by $159.6 million, or 6.4%, compared to fiscal 2011. The decrease in net sales was primarily a result of a volume decrease of $159.2 million, or 6.4%, combined with a price decline of $0.4 million. Volume decreases in the Print product category were impacted by the overall decline in the print market. Volume at Graphic decreased $91.8 million, or 11.2%, compared to fiscal 2011. The volume decline was due in part to decreased net sales in Europe of $85.8 million primarily due to customer losses and a weak European economy. Volume decreased $73.2 million, or 4.8%, in the U.S. Distribution and Canada Distribution businesses, primarily driven by decreased sales to existing customers in the product groupings of copy paper, uncoated paper and coated paper. Net sales at PaperPlus increased $5.6 million, or 11.4%, compared to fiscal 2011 primarily driven by a competitor closing retail locations located in several of PaperPlus’ market areas.

Packaging product category net sales for fiscal 2012 increased by $52.9 million, or 5.2%, compared to fiscal 2011. The increase in net sales was primarily a result of a volume increase of $48.1 million, or 4.7%, combined with a price improvement of $4.8 million, or 0.5%. Volume increased $54.5 million, or 5.7%, in the U.S. Distribution and Canada Distribution businesses, primarily driven by increased sales to existing customers in the product groupings of corrugated and folding carton consumer goods packaging, food packaging, packaging films and packaging tapes. Volume at UGS decreased $6.4 million, or 9.8%, compared to fiscal 2011 primarily driven by declining sales related to a single customer.

Facility Supplies product category net sales for fiscal 2012 decreased by $120.9 million, or 15.4%, compared to fiscal 2011. The decrease in net sales was primarily a result of a volume decrease of $121.5 million, or 15.5%, offset in part by a price improvement of $0.6 million, or 0.1%. The decrease in net sales was primarily a result of a volume decline of $87.0 million, or 72.0% of the decline in net sales, attributable to the loss of the Cold Chain Customer. Other volume decreases in the U.S. Distribution and Canada Distribution businesses were primarily driven by decreased sales in the product groupings of food service related products and towel and tissue.

Other product category net sales for fiscal 2012 increased by $23.1 million, or 130.5%, compared to fiscal 2011. The increase in net sales was primarily driven by an increase of approximately $18.1 million, or 78.4%, in the freight brokerage component of the third party logistics business.

Operating Income

The table below presents operating income by product category reconciled to the combined consolidated totals.

	Fiscal Years Ended
	December 31, 2013	December 29, 2012	Increase / (Decrease)	Increase / (Decrease)	December 29, 2012	December 31, 2011	Increase / (Decrease)	Increase / (Decrease)
	(Dollars in millions)
Operating income (loss)
Print	$6.5	$19.5	$(13.0)	(66.7)%	$19.5	$6.1	$13.4	219.7%
Packaging	30.6	20.7	9.9	47.8	20.7	17.1	3.6	21.1
Facility Supplies	7.4	5.0	2.4	48.0	5.0	8.4	(3.4)	(40.5)
Other	2.3	1.9	0.4	21.1	1.9	1.4	0.5	35.7

Total product category operating income	46.8	47.1	(0.3)	(0.6)	47.1	33.0	14.1	42.7

Other (costs) income	(6.6)	0.4	(7.0)	*	0.4	(0.1)	0.5	500.0

Total operating income	$40.2	$47.5	$(7.3)	(15.4)%	$47.5	$32.9	$14.6	44.4%

Comparison of the Fiscal Years Ended December 31, 2013 and December 29, 2012

Print product category operating income for fiscal 2013 decreased by $13.0 million, or 66.7%, compared to fiscal 2012. The decrease was primarily driven by lower sales volumes and increased distribution expenses of $2.1 million offset by decreased restructuring expenses of $1.9 million, decreased asset impairments of $0.7 million and decreased depreciation and amortization expense of $0.6 million. The increase in distribution expenses primarily reflects higher delivery costs and the loss of sublease income at one of the facilities in the U.S. Distribution business. Selling and administrative expenses were unchanged year-over-year, as a result of higher bad debt expense of $5.3 million in fiscal 2013 which was offset by lower commission costs and reductions in sales overhead and corporate expenses primarily related to restructuring programs and other management initiatives.

Packaging product category operating income for fiscal 2013 increased by $9.9 million, or 47.8%, compared to fiscal 2012. The increase was primarily driven by higher sales volumes, decreased selling and administrative expenses of $2.2 million, decreased asset impairments of $0.7 million offset by increased distribution expenses of $2.2 million. The decrease in selling and administrative expenses was primarily attributable to lower costs related to the restructuring initiatives around sales management and sales support. The increase in distribution expenses reflects primarily the higher sales volume in the Packaging product category.

Facility Supplies product category operating income for fiscal 2013 increased by $2.4 million, or 48.0%, compared to fiscal 2012. The increase was primarily driven by decreased selling and administrative expenses of $2.7 million, decreased asset impairments of $3.1 million and decreased restructuring expenses of $0.8 million offset by increased distribution expenses of $1.7 million and a higher percentage of cost of products sold (excluding depreciation and amortization) to net sales due to competitive pricing pressures. The decrease in selling and administrative expenses was primarily attributable to lower costs related to the restructuring initiatives around sales management and sales support and decreased commissions reflecting cost of products sold (exclusive of depreciation and amortization) increasing at a slightly higher percentage than net sales. Distribution expenses increased at a slightly higher rate than sales volume due primarily to higher facility expense at the Canada Distribution business.

Other product category operating income for fiscal 2013 increased by $0.4 million, or 21.1%, compared to fiscal 2012. The increase was primarily driven by higher sales volumes offset by increased distribution expenses of $4.8 million and increased selling and administrative expenses of $2.5 million. The increase in distribution expenses is primarily related to higher volume in the Other product category. The increase in selling and administrative expenses was primarily attributable to investments in the sales force and other support functions for the business and increased bad debt expense.

Other (costs) income was $(6.6) million in fiscal 2013 and consisted primarily of gains recorded on the sales of real estate assets of $7.7 million and merger expenses of $14.3 million related to the Merger. Such (costs) income were not allocated to Unisource’s product categories because management does not believe that there is a correlation between the (costs) income and its product categories and allocation of these amounts is not useful to management in understanding the respective operating results. Other (costs) income was $0.4 million in fiscal 2012 and consisted primarily of the sale of certain assets and a gain recorded in connection with an early lease termination.

Comparison of the Fiscal Years Ended December 29, 2012 and December 31, 2011

Print product category operating income for fiscal 2012 increased by $13.4 million, or 219.7%, compared to fiscal 2011. The increase was primarily driven by decreased distribution expenses of $4.5 million, decreased selling and administrative expenses of $19.4 million, decreased restructuring expenses of $4.3 million and decreased depreciation and amortization expense of $0.7 million offset by a decline in sales volumes. The decline in distribution expenses reflects primarily the decline in volume and the effects of the restructuring initiatives. The decrease in selling and administrative expenses was primarily attributable to lower bad debt expenses, lower commissions related to the decrease in sales volume, and reductions in sales overhead and corporate expenses primarily related to the restructuring initiatives.

Packaging product category operating income for fiscal 2012 increased by $3.6 million, or 21.1%, compared to fiscal year 2011. The increase was primarily driven by higher sales volumes and decreased restructuring expenses of $0.6 million offset by increased selling and administrative expenses of $8.7 million, increased distribution expenses of $2.1 million, increased depreciation and amortization expenses of $1.7 million, and increased asset impairments of $1.0 million. The increase in selling and administrative expenses was primarily attributable to higher commissions associated with sales volume increases, investments in corporate accounts and packaging specialists and an increase in corporate expenses. The increase in distribution expenses reflects primarily the higher sales volume in the Packaging product category.

Facility Supplies product category operating income for fiscal 2012 decreased by $3.4 million, or 40.5%, compared to fiscal 2011. The decrease was primarily driven by lower sales volumes and increased asset impairment expense of $3.1 million offset by decreased distribution expenses of $13.9 million, decreased selling and administrative expenses of $7.6 million, and decreased restructuring expenses of $2.8 million. The decrease in distribution expenses reflects lower volumes primarily related to the loss of the Cold Chain Customer. The decrease in selling and administrative expenses was primarily attributable to lower commissions related to the decrease in sales volume and reductions in sales overhead and corporate expenses primarily related to the restructuring initiatives.

Other product category operating income for fiscal 2012 increased by $0.5 million, or 35.7%, compared to fiscal 2011. Operating income increased at a slower rate than net sales as a result of investments in the sales force and other areas of the business.

Liquidity And Capital Resources

Overview

The cash and liquidity needs of Unisource are provided by operating profits and by the Senior Credit Facility. The Senior Credit Facility has a five-year term and matures on March 15, 2016. The Senior Credit Facility provides for borrowings of up to $613.5 million as follows:

•	Tranche A provides up to $450 million and $150 million of borrowings based upon eligible receivables and inventory in the U.S. and Canada, respectively. Unisource has the right to increase the Tranche A borrowings by up to $150 million (which may be allocated among the U.S. and Canadian sub-facilities as Unisource elects) so long as certain conditions are satisfied.

•	Tranche A-1 provides additional borrowings of up to $10 million in the United States and $3.5 million in Canada, subject to eligibility requirements in the Senior Credit Facility. Advance rates on eligible collateral under Tranche A-1 are amortized on a straight-line basis over 18 months.

Unisource has letters of credit availability of $100 million and $25 million in the United States and Canada, respectively.

The availability is determined based upon a monthly borrowing base calculation, which includes eligible customer receivables and inventory, less outstanding borrowings, letters of credit and certain designated reserves.

Individual borrowings under the Senior Credit Facility generally have terms of three months or less. At the election of Unisource, the Senior Credit Facility bears interest at the Bankers Acceptance (BA) Equivalent or LIBOR, plus an applicable margin, as defined in the Senior Credit Facility. The Senior Credit Facility also allows for borrowings referenced to the U.S. base rate or Canadian prime rate. At December 31, 2013 and December 29, 2012, the weighted average interest rate for these borrowings was 2.9% and 3.2%, respectively. In addition, the Senior Credit Facility has an unused line fee which ranges between 37.5 and 62.5 basis points.

Borrowings under Unisource’s Senior Credit Facility can be used for general business purposes, including operating and capital expenditures, making acquisitions, paying dividends and funding investments, subject to certain requirements and restrictions. Substantially all of Unisource’s consolidated assets in which it holds an ownership interest are encumbered or have been pledged as collateral for the Senior Credit Facility. The Senior Credit Facility restricts the incurrence of additional indebtedness with respect to secured assets and includes other customary restrictions and provisions contained in an asset-based credit facility. Unisource was in compliance with all covenants and restrictions as of December 31, 2013. The Senior Credit Facility will be repaid with borrowings under the ABL Facility at the closing of the Transactions.

Each business day, cash collections received through a network of lock box accounts are transferred into master concentration accounts in the United States and Canada, in which available funds, at Unisource’s direction, are transferred to pay down its U.S. and Canadian loan accounts. Additionally, Unisource, at its direction, funds on a daily basis master disbursement accounts by transferring funds from its U.S. and Canadian loan accounts which exist under the Senior Credit Facility. The cash amounts of $22.2 million at December 31, 2013 and $30.6 million at December 29, 2012, reflect primarily balances in North American lock box and cash concentration accounts, which are pending transfer to pay down Senior Credit Facility borrowings. See “Description of Material Indebtedness” for a description of the terms of the new ABL Facility.

Unisource’s operations outside North America are funded through their individual operating results and by loans and advances which are made under the Senior Credit Facility. Unisource believes that the cash generated from operations plus the availability under the Senior Credit Facility will be adequate to meet anticipated requirements for operating and other expenditures for the foreseeable future.

The following table sets forth a summary of cash flows for the fiscal years ended December 31, 2013, December 29, 2012 and December 31, 2011:

	Fiscal Years Ended
	December 31, 2013	December 29, 2012	December 31, 2011
	(Dollars in millions)
Net cash from (used for):
Operating activities	$(1.5)	$18.1	$40.9
Investing activities	(10.3)	(26.9)	(22.3)
Financing activities	3.6	(4.7)	(13.3)

Operating Activities

Overview

Cash flows from operating activities are primarily affected by the amount of net income (loss) generated by the business, changes in non-cash items and the effect of changes in working capital. At times when the business is growing, working capital will require additional funding. Conversely, if the business contracts, liquidations of working capital would be expected to occur, however, such funds generated may not be sufficient to offset declines in net income (loss), restructuring programs and other measures. Changes in customer accounts receivable aging, inventory levels and vendor payment terms could have a material impact on cash flows from operating activities.

During fiscal 2013 and fiscal 2012, Unisource has experienced pressure from its customers, particularly in the Print product category, for extended payment terms and has experienced delays in customer payments under existing invoice terms. The extended payment terms have not negatively impacted collectability, however even delays or extensions in customer terms of a few days can have a material impact on operating cash flow. Based on the net sales during fiscal 2013, one day of delay in average customer receipts, based on shipping days was estimated to have a negative effect of approximately $16.1 million on working capital. Additionally, during the above period, certain of Unisource’s vendors were offering discount terms or strictly enforcing the discount terms which were offered, to improve their cash flow. In cases where vendors offer payment discounts, it has been the policy of Unisource to take advantage of such discount terms since the economic benefit currently outweighs Unisource’s cost of funds.

Comparison of Fiscal Years Ended December 31, 2013 and December 29, 2012

Unisource used $1.5 million of cash in operating activities during fiscal 2013, a decrease of $19.6 million, compared with the $18.1 million generated during fiscal 2012. The components of the year-over-year decrease in cash provided by operating activities include an increase in net income (loss) of $237.3 million, a decrease in non-cash expenses of $(249.9) million, an increase in the amount of cash required to fund working capital needs of $13.5 million and a change in other long-term assets/liabilities, net of $6.5 million. The decrease in non-cash expenses is primarily attributable to the release of the U.S. deferred tax asset valuation allowance of $238.7 million in fiscal 2013, coupled with the recording of a deferred tax asset valuation allowance in the first quarter of 2012, relating to the operations in Canada. For fiscal 2013, Unisource used $44.9 million of cash to fund its working capital requirements. The primary driver of the usage was a decrease in the average number of days to pay vendors. For fiscal 2012, Unisource used $31.4 million to fund its working capital requirements. The primary drivers of the usage were an increase in the time it took customers to pay, offset by the decline in net sales and a decrease in the average number of days to pay vendors. Throughout fiscal 2013 and 2012, Unisource experienced both pressure from customers to extend terms and pressure from vendors to accelerate payment.

Comparison of Fiscal Years Ended December 29, 2012 and December 31, 2011

Unisource generated $18.1 million of cash from operating activities during fiscal 2012, a decrease of $22.8 million compared with the $40.9 million generated during fiscal 2011. The components of the year-over-year decrease in cash provided by operating activities include an increase in net income (loss) of $32.2 million, a decrease in non-cash expenses of $(30.5) million, an increase in the amount of cash required to fund working capital needs of $22.8 million and a change in other long-term assets/liabilities, net of $(1.7) million. The change in the non-cash expenses is primarily due to lower PIK interest resulting from the partial pay off and conversion of the PIK notes on December 5, 2011 and the pay off of the Graphic seller notes in September of 2011, and the non-cash charge recorded in the first quarter of 2012, relating to the Canada operation deferred tax assets valuation allowance.

For fiscal 2012, Unisource required $31.4 million of cash to fund its working capital requirements. The primary drivers of the change were due to an increase in the time it took customers to pay offset by the decline in net sales and a decrease in the average number of days to pay vendors. For the fiscal year 2011, Unisource required $8.6 million of cash to fund its working capital requirements. The increase in working capital during fiscal 2011 was primarily attributable to higher net sales levels.

Investing Activities

In recent years, Unisource’s capital investments have generally fallen into four primary categories: (1) investments in transportation and warehouse moving equipment, (2) investments in packaging design, testing and select packaging manufacturing equipment, (3) investments in internal-use software and (4) investments in leasehold improvements. Unisource’s policy with respect to buying versus leasing transportation and warehouse moving equipment is based upon a number of factors, including Unisource’s estimate of the economic life of the equipment, the current interest rate environment and estimates regarding the future liquidity needs of Unisource. Purchases of packaging design, testing and select packaging manufacturing equipment, internal-use software and leasehold improvements are generally paid through operating cash flows or through availability under its Senior Credit Facility.

Comparison of Fiscal Years Ended December 31, 2013, December 29, 2012 and December 31, 2011

During fiscal 2013, 2012 and 2011, Unisource used $18.0 million, $26.2 million and $22.3 million, respectively to fund capital expenditures and leasehold improvements. Capital expenditures during fiscal 2013 were primarily made for internal-use software projects, including the software investments required in connection with the North American shared service model program, the upgrade of the Graphic business to a new enterprise platform, the implementation of a new financial consolidation system and purchases of transportation and warehouse moving equipment at the U.S. Distribution and Canada Distribution businesses. Capital expenditures during fiscal 2012 included investments made for select packaging manufacturing equipment in connection with Unisource’s strategy to provide limited manufacturing capabilities to support select customers, investments in internal-use software including the purchase of financial consolidation, general ledger, accounts receivable and account payable systems, internal-use software related to the implementation of a new enterprise system at the Graphic business, and purchases of transportation and material handling equipment at both the U.S. Distribution and Canada Distribution businesses and leasehold improvements. Capital expenditures during fiscal 2011 included primarily investments made for transportation and warehouse moving equipment, packaging design, testing and select packaging manufacturing equipment, investments in internal-use software and leasehold improvements.

In connection with the North American shared service model restructuring program, during the fourth quarter of fiscal 2013, Unisource sold its Richmond Hill, Ontario, Canada and Bangor, Maine warehouses and a cottage located in Montebello, Quebec, Canada. The aggregate proceeds from property and equipment sales totaled approximately $7.7 million.

Financing Activities

Comparison of Fiscal Years Ended December 31, 2013, December 29, 2012 and December 31, 2011

For fiscal 2013, net borrowings under the Senior Credit Facility decreased by $(1.4) million primarily due to the net deficit from operating and investing activities of $(11.8) million, the principal pay down of real estate and equipment leases of $(11.7) million, the increase in bank overdrafts of $16.7 million and a decrease in cash of $8.4 million. For fiscal 2012, net borrowings under the Senior Credit Facility increased by $28.6 million, primarily due to the net deficit between operating cash flow and investing activities of $(8.8) million, the principal pay down of real estate and equipment capital leases of $(10.1) million, the decrease in bank overdrafts of $(23.2) million and a reduction in cash of $13.3 million. For fiscal 2011, net borrowings under the Senior Credit Facility increased by $109.2 million primarily due to the net surplus between operating cash flows and investing activities of $18.6 million, the payment of $(6.8) million in fees related to the execution of the new Senior Credit Facility in March of 2011, the principal pay down of real estate and equipment capital leases of $(8.8) million, the partial pay down of $(100.0) million in connection with the PIK note conversion to Redeemable preferred stock in December of 2011, the payoff of $(10.0) million related to the maturity of the Graphic seller notes in September of 2011, an increase in bank overdrafts of $3.5 million and an increase of cash of $(5.0) million.

Free Cash Flow

For a discussion of free cash flow, see “—Key Performance Measures—Free Cash Flow Trends.”

Senior Credit Facility Availability

The following table reconciles the available borrowing base to excess availability under Unisource’s Senior Credit Facility at the dates indicated.

	December 31, 2013	December 29, 2012	December 31, 2011
	(Dollars in millions)
Available borrowing base(1)(2)	$503.2	$526.9	$514.6

Borrowing under the Senior Credit Facility(3)	289.2	292.2	263.4
Outstanding letters of credit	7.8	9.0	9.1

Total uses under the Senior Credit Facility	297.0	301.2	272.5

Excess availability under Senior Credit Facility	$206.2	$225.7	$242.1

(1)	Available borrowing base amounts reflect the amounts derived for the monthly borrowing base certificates presented to Unisource’s agent bank which were as of the date closest to the fiscal year-end.

(2)	Customer receivables and inventory located outside North America are generally not eligible for inclusion in the available borrowing base.
(3)	Excludes Canadian bank overdrafts which do not reduce availability under the Senior Credit Facility. For financial statement reporting purposes, the Canadian bank overdrafts are included in the balance of outstanding borrowings under the Senior Credit Facility.

As of December 31, 2013, December 29, 2012 and December 31, 2011, Unisource had unused availability under the Senior Credit Facility of $206.2 million, $225.7 million and $242.1 million, respectively.

Future Liquidity

Following the Merger, Unisource’s capital structure and sources of liquidity will change significantly from its historical capital structure. Unisource will no longer participate in its Senior Credit Facility which will be paid off and terminate as of the effective date of the Merger. The historical and future operating cash flow results of Unisource as a stand-alone company could be materially different than the results that may be achieved with the Merger. See “Description of Material Indebtedness” for a description of the ABL Facility.

Off-Balance Sheet Arrangements

Unisource does not have any material off-balance sheet arrangements other than the contractual obligations that are listed below.

Contractual Obligations

The table below presents Unisource’s estimated total contractual obligations at December 31, 2013, including the amounts expected to be paid or settled for each of the periods indicated below.

	Payments Due by Period
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
	(Dollars in millions)
Contractual obligations
Senior Credit Facility(1)	$317.3	$—	$317.3	$—	$—
Real estate capital leases(2)	72.7	15.9	32.2	24.6	—
Equipment capital leases(2)	13.1	3.6	6.1	3.1	0.3
Non-cancelable operating leases(3)	163.3	39.5	56.1	37.4	30.3
Deferred compensation obligations(4)	33.1	2.6	5.4	4.9	20.2
Defined benefit pension plans(5)	8.2	8.2	—	—	—
Redeemable preferred stock dividends and principal(6)	369.8	—	92.3	36.6	240.9
Advisor fees(7)	26.4	4.4	8.8	8.8	4.4

Total	$1,003.9	$74.2	$518.2	$115.4	$296.1

(1)	The Senior Credit Facility matures on March 15, 2016. Interest payments are not included. (refer to Note 7 of Unisource’s consolidated financial statements for the fiscal year ended December 31, 2013).
(2)	Capital lease obligation includes amounts classified as interest.
(3)	Non-cancelable operating leases are presented net of contractual sublease rental income.
(4)	Deferred compensation obligations reflect gross cash payment amounts due.
(5)	The timing and amounts of contributions to the defined benefit pension plans vary as pension contributions depend on government-mandated minimum funding requirements. Unisource expects to contribute $8.2 million in 2014 to its U.S. and Canadian defined benefit pension plans. Due to the future impact of various market conditions, rates of return and changes in plan participants, Unisource cannot provide a meaningful estimate of its future contributions beyond 2014 (refer to Note 8 of Unisource’s consolidated financial statements for the fiscal year ended December 31, 2013).

(6)	On December 5, 2011, Unisource issued Redeemable preferred stock to Georgia-Pacific as partial settlement for outstanding long-term debt obligations that were originally issued in connection with the Bain Capital acquisition of Unisource (refer to Note 10 of Unisource’s consolidated financial statements for the fiscal year ended December 31, 2013). At the date of issuance, the Redeemable preferred stock had a liquidation value of $228.5 million. Under the terms of the Redeemable preferred stock agreement, dividends are accrued daily at an annual rate of 8.0% based on the shares outstanding liquidation value.

Unisource is required to declare a dividend on each share of Redeemable preferred stock in the amount accrued for the one year period ending at the anniversary date (December 5). Any dividends not paid in cash are added to the liquidation value of the Redeemable preferred stock shares.

For each anniversary date which occurs before April 29, 2016, Unisource has the option to either pay the declared dividend amounts in cash or to elect to have the unpaid dividend amount added to the liquidation value of the Redeemable preferred stock. On April 29, 2016, Unisource is required to declare and pay in cash all dividends that are accrued and unpaid as of that date, including unpaid amounts which were previously added to the liquidation value. Since the issuance of the Redeemable preferred stock, Unisource has elected not to pay dividends in cash. If Unisource continues to elect not to pay Redeemable preferred stock dividends in cash, the amount of the April 29, 2016 dividend cash payment will be $92.3 million and the liquidation value of the Redeemable preferred stock after the payment of cash dividend will be $228.5 million. Additionally, under the terms of the Redeemable preferred stock agreement for all periods after April 29, 2016, Unisource is required to declare and pay in cash annual dividends on each April 29 in the amount of $18.3 million. At December 31, 2013, the liquidation value of the Redeemable preferred stock was $268.1 million.

While the shares of Redeemable preferred stock remain outstanding, Unisource cannot, without the written consent of the holders of its Redeemable preferred stock, redeem, purchase or otherwise acquire any of its common stock (unless associated with an employee termination), nor pay or declare dividends or distributions with respect to its common stock. Additionally, without the written consent of the Redeemable preferred stock shareholders, Unisource cannot alter any of the rights and preferences of the Redeemable preferred stock, issue any new shares of Redeemable preferred stock, authorize or issue senior stock, or subdivide the outstanding shares of the Redeemable preferred stock. The holders of the Redeemable preferred stock have no voting rights.

The Redeemable preferred stock shares are contingently redeemable, with written notice from the holders, upon any event of default for a price per share equal to the shares’ liquidation value ($1,000 per share) plus any accrued but unpaid dividends. An event of default includes a change in control of Unisource, an insolvency event, or failure to declare and pay dividends when required. At any time Unisource, with written notice, has the right to redeem all or a portion of the Redeemable preferred stock for the amount up to the liquidation value plus any accrued but unpaid dividends. For purposes of the Contractual Obligations table above, the accrued amount of dividends of $92.3 million which are due on April 29, 2016 are assumed to be paid in cash, accrued dividends of $18.3 million which are due on April 29, 2017 and April 29, 2018 are assumed to be paid in cash and the Redeemable preferred stock liquidation value, plus accrued but unpaid dividends are assumed to be paid on January 1, 2019.

Pursuant to an internal reorganization consummated on January 27, 2014 in preparation for the Merger, the Redeemable preferred stock, as well as all existing UWWH common stock and stock options, were cancelled and all obligations related to the accumulated dividends on such Redeemable preferred stock ownership were terminated. In connection with the internal reorganization, equity interests in UWWH Stockholder were issued to holders of cancelled equity interests on substantially the same economic terms as the cancelled equity interests, including the obligation to pay the accumulated Redeemable preferred stock dividends when due. As of January 27, 2014, Unisource no longer has any obligation with respect to Redeemable preferred stock or the accumulated dividends thereon (refer to Note 10 and Note 11 of Unisource’s consolidated financial statements for the fiscal year ended December 31, 2013).

(7)	Only one year of advisor fees are shown for the period beyond five years as the advisory agreement has no explicit end date. Upon completion of the Mergers, the advisory agreement with Bain Capital will terminate.

The table above excludes estimated funding for asset retirement obligations due to the uncertainty of the ultimate settlement of the obligation. Unisource’s asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its future value and the corresponding asset cost is amortized over the useful life of the asset. At December 31, 2013, Unisource had recorded asset retirement obligations of $7.5 million, including amounts reported as current (refer to Note 9 of Unisource’s consolidated financial statements for the fiscal year ended December 31, 2013).

The timing of cash outflows related to liabilities for uncertain tax positions cannot be estimated and therefore have been excluded from the table. Unisource had liabilities of $1.9 million for uncertain tax positions at December 31, 2013. Related to these uncertain tax positions, Unisource has also recorded a liability for potential interest and penalties of $2.5 million at December 31, 2013 (refer to Note 6 of Unisource’s consolidated financial statements for the fiscal year ended December 31, 2013).

The table above does not reflect certain obligations under employment, retention and other similar agreements of approximately $30 million that may be payable by SpinCo to certain Unisource employees as a result of the Transactions.

Impacts of Merger

Pursuant to an internal reorganization consummated on January 27, 2014 in preparation for the Merger, the Redeemable preferred stock, as well as all existing UWWH common stock and stock options, were cancelled and all obligations related to the accumulated dividends on such Redeemable preferred stock ownership were terminated. In connection with the internal reorganization, equity interests in UWWH Stockholder were issued to holders of cancelled equity interests on substantially the same economic terms as the cancelled equity interests, including the obligation to pay the accumulated Redeemable preferred stock dividends when due. As of January 27, 2014, Unisource no longer has any obligation with respect to Redeemable preferred stock or the accumulated dividends thereon (refer to Note 10 and Note 11 of Unisource’s consolidated financial statements for the fiscal year ended December 31, 2013). Also, at the Closing Date, the Bain Capital advisory agreement will terminate (refer to Note 13 of Unisource’s consolidated financial statements for the year ended December 31, 2013).

In connection with the Merger, UWWH, UWW, Bain Capital and Georgia-Pacific entered into a Consent and Waiver Agreement, whereby Unisource and each of the parties agreed: (i) Unisource would not have the ability to extend the term of the leases under its real estate capital leases and two other warehouse leases with Georgia-Pacific (refer to Note 7 of Unisource’s consolidated financial statements for the year ended December 31, 2013), (ii) Georgia-Pacific would no longer be required to reimburse Unisource for certain future deferred compensation obligations, which at December 31, 2013 had a discounted future obligation of approximately $1.9 million, and (iii) to settle a Canadian tax dispute concerning a tax benefit relating to the tax basis of goodwill at the time of the Bain Capital acquisition of Unisource. The settlement of the tax dispute requires a payment by Unisource which will be based upon the realization of the benefit, but shall not exceed $1.6 million. As of December 31, 2013, Unisource had realized $1.1 million of such benefit. The liability for the amount realized is included in other accrued liabilities in Unisource’s consolidated balance sheets at December 31, 2013 and December 29, 2012, which are included elsewhere in this prospectus.

Critical Accounting Policies And Estimates

The preparation of Unisource’s financial statements in accordance with GAAP requires Unisource to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. Unisource believes that of its significant accounting policies, which are described in Note 1: “Summary of Significant Accounting Policies” in

the audited consolidated financial statements included elsewhere in this prospectus, the following accounting policies are critical because they involve a higher degree of judgment, and the estimates required to be made were based on assumptions that are inherently uncertain. As a result, these accounting policies could materially affect the financial position, results of operations and related disclosures. On an ongoing basis, Unisource evaluates these estimates and judgments based on historical experiences and various other factors that are believed to reflect the current circumstances. While Unisource believes its estimates, assumptions and judgments are reasonable, they are based on information presently available. Actual results may differ significantly from these estimates due to changes in judgments, assumptions and conditions as a result of unforeseen events or otherwise, which could have a material impact on Unisource’s financial position and results of operations.

Revenue Recognition

For fiscal 2013, 2012 and 2011, approximately 98.3%, 98.9% and 99.5%, respectively of Unisource’s net sales were derived from the sale of paper, packaging and facility supply products which were manufactured by third parties, approximately 0.8%, 0.7% and 0.7%, respectively were derived from the sale of packaging and facility supplies equipment, and approximately 1.7%, 1.1% and 0.5%, were derived from services provided by or arranged by Unisource.

Unisource recognizes revenue on the sale of products when persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed or determinable and collectability is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. Certain of the above product sales are derived from shipments arranged by Unisource made directly from the manufacturer to the customer. Unisource is considered to be a principal to these transactions since it, among other factors, controls pricing and terms with respect to the customer, bears the credit risk of the customer defaulting on payment and is the primary obligor to the manufacturer. In certain cases, Unisource is required to estimate whether delivery to the customer has occurred as of the end of the accounting period. Such estimates are based in part on historical delivery information which is calculated based on mode of delivery and updated throughout the year.

Unisource recognizes revenue on the sale of equipment upon delivery and acceptance by its customers. In instances where the equipment includes more than one component, revenue is recognized at the time that all components are installed and functioning. Revenue associated with services is recognized upon the completion of such services.

Taxes collected from customers which are remitted to governmental authorities are accounted for on a net basis. Accordingly, such taxes are excluded from both net sales and expenses.

Impairment of Long-Lived Assets and Goodwill

Long-Lived Assets

Unisource has recorded in its consolidated balance sheet property and equipment with a net book value of $76.3 million and $80.2 million at December 31, 2013 and December 29, 2012, respectively, and intangible assets with finite lives with a net book value of $20.9 million and $24.3 million at December 31, 2013 and December 29, 2012, respectively. Unisource also has intangible assets with indefinite lives related to the Graphic acquisition of $23.4 million at December 31, 2013 and December 29, 2012.

Long-lived assets, including property and equipment and intangible assets with finite useful lives, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Unisource evaluates the carrying value of its long-lived assets by comparing the expected undiscounted future cash flows to the net book value of the assets when it is determined that there are indicators of potential impairment. If it is determined that the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value, calculated using discounted cash flows, is recorded in the consolidated statement of operations as asset impairments.

As part of the process described above, Unisource exercises judgment to:

•	Determine if there are indicators of impairment. Unisource assesses indicators of impairment that include the overall impact of trends in the industry and general economy, current period losses combined with a history of losses, management’s decision to exit a facility for strategic business reasons, and changes in other circumstances that indicate the carrying amount of an asset may not be recoverable;

•	Determine the projected undiscounted future cash flows when indicators of impairment are present. Unisource develops projections of future revenues and expenses over the expected useful life of the asset group to estimate the undiscounted cash flows. The estimate is subject to assumptions related to future sales, margin growth rates, economic conditions, market competition and inflation; and

•	Determine the asset fair value if it is determined that the asset may not be recoverable. In determining the fair value, Unisource often uses internally-developed discounted cash flow models. Assumptions used in the discounted cash flow models include estimating cash flows, which may require Unisource to adjust for specific market conditions, as well as capitalization rates, which are based on asset type, market-specific dynamics and overall economic performance. The discount rate takes into account Unisource’s weighted average cost of capital according to its capital structure and other market specific considerations.

Asset impairment charges of $0.4 million, $4.9 million and $1.0 million were recorded during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. (See the notes to Unisource’s consolidated financial statements for a further discussion of the asset impairment analysis and resulting losses from those analyses).

Goodwill

The balance of goodwill on Unisource’s consolidated balance sheet relates solely to its acquisition of the Graphic business. Unisource performed an assessment in the fourth quarter of 2013 of the goodwill balance, at the reporting unit level, using the income approach. The income approach is a quantitative evaluation to determine the fair value of the reporting unit. Under the income approach, Unisource determined the fair value based on estimated future cash flows discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the reporting unit and the rate of return a market participant would expect to earn. The estimated future cash flows were based on forecasts of future operating results that were probability weighted based upon a discount factor of 25%, which was based on historical performance and expectations regarding the industry and business. These calculations require many estimates, including discount rates, future growth rates, and cost and pricing trends. As a result of the testing, Unisource concluded that the Graphic goodwill was not impaired. Subsequent changes in economic and operating conditions can affect these assumptions and could result in additional interim testing and goodwill impairment charges in future periods which could be material.

Allowance for Doubtful Accounts

The balance of the allowance for uncollectible accounts on Unisource’s consolidated balance sheet was $14.6 million and $19.6 million at December 31, 2013 and December 29, 2012, respectively.

Unisource sells its products to a diverse customer base that includes commercial printers, retail, hospitality, healthcare, governmental, distribution and manufacturing sectors. Credit is generally extended without requiring collateral based on an evaluation of the customer’s credit risk. Unisource relies on a variety of sources to establish its reserves for uncollectable accounts, including customer specific financial information, when available, information purchased from outside credit agencies, including credit agency risk code ratings, customer payment patterns, including past due balances, and specific management judgment. Additionally, for fiscal 2013, approximately 54.4% of Unisource’s sales were in the Print product category, which end users include commercial printers, advertising agencies and book publishers among others, which have experienced a secular decline, as many of their end user customers have migrated to electronic formats. These trends have resulted in consolidations and bankruptcies by companies which serve these markets. It is reasonably possible that future declines in the economy and print market could lead to additional consolidation and bankruptcies, and the resulting increased requirements for bad debt reserves could be material.

Asset Retirement Obligations

The balance of the asset retirement obligations on Unisource’s consolidated balance sheets was $7.5 million and $5.5 million at December 31, 2013 and December 29, 2012, respectively.

Unisource has contractual obligations associated with its warehouse and facility operating leases and its warehouse real estate capital leases which require Unisource to restore the facilities to their original condition less normal wear and tear upon exit of the facility. (Refer to Note 9 to Unisource’s consolidated financial statements for the fiscal year ended December 31, 2013.) The development of Unisource’s asset retirement obligation (“ARO”) is based upon estimates which include the current market restoration costs, the amount and extent of the repair which will be required at a facility, future inflation and discount rates and expected facility exit dates. Cost estimates in part are based on actual costs incurred associated with the exit of similar facilities, input from Unisource’s real estate group and, in certain instances, outside contractors. Assumptions used to estimate Unisource’s ARO liability are updated on an annual basis and when significant changes in facts and circumstances occur which would affect such estimates. Given that the estimates are based on facts and circumstances which will occur at future dates, it is reasonably possible that the actual costs incurred upon the exit of such facilities could result in changes in the ARO liabilities recorded in the consolidated financial statements which are material in nature.

Defined Benefit Pension Obligations

Unisource sponsors defined benefit pension plans both in the United States and in Canada. The determination of Unisource’s defined benefit pension expense in the consolidated statement of operations and the related projected benefit obligations is based on various actuarial assumptions and methodologies. The critical assumptions, which are based on future events include expected rates of return on investments, discount rates, inflation rates, employee retirement patterns and payment selections and mortality rates. These assumptions are reviewed with Unisource’s outside advisors at the end of each fiscal year and are updated as appropriate. Actual experience that differs from the assumptions could have a significant effect on Unisource’s consolidated results of operations, financial position or cash flows. (Refer to Note 8 to Unisource’s consolidated financial statements for the fiscal year ended December 31, 2013 for a further discussion of Unisource’s pension obligations.)

Income Taxes

Unisource records its global tax provision based on the respective tax rules and regulations for the jurisdictions in which it operates. Where Unisource believes that a tax position is supportable for income tax purposes, the item is included in its income tax returns. Where treatment of a position is uncertain, liabilities are recorded based upon Unisource’s evaluation of the “more likely than not” outcome considering technical merits of the position based on specific tax regulations and facts of each matter. Changes to recorded liabilities are made when an identifiable event occurs that changes the likely outcome, such as settlement with the relevant tax authority, the expiration of statutes of limitation for the subject tax year, changes in tax laws, or other relevant events.

A valuation allowance is required to be established or maintained, if based on the available evidence, it is more likely than not such assets will not be realized. In the assessment for a valuation allowance, Unisource gives appropriate consideration to positive and negative evidence related to the realization of the deferred tax assets. Prior to the third quarter of 2013, Unisource had recorded a full valuation allowance against its U.S. and state net deferred tax assets.

During fiscal 2013, Unisource concluded that it was more likely than not that the majority of the valuation allowance against its U.S. federal and a substantial portion of its state deferred tax assets would be utilized. This conclusion was based on a detailed evaluation of all relevant evidence, both positive and negative, including such factors as cumulative income for the last twelve quarters, a recent ability to sustain a level of profitability, and the expectation of continued earnings. Unisource has weighed these positive factors against the negative factors, including a prior history of losses and significant NOL carryforward, and determined that the positive evidence outweighs the negative evidence. Accordingly, Unisource reversed $238.7 million of its valuation allowance against its U.S. federal and a substantial portion of its state net deferred tax assets. A valuation allowance remains for some of Unisource’s state NOL carryforwards that it believes are not more likely than not to be utilized at this time due to the short carryforward periods that exist in certain states. In future periods, the remaining valuation allowance could be reduced if sufficient positive evidence is present indicating that it is more likely than not that a portion or all of Unisource’s remaining deferred tax assets will be realized. After the reversal, Unisource has a valuation allowance of $11.0 million against its state net deferred tax assets as of December 31, 2013.

Prior to fiscal 2012, Unisource had not recorded a valuation allowance for its net deferred tax asset position at its Canadian operations based upon its historical taxable operating performance, the availability of tax loss carrybacks and its expectations regarding future taxable income. During fiscal 2012, Unisource concluded that a 100% valuation allowance was required against its Canadian net deferred tax assets, based on its more likely than not standard assessment, which considered such factors as cumulative loss for the last twelve quarters, recent taxable losses, the complete utilization of tax carryback opportunities in the prior year and expectations regarding future taxable income, including available tax planning strategies. Therefore, Unisource established a full valuation allowance against its net deferred tax assets in Canada of $16.7 million. In fiscal 2013, the Canada Distribution business has not shown sufficient positive evidence to justify releasing part or all of its valuation allowance. Unisource has a valuation allowance of $13.4 million against its Canadian net deferred tax assets as of December 31, 2013.

Significant judgment is required in evaluating the need for and magnitude of appropriate valuation allowances against deferred tax assets. The realization of these assets is dependent on generating future taxable income, as well as successful implementation of various tax planning strategies. While Unisource believes that these judgments and estimates are appropriate and reasonable under the circumstances, actual results could differ from estimated results, which could result in additions to valuation allowances or reductions in valuation allowances. It is reasonably possible that such changes could have a material effect on the amount of income tax expense (benefit) recorded in Unisource’s consolidated statement of operations.

On consummation of the pending merger with xpedx Intermediate, there will likely be a change in ownership of Unisource, as defined under Section 382 of the Internal Revenue Code. Under Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards to offset its post-change income may be limited. Similar rules may apply under state tax laws. Unisource may be limited in its ability to use its NOL carryforwards to reduce taxes owed on the net taxable income that it earns. Any such limitations on the ability to use its NOL carryforwards could adversely impact Unisource’s business, financial condition and operating results.

Contingent Liabilities

At any time, Unisource may be subject to investigations, legal proceedings, or claims related to the ongoing operation of its business, including claims both by and against Unisource. Unisource routinely assesses the likelihood of any adverse outcomes related to these matters, as well as the potential ranges of losses and fees. Unisource establishes accruals for its potential exposure, as appropriate, when losses become probable and reasonably estimable. Where Unisource is able to reasonably estimate a range of potential losses, the best estimate within the range is recorded. Liabilities accrued for legal matters require judgments regarding projected outcomes and range of loss based on historical experience and recommendations of legal counsel. Although the ultimate outcome of legal proceedings underway at any point in time is difficult to reasonably determine, Unisource believes adequate reserves have been established for probable losses and legal costs related thereto.

On February 14, 2013, Unisource was notified by the State of Delaware that they intended to examine the books and records of Unisource to determine compliance with Delaware escheat laws. Since that date, seven other states have joined with Delaware in the audit process which is conducted by an outside firm on behalf of the states and covers the period from 1981 to present. Unisource had been informed that similar audits have generally taken two to four years to complete. Due to the preliminary stages of such audits, Unisource determined that the ultimate outcome cannot be estimated at this time. Claims or liabilities could be asserted and such outcomes could have a material impact on Unisource’s financial position, results of operations and cash flows.

New Accounting Standards Implemented and Accounting Standards Issued and Not Yet Implemented

For a discussion of new accounting standards implemented and accounting standards issued but not yet implemented, see Note 1 of Unisource’s consolidated financial statements for the year ended December 31, 2013 included elsewhere in this prospectus.

Quantitative And Qualitative Disclosures About Market Risk

Unisource is exposed to the impact of interest rate changes and foreign currency fluctuations primarily related to the Canadian dollar.

Interest Rate Risk

Unisource’s exposure to fluctuations in interest rates results primarily from its borrowings under the Senior Credit Facility. Under the terms of the Senior Credit Facility, interest rates are based upon LIBOR or the prime rate plus a margin rate, or in the case of Canada, a banker’s acceptance rate or base rate plus a margin rate. LIBOR based loans can be set for durations of one week, or for periods of one to nine months. The margin rate amount can be adjusted upward or downward based upon usage under the line in two increments of 25 basis points. Unisource’s interest rate exposure under the Senior Credit Facility results from changes in LIBOR, bankers’ acceptance rates, the prime/base interest rates and actual borrowings. The weighted average borrowing interest rate at December 31, 2013 was 2.9%. Based on the average borrowings under the Senior Credit Facility during fiscal 2013, the following table shows the sensitivity of interest rate increases on interest expense under the Senior Credit Facility.

Senior Credit Facility
Change in Interest Rate	Increase (Decrease) in Annual Interest Expense
(Dollars in millions)
(1.0%)	$(2.9)
1.0%	2.9
2.0%	5.9
3.0%	8.8
5.0%	14.6

Historically, Unisource has not entered into interest rate hedges or futures agreements.

Foreign Currency Exchange Rate Risk

Unisource conducts business in various foreign currencies and is exposed to earnings and cash flow volatility associated with changes in foreign currency exchange rates. This exposure is primarily related to international assets and liabilities, whose value could change materially in reference to the U.S. dollar reporting currency. The most significant impact of changes to foreign currency values include certain intercompany loans and advances not deemed to be permanently invested and transactions denominated in currencies which differ from Unisource’s own currency.

Unisource’s significant foreign currency exposure relates to fluctuations in the foreign exchange rate between the U.S. dollar and the Canadian dollar. Net sales from Unisource’s Canadian operations for fiscal 2013 represented 21% of Unisource’s total net sales. Historically, Unisource has not used foreign exchange currency options or futures agreements to hedge its exposure to changes in foreign exchange rates.

BUSINESS OF XPEDX

xpedx is a leading business to business distributor of paper, graphics, packaging and facility supplies products and related equipment and services in the United States and Mexico, with approximately $5.7 billion in net sales in 2013. xpedx markets and distributes these supplies, products and services to more than 58,000 customer locations as of December 31, 2013, including printers, publishers, data centers, manufacturers, higher education institutions, contract packaging/fulfillment providers, healthcare facilities, print design agencies, sporting and performance arenas, retail stores, government agencies, property managers and building service contractors, through more than 1,150 sales professionals, equipment representatives and service technicians.

xpedx offers an extensive portfolio of nationally recognized, high quality public and private brands of paper, graphics, packaging and facility supplies. xpedx’s branded portfolio includes Sustainable Forestry Initiative (SFI) and Sustainable Forestry Stewardship Council (FSC) certified paper and packaging products and facility supplies for environmentally conscious customers sold by Leadership in Energy and Environmental Design (LEED) certified professionals. xpedx also provides a wide range of services, including graphics and structural packaging design services and equipment installation and repair services, which promote the efficient and cost effective operations for its customers. Products and equipment are sourced from approximately 6,000 vendors in the United States and approximately 600 vendors in Mexico as of December 31, 2013, with xpedx serving as an important distribution channel for these vendors. As of December 31, 2013, the xpedx network consisted of 86 strategically located distribution centers in 39 states and Mexico and a fleet of approximately 1,500 trucks and trailers travelling approximately 32 million miles annually in the United States.

International Paper entered the distribution business in 1986 with its acquisition of several distribution companies that were part of the Hammermill Paper Company. Since then, International Paper has grown its distribution business both organically and through the acquisition of over 30 distribution businesses located across the United States and Mexico. International Paper’s distribution business was consolidated into a division operating under the xpedx name in 1998 to serve these important markets.

xpedx Holding Company is currently a wholly-owned subsidiary of International Paper, incorporated for the purpose of receiving and assuming the assets and liabilities primarily associated with xpedx as described under the headings “The Transactions” and “The Contribution and Distribution Agreement and the Ancillary Agreements” in this prospectus.

Reportable Segments

The xpedx business is organized into three reportable business segments—Print, Packaging and Facility Solutions. The following summary describes the products and services offered in each of the segments:

•	Print: The Print segment includes the sale and distribution of printing and communication papers, publishing papers, digital papers, specialty papers, graphics consumables, wide format papers, graphics equipment and related equipment installation and service. Within this segment, xpedx also operates the Bulkley Dunton Publishing Group (“Bulkley Dunton”), which focuses on the sale of coated and uncoated commercial printing and specialty papers to printers, converters, publishers, retailers and specialty businesses for use in magazines, catalogs, books, directories, gaming, couponing and retail inserts and direct mail. Products sold by Bulkley Dunton are predominately shipped directly from the manufacturer to the customer.

•	Packaging: The Packaging segment includes the design, sourcing, sale and distribution of customized packaging and packaging equipment and the sale and distribution of custom and standard corrugated boxes, shrink and stretch films, tape, strapping, cushioning, labels, bags, mailers, molded fiber, bio-polymer and plastics and packaging equipment and related equipment installation and service. This segment also includes fulfillment and contract packaging services.

•	Facility Solutions: The Facility Solutions segment includes the sale and distribution of products necessary to maintain large public facilities, including hand towel and bathroom tissue, cleaning chemicals, disinfectants, skin care products, safety and hazard products, trash bags and receptacles, sanitary maintenance supplies, facilities maintenance equipment and related equipment installation and service. These products are sold to customers for use in their own facilities and for re-distribution.

In 2013, xpedx had net sales and income from continuing operations before income taxes of $5.6 billion and $0.4 million, respectively, of which approximately $3.2 billion, and $27.4 million were from the Print segment, $1.6 billion, and $43.1 million were from the Packaging segment and $0.8 billion, and $(24.1) million were from the Facility Solutions segment, and $0.0 billion and $(46.0) million were from Corporate. Selected financial data for each of xpedx’s reportable segments as well as financial information concerning geographic areas can be found in Note 11 “Financial Information by Reportable Segment and Geographic Area,” in the notes to xpedx’s consolidated financial statements included elsewhere in this prospectus.

In each business segment, xpedx serves a diverse group of customers, from those with single location operations to multinational corporations. In 2013, no single customer accounted for more than 5% of xpedx’s total net sales. Key customer categories for each segment include the following:

•	Print: Commercial printers (including digital wide format and packaging printers), publishers, in-plant print facilities, data centers, print design agencies and in certain limited cases, high volume purchasers of paper.

•	Packaging: Manufacturers, contract packaging/fulfillment firms and transportation companies.

•	Facility Solutions: Manufacturers, higher education institutions, healthcare facilities, sporting and entertainment facilities, retail, food service, government agencies, property managers and building service contractors. xpedx’s customers include foodservice, industrial supply, janitorial and sanitary maintenance and healthcare distributors.

The table below summarizes the percentage of net sales that xpedx received from each of its business segments in the years indicated:

Percentage of Net Sales by Segment
Product	2013	2012	2011
Print	57%	58%	60%
Packaging	28%	26%	25%
Facility Solutions	15%	16%	15%

xpedx distributes well-known national and regional brand products as well as products marketed under xpedx’s private label brands. xpedx’s portfolio of private label products includes coated cut size and folio papers under the Endurance® brand; cleaning chemicals, skin care products and sanitary maintenance supplies under the Reliable® and Spring Grove® brands; and packaging tapes and films under the Tufflex® brand. Products manufactured under xpedx’s private label brands are manufactured in accordance with specifications established by xpedx. We believe that substantially all of xpedx’s private label products are similar or better in quality, price and other key attributes as compared to the nationally branded product. xpedx’s marketing and procurement teams monitor product quality of xpedx’s private brands, including periodic review of manufacturing plants of suppliers. For the year ended December 31, 2013, private label sales in the Print, Packaging and Facility Solutions segments accounted for approximately 12%, 4% and 7%, respectively, of that segment’s total sales.

Sales and Marketing

xpedx utilizes a market-driven strategy to identify targeted customer categories and continuously focuses on the evolving product and service needs of its customers. xpedx’s e-commerce platform, xpedx.com, allows customers to place orders for products, inquire on a 24/7 basis regarding the availability of inventory, check the status of outstanding orders and pending shipments and obtain a wide range of product information. In 2013, xpedx.com received approximately 4.7 million orders for a total $1.4 billion of products. xpedx completed a major upgrade of the platform in 2012, including installation of state-of-the-art software, which provides enhanced functionality and visibility to a broader range of products, thereby increasing opportunities for additional sales. xpedx management believes that its e-commerce capabilities provide a competitive advantage, especially with regard to customer retention.

We believe that ease of ordering, product selection, competitive pricing, the timely and accurate delivery of orders to facilitate customers’ efficient operations and xpedx’s national distribution capabilities are the most important factors in the marketing and distribution of products and services to customers and for maintaining strong relationships with customers. xpedx’s marketing and sales philosophy is based on four key principles:

•	choose markets carefully and establish a leadership position in priority markets;

•	become the “face to the customer”;

•	tailor service propositions to those for which customers will pay; and

•	simplify business systems to facilitate execution on operations and sales.

As of December 31, 2013, xpedx employs more than 1,150 trained and experienced sales professionals, equipment representatives and service technicians and more than 590 customer service representatives, who play a key role in developing and maintaining xpedx’s customer relationships. This group strives to learn customer needs, inform customers of new products and services, assure customers’ continued satisfaction and obtain customer feedback regarding both products and related services. Approximately 58% of xpedx’s experienced sales representatives are compensated on a commission-only basis, but are also eligible to participate in xpedx’s employee benefits programs. xpedx has developed an extensive sales training program designed to recruit and develop the sales capabilities of individuals with two years or less prior sales experience. While sales trainees are participating in the program, they are compensated on a salary basis combined with a reduced commission and bonus opportunity and full employee benefits. In addition to those sales representatives who receive commission-only compensation, approximately 31% of xpedx’s sales representatives receive only a portion of their compensation on a variable or commission basis.

As part of its customer relationships, xpedx also provides ancillary services to customers, including product and equipment selection advice, product usage reports, product usage training, assistance with demand planning and inventory control, as well as access to third party services designed to add value to the customer’s business. Since 2010, xpedx has significantly expanded its packaging design capabilities, establishing five packaging design centers. The design centers provide value added ancillary services through the development of custom packaging prototypes, which are utilized by xpedx sales professionals to assist customers in visualizing and testing new or updated packaging concepts or options. In addition, xpedx provides equipment installation, training and repair services for packaging, facility supplies and graphics related equipment.

Customers

Sales are made through a variety of means ranging from multi-year supply contracts to transactional sales. Many of xpedx’s largest customers have entered into multi-year supply agreements that set forth the terms and conditions of sale, including product pricing and warranties. xpedx has valuable, long-term relationships with many of its customers. Generally, xpedx’s customers are not required to purchase any minimum amount of products from it and place orders on an individual purchase order basis. However, xpedx enters into negotiated supply agreements with a minority of its customers. In the Packaging and Facility Solutions segments, xpedx’s business is less transactional, allowing the company to maintain longer-term primary or secondary supplier-customer relationships. No single customer accounted for more than 5% of xpedx’s total net sales in 2013.

Operations

As of December 31, 2013, xpedx had a network of 68 distribution centers and 13 “mini-distribution” centers across the United States, totaling approximately 8.5 million square feet of warehouse space. xpedx’s five distribution centers in Mexico total approximately 0.6 million square feet. These facilities are strategically located in order to efficiently serve xpedx’s customer base in the surrounding area while also facilitating expedited delivery services for special orders. As used in this prospectus, a DC or Distribution Center is a warehouse which is the primary facility in a specific geography, generally a metro area. An MDC or Mini Distribution Center is one of 13 specific smaller warehouses that serve primarily small order volumes. MDCs can be co-located in a geographic area with a larger full-size DC. We operate, but did not include in our counts here, smaller satellite locations or cross docks even if they hold inventory.

During the past three years, xpedx has worked to optimize its delivery system by consolidating inventory in fewer but larger centralized locations, utilizing hub and spoke networks and installing state-of-the-art warehouse management systems in many DCs, along with truck routing software in most of our locations. xpedx’s logistics professionals have leveraged their collective expertise and the company’s technology to minimize overall logistics costs, reduce future facility and delivery fleet expansion needs and assure accurate and timely delivery of every customer order.

The map below shows xpedx’s locations as of December 31, 2013.

Timely and accurate delivery of a customer’s order, on a consistent basis, is an important criteria in a customer’s decision to purchase products and services from xpedx. Delivery of products is provided through two primary channels, either from xpedx’s warehouses or directly from the manufacturer. Less than truckload quantities of a product from a single manufacturer most often originate from an xpedx warehouse, while full truckload quantities are typically shipped directly from the manufacturer to the customer or the customer’s designated destination. The profitability on sales from the warehouse floor compared to direct sales can vary significantly, and the warehouse / direct mix of product deliveries varies by business segment. xpedx’s distribution centers offer a range of delivery options, from daily to monthly, depending on the customer’s needs and preferences, and the strategic placement of the distribution centers also allows for delivery of special or “rush” orders to many customers.

Purchasing and Merchandising

xpedx purchases from thousands of suppliers, both domestic and international, across its business segments. Although varying by segment, xpedx’s suppliers consist generally of large corporations selling brand name and private label products, and to a more limited extent, independent regional and private label suppliers. Suppliers are selected based on customer demand for the product and a supplier’s total service, cost and product quality offering. Purchases by xpedx from other businesses of International Paper represented approximately 13% of xpedx’s cost of products sold in fiscal 2013. Upon consummation of the Transactions, the combined company plans to continue purchasing uncoated paper, paperboard and corrugated products from International Paper, and under the terms of the Supply Agreement described under the heading “The Contribution and Distribution Agreement and the Ancillary Agreements—Supply Agreements” in this prospectus will purchase uncoated paper and paperboard from International Paper.

xpedx’s centralized sourcing organization supports the warehouse and handles the purchasing of core public and private brands from key national suppliers in each segment. The Bulkley Dunton business operates as a direct ship brokerage business aligned with xpedx’s core supplier strategy. In addition, under the guidance and oversight of the centralized sourcing team, xpedx’s merchandising personnel located within individual distribution centers source custom products and products not available within xpedx’s core offering in order to meet specialized customer needs.

The product sourcing program is designed to ensure that xpedx is able to offer consistent product selections and market competitive pricing across the enterprise while maintaining the ability to serve localized market requirements. xpedx’s procurement program is also focused on replenishment which includes purchase order placement and managing the total cost of inventory by improving the number of days inventory is on hand, negotiating favorable payment terms and maintaining vendor-owned and vendor-managed programs. As one of the largest purchasers of paper, graphics, packaging and facility supplies, xpedx can qualify for volume allowances with some suppliers and can realize significant economies of scale. xpedx in turn enters into incentive agreements with certain of its largest customers, which are generally based on sales to these customers.

Working Capital

The combined company’s working capital needs generally reflect the need to carry significant amounts of inventory in our distribution centers to meet delivery requirements of our customers, as well as significant accounts receivable balances. As is typical in our industry, our customers often do not pay upon receipt, but are offered terms which are heavily dependent on the specific circumstances of the sale. It is expected that our accounts receivable balances will generally reflect average days that sales are outstanding of approximately 40-45 days after invoicing.

Corporate Headquarters and Shared Service Center

International Paper’s corporate staff currently provides a number of services to xpedx in the areas of accounting and finance, treasury, cash management, employee benefits, labor relations, real estate and construction, information technology and systems, corporate governance, investor relations, risk management and insurance, human resources, procurement, legal, business strategy, tax compliance and government relations. Upon consummation of the Merger Agreement, International Paper will continue to provide certain of these services for up to 24 months following the Distribution pursuant to the Transition Services Agreement, as further described under the heading “The Contribution and Distribution Agreement and the Ancillary Agreements—Transition Services Agreement” in this prospectus.

xpedx’s Shared Services, based in Loveland, Ohio, along with certain outsourced arrangements, performs centralized support services for employees, xpedx distribution centers, Bulkley Dunton and customers, including human resources, payroll administration, training and development, marketing, financial services such as vendor payments, credit, information technology, e-Commerce, certain accounting and logistics services, national account sales and administration, sales and use tax administration, procurement and sales support.

Warehouse Network Optimization and Capital Improvements

Since 2010, xpedx has focused on improving productivity and customer service by consolidating from 107 distribution centers and 122 retail outlets with 11.5 million square feet of storage space to our footprint of 73 distribution centers and 13 mini-distribution centers with approximately 9.1 million square feet of storage space as of December 31, 2013. As part of this transition, capital improvements for warehouse fixtures and equipment, along with state-of-the-art warehouse management systems in many locations, were added. These expenditures were approximately $9.8 million, $13.3 million and $17.4 million during 2013, 2012 and 2011, respectively. During the three years ended December 31, 2013, capital expenditures were financed primarily by internally generated funds.

Employees

As of March 31, 2014, xpedx had approximately 4,750 full time employees in the United States and approximately 420 in Mexico. In the United States approximately 10% of employees were represented by unions, primarily the International Brotherhood of Teamsters. Labor contract negotiations are handled on an individual basis by a team of International Paper and xpedx Human Resources and Legal personnel. Less than 5%, of xpedx’s unionized employees had collective bargaining agreements expire during fiscal 2013. We consider labor relations to be good.

Competition

While xpedx is one of the few distributors to have a national distribution network in each of its business segments, there is significant existing and emerging competition in each of the business segments in which xpedx distributes products and services. The types and levels of competition vary significantly by segment.

The following summary briefly describes the key competitive landscape in each of the business segments:

•	Print: There are hundreds of regional and local companies engaged in the marketing and distribution of paper and graphics products. While we believe there are few national distributors of paper and graphics products similar to xpedx, several regional and local distributors have cooperated together to serve customers nationally. xpedx’s customers also have the opportunity to purchase product directly from paper and graphics manufacturers, including International Paper. In addition, competitors also include regional and local specialty distributors, office supply and big box stores, independent brokers and large commercial printers that broker the sale of paper in connection with the sale of their printing services.

•	Packaging: The packaging market is fragmented, consisting of competition from multiple regional packaging distributors, national and regional manufacturers of packaging materials, independent brokers, and both catalog based and online business-to-business suppliers. We believe there are few national packaging distributors with substrate neutral design capabilities similar to xpedx’s capability.

•

Facility Solutions: There are few national but numerous regional and local distributors of facility supplies. Several groups of distributors have created strategic alliances among multiple distributors to provide broader geographic coverage for larger customers. Other key competitors include the business-to-business divisions of big box stores, purchasing group affiliates, and both catalog based and online business-to-business suppliers.

We believe that xpedx’s competitive advantages include its over 1,500 sales and marketing associates; the breadth of xpedx’s selection of quality products including its high quality private brands; xpedx’s e-commerce platform which provides customers with efficient product ordering, real time information on product availability, and individual order status. The breadth of products distributed and services offered, the diversity of the types of customer served, xpedx’s broad geographic footprint in the United States and Mexico buffers the impact of regional economic declines while also providing a network to readily serve xpedx’s national accounts.

Government Relations

As a distributor, xpedx’s transportation operations are subject to the U.S. Department of Transportation Federal Motor Carrier Safety Regulations.

The xpedx business is also subject to federal, state and local regulations regarding licensing and inspection of its facilities, including compliance with the U.S. Occupational Safety and Health Act. These regulations require xpedx to comply with health and safety standards to protect its employees from accidents and establish hazard communication programs to transmit information on the hazards of certain chemicals present in the Jan-San products xpedx distributes.

xpedx is also subject to regulation by numerous U.S. and Mexican federal, state and local regulatory agencies, including but not limited to, the U.S. Department of Labor which sets employment practice standards for workers. Although xpedx is subject to other U.S. and Mexican federal, state and local provisions relating to the protection of the environment and the discharge or destruction of materials, these provisions do not materially impact the use or operation of the company’s facilities. Compliance with these laws has not had, and is not anticipated to have, a material effect on xpedx’s capital expenditures, earnings or competitive position.

Intellectual Property

The xpedx business has numerous well recognized trademarks, including private brands, in each of the segments within which xpedx distributes its products. In 2013, sales of products sold under private brands accounted for approximately 9% of total sales. xpedx’s U.S. trademarks are effective for a 10-year period, and xpedx generally renews its trademarks before the expiration dates unless a particular trademark is no longer in use. xpedx does not have any material patents or licenses.

As a distributor of products and services, xpedx does not manufacture any products. During the last three years, xpedx has not had any research and development expenditures.

Litigation

xpedx is involved in legal proceedings arising in the ordinary course of business. xpedx is not involved in any legal proceedings that we believe will result, individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations.

Properties

We consider xpedx’s properties to be suitable and adequate for their intended purposes. xpedx continually evaluates location, size and attributes to maximize efficiency, deliver top quality customer service, and achieve economies of scale.

Executive Offices

The office space at xpedx’s current operational headquarters and Shared Services center in Loveland, Ohio area totals 163,000 square feet of space owned by International Paper. Following the Distribution, we will lease this space from International Paper. This lease is expected to be for two years. The xpedx business also leases approximately 13,000 square feet of office space in New York City which houses Bulkley Dunton’s primary sales and business offices. In addition, substantially all of xpedx’s distribution centers have a portion of the leased or owned space dedicated to office space for the support of that distribution center or a group of distribution centers’ sales and operations.

Distribution Centers

As of December 31, 2013, xpedx maintained a total of approximately 9.1 million square feet of warehouse space in 86 distribution centers, including 0.6 million square feet of warehouse space in distribution centers located in and serving customers in Mexico. Of the 9.1 million square feet of distribution space, 2.1 million square feet was owned and 7 million square feet was leased as of December 31, 2013. We believe that the distributions centers are adequately maintained and suitable for xpedx’s ongoing operations. We also consider each of the distribution centers important to maintaining xpedx’s network of operations and ability to serve customers.

BUSINESS OF UNISOURCE

Overview

Unisource is a leading distributor of printing and business paper products, packaging supplies and equipment, and facility supplies and equipment, primarily in the United States and Canada. Additionally, Unisource has international operations in Europe, Asia and Latin America. Unisource is one of the largest independent print, packaging and facility supplies distributors in North America with approximately $4.1 billion in net sales in fiscal 2013. Unisource markets and distributes its products, supplies and services to approximately 48,000 customers, based on customer bill-to locations. Unisource is organized into six business units (U.S. Distribution, Canada Distribution, Graphic, Rollsource, PaperPlus and UGS) and sells four primary product categories (Print, Packaging, Facility Supplies and Other) as described below. The print market has experienced a secular decline in North America for several years as a result of increasing electronic distribution and communication and eCommerce. Unisource is addressing the declining print market by focusing on global corporate end-use customers who have a ready need for improved paper and print consultative and management services and by investing in and focusing on its three other product categories.

Unisource stocks more than 80,000 different commercial paper, business paper, imaging supplies, packaging supplies and equipment products and facility supplies and equipment products. Through an expansive supplier network, Unisource also has ready access to thousands of additional products to fulfill its customers’ specific requirements. Unisource sells its products to a diverse customer base that includes building service contractors, catalog and direct mail providers, commercial printers, consumer goods providers, cruise lines, food processors, healthcare providers, higher education institutions, government agencies, fulfillment industry, hotels and resorts, manufacturers and property managers. No single customer accounted for more than 5% of Unisource’s net sales for fiscal 2013.

History

Unisource was incorporated in August 1975. Prior to December 31, 1996, Unisource was a wholly-owned subsidiary of Alco Standard Corporation (“Alco”). In December 1996, in connection with Alco’s spin-off of Unisource, Unisource became a separate public company. Unisource was acquired by Georgia-Pacific, now owned by Koch Industries, in July 1999. In November 2002, Bain Capital acquired approximately a 60 percent ownership interest in Unisource, while Georgia-Pacific retained approximately a 40 percent ownership interest.

Unisource Business Units

The following is a brief summary of Unisource’s business units.

U.S. Distribution

The U.S. Distribution business sells products manufactured by a wide variety of vendors, including those sold under its Unisource brands. The U.S. Distribution business unit generated approximately $2,333.7 million, or 57.0%, of Unisource’s net sales for fiscal 2013. The U.S. Distribution business unit provides services through a network of 75 distribution facilities in 40 states and a fleet of approximately 298 trucks to sell and supply its products in all 50 states in the United States. The U.S. Distribution business utilizes approximately 8.9 million square feet of warehouse space. The U.S. Distribution business sells products in each of Unisource’s primary product categories.

Print product category net sales were approximately $1,076.3 million, or 46.1%, of the U.S. Distribution business’ total net sales for fiscal 2013. Commercial printers, retailers, publishers, business form manufacturers, direct mail firms and the digital printing industry represent the key markets for the U.S. Distribution print products. The key print products included coated paper, uncoated paper and copy paper, which are most often used in catalogs, brochures, advertising supplements, annual reports, business forms, retail circulars, and other imaging and copy formats.

Packaging product category net sales were approximately $861.0 million, or 36.9%, of the U.S. Distribution business’ total net sales for fiscal 2013. Manufacturing, fulfillment industry, food processors, commercial printers, retail and healthcare represent key markets for packaging products. Significant products within the Packaging product category include corrugated and folding carton consumer goods packaging, packaging films, protective packaging supplies and packaging tapes. The U.S. Distribution business provides two engineering solutions centers which design and test packaging solutions for Unisource’s customers.

Facility Supplies product category net sales were approximately $334.5 million, or 14.3%, of the U.S. Distribution business’ total net sales for fiscal 2013. Key markets for this product category include building service contractors, manufacturers, healthcare, governmental agencies, food processors, fulfillment industry and hospitality. Products sold in this product category include towels and tissues, commercial cleaning chemicals, trash can liners and sanitary maintenance supplies and equipment.

The Other product category within the U.S. Distribution business includes Unisource Logistics Solutions (“ULS”), which was started by the U.S. Distribution business in 2009 to optimize its supply chain capabilities and warehouse and transportation network. ULS provides customers with outsourced supply chain solutions, also known as third-party logistics services, which include freight brokerage, material handling, warehousing and kitting. Net sales for this product category represented approximately $61.9 million, or 2.7%, of the U.S. Distribution business’ net sales for fiscal 2013.

Canada Distribution

The Canada Distribution business sells products manufactured by a wide variety of vendors, including those products sold under its Unisource brands.

The Canada Distribution business represented approximately $846.5 million, or 20.7%, of Unisource’s net sales for fiscal 2013. The Canada Distribution business provides services through a network of 17 distribution facilities and a fleet of approximately 102 trucks, with warehouse locations in 9 provinces that sell products to all 13 provinces and territories. The Canada Distribution business utilizes approximately 1.8 million square feet of warehouse space and sells primarily products in the Print, Packaging and Facility Supplies product categories.

Print net sales were approximately $294.0 million, or 34.7%, of the Canada Distribution business total net sales for fiscal 2013. Key markets for print products include commercial printers, publishers, retailers, distributors, advertising and designers and digital printers. Significant products in this category include copy paper, coated paper and uncoated paper that are most often used in catalogs, brochures, advertising supplements, annual reports, business forms, retail circulars, and other imaging and copy formats.

Packaging net sales were approximately $221.4 million, or 26.2%, of the Canada Distribution business net sales for fiscal 2013. Grocery, food processors, distributors, manufacturers and retailers represented key markets for packaging products. Significant products in this category include food packaging, packaging supplies, flexible packaging films, and corrugated and folding carton consumer goods packaging.

Facility Supplies net sales were approximately $331.1 million, or 39.1%, of the Canada Distribution business net sales for fiscal 2013. Key markets for facility supplies include distributors, retailers, food service, hospitality, grocery, healthcare and property managers. The key products sold in this category include towels and tissues, food service related products, commercial cleaning chemicals and trash can liners.

Graphic

Graphic is Unisource’s paper and print brokerage business. Graphic sells paper products and print management services and also provides ecommerce procurement and supply chain management software that enables its customers to centralize and standardize their paper procurement processes. Graphic has operations in the United States, Mexico, the United Kingdom, Belgium and Brazil and represented approximately $671.6 million, or 16.4%, of Unisource’s net sales for fiscal 2013.

Rollsource

Rollsource provides customized paper conversion services of commercial printing paper for distribution. Rollsource’s key markets are document centers and form printers. Rollsource represented approximately $125.4 million, or 3.1%, of Unisource’s net sales for fiscal 2013.

PaperPlus

PaperPlus primarily serves the small printer markets through its 39 retail locations throughout the United States. The products offered primarily include uncoated free sheet paper, copy paper and coated free sheet paper. PaperPlus represented approximately $56.2 million, or 1.4%, of Unisource’s net sales for fiscal 2013.

Unisource Global Solutions

UGS is Unisource’s packaging design and engineering business. UGS designs, develops, tests and sources packaging products for its customers. UGS operates in the United States, China, Malaysia, Taiwan, Singapore and Poland and represented approximately $55.7 million, or 1.4%, of Unisource’s net sales for fiscal 2013. UGS has its headquarters in Chandler, Arizona, which is also the location of its primary packaging design, engineering and testing facility. This facility has capabilities that allow UGS to design and test a wide variety of packaging materials. Recently, the UGS business has been investigating the possibility of engaging in limited packaging manufacturing. During the fiscal years 2011, 2012 and 2013, UGS invested an aggregate amount of $7.7 million related to packaging, design, testing and select packaging manufacturing equipment which is located at its Chandler, Arizona and Lodz, Poland facilities. During fiscal 2013, the Lodz, Poland facility generated $0.9 million of net sales related to its start-up manufacturing initiative.

Unisource Product Categories

Unisource product categories are based on product designations used by its U.S. Distribution and Canada Distribution businesses. Unisource’s Graphic, Rollsource and PaperPlus businesses sell primarily items in the Print product category and UGS sells products primarily in the Packaging product category. The Other product category is primarily offered by the U.S. Distribution business.

The U.S. Distribution business sells packaging and facilities supplies equipment, and the Canada Distribution business sells wide-format printing, packaging and facilities supplies equipment, each on a limited basis to compliment their product lines. The aggregate amount of equipment sales represented 0.8% of Unisource’s net sales for fiscal 2013. Additionally, the U.S. Distribution business, including the ULS division, the Canada Distribution business and UGS provide services for fees which include third party logistics services, equipment maintenance and repair services and packaging design services. The aggregate amount of revenue derived from such services was 1.7% of Unisource’s Net sales for 2013.

These product categories, as a percentage of consolidated net sales, were represented as follows:

	Fiscal Year Ended
	December 31, 2013	December 29, 2012	December 31, 2011
Print	54%	57%	58%
Packaging	28%	26%	24%
Facility Supplies	16%	16%	18%
Other	2%	1%	0%

The following describes the major product lines and services and customers of each of Unisource’s Print, Packaging, Facility Supplies and Other product categories.

•

Print: Unisource’s Print product category represented approximately $2.2 billion in net sales for fiscal 2013. This product category encompasses the sale and distribution of high quality commercial printing, writing, copying and digital printing paper to commercial printers, retailers, publishers, business form manufacturers, direct mail firms and the digital printing industry, as well as corporate and retail copy centers, in-plant print facilities, government institutions and other paper-intensive businesses. These products are used in a variety of catalogs, brochures, advertising supplements, annual reports, business forms, retail circulars and other imaging or copying formats.

Unisource also provides eCommerce procurement and supply chain management solutions to its printing customers through its uAdvantage integrated electronic paper management system, as well as customized paper conversion services through its Rollsource centers and retail products and services through its 39 PaperPlus locations throughout the United States. Graphic provides managed print and promotional procurement solutions to a variety of multi-national companies and commercial printers.

Unisource also provides a range of paper products under its own brands such as Nordic, Econosource, uBrand, Starbrite and Comet.

•	Packaging: Unisource’s Packaging product category represented approximately $1.1 billion in net sales for fiscal 2013. The Packaging product category encompasses the sale and distribution of consumer goods packaging, packaging for industrial or manufacturing components and point-of-sale displays, as well as the sale and distribution of single function or fully automated packaging machines. Products in this category include corrugated and folding carton consumer goods packaging, packaging films, protective packaging and packaging tapes. Unisource’s engineering solutions centers design and test packaging solutions. Unisource provides several packaging products and equipment under its Unisource brand, which include stretch film, carton sealing tape and stretch wrapping equipment.

•	Facility Supplies: Unisource’s Facility Supplies product category represented approximately $0.7 billion in net sales for fiscal 2013. The Facility Supplies product category involves the sale and distribution of a broad range of supplies, equipment and service, principally to manufacturers, food processors, retail, health care providers, building service contractors and property managers, hospitality and lodging industry, higher education and government agencies. Products distributed include towels, tissues, wipes and dispensers, can liners, commercial cleaning chemicals, soaps and sanitizers, sanitary maintenance supplies and equipment, safety and hazard supplies, and shampoos and amenities from leading manufacturers. Unisource also provides a wide range of facility supplies products under its own brands such as uBrand, Respect PUR, Chemtrol and others.

•	Other: Unisource’s Other product category represented approximately $0.1 billion in net sales for fiscal 2013. The Other product category includes outsourced supply chain solutions, also known as third-party logistics services, which includes freight brokerage, material handling, warehousing and kitting.

For fiscal 2013, approximately 14% of Unisource’s net sales were made under its own private label brands.

Working Capital

Unisource’s working capital needs generally reflect the need to carry significant amounts of inventory in its distribution centers to meet delivery requirements of its customers, as well as significant accounts receivable balances. As is typical in the industry, customers often do not pay upon receipt, but are offered terms which are heavily dependent on the specific circumstances of the sale. It is expected that the accounts receivable balances will generally reflect average days that sales are outstanding of approximately 40-45 days after invoicing.

Distribution and Logistics

Unisource provides supply chain management through its 92 North American distribution facilities, providing next-day services to most major metropolitan areas in the United States and Canada. Unisource offers variable access to approximately 10.7 million square feet of warehouse space spread among its North American distribution facilities. Unisource also offers delivery services on its private fleet of approximately 400 “Big Red”

trucks, supplemented by its relationships with the nation’s top freight carriers. ULS provides supply chain analytics, e-fulfillment and inventory management solutions. Additionally, UGS operates an approximately 90,000 square foot distribution and packaging manufacturing facility in Lodz, Poland.

Unisource distributes products from its distribution facilities and through mill direct-to-customer deliveries. Approximately 51% and 71% of Unisource’s Print and Packaging product category net sales in fiscal 2013, respectively, were generated through its own distribution facilities, and approximately 49% and 29%, respectively, were generated through mill direct-to-customer deliveries. The quantity of the goods ordered and the delivery lead times are the primary factors involved in determining whether an order will be fulfilled from a Unisource distribution facility or direct-shipped to the customer from a mill or manufacturer. Facility supplies products are distributed primarily from Unisource’s distribution facilities.

Unisource maintains distribution facilities in 40 states in the United States, in 9 provinces in Canada and at one location in Poland.

Unisource operates through 93 distribution facilities, of which 89 are leased and 4 are owned. Unisource generally prefers to lease its warehouse locations, as it provides the flexibility to expand or relocate its facilities at the end of the lease terms to serve evolving markets and meet changes in business needs. Unisource’s leased distribution facilities comprise approximately 10.5 million square feet of warehouse space, while owned locations comprise approximately 0.3 million square feet of warehouse space. The following table summarizes Unisource’s distribution facilities by country, whether leased or owned and by respective square footage.

	Number of Distribution Facilities			Approximate Warehouse Square Footage
				(in millions)
Country	Leased	Owned	Total	Leased	Owned	Total
U.S.	74	1	75	8.8	0.1	8.9
Canada	14	3	17	1.6	0.2	1.8
Poland	1	—	1	0.1	—	0.1

Total	89	4	93	10.5	0.3	10.8

Unisource believes that its distribution facilities are adequately maintained and suitable for its ongoing operations. Unisource also considers its distribution facilities important to maintaining its network of operations and its ability to provide high quality services to its customers.

International Operations

Unisource has international operations in Canada, Latin America, Asia and Europe. During fiscal 2013, Unisource’s international net sales were approximately $896.0 million with approximately $846.5 million attributable to the Canada Distribution business and approximately $49.5 million attributable to other international operations. As of December 31, 2013, approximately 24% of Unisource’s net assets were attributable to foreign operations.

Canada and other international operations, as a percentage of consolidated net sales, were represented as follows:

	Fiscal Year Ended
(% of Net sales)	December 31, 2013	December 29, 2012	December 31, 2011
Canada	21%	21%	23%
Other international	1%	2%	4%

Net assets in Canada and other international countries were as follows:

	Fiscal Year Ended
	December 31, 2013	December 29, 2012
	(Dollars in millions)
Canada	$90.5	$84.9
Other international	4.3	10.4

There are certain risks attributable to foreign operations, including, but not limited to, currency fluctuations and the political environment.

Suppliers/Vendors

Products and equipment are sourced in North America, Europe and Asia from approximately 2,800 vendors in the United States, approximately 600 vendors in Canada and approximately 100 vendors in Europe and Asia, with Unisource serving as an important North American distribution channel for many of these vendors.

Unisource’s print suppliers include the major North American paper producers. Its ten largest suppliers accounted for approximately 60% of its paper and printing purchases in fiscal 2013. Unisource’s packaging suppliers include major North American packaging material manufacturers and suppliers. Its ten largest suppliers accounted for approximately 38% of its packaging purchases in fiscal 2013. Unisource has numerous facility supplies product vendors. Unisource’s ten largest suppliers in this category accounted for approximately 59% of facility supplies and equipment product purchases in fiscal 2013.

Unisource does not anticipate a supply interruption from any of its significant vendors of Print, Packaging or Facility Supplies product categories, however, if any such interruption were to occur, Unisource believes it would be able to arrange comparable alternative supply arrangements.

Fluctuations in Operating Results; Sensitivity to Pulp and Paper Prices

Unisource’s net sales and net income (loss) have fluctuated from quarter-to-quarter due to a combination of factors, including changes in pulp and paper prices. These price changes can significantly impact Unisource’s Print product category, which accounted for 54% of net sales in fiscal 2013. Prices rose steadily in 2010 following the economic downturn, but prices have generally trended lower over the course of the past several years, driven by over-capacity and falling secular demand.

Rising pulp prices can produce higher profits and often represent favorable market conditions for Unisource, especially when market conditions allow Unisource to quickly pass along increased product costs to customers. Declining pulp and paper prices generally produce lower revenues and profits for Unisource even when volume and trading margin percentages remain constant. Declines in pulp and paper prices also may alter purchasing patterns and cause customers to defer paper purchases or deplete inventory levels until long-term price stability occurs. See “Risk Factors—Risk Related to the Combined Company’s Business—Changes in prices for raw materials, including pulp and paper, could negatively impact the combined company’s results of operations and cash flows.”

Sales and Marketing

Unisource has approximately 760 sales representatives who sell current and new product solutions to its customers. Unisource’s extensive distribution network and national presence enable it to service national account customers, and its large size gives it important economies of scale in product purchasing and supply chain management. In addition, Graphic provides managed print and promotional procurement solutions to a variety of multi-national companies and commercial printers.

Unisource has developed and implemented a business and marketing strategy that focuses on delivering value-added services to its customers. Unisource’s core growth strategy is to help Fortune 1000 companies efficiently drive customer loyalty by providing complete, integrated consultative solutions. The following solutions comprise Unisource’s fundamental set of offerings:

•	innovative, custom packaging and integrated logistics solutions;

•	full service print management solutions; and

•	value-added facilities solutions and support services.

Competition

Each of Unisource’s businesses operates within highly competitive markets. One characteristic that all of its target markets share is strong price competition. Unisource believes that the principal competitive factors in these markets include price, responsiveness to customer needs, quality of customer service and the range of products maintained in inventory for quick delivery.

Unisource’s Print product category’s competitors consist of numerous regional distributors and independent local distributors and very few distributors with a national presence. Several regional and local distributors have joined together to provide marketing and distribution capabilities across a broad geographic area for national customers.

The market for packaging products is extremely fragmented, and Unisource’s packaging products face competition from national and regional packaging distributors, national and regional manufacturers of packaging materials, independent brokers and both catalog-based and online business-to-business suppliers.

In the fragmented facility supplies market, Unisource competes with a large number of local and regional distributors, as well as several national distributors. Large customers, even national accounts, often desire to do business with a network of independent regional distributors rather than depend on one company such as Unisource. Other key competitors include the business-to-business divisions of big box retailers, purchasing group affiliates and both catalog-based and online business-to-business suppliers.

Information Technology Systems

Unisource has made significant investments in its enterprise-wide eBusiness Solutions platform. Its eBusiness Solutions platform provides real-time critical information, increases ordering efficiency, reduces costs and improves accuracy across its customers’ supply chain. eBusiness Solutions includes a user-friendly eCommerce platform for real-time visibility across all account activity, Electronic Data Interchange (“EDI”) capabilities, end-to-end enterprise integration, third-party partnerships, integrated paper and print management solutions via its uAdvantage solutions and technology for automatic replenishment and inventory management.

Unisource’s eCommerce site is used by most of its businesses with its facility supplies and packaging customers using it most frequently to place online orders. Advanced integration solutions, system-to-system integration and EDI are used most frequently by Unisource’s large national accounts.

Unisource utilizes a variety of sophisticated packaged and custom system solutions to support order-to-cash, procure-to-pay, general management and administration as well as reporting and analytics functions. More recent technology investments include customer relationship management, business intelligence, pricing optimization and administration, sales compensation management and financial planning and consolidation tools.

Capital Improvements

Over the past three years through fiscal 2013, Unisource invested approximately $66.5 million primarily in information technology systems for internal-use, as described above, warehouse and other building improvements, transportation and warehouse moving equipment and equipment for packaging design, testing and select packaging manufacturing. Unisource believes that investments in these areas enable it to continually improve operational efficiency throughout the distribution process from sales order entry to material receipt and handling, through product delivery to the customer. Additionally, capital expenditures to implement or enhance its enterprise resource planning systems have enabled Unisource to more efficiently service customers who have a geographical presence throughout North America.

Employees

Unisource employs approximately 4,200 people, including sales, supply chain, and customer service personnel, on a worldwide basis, located primarily in North America. Approximately 73% of Unisource’s total workforce is employed in the United States, approximately 24% of its work force is employed in Canada and the remaining 3% is employed in Asia, Latin America and Europe. Approximately 11% of Unisource’s worldwide employees are represented by 26 collective bargaining agreements (“CBAs”). In the United States, approximately 11% of Unisource’s employees are represented by CBAs. There are 21 separate CBAs in the United States, with a total of 3 unions and approximately 88% of these unionized employees are covered under CBAs with the International Brotherhood of Teamsters. In Canada, approximately 11% of Unisource’s employees are unionized under 5 CBAs and approximately 81% of these unionized employees are covered under CBAs with Unifor.

There have been no strikes or work stoppages in the last 10 years. Unisource believes its relations with its employees and unions are good.

Properties

Unisource’s corporate offices are located in the Atlanta, Georgia metropolitan area located at 6600 Governors Lake Parkway, Norcross, GA 30071. This facility consists of approximately 47,000 square feet of office space.

Unisource considers its properties to be suitable and adequate for their intended purposes. See additional information regarding Unisource’s distribution facilities provided above in the section captioned “—Distribution and Logistics.”

Intellectual Property

Unisource uses a number of trademarks, service marks and trade names which are important to its business. The Unisource name and related logos are Unisource’s most important marks and are used throughout its business. The Unisource name and related logos are registered throughout North America and in other countries where relevant to Unisource’s business operations. Unisource’s rights in these marks may generally be renewed an unlimited number of times. Other trademarks, service marks and trade names which Unisource uses in its business are registered in the U.S. and Canada and certain of which are maintained in other countries.

In fiscal 2013, net sales of products sold under Unisource’s private brands accounted for approximately 14% of total net sales. Unisource does not have any material patents or licenses.

Regulation

As a distributor, Unisource’s transportation operations are subject to the U.S. Department of Transportation Federal Motor Carrier Safety Regulations. Unisource’s business is also subject to federal, state and local regulations regarding licensing and inspection of its facilities, including compliance with the U.S. Occupational Safety and Health Act. These regulations require Unisource to comply with health and safety standards to protect its employees from accidents and establish hazard communication programs to transmit information on the hazards of certain chemicals present in products distributed by Unisource. Unisource is also subject to federal, state and local regulations related to certain products it resells or warehouses. All private label products are manufactured by contract manufacturers. Federal, state and local provisions relating to the protection of the environment or the discharge of hazardous materials or relating to products have not had, and are not expected to have, a material effect on Unisource’s financial condition or competitive position.

Unisource is also subject to regulation by numerous U.S., Canadian and other federal, state and local regulatory agencies, including but not limited to, the U.S. Department of Labor which establishes employment practice standards for workers. Compliance with these laws has not had, and is not anticipated to have, a material effect on Unisource’s financial condition or competitive position.

Unisource is subject to unclaimed property (escheat) laws and regulations in the United States. On February 14, 2013, Unisource was notified by the State of Delaware that they intended to examine the books and records of Unisource to determine compliance with Delaware escheat laws. Since that date, seven other states have joined with Delaware in the audit process. Unisource has determined that the ultimate outcome cannot be estimated at this time. Claims or liabilities could be asserted and such outcomes could have a material impact on Unisource’s financial position, results of operations and cash flows.

Litigation

Unisource is involved in legal proceedings arising in the ordinary course of business. Unisource is not involved in any legal proceedings that it believes will result, individually or in the aggregate, in a material adverse effect upon Unisource’s financial condition, results of operations and cash flows.

MANAGEMENT OF SPINCO FOLLOWING THE TRANSACTIONS

The following table sets forth certain information, as of April 30, 2014, concerning our directors and our executive officers following the completion of the Transactions.

Name	Age	Position
Mary A. Laschinger	54	Chief Executive Officer and Chairman
Stephen J. Smith	50	Senior Vice President and Chief Financial Officer
Charles B. Henry	49	Senior Vice President Integration and Change Management
Mark W. Hianik	54	Senior Vice President, General Counsel and Corporate Secretary
Timothy D. Kutz	50	Senior Vice President Supply Chain^
Thomas S. Lazzaro	50	Senior Vice President Field Sales and Operations
Joseph B. Myers	49	Senior Vice President Facility Solutions, Strategy and Commercial Excellence^
Barry R. Nelson	49	Senior Vice President Publishing and Print Management
Elizabeth Patrick	46	Senior Vice President and Chief Human Resources Officer
Neil Russell	42	Senior Vice President Corporate Affairs
Darin W. Tang	48	Senior Vice President Packaging^
Daniel J. Watkoske	45	Senior Vice President Print
Allan R. Dragone, Jr.	58	Director*
Daniel T. Henry	64	Director*
Tracy A. Leinbach	54	Director*
Seth A. Meisel	41	Director*
William E. Mitchell	70	Director*
Michael P. Muldowney	50	Director*
Charles G. Ward, III	61	Director*
John J. Zillmer	58	Director*

*	Messrs. Dragone, Henry, Mitchell, Meisel, Muldowney, Ward and Zillmer and Ms. Leinbach will become directors upon consummation of the Transactions.
^	Timothy D. Kutz will become Senior Vice President Supply Chain, Joseph B. Myers will become Senior Vice President Facility Solutions, Strategy and Commercial Excellence and Darin W. Tang will become Senior Vice President Packaging upon consummation of the Transactions.

Executive Officers

The Merger Agreement provides that, as of the completion of the Transactions, the executive officers of SpinCo will consist of the following executives. All of these executives who will be our executive officers following the completion of the Transactions are currently employees of either International Paper or Unisource. Following the completion of the Transactions, none of our executive officers will be employees of International Paper.

Mary A. Laschinger, Chief Executive Officer and Chairman of the Board of Directors, has served as Senior Vice President of International Paper Company, a global packaging and paper manufacturing company, since 2007 and as President of its xpedx distribution business since January, 2010. She previously served as President of International Paper’s Europe, Middle East, Africa and Russia business, Vice President and General Manager of International Paper’s Wood Products and Pulp businesses and in other senior management roles at International Paper in sales, marketing, manufacturing and supply chain. Ms. Laschinger joined International Paper in 1992. Prior to joining International Paper, Ms. Laschinger held various positions in product management and distribution at James River Corporation and Kimberly-Clark Corporation. Ms. Laschinger has significant knowledge and executive management experience running domestic and international manufacturing and distribution businesses as well as a deep understanding of xpedx and the industry in which it operates. Ms. Laschinger also serves as a director of Kellogg Company.

Stephen J. Smith, Senior Vice President and Chief Financial Officer, was hired by International Paper in March 2014 to serve in this role. Previously, Mr. Smith served as Senior Vice President and Chief Financial Officer of American Greetings Corporation, a global greeting card company, from November 2006 to March 2014. Previously, Mr. Smith served as Vice President of Investor Relations and Treasurer of American Greetings from April 2003 to November 2006. Prior to American Greetings, Mr. Smith served as Vice President and Treasurer of General Cable Corporation, a global wire and cable manufacturer and distributer, and Vice President, Treasurer and Assistant Secretary of Insilco Holding Company, a telecommunications and electrical component products manufacturer. During Mr. Smith’s tenure as a public company chief financial officer, he helped lead several strategic acquisitions and was responsible for the design and execution of the capital structure for a recent management buyout.

Charles B. Henry, Senior Vice President Integration and Change Management, has served as Vice President, Strategy Management and Integration of xpedx since March 2013 and is currently a member of the xpedx Senior Lead Team. Prior to that, he served as Director of the xpedx Strategy Management Office from August 2010 to March 2013. Prior to that, he served as a Director in International Paper’s Supply Chain Project Management Office. Mr. Henry joined International Paper in 1986 and served in a variety of supply chain, sales and general management roles within International Paper’s Program Management Office, Printing and Communications Papers business and Global Supply Chain operations. Mr. Henry has significant strategy and project management experience in the manufacturing and distribution industries.

Mark W. Hianik, Senior Vice President, General Counsel and Corporate Secretary, was hired by International Paper in January, 2014 to serve in this role. Previously, Mr. Hianik served as Senior Vice President, General Counsel and Chief Administrative Officer for Dex One Corporation, an advertising and marketing services company, from March 2012 to May 2013. Prior to that Mr. Hianik served as Senior Vice President, General Counsel and Corporate Secretary for Dex One (and its predecessor, R.H. Donnelley Corporation) from April 2008 to March 2012. R.H. Donnelley Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in May 2009 emerging with a confirmed plan as Dex One in January 2010 and Dex One filed a pre-packaged bankruptcy petition under Chapter 11 in March 2013 to effect a merger consummated in April 2013. Mr. Hianik previously served as Vice President and Assistant General Counsel for Tribune Company, a diversified media company, and as a corporate and securities partner in private practice. Mr. Hianik has significant experience as a public company general counsel and leader of corporate administrative functions as well as significant mergers and acquisitions, securities, corporate finance and corporate governance experience.

Timothy D. Kutz, Senior Vice President Supply Chain, has served as Executive Vice President, Global Strategy & Market Creation, for Unisource Worldwide, Inc. since November 2012. In this role, Mr. Kutz is responsible for Global Strategy, Information Technology, Marketing, Sustainability and Corporate Communications. Mr. Kutz joined Unisource in 2007 as Senior Vice President and Chief Information Officer. Prior to Unisource, Mr. Kutz was a partner for Accenture, a global management consulting, technology services and outsourcing company, and had worked in its Global Forest Products Practice since 1999. Previously, Mr. Kutz served as an IT director for Union Camp Corporation, a paper company acquired by International Paper. Mr. Kutz has significant information technology, supply chain, and strategy experience in the manufacturing, forest products and distribution industries.

Thomas S. Lazzaro, Senior Vice President Field Sales and Operations, has served as Executive Vice President, Supply Chain of xpedx since March 2013 and is currently a member of the xpedx Senior Lead Team. In this position, Mr. Lazzaro leads the procurement, operations, inventory management, customer service, pricing and e-commerce functions for xpedx. Mr. Lazzaro joined xpedx in January 2011 as Executive Vice President and Chief Procurement Officer, responsible for all aspects of the purchasing organization. From October 2007 to May 2010, Mr. Lazzaro held several positions with HD Supply, a construction supply company, including President of White Cap Construction Supply and President of Creative Touch Interiors. Previously, Mr. Lazzaro was a senior executive with Home Depot and General Electric. Mr. Lazzaro has significant experience in general management, supply chain, operations and finance positions in the manufacturing and distribution industries.

Joseph B. Myers, Senior Vice President Facility Solutions, Strategy and Commercial Excellence, was hired by International Paper in April 2014 to serve in this role. Previously, Mr. Myers served as President of Oldcastle Building Solutions, a unit of Oldcastle Inc., one of the nation’s largest building products companies, from February 2012 to April 2014. From August 2000 to February 2012, Mr. Myers was a Partner at McKinsey & Company, where he was a designated expert in sales and market growth development and led client engagements across various industries, including distribution, paper, packaging and chemicals. Previously, Mr. Myers held positions in sales, marketing and general management with BP Amoco. Mr. Myers has significant experience in senior leadership, general management, consulting, strategy and business transformation positions.

Barry R. Nelson, Senior Vice President Publishing and Print Management, has served as Group Vice President, Sales-Publishing for xpedx since December 2012. In this role, Mr. Nelson oversees and directs sales and operations for xpedx’s publishing business, Bulkley Dunton. From August 2002 to December 2012, Mr. Nelson served as Senior Vice President of Sales and Marketing for NewPage Corporation, a paper manufacturing company. NewPage filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in September 2011 and emerged with a confirmed plan in December of 2012. Previously, Mr. Nelson served as Executive Vice President of Sales, Marketing and Client Delivery at ForestExpress, a technology joint venture of leading forest product companies. Mr. Nelson has significant sales and sales leadership experience in the paper manufacturing and distribution industries.

Elizabeth Patrick, Senior Vice President and Chief Human Resources Officer, has served as Vice President, Human Resources, of xpedx since March 2013 and is currently a member of International Paper Company’s Human Resources & Communications Lead Team and the xpedx Senior Lead Team. Prior to that, she served as Director, Human Resources-Field Operations of xpedx from October 2012 to March 2013. Prior to that, Ms. Patrick served as Vice President of Human Resources of TE Connectivity, a global electronics manufacturing and distribution company, from April 2008 to October 2012. Previously, Ms. Patrick served as Vice President Human Resources of Guilford Mills, Inc., an automotive and specialty markets fabrics manufacturer, and in a variety of roles of increased responsibility with General Motors Company and GM spin-off, Delphi Corporation, a global automotive parts manufacturer. Ms. Patrick has significant human resources and finance management and leadership experience.

Neil Russell, Senior Vice President Corporate Affairs, was hired by International Paper in February 2014 to serve in this role. Previously, Mr. Russell served as Vice President—Investor Relations of Sysco Corporation, a global business-to-business foodservice distributor, from August 2007 to February 2014. Previously, Mr. Russell served as Director of Investor Relations of Delta Air Lines. While at Delta, Mr. Russell also held positions of increasing responsibility including Director of Financial Analysis and worked in the areas of Strategic Planning and Network Analysis. Mr. Russell has significant experience as an investor relations officer for global public companies, as well as significant financial planning and public relations experience.

Darin W. Tang, Senior Vice President Packaging, has served as President of the Packaging Solutions Group for Unisource Worldwide, Inc. since January 2013. Since joining Unisource in 2004, Mr. Tang has held positions as Area Vice President of Packaging, Senior Vice President of Packaging, Senior Vice President for the East Region and National Packaging Director and President, Sales of the Industry Business Group. Prior to joining Unisource, Mr. Tang served as Director of Sales with Intertape Polymer Group, Inc., a specialty manufacturer of packaging products and systems, and in various roles in sales and training with Scott Paper Company/Kimberly Clark, a manufacturer of personal care products to the distribution and retail channels. Mr. Tang has significant sales and sales management experience in the paper and packaging manufacturing and distribution industries.

Daniel J. Watkoske, Senior Vice President Print, has served as Executive Vice President Sales for xpedx since January 2011 and is currently a member of the xpedx Senior Lead Team. In this role, Mr. Watkoske is responsible for sales effectiveness and revenue growth for the Print, Packaging, and Facility Solutions segments. Mr. Watkoske’s additional sales channel responsibilities in his current role include xpedx’s publishing business, Bulkley Dunton, redistribution business, Saalfeld, international supply chain business, Global Solutions, and sales support businesses, which include packaging design centers, equipment sales and service. Prior to that,

Mr. Watkoske served as Group Vice President for the xpedx Metro New York Group from January 2008 to January 2011. Previously, Mr. Watkoske served as Vice President National Accounts for xpedx. Mr. Watkoske joined International Paper in 1989 as a sales trainee for Nationwide Papers, which later became part of xpedx. Mr. Watkoske has significant sales, sales management and operations experience in the paper and packaging distribution industries.

Directors

The Contribution and Distribution Agreement and the Merger Agreement provide that, as of the completion of the Transactions, the board of directors of SpinCo will consist of the following directors, the majority of whom will not be employees of SpinCo or its affiliates and will satisfy the director independence requirements of the SEC and the NYSE. We have listed below biographical information for each person who is currently expected to be a member of the board of directors of SpinCo as of the completion of the Transactions in addition to Ms. Laschinger.

Allan R. Dragone, Jr., has served as Chief Executive Officer of Unisource Worldwide Inc., a leading North American business-to-business print, packaging and facilities supply distribution company, since February 2004 after serving as President, Unisource Paper, since September 2003. Mr. Dragone started his business career with Champion International, a paper and wood products producer, in 1978 and served in various roles, including Vice President of Sales and Marketing for International and Newsprint. In 1998, Mr. Dragone left Champion to become the Chief Executive Officer of Graphic Communications, an independent paper procurement and print procurement company. Unisource later acquired Graphic in September 2003. Mr. Dragone brings to the board of directors his extensive print, packaging and facilities distribution experience and his experience running Unisource for the past 10 years.

Daniel T. Henry, served as the Chief Financial Officer of American Express Company, a global financial services company, from October 2007 until his retirement in August 2013 and as its Executive Vice President from February 25, 2007 until his August 2013 retirement. Mr. Henry served as Acting Chief Financial Officer of American Express Company from February 2007 until October 2007. While at American Express, Mr. Henry was responsible for leading the company’s finance organization and representing American Express to investors, lenders and rating agencies. Mr. Henry joined American Express in 1990 and served in a variety of senior finance roles including Comptroller. Prior to joining American Express, Mr. Henry was a Partner with Ernst & Young LLP. Mr. Henry brings to the board of directors substantial experience and expertise with respect to complex financial systems, public company financial management and reporting, and financial and strategic planning. Mr. Henry also serves as a director of Groupon, Inc.

Tracy A. Leinbach, served as Executive Vice President and Chief Financial Officer of Ryder System, Inc., a global leader in supply chain, warehousing and transportation management solutions, from March 2003 until her retirement in February 2006. Ms. Leinbach served as Executive Vice President of Ryder’s Fleet Management Solutions from March 2001 to March 2003, Senior Vice President, Sales and Marketing from September 2000 to March 2001, and she was Senior Vice President, Field Management from July 2000 to September 2000. Ms. Leinbach also served as Managing Director-Europe of Ryder Transportation Services from January 1999 to July 2000 and previously she had served Ryder Transportation Services as Senior Vice President and Chief Financial Officer from 1998 to January 1999, Senior Vice President, Business Services from 1997 to 1998, and Senior Vice President, Purchasing and Asset Management for six months during 1996. From 1985 to 1996, Ms. Leinbach held various financial positions in Ryder subsidiaries. Prior to her career with Ryder, Ms. Leinbach, a former licensed CPA, worked in public accounting for Price Waterhouse. Ms. Leinbach possesses particular knowledge, expertise and perspectives in corporate finance; operations, sales and logistics; and in strategic planning and risk management; expertise in issues regarding the management of a multinational corporation; and expertise regarding financial reporting and accounting issues for large public companies. Ms. Leinbach also serves as a director of Hasbro, Inc. and Forward Air Corporation.

Seth A. Meisel, is a Managing Director of Bain Capital, LLC, a leading private alternative asset management and financial services company, where he has been employed since 1999. Prior to joining Bain

Capital, from 1995-1999, Mr. Meisel was as consultant and manager at Mercer Management Consulting, a global consulting firm, in the industrial, financial services and retail industries. Mr. Meisel currently serves as a director of several Bain Capital portfolio companies and as a director of UWWH. Mr. Meisel formerly served as a director of Sensata Technologies. Mr. Meisel brings to the board of directors extensive corporate finance and investment experience as well as a significant understanding of Unisource’s business.

William E. Mitchell, is the managing partner of Sequel Capital Management, LLC, an investment management firm that he founded in 2010. Mr. Mitchell served as the chairman of the board of directors of Arrow Electronics, Inc. from May 2006 until December 2009, and also served as President and Chief Executive Officer of Arrow Electronics, Inc. from February 2003 to May 1, 2009. Prior to that, Mr. Mitchell was Executive Vice President of Solectron Global Services, Inc. from 1999 to 2003 and was Chairman, President and Chief Executive Officer of Sequel, Inc. from 1995 to 1999 until its acquisition by Solectron. Mr. Mitchell brings to the board of directors extensive experience as president and chief executive officer of a global distribution company, extensive knowledge of international business operations and significant experience in the governance of large publicly-traded corporations. Mr. Mitchell currently serves as a director of Humana, Inc., Rogers Corporation and Spansion, Inc. In addition to serving as chairman of Arrow Electronics, Inc., Mr. Mitchell previously served as a director of Brown-Forman Corporation and National Semiconductor Corporation.

Michael P. Muldowney, is the Founder and Chief Executive Officer of Foxford Capital, LLC, a strategic financial advisory and investment management firm, founded in 2012. From 2007 to 2011, Mr. Muldowney served as the Executive Vice President and Chief Financial Officer of Houghton Mifflin Harcourt Company, a global educational publishing company. From March 2011 through September 2011, Mr. Muldowney also served as Houghton Mifflin Harcourt Company’s Interim Chief Executive Officer. Houghton Mifflin Harcourt Company filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in May 2012 and emerged with a confirmed plan in June 2012. Previously, Mr. Muldowney served in various capacities, including as Chief Operating Officer, Chief Financial Officer, President and Director, at Nextera Enterprises, Inc., a consulting firm. Early in his career, Mr. Muldowney held various management positions with Marsh & McLennan Companies, including Corporate Controller and Principal of the Mercer Management Consulting subsidiary. Mr. Muldowney, a former licensed Certified Public Accountant, brings to the board of directors a broad-based business background, significant financial expertise and leadership skills and experience leading an initial public offering.

Charles G. Ward, III, has been a partner at Perella Weinberg Partners, a global, independent advisory and asset management firm, since March 2012. From October 2010 to December 2011, Mr. Ward served as Chief Investment Officer for Arcapita Inc., a private equity firm. Arcapita filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in March 2012 and emerged with a confirmed plan in September 2013. From 2002 to 2010 Mr. Ward was President of Lazard Ltd, a leading financial advisory and investment management firm. Prior to that, Mr. Ward served as Global Head of Investment Banking and Private Equity for Credit Suisse First Boston and as a Co-Founder and member of the board of directors of Wasserstein Perella Group, a U.S. investment bank. Mr. Ward brings to the board of directors extensive investment banking, capital markets and private equity experience.

John J. Zillmer, is the retired Executive Chairman of Univar Inc., a leading global distributor of industrial and specialty chemicals and related services, which position he held from May 2012 to December 2012. Mr. Zillmer served as President and Chief Executive Officer of Univar Inc. from October 2009 to May 2012. Prior to joining Univar Inc., Mr. Zillmer was Chairman and Chief Executive Officer of Allied Waste Industries, Inc., the nation’s second-largest waste management company, from May 2005 until December 2008, when Allied Waste Industries, Inc. merged with Republic Services, Inc. Previously, Mr. Zillmer spent 18 years at Aramark Corporation, a leading foodservice, facilities and uniforms provider, in roles of increasing responsibility, the last of which was President, Food and Support Services. Mr. Zillmer brings to the board of directors strong leadership skills, broad experience with public and private boards of directors, and extensive knowledge in the areas of strategy development and execution, operational efficiencies, management of global operations, capital investments and executive compensation. Mr. Zillmer also serves as a director of Ecolab Inc. and Reynolds American, Inc.

Board Composition and Director Independence

Effective upon completion of the Transactions, our business and affairs will be managed under the direction of our board of directors. We expect that we will have nine directors upon the completion of the Transactions. Our directors will hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

All of the directors of SpinCo, other than Mary A. Laschinger and Allan R. Dragone, Jr., are expected to be independent directors as determined in accordance with the criteria for independence required by the NYSE.

Under our amended and restated certificate of incorporation, our board of directors shall initially consist of nine directors and thereafter shall consist of such number of directors as may be determined from time to time by resolution of the board of directors. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director. Each director will hold office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal.

Upon the UWWH Stockholder and its affiliates in the aggregate ceasing to hold at least 3% of the outstanding shares of SpinCo common stock and equity securities issued in respect of such SpinCo common stock, any individual nominated by the UWWH Stockholder to the SpinCo board of directors is required to promptly tender his or her resignation to the SpinCo board of directors and will not remain a director of SpinCo, unless a majority of the SpinCo board of directors affirmatively votes not to accept such director’s resignation. Messrs. Dragone and Meisel are the UWWH Stockholder nominees to SpinCo’s board of directors.

Committees of the Board of Directors

Effective upon completion of the Transactions, our board of directors will have the following committees, each of which will operate under a written charter that will satisfy the applicable standards of the SEC and the NYSE and be posted to our website in connection with the Transactions.

Audit and Finance Committee

The Audit and Finance Committee, which we expect will consist of Messrs. Henry, Muldowney and Ward and Ms. Leinbach, will have the responsibility for, among other things, assisting the board of directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors’ qualifications and independence; the performance of our internal audit function and independent auditors; our proposed and ongoing finance arrangements; and our compliance with legal and regulatory requirements and our code of business conduct and ethics.

We expect that the board of directors will determine that each of the members of the Audit and Finance Committee qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC and is “financially literate” under the NYSE rules. We expect that Mr. Henry will chair the Audit and Finance Committee.

Compensation and Leadership Development Committee

The Compensation and Leadership Development Committee, which we expect will consist of Messrs. Henry, Meisel, Muldowney and Zillmer, will have the responsibility for, among other things, reviewing and approving the compensation and benefits of our employees, directors and consultants, administering our employee benefits plans, authorizing and ratifying stock option grants and other incentive arrangements and authorizing employment and related agreements. We expect that Mr. Zillmer will chair the Compensation and Leadership Development Committee.

Nominating and Governance Committee

The Nominating and Governance Committee, which we expect will consist of Messrs. Meisel, Ward, Zillmer and Ms. Leinbach, will have the responsibility for, among other things, identifying and recommending candidates to the board of directors for election to our board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us and overseeing board of directors evaluations. We expect that Mr. Meisel will chair the Nominating and Governance Committee.

Code of Ethics for Senior Executives and Financial Officers and Code of Business Conduct and Ethics

Prior to the completion of the Transactions, our board of directors intends to adopt a Code of Ethics for Senior Executives and Financial Officers that applies to our senior executive and financial officers, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions. A copy of the Code of Ethics for Senior Executives and Financial Officers, which may be a stand-alone code or incorporated into the Code of Business Conduct and Ethics described below, will be made available on our website. We will also maintain a Code of Business Conduct and Ethics that governs all of our employees. We will promptly disclose any substantive changes in or waiver of, together with reasons for any waiver of, either of these codes granted to our executive officers, including our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions, and our directors by posting such information on our website.

COMPENSATION OF DIRECTORS

We have not yet paid any compensation to the individuals who will become SpinCo’s directors. We intend to establish a director compensation policy prior to the consummation of the Transactions.

It is currently expected that the non-management directors of the board of directors of SpinCo will be paid annual directors’ fees in the amount of $210,000, consisting of $85,000 in cash and $125,000 in equity or other compensation of similar value. Additional annual cash stipends will be paid to each of the committee chairs and to the lead director. The stipend amounts and form of equity awards are subject to the determination of our board of directors in establishing and approving the final director compensation policy. Following the consummation of the Transactions, we also expect to pay to each non-management director of the board of directors of SpinCo (other than Messrs. Dragone and Meisel) a portion of their annual directors’ fees as compensation for their services to SpinCo for the period prior to the consummation of the Transactions.

EXECUTIVE COMPENSATION

SpinCo has not yet paid any compensation to the individuals who will become its executive officers, and we have not yet made any determinations with respect to the compensation of the executive officers following the Transactions, other than as described below. Information as to the historical compensation by International Paper and Unisource of certain persons who will become executive officers of SpinCo upon the completion of the Transactions is not indicative of the compensation of those executives following the completion of the Transactions. Accordingly, SpinCo has not included information regarding compensation and other benefits paid to those executives by International Paper or Unisource, as the case may be, during 2013 or prior years.

Upon completion of the Transactions, our board of directors will have a Compensation and Leadership Development Committee. In connection with the completion of the Transactions, the Compensation and Leadership Development Committee will commence to oversee and determine the compensation of the Chief Executive Officer and other executive officers of SpinCo and evaluate and determine the appropriate executive compensation philosophy and objectives for SpinCo and the process for establishing executive compensation. The Compensation and Leadership Development Committee will evaluate and determine the appropriate design of SpinCo’s executive compensation program and make any adjustment to the compensation arrangements currently contemplated and described below. If determined to be necessary or appropriate by the Compensation and Leadership Development Committee, the Compensation and Leadership Development Committee will retain a compensation consultant to provide advice and support to the committee in the design and implementation of the executive compensation program for SpinCo.

Compensation Philosophy

Our expected compensation philosophy is described below. Following the consummation of the Transactions, our Compensation and Leadership Development Committee will review and consider this philosophy and may make adjustments as it determines are necessary or appropriate. The current compensation philosophy for the combined company aims to achieve the following:

•	retain key leadership and talent;

•	align executives with investors and the long-term vision and growth strategy of the combined company;

•	ensure line-of-sight to key performance measures and results of the combined company;

•	differentiate and segment workforce based on performance and individual contribution to the success of the combined company; and

•	focus on challenging performance goals to creatively drive solutions and develop tools to support significant growth.

Primary Elements of Expected Compensation from SpinCo

We expect that our executive compensation program will consist of the following key elements:

Base Salary. Base salary is the fixed element of an executive officer’s annual cash compensation and is intended to attract and retain highly qualified executives and to compensate for expected day-to-day performance. Each of our executive officers will be paid base salary. Factors that we expect our Compensation and Leadership Development Committee to consider in making determinations about the base salaries for our executive officers following the completion of the Transactions include the executive officer’s position, responsibilities associated with that position, length of service, experience, expertise, knowledge and qualifications, market factors, the industry in which we operate and compete, recruitment and retention factors, the executive officer’s individual compensation history, salary levels of the other members of our executive team and similarly situated executives at comparable companies, and our overall compensation philosophy. Our Chief Executive Officer’s employment agreement provides for a specified base salary in accordance with these criteria, and the expected base salaries of our other executive officers will also be determined in accordance with these criteria. See “—Key Elements of Expected Compensation from SpinCo” below.

Annual Bonus Compensation. Our executive officers are also expected to be eligible for annual bonus compensation, which is intended to motivate the executive officers to achieve short-term company performance goals, to align executive officers’ interests with those of the stockholders and to reward the executive officers for superior individual achievements. Following the completion of the Transactions, we expect that our Compensation and Leadership Development Committee will establish an annual incentive plan and annual bonus framework for our executive officers. The respective employment arrangements of certain of our executive officers may also provide for a specified target annual bonus opportunities. See “—Key Elements of Expected Compensation from SpinCo” below.

Long-Term Equity-Based Incentive Awards. We anticipate that following the consummation of the Transactions our executive officers will be eligible to participate in our long-term equity incentive compensation programs, which will motivate executive officers to achieve long-term performance goals and to ensure goal alignment with SpinCo stockholders. The amount and timing of any long-term equity-based incentive compensation to be paid or awarded to our executive officers following the consummation of the Transactions will be determined by our Compensation and Leadership Development Committee. The respective employment arrangements of certain of our executive officers may also provide for target annual long-term incentive opportunities, although the terms, conditions and details of expected grants and awards are subject to review and approval by our Compensation and Leadership Development Committee. See “—Key Elements of Expected Compensation from SpinCo” below. Any equity incentive awards granted, paid or awarded to our executive officers following the consummation of the Transactions will generally be granted pursuant to a new equity incentive plan, the expected terms of which are described below under “—New Omnibus Equity Incentive Plan”.

With respect to base salaries, annual incentive compensation and any long-term incentive awards, it is expected that our Compensation and Leadership Development Committee will develop programs reflecting appropriate measures, goals, targets and business objectives based on SpinCo’s competitive marketplace and will make any adjustments to the proposed elements of compensation described above that it determines are necessary or appropriate in its sole discretion. Our Compensation and Leadership Development Committee will also determine the appropriate additional benefits and perquisites, if any, that it will make available to executive officers. It is expected that management of the combined company and/or the Compensation and Leadership Development Committee will retain a compensation consultant to assist in the development of the foregoing elements of compensation.

Employment Agreement with Mary A. Laschinger

In connection with the signing of the Merger Agreement, SpinCo and Mary A. Laschinger entered into an Employment Agreement governing the terms and conditions of Ms. Laschinger’s anticipated employment as the Chief Executive Officer and Chairman of the combined company following the closing of the Merger. The

Employment Agreement is not effective unless and until the closing of the transactions contemplated by the Merger Agreement occurs. This summary is qualified in its entirety by reference to the full text of the Employment Agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Effective as of the Closing Date, Ms. Laschinger will become the Chief Executive Officer and Chairman of SpinCo pursuant to the terms and conditions of the Employment Agreement. The initial term of the agreement is five years, which will be automatically extended for successive one-year periods following the end of the initial term. The term of the Employment Agreement, and Ms. Laschinger’s employment with SpinCo thereunder, may terminate earlier, subject to any applicable severance payments provided for in the agreement and described below. Within 30 days of the Closing Date, Ms. Laschinger will receive a $1.0 million signing bonus, which must be repaid by Ms. Laschinger in the event that she terminates her employment during the first year of the initial term for any reason other than for death, disability or for good reason (as such terms are defined in the Employment Agreement). During Ms. Laschinger’s employment, she will receive a base salary in the amount of $1.0 million per year, will qualify for an annual cash-based incentive bonus with a target based opportunity of $1.0 million a year payable upon the attainment of one or more pre-established performance metrics established by the board of directors of SpinCo or its Compensation and Leadership Development Committee and, during the initial term of the Employment Agreement, will receive equity grants under the long-term equity incentive program to be established by SpinCo having a target value of $3.5 million per year. An annual bonus of at least $1.0 million will be guaranteed for the calendar year of the Closing Date. SpinCo will also reimburse Ms. Laschinger for certain living allowances prior to her relocation to Atlanta (not to exceed $10,000 per month), certain moving expenses (not to exceed $100,000 in the aggregate), reasonable closing costs incurred in the sale of her home and certain losses incurred in the sale of her home (not to exceed $500,000, which amount will also be “grossed-up” for tax purposes). The Employment Agreement provides that SpinCo may be required to purchase her home if it does not sell within a designated 60-day period.

For each of calendar years 2014, 2015 and 2016, Ms. Laschinger will be entitled to two additional bonuses, the amount of which will vary depending upon the Closing Date. For calendar year 2014, the two bonuses are each based upon a target amount of $1.75 million but will be prorated for the portion of calendar year 2014 following the Closing Date. One of these bonuses will be payable in cash, contingent upon Ms. Laschinger’s continued employment with SpinCo through the end of the 2014, while the other bonus will be payable in cash or stock (as determined by the board of directors of SpinCo or its Compensation and Leadership Development Committee in consultation with Ms. Laschinger), contingent upon her continued employment with SpinCo through the end of 2014 and the satisfaction of certain performance conditions to be determined by the board of directors of SpinCo or its Compensation and Leadership Development Committee after consultation with Ms. Laschinger. For calendar year 2015, the two bonuses will each be based upon a target amount of $1.75 million, but reduced by an amount equal to half of the product of $1.75 million and a fraction, the numerator of which is the number of months between January 1, 2013 and the Closing Date and the denominator of which is 36. For example, if the Merger were to close exactly half-way through calendar year 2014, each of the 2015 bonuses would be reduced by one-half of the product of $1.75 million and the quotient of 18 and 36, yielding a total of $1,312,500 for each bonus after such reduction. One of these bonuses will be payable in cash, contingent upon Ms. Laschinger’s continued employment with SpinCo through the end of the 2015, while the other bonus will be payable in cash or stock (as determined by the board of directors of SpinCo or its Compensation and Leadership Development Committee in consultation with Ms. Laschinger), contingent upon her continued employment with SpinCo through the end of the 2015 and the satisfaction of certain performance conditions to be determined by the board of directors of SpinCo or its Compensation and Leadership Development Committee after consultation with Ms. Laschinger. For calendar year 2016, the two bonuses are each based upon a target amount of $1.75 million, but reduced by an amount equal to half of the product of $1.5 million and a fraction, the numerator of which is the number of months between January 1, 2014 and the Closing Date and the denominator of which is 36. For example, if the Merger were to close exactly half-way through calendar year 2014, each of the 2016 bonuses would be reduced by one-half of the product of $1.5 million and the quotient of six and 36, yielding a total of $1.625 million for each bonus after such reduction. One of these bonuses will be payable in cash, contingent upon Ms. Laschinger’s continued employment with SpinCo through the end of the 2016, while the other bonus will be payable in cash or stock (as determined by the board of directors of SpinCo or its Compensation and Leadership Development Committee in consultation with Ms. Laschinger), contingent upon her continued employment with SpinCo through the end of the 2016 and the satisfaction of certain performance conditions to be determined by the board of directors of SpinCo or its Compensation and Leadership Development Committee after consultation with Ms. Laschinger. In the event that Ms. Laschinger’s employment is terminated by SpinCo without cause or by her for good reason (as each such term is defined in the Employment Agreement), or due to her death or disability, in addition to the severance payments and benefits described below, she will be paid the applicable bonuses for the year of termination and, in the case of the performance based bonus, based upon the level at which the applicable performance goals are satisfied as of the end of the applicable performance period. Ms. Laschinger will not be entitled to be paid the additional bonus amounts for any subsequent year following the year of termination.

In the event that Ms. Laschinger’s employment is terminated by SpinCo other than for cause or she terminates her employment for good reason (as each such term is defined in the Employment Agreement) then, subject to Ms. Laschinger executing a general release of claims against SpinCo, Ms. Laschinger would be entitled to severance equal to (i) a pro-rated annual bonus for her year of termination, based upon the level at which the applicable performance goals are satisfied, (ii) an amount equal to two times the sum of her base salary and target bonus, paid over 24 months and (iii) the reimbursement of the portion of her monthly costs incurred under COBRA during the 18 month period following her termination at the same rate that SpinCo was subsidizing such healthcare costs immediately prior to termination.

Ms. Laschinger is also subject to restrictive covenants against competing with SpinCo, soliciting customers or employees of Spinco, interfering with SpinCo’s relationship with any vendors, joint venturers or licensors and disparaging SpinCo in each case for the two-year period following her termination of employment for any reason. Ms. Laschinger will also enter into agreements with respect to confidential information and the protection of intellectual property consistent with similar agreements required of other senior executives of SpinCo.

Consulting and Non-Competition Agreement with Allan R. Dragone, Jr.

In connection with the signing of the Merger Agreement, UWWH and Allan R. Dragone, Jr., the current Chief Executive Officer of UWWH, entered into a Consulting and Non-Competition Agreement governing the terms and conditions of Mr. Dragone’s anticipated role as a consultant with the combined company following the Closing Date. The Consulting and Non-Competition Agreement is not effective unless and until the closing of the Merger occurs. This summary is qualified in its entirety by reference to the Consulting and Non-Competition Agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Effective as of the Closing Date, Mr. Dragone will cease to be the Chief Executive Officer of UWWH and will receive any severance benefits and obligations to which he is entitled to under his existing employment agreement with UWWH, subject to his execution and non-revocation of a general release of claims against UWWH, SpinCo and International Paper. Following the Closing Date, Mr. Dragone will become a member of the board of directors of SpinCo and will also serve in a consulting role for SpinCo as an independent contractor for a period of two years from the Closing Date. Under the Consulting and Non-Competition Agreement, Mr. Dragone will be paid a consulting fee in the annual amount of $1.0 million and have the opportunity to earn an annual bonus with a target amount of $500,000 for each one year period following the Closing Date based upon the satisfaction of certain performance metrics established by the Compensation and Leadership Development Committee of the board of directors of SpinCo prior to each year of the consulting period. Mr. Dragone will also be entitled to receive the same compensation for his services as a member of the board of directors of SpinCo as that received by SpinCo’s independent directors, as determined in accordance with the criteria for independence determined by the NYSE. If the two-year consulting term is terminated earlier by SpinCo without cause or by Mr. Dragone for good reason (as each such term is defined in the Consulting and Non-Competition Agreement), then Mr. Dragone will be entitled to continue to receive his base consulting fee through the end of the original two-year term, and will receive an additional lump sum amount equal to $1.0 million reduced by any bonuses he had been paid prior to the termination of his consultancy, subject to

Mr. Dragone’s execution and non-revocation of a general release of claims against SpinCo. Mr. Dragone will also be subject to restrictive covenants against competing with SpinCo, and against soliciting customers and employees of SpinCo, in each case for the two-year period following the termination of the consulting period for any reason. Mr. Dragone will also be subject to restrictive covenants with respect to confidential information and the protection of intellectual property.

Key Elements of Expected Compensation from SpinCo

Mary A. Laschinger

The key terms of the compensation and benefits to be paid or awarded by SpinCo to Ms. Mary A. Laschinger, who will serve as our Chief Executive Officer and Chairman following the completion of the Transactions, are set forth in the employment agreement between SpinCo and Ms. Laschinger. The employment agreement is described above under “—Employment Agreement with Mary A. Laschinger”.

Stephen J. Smith

On February 13, 2014, International Paper entered into an offer letter with Mr. Stephen J. Smith, who will serve as Senior Vice President and Chief Financial Officer of SpinCo following the consummation of the Transactions. It is anticipated that upon the completion of the Transactions, Mr. Smith will be employed by SpinCo on the same terms as set forth in the offer letter with International Paper, subject to any adjustment by our Compensation and Leadership Development Committee. The offer letter provides that the terms and conditions of compensation and benefit plans may be changed from time to time as necessary by SpinCo in its sole discretion and are subject to approval by our Compensation and Leadership Development Committee.

Pursuant to the offer letter, while Mr. Smith serves as Chief Financial Officer of SpinCo, he will receive a base salary at an annual rate of $550,000. He will also be entitled to receive an annual cash bonus opportunity with a target of 85% of base salary. Mr. Smith’s offer letter also provides that he will receive annual grants of SpinCo long-term equity awards covering three-year performance periods having an aggregate fair market value of $1,100,000 based on the fair market value on the grant date.

As a one-time incentive payment to induce Mr. Smith to accept employment with SpinCo, it is contemplated in the offer letter that Mr. Smith will also be eligible to participate in an additional incentive program to be developed and approved by our Compensation and Leadership Development Committee (the “Additional Incentive Program”). It is expected that the Additional Incentive Program will pay out based upon certain performance conditions, including achievement by SpinCo of certain EBITDA goals. Mr. Smith’s target payout under the Additional Incentive Payout will be $2 million, with expected minimum and maximum payouts of $1 million and $3 million, respectively. The terms of the Additional Incentive Program, including award amounts, performance goals and timing of payments will be determined and finalized by our Compensation and Leadership Development Committee in their sole discretion.

Because any long-term equity incentive awards will not pay out until 2017, the offer letter also provides that Mr. Smith will have the opportunity to earn a bonus amount with a target amount of $1,100,000 in each of calendar years 2014, 2015 and 2016, payable in cash, stock or some combination in the discretion of our Compensation and Leadership Development Committee (each, a “Bridging Award”). In each applicable year, fifty percent (50%) of the Bridging Award will be paid in cash at the end of the calendar year, and the remaining fifty percent (50%) will be paid (or not paid) in the sole discretion of our Compensation and Leadership Development Committee based on SpinCo performance metrics determined by the committee, payable in the form of cash, stock or some combination thereof. If our company performance exceeds the metrics established by the Compensation and Leadership Development Committee, the committee may, at its sole discretion, increase the amount of this portion of this award. All Bridging Award payments are contingent on Mr. Smith remaining employed with SpinCo until the payout for each calendar year or having a qualified termination by the Company, defined as an involuntary termination by the Company without cause (as defined in the offer letter) or as a result of Mr. Smith’s death or long-term disability, in each case prior to payment in that year. If Mr. Smith’s employment terminates for any reason in 2014, he will not be eligible for either the 2015 or 2016 payment, and if his employment terminates in 2015, he will not be eligible for the 2016 payment.

Additionally, Mr. Smith’s offer letter provides for certain other payment and benefits to him upon his separation from us. If Mr. Smith is severed for any reason, other than a discharge for cause (as defined in his offer letter), he will receive an amount equal to one and one-half (1.5) times (i) his annual base pay plus (ii) an amount equal to the average annual incentive plan payments under the SpinCo annual incentive plan to be established by our Compensation and Leadership Development Committee following the completion of the transactions. Payment of any severance benefits is contingent on Mr. Smith signing and not revoking a waiver and release of claims at the time of his termination.

In connection with his offer of employment by International Paper, Mr. Smith was also required to execute a separate restrictive covenant agreement, including non-competition and non-solicitation provisions, which will be assigned to SpinCo at the completion of the Transactions.

Potential Payments Upon Termination

Each of the Employment Agreement of Ms. Laschinger, the offer letter in effect between International Paper and Mr. Smith and the Consulting and Non-Competition Agreement with Mr. Dragone provide for certain payments and benefits upon a separation from us. See “—Employment Agreement with Mary A. Laschinger”, “—Key Elements of Expected Compensation from SpinCo—Stephen J. Smith” and “—Consulting and Non-Competition Agreement with Allan R. Dragone, Jr.” above for details of the payments and benefits payable upon a separation.

In addition, we expect to establish an executive severance policy following the completion of the Transactions for our executive officers (other than Ms. Laschinger), which will provide for certain payments and benefits upon a qualifying separation from employment with us. The anticipated terms of the severance policy are described below, which are subject to the adjustment and final determination by our Compensation and Leadership Development Committee.

We expect that under our severance policy, upon a termination without “cause” prior to a “change in control” (each of which will be defined in the severance policy by our Compensation and Leadership Development Committee), each executive officer (other than the CEO and CFO) will be entitled to receive, subject to the execution and non-revocation of a general release and waiver, the following payments and benefits:

•	an amount of severance equal to 1.5 times base salary, payable in installments;

•	executive outplacement services; and

•	reimbursement of monthly costs incurred under COBRA during the 18-month period following termination at the same rate that we were subsidizing healthcare costs immediately prior to termination.

We expect that under our severance policy, upon a termination without cause within two years following a change in control, each executive officer (other than the CEO) will be entitled to receive, subject to the execution and non-revocation of a general release and waiver, the following payments and benefits:

•	an amount of severance equal to 2.0 times base salary, plus target bonus for the year of termination, payable in installments;

•	executive outplacement services; and

•	reimbursement of monthly costs incurred under COBRA during the 18-month period following termination at the same rate that we were subsidizing healthcare costs immediately prior to termination.

The decision to establish any executive severance policy and final terms of any such policy will be in the sole discretion of our Compensation and Leadership Development Committee following the completion of the Transactions and may differ from the policy described above.

The consequences of a termination of employment upon any equity awards granted to our executive officers will be determined by our Compensation and Leadership Development Committee and provided in our new omnibus incentive plan and applicable award agreements.

New Omnibus Equity Incentive Plan

Immediately preceding the completion of the Transactions, we expect the current SpinCo board of directors to adopt the SpinCo 2014 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan will become effective on the date it is adopted by the Board of Directors. The terms of the Omnibus Incentive Plan have not yet been finalized; changes to the Omnibus Incentive Plan, some of which may be material, may be made prior to its adoption. The following description is a summary of the expected terms of the Omnibus Incentive Plan, which is qualified in its entirety by reference to the full text of the form of Omnibus Incentive Plan, which will be approved and adopted by the current SpinCo board of directors immediately preceding the completion of the Transactions.

Purpose, Eligibility and Duration

The purpose of the Omnibus Incentive Plan will be to attract and retain employees, consultants and directors who will contribute to the long-range success of our Company; to provide incentives that align the interests of our employees, consultants and directors with those of our shareholders; and to promote the success of our business. Our employees, officers and directors, along with consultants and advisers currently providing services to our Company as independent contractors, will be eligible to receive awards under the Omnibus Incentive Plan.

Unless earlier terminated by action of our board of directors, the Omnibus Incentive Plan will terminate on the tenth anniversary of the effective date of the Omnibus Incentive Plan, and no further awards may be granted under the Omnibus Incentive Plan after the end of the term.

Administration

The Omnibus Incentive Plan will be administered by our board of directors or a committee of the board of directors designated by the board to administer the plan (the “Administrator”). We expect that our Compensation and Leadership Development Committee will administer the Omnibus Incentive Plan following the completion of the Transactions. Subject to certain limitations and applicable law, the Administrator may delegate its authority under the Omnibus Incentive Plan to one or more members of the board of directors or Company officers. With respect to any award that is intended to satisfy the requirements of the Section 162(m) exception for “qualified performance-based compensation,” the Administrator will consist of two or more directors who constitute “outside directors” within the meaning of Section 162(m) of the Code, and with respect to awards to officers or directors subject to the reporting requirements of Section 16(a) of the Exchange Act, the Administrator will mean two or more “non-employee directors” within the meaning of such rule, or, in the alternative, the full board of directors.

The Administrator will select the employees, directors and other service providers who receive awards under the Omnibus Incentive Plan and determine the type of award to be granted, the number of shares subject to awards or the cash amount payable in connection with an award and the terms and conditions of these awards. Among other powers, the Administrator may, in its discretion, at any time accelerate or suspend the vesting of any award granted under the Omnibus Incentive Plan. The Administrator will have full authority to interpret the Omnibus Incentive Plan and to establish and prescribe rules for its administration.

Plan Limits

We expect that an aggregate of shares of SpinCo Common Stock will be authorized to be issued under the Omnibus Incentive Plan and that the plan will include additional provisions on how shares would be counted against the plan limit and when cancelled, forfeited, terminated or expired shares will be added back to the plan limit and again be made available for future grant.

The Omnibus Incentive Plan will also provide that no participant may be granted stock options or SARs with respect to more than a specified number of shares of SpinCo Common Stock in any one calendar year. For all other awards intended to qualify for the Section 162(m) exception for “qualified performance-based compensation,” the Omnibus Incentive Plan will set forth a maximum dollar amount for awards denominated in cash and a maximum share amount of SpinCo Common Stock for awards denominated in shares that may be granted to any one participant in any one calendar year.

Terms and Conditions of Awards

The Omnibus Incentive Plan will provide for the award of stock options, SARs, stock purchase rights, restricted shares, RSUs, dividend equivalents, deferred share units, performance shares, performance units and other equity-based awards.

Stock Options and Stock Appreciation Rights

The Administrator may grant awards of stock options and SARs under the Omnibus Incentive Plan. The stock options may be either “incentive stock options” (as that term is defined in Section 422 of the Code) or options that are not incentive stock options. The Administrator has the authority to determine the terms and conditions of the stock options and SARs, including the number of shares subject to each stock option and SAR, the vesting and exercise schedule of each stock option and SAR, and the exercise price of each option and strike price of each SAR (which must be at least the fair market value of the stock underlying the award on the date of grant). The terms of options and SARs will be as determined by the Administrator and reflected in the award agreements, but the term for any stock options and SARs awarded under the Omnibus Incentive Plan may not extend beyond ten years from the date of grant.

The exercise price of the options (and any applicable required withholding taxes) will be payable in any manner approved by the Administrator or provided in an applicable award agreement which may include, but is not limited to, cash, SpinCo Common Stock (valued at its fair market value on the date of exercise) or a combination thereof, or by a “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise.

SARs are similar to stock options, except that no exercise price is required to be paid. Upon exercise of a SAR, the participant will receive payment equal to the increase in the fair market value of a share of common stock on the date of exercise over the strike price (which is no less than the fair market value of a share of common stock on the date of grant) times the number of shares of common stock as to which the SAR is being exercised. The payment will be made in cash, in shares of SpinCo Common Stock, or any combination thereof.

The Administrator may not reprice any stock option or SAR awarded under the Omnibus Incentive Plan without the approval of stockholders.

Restricted Shares and Restricted Share Units

The Administrator may grant awards of restricted stock and RSUs under the Omnibus Incentive Plan. The Administrator has the authority to determine the terms and conditions of the restricted stock and RSUs, including the restricted periods during which the awards are subject to forfeiture. Upon expiration of the restricted period with respect to restricted stock, the restricted stock will no longer be subject to forfeiture and, upon expiration of the restricted period with respect to each RSU, SpinCo will deliver a share of common stock, or at the Administrator’s discretion, cash or a combination of shares of common stock and cash.

Performance Awards

The Administrator may grant performance awards in the form of either performance shares or performance units. The terms and conditions of the performance awards will be determined by the Administrator, and, unless the Administrator determines otherwise, the grant, vesting and/or exercisability of performance awards will be conditioned in whole or in part on the achievement in whole or in part of performance goals during a performance period as selected by the Administrator. For awards intended to satisfy the Section 162(m) exception for “qualified performance-based compensation,” the Administrator will establish the performance goals by reference to one or more performance criteria to be set forth in the Omnibus Incentive Plan, either on a company-wide basis or, as relevant, concerning one or more affiliates, divisions, departments, regions, functions or business units.

Deferred Share Units

A deferred share unit is a unit credited to a participant’s account in our books that represents the right to receive a share of common stock or the equivalent cash value of a share of common stock upon a predetermined settlement date. Deferred share units may be granted by the Administrator independent of other awards or compensation. Unless the Administrator determines otherwise, deferred share units would be fully vested when granted.

Dividend Equivalents

The Administrator may, in its discretion, grant dividends or dividend equivalents to a participant in tandem with another award or as freestanding awards.

Other Equity-Based Awards

The Administrator may make other equity-based or equity-related awards not otherwise described by the terms of the Omnibus Incentive Plan, including grants to our non-employee directors under our director compensation program.

Termination of Employment

Except as otherwise provided for in the agreement granting the award or as otherwise determined by the Administrator, in the event a participant’s employment terminates for any reason other than “cause” (as defined in the Omnibus Incentive Plan), all unvested awards will be forfeited and all options and SARs that are vested and exercisable will remain exercisable until (i) in the case of death, disability or retirement at normal retirement age, the 180th day following the date of the participant’s termination of employment or (ii) until the three-month anniversary of the date of termination in the case of any other termination (or the expiration of the award’s term, whichever is earlier). In the event of a participant’s termination for cause, all unvested or unpaid awards, and all options and SARs, whether vested or unvested, will immediately be forfeited and canceled.

The Administrator will determine and specify the impact of the termination of the participant’s service on all other awards in the applicable award agreement governing the award.

Other Forfeiture Provisions

Awards will be subject to any clawback policy adopted by the Administrator, the board of directors or the Company. A participant will be required to forfeit and disgorge any awards granted or vested and all gains earned or accrued due to the exercise of stock options or SARs or the sale of any Company Common Stock to the extent required by applicable law, including Section 304 of the Sarbanes-Oxley Act of 2002 and Section 10D of the Securities Exchange Act of 1934, or pursuant to such policies as to forfeiture and recoupment as may be adopted by the Administrator and communicated to participants.

Adjustment

In the event of any stock dividend, extraordinary dividend, stock split or share combination or any recapitalization, merger, consolidation, exchange of shares, spin-off, liquidation or dissolution of the Company or other similar transaction affecting our common stock, the Administrator will adjust in its discretion, among other things, the number or amount of shares of stock, other property or cash covered by outstanding awards, the number and type of shares of stock that have been authorized for issuance under the Omnibus Incentive Plan, the other share limits under the plan, the exercise or purchase price of each outstanding award, and the other terms and conditions of outstanding awards.

Change in Control

The Omnibus Incentive Plan provides the Administrator with the flexibility to provide for new or modified awards in substitution for the then-outstanding awards. These new or modified awards must generally be as favorable to the participants as the awards they replace. In addition, if a participant’s employment were terminated following the change in control by the Company without cause or in a constructive discharge, unvested service-vesting awards would vest. The Administrators may also elect to vest and cash out some or all awards in a change in control on an accelerated basis.

Amendment and Termination

The Administrator may at any time alter, amend, suspend or terminate the Omnibus Incentive Plan, in whole or in part, except that no alteration or amendment will be effective without stockholder approval (if required by law or applicable stock exchange rules). Subject to certain exceptions, no termination or amendment may materially adversely affect the terms of any then outstanding awards without the consent of the affected participant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this prospectus, all of our outstanding common stock is beneficially owned by International Paper. After the spin-off, International Paper will not own any of our shares of common stock. The table below sets forth the expected beneficial ownership of SpinCo common stock immediately after the completion of the Distribution and the Merger and is derived from information relating to the beneficial ownership of International Paper common stock and UWWH common stock as of                     , 2014. The following table provides information with respect to the anticipated beneficial ownership of our common stock by the following:

•	each person known to beneficially own more than 5% of our common stock;

•	each director;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of the determination date, which in the case of the following table is                         , 2014. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Immediately following the Distribution and the Merger, there will be              million shares of our common stock will be issued and outstanding. Unless otherwise indicated, the address for each individual listed below is c/o xpedx Holding Company, 6400 Poplar Avenue, Memphis, Tennessee 38197.

Shares Beneficially Owned After the Merger
Name and address of beneficial owner	Number	Percentage
UWW Holdings, LLC(1)
Mary A. Laschinger(2)
Stephen J. Smith
Allan R. Dragone, Jr.
Daniel T. Henry
Tracy A. Leinbach
Seth A. Meisel(3)
William E. Mitchell
Michael P. Muldowney
Charles G. Ward, III
John J. Zillmer
All executive officers and directors as a group (20 persons)

*	Less than 1%
(1)

Voting and dispositive power with respect to the shares of common stock held by UWW Holdings, LLC is exercised through a three-member board of managers acting by majority vote. Bain Capital Fund VII, L.P. (“Fund VII”) and Bain Capital VII Coinvestment Fund, L.P. (“Coinvestment VII”) have the right to appoint two of the three members of the board of managers of UWW Holdings, LLC. Bain Capital Investors, LLC (“BCI”) is the general partner of Bain Capital Partners VII, L.P., which is the general partner of each of Fund VII and Coinvestment VII. In addition, certain investments funds associated with Bain Capital collectively hold approximately 60% of the common equity interests of UWW Holdings, LLC (together with Fund VII and Coinvestment VII, the “Bain Capital Funds”). The governance, investment strategy and decision-making process with respect to investments held by investment funds associated with Bain Capital is directed by BCI’s Global Private Equity Board (“GPEB”), which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerley, Stephen Pagliuca, Michel Plantevin, Dwight Poler, Jonathan Zhu and Steven Zide. By virtue of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by UWW Holdings, LLC. Each of the members of the GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Each of BCI, the Bain Capital Funds and UWW Holdings, LLC has a business address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.
(2)	Includes shares of our common stock Ms. Laschinger will receive as a result of her ownership of shares of International Paper common stock.
(3)	Mr. Meisel will be a director of SpinCo and is a managing director of BCI. Mr. Meisel will also be a member of the board of managers of UWW Holdings, LLC. By virtue of the relationships described in this footnote and in footnote (1), Mr. Meisel may be deemed to share beneficial ownership of the shares held by UWW Holdings, LLC. Mr. Meisel’s business address is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

In connection with the Transactions, we expect our board of directors will approve policies and procedures with respect to the review and approval of certain transactions between us and a “Related Person” (a “Related Person Transaction”), which we refer to as our “Related Person Transaction Policy.” Pursuant to the terms of the Related Person Transaction Policy we expect our board of directors to approve, any Related Person Transaction is required to be reported to the legal department, which will then determine whether it should be submitted to our audit committee for consideration. The audit committee must then review and decide whether to approve any Related Person Transaction.

For the purposes of the Related Person Transaction Policy, we expect our board of directors to approve, a “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest.

A “Related Person,” as defined in the Related Person Transaction Policy we expect our board of directors to approve, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of SpinCo or a nominee to become a director of SpinCo; any person who is known to be the beneficial owner of more than five percent of our common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of ten percent or more.

Registration Rights

In connection with the Transactions, we will enter into the Registration Rights Agreement with the UWWH Stockholder. The registration of shares of our common stock pursuant to the exercise of registration rights would enable the UWWH Stockholder to trade these shares without restriction under the Securities Act when the applicable registration statement is deemed effective. See “The Contribution and Distribution Agreement and the Ancillary Agreements—Registration Rights Agreement.”

Indemnification Agreements

Pursuant to the terms of the Merger Agreement, we have agreed to indemnify (and maintain policies of directors’ and officers’ liability insurance for) certain parties to the Transactions, including all of our past and present directors or officers, for a period of at least six years following the closing of the Merger in respect of acts or omissions relating to the Transactions and occurring at or prior to the consummation of the Merger. In addition, in connection with the closing of the Merger, we will enter into separate indemnification agreements with each of our continuing directors. Under these indemnification agreements, we, subject to certain limitations, agreed to indemnify our directors against certain liabilities arising out of service as a director of SpinCo.

The Employment Agreement and the Consulting and Non-Competition Agreement include indemnification provisions. Under those agreements, we agree to indemnify each of these individuals against claims arising out of events or occurrences related to that individual’s service as our agent or the agent of any of our subsidiaries to the fullest extent legally permitted.

Transactions with the UWWH Stockholder

For a discussion of the contracts that UWWH, the UWWH Stockholder, UWW and SpinCo have entered into or will enter into in connection with the Transactions, see “The Contribution and Distribution Agreement and the Ancillary Agreements.”

Transactions with International Paper

For a discussion of the contracts that International Paper and SpinCo have entered into or will enter into in connection with the Transactions, see “The Contribution and Distribution Agreement and the Ancillary Agreements.”

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of the Distribution, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of undesignated preferred stock, par value $0.01 per share. Upon the completion of the Distribution and the Merger, there will be              shares of our common stock issued and outstanding, not including              shares of our common stock issuable upon exercise of outstanding stock options.

In connection with the Transactions, we will amend and restate our certificate of incorporation and bylaws. The following descriptions of our capital stock, amended and restated certificate of incorporation and amended and restated bylaws are intended as summaries only and are qualified in their entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Holders of common stock will be entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the shareholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Any dividends declared on the common stock will not be cumulative. Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to us, which is in turn subject to the restrictions set forth in the ABL Facility and the Contribution and Distribution Agreement. See “Dividend Policy.”

The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

Before the date of this prospectus, there has been no public market for our common stock.

As of March 31, 2014, we had 100 shares of common stock outstanding and one holder of record of common stock.

Preferred Stock

Upon completion of the Transactions, under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our shareholders, except as described below, to issue up to              shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the Transactions, no shares of our authorized preferred stock will be outstanding. Because the board of directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our shareholders.

Annual Shareholders Meeting

Our amended and restated by-laws will provide that annual shareholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Voting

The affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of shareholders will decide all matters voted on by shareholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated bylaws, a different vote is required, in which case such provision will control.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

The provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

Special Meetings of Shareholders. Our amended and restated certificate of incorporation will provide that a special meeting of shareholders may be called only by the Chairman of our board of directors or by a resolution adopted by a majority of our board of directors. Special meetings may also be called by the holders of not less than 20% of the outstanding shares of our common stock entitled to vote generally in the election of directors.

Shareholder Action by Written Consent. Our amended and restated certificate of incorporation will provide that any action that may be taken at any meeting of shareholders may be taken by written consent of shareholders in lieu of a meeting if a consent in writing is (i) initiated by the holders of not less than 20% of the outstanding shares of our common stock entitled to vote generally in the election of directors, (ii) signed by the holders having not less than the minimum number of votes necessary to take such action at a meeting at which all shares of common stock entitled to vote were present and voted and (iii) delivered to us.

Removal of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed with cause at any time upon the affirmative vote of holders of at least a majority of the votes to which all the shareholders would be entitled to cast and with or without cause at any special meeting of the shareholders called by the board of directors or by the Chairman of the board of directors for this purpose.

Shareholder Advance Notice Procedure. Our amended and restated by-laws will establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. The amended and restated by-laws will provide that any shareholders wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the shareholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the shareholder’s notice must be delivered to our corporate Secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year’s annual meeting, a shareholder’s notice must be delivered to our Secretary (x) not less than 90 days nor more than 120 days prior to the meeting or (y) no later than the close of business on the 10th day following the day on which a public announcement of the date of the such meeting is first made by us.

Amendment to Certificate of Incorporation and Bylaws. Our amended and restated certificate of incorporation will provide that our amended and restated certificate of incorporation may be amended by both the affirmative vote of a majority of our board of directors or the affirmative vote of the holders of a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of shareholders; provided that specified provisions of our amended and restated certificate of incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of shareholders, including the provisions governing:

•	the liability and indemnification of directors;

•	corporate opportunities;

•	shareholder action by written consent;

•	the rights of shareholders to call a special meeting;

•	our board of directors;

•	required approval of the holders of at least a majority of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation, and;

•	exclusive jurisdiction for certain actions.

In addition, our amended and restated certificate of incorporation and amended and restated by-laws will provide that our amended and restated by-laws may be amended, altered or repealed, or new by-laws may be adopted, by the affirmative vote of a majority of the board of directors, or by the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of shareholders.

These provisions make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated by-laws that may have an anti-takeover effect.

Section 203 of the DGCL. In our amended and restated certificate of incorporation, we will elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock for a period of three years following the date the person became an interested shareholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Interested Shareholder Transactions. In our amended and restated certificate of incorporation, we will provide that we will not engage in a business combination with any interested shareholder for a period of three years following the time that such shareholder became an interested shareholder unless:

•	prior to such time, the board of directors of SpinCo approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested shareholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested shareholder.

Our amended and restated certificate of incorporation defines “business combination” to include the following:

•	any merger or consolidation of the corporation or a majority-owned subsidiary with the interested shareholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder; or

•	any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Our amended and restated certificate of incorporation defines an “interested shareholder” as any entity or person who, together with affiliates and associates, owns, or within the previous three years owned, 15% or more of the outstanding voting stock of the corporation. Bain Capital Fund VII, L.P., Georgia-Pacific or any of their respective affiliates or associates, including any investment funds managed by the investment advisor to Bain Capital Fund VII, L.P., or any person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by SpinCo is not considered an interested shareholder, unless such person acquires additional shares of voting stock.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation will contain provisions permitted under DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a shareholder will be unable to prosecute an action for monetary damages against a director unless the shareholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any shareholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our shareholders.

Our amended and restated certificate of incorporation and amended and restated bylaws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our amended and restated bylaws will provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Prior to the completion of the Transactions, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities, that are from time to time presented to the UWWH Stockholder or Bain Capital Fund VII, L.P. or any of their respective officers, directors, agents, shareholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries), even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither the UWWH Stockholder, Bain Capital Fund VII, L.P. nor their respective agents, shareholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any such person who is a director or officer of SpinCo, such corporate opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of SpinCo. Shareholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of SpinCo, (ii) any action asserting a claim of breach of a fiduciary duty owed to SpinCo or SpinCo’s shareholders by any of SpinCo’s directors, officers, employees or agents, (iii) any action asserting a claim against SpinCo arising under the DGCL or (iv) any action asserting a claim against SpinCo that is governed by the internal affairs doctrine. We may consent in writing to alternative forums. By becoming a shareholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.

Market Listing

We intend to apply to list our common stock on the NYSE under the symbol “            .”

Transfer Agent and Registrar

Upon the completion of the Transactions, the transfer agent and registrar for our common stock will be Computershare Inc.

DESCRIPTION OF MATERIAL INDEBTEDNESS

ABL Credit Facility

On January 28, 2014, SpinCo entered into a commitment letter with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, N.A., SunTrust Bank and SunTrust Robinson Humphrey, Inc., under which the banks party thereto have committed, subject to the terms and conditions set forth therein, to provide xpedx LLC and, following the Subsidiary Merger, Unisource (the “Borrower” and, together with xpedx LLC, the “U.S. Borrowers”) and Unisource Canada Inc. (the “Canadian Borrower” and, together with the U.S. Borrowers, the “Borrower Entities”) with a committed ABL Revolving Facility (the “ABL Facility”). The ABL Facility will provide for revolving loans in an aggregate principal amount of up to $1,400.0 million (subject to availability under a borrowing base). The commitment to enter into the ABL Facility will expire on January 5, 2015.

The ABL Facility will comprise four subfacilities: (a) a $1,250.0 million (minus the amount set forth in clause (b)) revolving facility to be made available to the U.S. Borrowers; (b) a first-in, last-out facility to be made available to the U.S. Borrowers in an amount to be determined (such facility, along with the facility described in clause (a), the “U.S. Facilities”); (c) a $150.0 million (minus the amount set forth in clause (d)) revolving facility to be made available to the Canadian Borrower; and (d) a first-in, last-out facility made available to the Canadian Borrower in an amount to be determined (such facility, along with the facility described in clause (c), the “Canadian Facilities”). The ABL Facility will be available to be drawn in U.S. Dollars, in the case of the U.S. Facilities, and Canadian Dollars, in the case of the Canadian Facilities, or in other currencies to be agreed.

Extensions of credit under the ABL Facility will be limited by a borrowing base calculated periodically based on specified percentages of the value of eligible inventory and eligible accounts receivable, subject to certain reserves and other adjustments. A portion of the ABL Facility will be available for letters of credit and swingline loans. The ABL Facility will also permit the Borrower Entities to add one or more incremental term loan facilities to be included in the ABL Facility or one or more revolving credit facility commitments to be included in the ABL Facility. Any such additional incremental facilities or increased commitments shall not exceed $400.0 million in the aggregate.

The ABL Facility will be available to finance the Transactions and to fund working capital and other general corporate purposes. The borrowing base availability under the ABL Facility is estimated to be approximately $             as of December 31, 2013. After giving effect to letters of credit expected to be issued under the ABL Facility and initial borrowings under the ABL Facility of approximately $725.2 million in connection with the Transactions, assuming the Transactions had closed as of December 31, 2013, we expect to have available borrowing capacity of approximately $                 million under the ABL Facility as of the Closing Date.

Maturity; Prepayment

The ABL Facility will mature, and the commitments thereunder will terminate, five years after the effective date thereof. In addition, the ABL Facility will provide for the right of the individual lenders to extend the maturity date of their commitments and loans upon the request of the Borrower Entities and without the consent of any other lender.

The ABL Facility may be prepaid at the Borrower Entities’ option at any time without premium or penalty and will be subject to mandatory prepayment if the outstanding ABL Facility exceeds either the aggregate commitments with respect thereto or the current borrowing base, in an amount equal to such excess. Mandatory prepayments will not result in a permanent reduction of the lenders’ commitments under the ABL Facility.

Guarantee; Security

Each of the Borrower Entities’ direct and indirect wholly-owned U.S. restricted subsidiaries, subject to certain exceptions (the “Subsidiary Guarantors”), and SpinCo (together with the Subsidiary Guarantors, the “U.S.

Guarantors”) will guarantee the U.S. Borrowers’ obligations under the U.S. Facilities, and each of the Borrower Entities’ direct and indirect wholly-owned Canadian subsidiaries, subject to certain exceptions (the “Canadian Guarantors,” and together with the U.S. Guarantors, the “Guarantors”), and the U.S. Guarantors will guarantee the Canadian Borrower’s obligations under the Canadian Facilities.

The obligations under the ABL Facility and the guarantees thereof will be secured by the following:

•	a perfected first priority (subject to certain permitted liens) security interest in substantially all personal property of the Borrower Entities, Subsidiary Guarantors and the Canadian Guarantors consisting of accounts receivable, credit card receivables, other receivables, inventory, cash, deposit accounts, securities and commodity accounts, documents, supporting obligations, books and records related to the foregoing (but excluding, for the avoidance of doubt, intellectual property), general intangibles evidencing, governing, securing or otherwise relating to the foregoing, other property that is customarily treated as priority collateral for similar asset-based lending facilities, and proceeds (including insurance proceeds) of the foregoing, subject to certain exclusions (collectively, the “ABL Priority Collateral”) and

•	a security interest in substantially all tangible and intangible assets of the Borrower Entities, Subsidiary Guarantors and the Canadian Guarantors other than ABL Priority Collateral, including pledges of the capital stock of the Borrower Entities, the Subsidiary Guarantors and the Canadian Guarantors and the capital stock of each direct, wholly-owned material restricted subsidiary owned by any of the foregoing (limited, in the case of non-U.S. and non-Canadian subsidiaries, to 65% of such capital stock), security interest in, and mortgages on equipment, general intangibles, investment property, intellectual property, material fee-owned real property, intercompany notes, and proceeds of the foregoing, subject to certain exclusions, which may be second in priority (subject to an intercreditor agreement) to the extent the Borrower Entities have incurred obligations secured by a first priority lien on such collateral.

Interest; Fees

The interest rates applicable to the ABL Facility will be subject to a pricing grid based on average daily excess availability for the previous fiscal quarter. Customary fees will be payable in respect of the ABL Facility.

Covenants

The ABL Facility will contain negative covenants limited to the following: limitations on mergers, consolidations and sales of all or substantially all assets; limitations on dividends, prepayment of subordinated debt and other restricted payments; limitations of changes in the nature of business; limitations on the incurrence of debt and guarantees; limitations on liens; limitations on transactions with affiliates; limitations on investments and acquisitions; and limitations on negative pledge clauses. The negative covenants will be subject to customary exceptions and also will permit mergers, consolidations and sales of all or substantially all assets, dividends, prepayments of subordinated debt and other restricted payments, incurrence of unsecured indebtedness and investments and acquisitions upon satisfaction of a “payment condition.” The payment condition will be deemed satisfied upon specified availability exceeding agreed upon thresholds, the absence of specified events of default and (unless certain higher thresholds of specified availability are met) pro forma compliance with a fixed charge coverage ratio of 1.00 to 1.00 on a trailing four-quarter basis. The ABL Facility will also contain certain affirmative covenants, including financial and other reporting requirements.

The ABL Facility will not include any financial covenants, other than a springing minimum fixed charge coverage ratio of at least 1.00 to 1.00 on a trailing four-quarter basis, which will be tested only when specified availability is less than the greater of (A) $90 million and (B) 10.0% of the lesser of (x) the then applicable borrowing base and (y) the then total effective commitments under the ABL Facility, and continuing until such time as specified availability has been in excess of such threshold for a period of 20 consecutive calendar days.

Events of Default

The ABL Facility will provide for events of default limited to the following: non-payment of principal, interest or fees; violation of covenants; material inaccuracy of representations or warranties; cross default and cross acceleration to other material indebtedness; certain bankruptcy events; certain ERISA events and similar events under Canadian pension laws; material invalidity of guarantees or security interests; material judgments; and change of control.

Other Indebtedness

On a pro forma basis as of December 31, 2013, other indebtedness of the combined company of $101.8 million includes (i) $73.7 million of current and non-current Unisource capital lease obligations, exclusive of the non-monetary capital lease obligation of $169.1 million and (ii) $28.1 million of Unisource Canadian bank overdrafts. The actual amount of such indebtedness outstanding upon the closing of the Transactions may vary.

LEGAL MATTERS

The validity of the shares of SpinCo common stock to be distributed by International Paper to its shareholders in the Distribution will be passed upon for SpinCo by Debevoise & Plimpton LLP, New York, New York. Debevoise & Plimpton LLP will provide to International Paper legal opinions regarding certain U.S. federal income tax matters. Kirkland & Ellis LLP will provide to UWWH legal opinions regarding certain U.S. federal income tax matters.

EXPERTS

The combined financial statements of the xpedx business of International Paper Company as of December 31, 2013 and December 31, 2012 and for each of the three years in the period ended December 31, 2013, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to allocations of certain corporate costs from International Paper Company). Such combined financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of UWW Holdings, Inc. as of December 31, 2013 and December 29, 2012 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock being distributed as contemplated hereby. This prospectus is part of, and does not contain all of the information set forth in, the registration statement and the exhibits thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

A copy of the registration statement, and the exhibits thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

In connection with the spin-off, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. Upon completion of the spin-off, you will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through our website. Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC.

INDEX TO FINANCIAL STATEMENTS

Page
Combined Financial Statements of xpedx
Audited Combined Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Operations and Comprehensive Income for the years ended December 31, 2012, 2011 and 2010	F-3
Combined Balance Sheets as of December 31, 2012 and 2011	F-4
Combined Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	F-5
Combined Statements of Changes in Parent Company Equity for the years ended December 31, 2012, 2011 and 2010	F-6
Notes to Combined Financial Statements	F-7

Consolidated Financial Statements of Unisource
Audited Consolidated Financial Statements:
Report of Independent Auditors	F-34
Consolidated Statements of Operations for the years ended December 29, 2012, December 31, 2011 and January 1, 2011	F-35
Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 29, 2012, December 31, 2011 and January 1, 2011	F-36
Consolidated Balance Sheets as of December 29, 2012 and December 31, 2011	F-37
Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholder’s Equity (Deficit) for the years ended December 29, 2012, December 31, 2011 and January 1, 2011	F-38
Consolidated Statements of Cash Flows for the years ended December 29, 2012, December 31, 2011 and January 1, 2011	F-39
Notes to Consolidated Financial Statements	F-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

International Paper Company

We have audited the accompanying combined balance sheets of the xpedx business of International Paper Company (such business referred to as the Company) as of December 31, 2013 and 2012, and the related combined statements of operations and comprehensive income, changes in parent company equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the Company is comprised of the assets and liabilities used in managing the xpedx business of International Paper Company. The combined financial statements include expense allocations for certain corporate functions historically provided by International Paper Company. These allocations may not be reflective of the actual expenses which would have been incurred had the Company operated as a separate entity apart from International Paper Company.

/s/ Deloitte & Touche LLP

Memphis, Tennessee

April 4, 2014

xpedx

(A Business of International Paper Company)

Combined Statements of Operations and Comprehensive Income

	Year Ended December 31,
	2013	2012	2011
	(Dollars in millions)
Net sales (including sales to a related party of $53.0, $65.1 and $60.0 for 2013, 2012 and 2011, respectively)	$5,652.4	$6,012.0	$6,509.2
Cost of products sold (including purchases from a related party of $604.4, $639.0 and $651.6 for 2013, 2012 and 2011, respectively) (exclusive of depreciation and amortization shown separately below)	4,736.8	5,036.7	5,475.3

Distribution expenses	314.2	324.0	324.5
Selling and administrative expenses	548.2	580.6	598.7
Depreciation and amortization	17.1	14.0	15.6
Restructuring charges	37.9	35.1	43.6

Operating (loss) income	(1.8)	21.6	51.5

Other income, net	(2.2)	(1.9)	(5.2)

Income from continuing operations before income taxes	0.4	23.5	56.7
Income tax provision	0.4	9.1	21.2

Income from continuing operations	0.0	14.4	35.5
Income (loss) from discontinued operations, net of income taxes	0.2	(10.0)	(13.6)

Net income	0.2	4.4	21.9

Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	1.4	1.8	(4.2)

Total comprehensive income, net of tax	$1.6	$6.2	$17.7

The accompanying notes are an integral part of these combined financial statements.

xpedx

(A Business of International Paper Company)

Combined Balance Sheets

	December 31,
	2013	2012
	(Dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$5.7	$15.4
Accounts receivable, less allowances of $22.7 and $25.3 in 2013 and 2012, respectively	669.7	680.6
Related-party receivable	10.1	6.6
Inventories, net	360.9	373.4
Deferred income tax assets	55.3	60.0
Other current assets	26.3	29.5
Assets held for sale	9.3	7.5

Total current assets	1,137.3	1,173.0

Property and equipment, net	107.1	132.0
Other non-current assets	9.4	1.5
Goodwill	26.4	26.4
Other intangibles, net	9.3	10.8
Deferred income tax assets	22.7	24.2

Total assets	$1,312.2	$1,367.9

Liabilities and parent company equity
Current liabilities:
Accounts payable	$357.3	$356.8
Related-party note payable	—	20.3
Related-party payable	2.6	2.1
Accrued payroll and benefits	54.9	55.4
Other accrued liabilities	36.5	32.2

Total current liabilities	451.3	466.8

Non-current liabilities	12.5	16.9

Total liabilities	463.8	483.7

Commitments and contingent liabilities (Note 8)

Parent company equity:
Parent company investment	853.1	890.3
Accumulated other comprehensive loss	(4.7)	(6.1)

Total parent company equity	848.4	884.2

Total liabilities and parent company equity	$1,312.2	$1,367.9

The accompanying notes are an integral part of these combined financial statements.

xpedx

(A Business of International Paper Company)

Combined Statements of Cash Flows

	Year Ended December 31,
	2013	2012	2011
	(Dollars in millions)
Operating activities
Net income	$0.2	$4.4	$21.9
Income (loss) from discontinued operations, net of income taxes	0.2	(10.0)	(13.6)

Income from continuing operations	—	14.4	35.5

Depreciation and amortization	17.4	15.2	16.1
Net (gains) losses on sales of fixed assets	(6.4)	(2.3)	0.6
Loss on impairment of trade name	—	—	6.7
Adjustment to allowance for doubtful accounts	6.4	7.5	8.2
Deferred income tax provision	5.2	4.5	4.5
Stock-based compensation	15.4	13.1	10.1
Changes in assets and liabilities:
Accounts receivable	(1.3)	27.8	53.9
Inventories, net	12.3	12.3	43.3
Accounts payable and accrued liabilities	10.8	(38.0)	(87.8)
Other	(4.9)	7.2	5.4

Cash provided by operating activities – continuing operations	54.9	61.7	96.5
Cash provided by (used for) provided by operating activities – discontinued operations	(0.8)	(2.6)	6.2

Cash provided by operating activities	54.1	59.1	102.7

Investing activities
Invested in capital projects	(9.8)	(13.3)	(17.4)
Proceeds from asset sales	22.7	5.1	0.1
Other	0.3	0.5	0.4

Cash provided by (used for) investing activities – continuing operations	13.2	(7.7)	(16.9)
Cash provided by (used for) investing activities – discontinued operations	—	0.2	(0.2)

Cash provided by (used for) investing activities	13.2	(7.5)	(17.1)

Financing activities
Net transfers to parent	(72.7)	(52.0)	(87.5)
Change in book overdrafts	(5.8)	1.7	1.3

Cash used for financing activities – continuing operations	78.5	(50.3)	(86.2)
Cash (used for) provided by financing activities – discontinued operations	—	0.9	(0.3)

Cash used for financing activities	(78.5)	(49.4)	(86.5)

Effect of exchange rate changes on cash	1.5	(1.5)	0.7

Change in cash and cash equivalents	(9.7)	0.7	(0.2)
Cash and cash equivalents at beginning of period	15.4	14.7	14.9

Cash and cash equivalents at end of period	$5.7	$15.4	$14.7

Supplementary cash flow information
Income taxes paid, net of refunds	$0.7	$1.1	$0.9

Non-Cash Transactions:
Property additions included in accounts payable	$0.7	$1.2	$0.1

Conveyance of related-party note payable	$20.3	—	—

The accompanying notes are an integral part of these combined financial statements.

xpedx

(A Business of International Paper Company)

Combined Statements of Changes in Parent Company Equity

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
	(Dollars in millions)
Balance, January 1, 2011	$981.9	$(3.7)	$978.2
Net income	21.9	—	21.9
Other comprehensive loss, net of tax	—	(4.2)	(4.2)
Net transfers to parent	(79.8)	—	(79.8)

Balance, December 31, 2011	924.0	(7.9)	916.1
Net income	4.4	—	4.4
Other comprehensive income, net of tax	—	1.8	1.8
Net transfers to parent	(38.1)	—	(38.1)

Balance, December 31, 2012	890.3	(6.1)	884.2
Net income	0.2	—	0.2
Other comprehensive income, net of tax	—	1.4	1.4
Net transfers to parent	(37.4)	—	(37.4)

Balance, December 31, 2013	$853.1	$(4.7)	$848.4

The accompanying notes are an integral part of these combined financial statements.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements

December 31, 2013

1. Summary of Business and Significant Accounting Policies

Nature of Operations

xpedx is a business-to-business distributor of paper, packaging and facility supplies products in North America operating 86 distribution centers in the U.S. and Mexico as of December 31, 2013. xpedx distributes products and services to a number of customer markets including: printers, publishers, data centers, manufacturers, higher education institutions, healthcare facilities, sporting and performance arenas, retail, government agencies, property managers and building service contractors.

Basis of Combination

These combined financial statements reflect the historical financial position, results of operations, changes in parent company equity and cash flows of the Company for the periods presented as the Company was historically managed within International Paper Company (International Paper or Parent). The combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of International Paper. The combined financial statements have been prepared in United States (U.S.) dollars and in accordance with generally accepted accounting principles in the U.S. (GAAP). The Company’s combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated as an independent company during the periods presented.

The combined financial statements include expense allocations for certain functions provided by International Paper, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance and stock-based compensation. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder principally allocated on the basis of percent of capital employed, headcount or other measures. During the years ended December 31, 2013, 2012 and 2011, the Company was allocated $84.0 million, $78.4 million and $84.8 million, respectively, of general corporate expenses incurred by International Paper which are included within selling and administrative expenses in the combined statements of operations and comprehensive income. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or the benefit received by the Company during the periods presented. The allocations may not, however, reflect the expenses the Company would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. The Company is unable to determine what such costs would have been had the Company been independent. Following the separation, the Company will perform these functions using its own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by International Paper under transition services agreements. In addition to the transition services agreements, we will enter into a number of commercial agreements with International Paper in connection with the separation.

Intercompany transactions between the Company and International Paper have been included in these combined financial statements and are primarily considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. For those intercompany transactions historically settled in cash between the Company and International Paper, the Company has separately disclosed those balances in the balance sheet as of December 31, 2013 and 2012 as related party receivables and payables. The total net effect of xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

1. Summary of Business and Significant Accounting Policies  (continued)

the settlement of these intercompany transactions, exclusive of those historically settled in cash, is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as parent company investment.

International Paper’s debt and the related interest expense have not been allocated to the Company for any of the periods presented because the Company is not the legal obligor of the debt and International Paper’s borrowings were not directly attributable to the Company’s business.

International Paper maintains self-insurance programs at the corporate level. The Company was allocated a portion of the expenses associated with these programs as part of the general corporate overhead expense allocation. No self-insurance reserves have been allocated to the Company as the self-insurance reserves represent obligations of International Paper, which are not transferrable.

International Paper uses a centralized approach to cash management and financing its operations. Transactions between International Paper and the Company are accounted for through parent company investment. Accordingly, none of the cash, cash equivalents, debt or related interest expense at the Parent level has been assigned to the Company in the combined financial statements. Cash and cash equivalents in the combined balance sheets represents cash and cash equivalents held locally by certain of the Company’s entities.

The Company ceased certain of its operations, and where appropriate, these operations have been reflected as discontinued operations in the combined financial statements. See Note 4 for further discussion.

The Company operates on a calendar year-end.

Subsequent to the issuance of the Company’s consolidated financial statements as of and for the year ended December 31, 2012, the Company’s management identified the following errors:

Company management determined that a last in, first out (LIFO) reserve relating to a prior business combination of IP was incorrectly allocated to xpedx. As a result, the xpedx LIFO reserve is overstated by approximately $27.5 million in the previously issued financial statements. The prior period financial information has been revised to reflect this adjustment. As of December 31, 2012, this correction resulted in an increase in inventory of $27.5 million, an increase to current deferred tax assets of $10.8 million, and an increase to parent company investment of $38.3 million. The correction had no impact on previously reported amounts of net income.

Assets with a net book value of approximately $17.3 million should have been recognized in the Company’s historical combined financial statements. The prior period financial information has been revised to include these assets in the Company’s property balances. As of December 31, 2012, this correction resulted in an increase to property of $17.3 million, a decrease to long term deferred tax assets of $6.9 million, and an increase to parent company investment of $10.4 million. The impact of this correction on net income was immaterial.

The cumulative effect on these adjustments on Parent Company Investment on January 1, 2011 was an increase of $48.7 million.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

1. Summary of Business and Significant Accounting Policies  (continued)

liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are revised as additional information becomes available. Estimates and assumptions are used for, but not limited to income tax contingency accruals and valuation allowances, impairment of goodwill and other intangibles. Actual results could differ from these estimates.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Revenue is recognized when the customer takes title and assumes the risks and rewards of ownership. Revenue is recorded at the time of shipment for customer terms designated f.o.b. (free on board) shipping point. For sales transactions with customers designated f.o.b. destination, revenue is recorded when the product is delivered to the customer’s delivery site, when title and risk of loss are transferred. Shipping terms are determined on a customer by customer or order by order basis.

Certain revenues are derived from shipments arranged by xpedx made directly from a manufacturer to an xpedx customer. xpedx is considered to be a principal to these transactions because, among other factors, xpedx controls pricing to the customer and bears the credit risk of the customer defaulting on payment and is the primary obligor. Revenues from these sales are reported on a gross basis in the combined statements of operations and comprehensive income and amounted to $2.4 billion, $2.5 billion and $2.8 billion for the years ended December 31, 2013, 2012 and 2011, respectively.

Taxes collected from customers relating to product sales and remitted to governmental authorities are accounted for on a net basis. Accordingly, such taxes are excluded from both net sales and expenses.

Purchase Incentives and Customer Rebates

xpedx enters into agreements with suppliers that entitle xpedx to receive rebates, allowances and other discounts based on the attainment of specified purchasing levels or sales to certain customers. Other current assets in the combined balance sheets included $18.4 million and $22.3 million as of December 31, 2013 and 2012, respectively, of anticipated amounts not yet received. Purchase incentives are recorded as a reduction in inventory and recognized into cost of products sold as the product is sold.

xpedx enters into incentive agreements with its customers, which are generally based on sales to these customers. xpedx records its customers’ estimated attainment of discounts and rebates as a reduction of sales. Other accrued liabilities in the combined balance sheets included $12.8 million and $12.3 million as of December 31, 2013 and 2012, respectively, of anticipated amounts not yet paid.

Distribution Expense

Distribution expense consists of storage, handling and delivery costs including freight to our customers’ destination as shown in the combined statements of operations and comprehensive income. Handling and delivery costs in the combined statement of operations and comprehensive income amounted to $252.9 million, $259.7 million and $258.7 million for the years ended December 31, 2013, 2012 and 2011, respectively.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

1. Summary of Business and Significant Accounting Policies  (continued)

Advertising Costs

Advertising costs are expensed as incurred and primarily represent purchases of advertising space within newspapers, trade publications and websites. Such costs were approximately $0.7 million, $0.6 million and $0.9 million for the years ended December 31, 2013, 2012 and 2011, respectively, and are recorded in selling and administrative expenses.

Annual Maintenance Costs

Costs for repair and maintenance activities are expensed in the month that the related activity is performed under the direct expense method of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits on-demand and other highly liquid investments with maturities of three months or less. Cash balances may exceed government insured limits in certain jurisdictions.

Outstanding checks of $33.2 million and $39.1 million as of December 31, 2013 and 2012, respectively, represent checks issued that have not been presented for payment to the banks and are classified in accounts payable in the combined balance sheets.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recognized net of an allowance for doubtful accounts. The allowance for doubtful accounts reflects the best estimate of losses inherent in the Company’s accounts receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other available evidence. The allowance is inclusive of credit risks, returns, discounts and any other items affecting the realization of these assets. Accounts receivable are written off when management determines they are uncollectible.

	2013	2012	2011
	(Dollars in millions)
Beginning balance	$25.3	$26.2	$29.1
Adjustment to reserve	6.4	8.7	8.6
Write-offs	(9.0)	(9.6)	(11.5)

Ending balance	$22.7	$25.3	$26.2

Inventories, Net

Inventories are primarily valued at cost as determined by the LIFO method. Such valuations are not in excess of market. Elements of cost in inventories include the purchase price invoiced by a supplier, plus inbound freight and related costs and reduced by estimated volume-based discounts available from certain suppliers.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

1. Summary of Business and Significant Accounting Policies  (continued)

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and consist principally of land, buildings, leasehold improvements, machinery, equipment and internal-use software. Expenditures for betterments are capitalized, whereas normal repairs and maintenance are expensed as incurred. Depreciation for property and equipment, other than land and construction in progress, is based upon the following estimated useful lives, using the straight-line method:

Buildings	40 years
Leasehold improvements	1 to 10 years
Machinery and equipment	3 to 10 years
Internal-use software	1 to 5 years

The Company capitalizes certain computer software and development costs incurred in connection with developing or obtaining software for internal use. Costs related to the development of internal-use software, other than those incurred during the application development stage, are expensed as incurred.

Upon retirement or other disposal of property and equipment, the cost and related amount of accumulated depreciation are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is included in net income.

The Company assesses the recoverability of assets using undiscounted cash flows whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. If an asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value of the asset and the present value of future cash flows or other reasonable estimate of fair value.

Depreciation includes amortization of leasehold improvements. The amortization of leasehold improvements is recorded over the shorter of the remaining lease term or the economic lives of the leased assets.

Goodwill and Other Intangibles, Net

Goodwill relating to a single business reporting unit is included as an asset of the applicable segment. Goodwill arising from major acquisitions that involve multiple reportable segments is allocated to the reporting units that are expected to benefit from the synergies of the business combinations generating the underlying goodwill.

During the quarter ended December 31, 2013, the Company voluntarily changed the date of its annual goodwill and indefinite-lived intangible asset impairment test from the last day of the fourth quarter (December 31) to the first day of the fourth quarter (October 1). This change is preferable under the circumstances as it (i) results in better alignment with the Company’s annual strategic planning and forecasting process and (ii) provides the Company with additional time in a given fiscal reporting period to accurately assess the recoverability of goodwill and indefinite-lived intangible assets and to measure any indicated impairment. The Company believes that the change in accounting principle related to the annual testing date will not delay, accelerate, or avoid an impairment charge. In accordance with Accounting Standards Codification (ASC) 350, Intangibles – Goodwill and other, if indicators of impairment are deemed to be present and management believes that it is more likely than not events or circumstances have occurred that would result in the impairment of a reporting unit’s goodwill, the Company would perform an interim impairment test and any resulting impairment loss would be xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

1. Summary of Business and Significant Accounting Policies  (continued)

charged to expense in the period identified. This change is not applied retrospectively as it is impracticable to do so because retrospective application would require the application of significant estimates and assumptions with the use of hindsight. Accordingly, the change will be applied prospectively.

In performing this impairment testing, the Company estimates the fair value of its reporting units using the projected future cash flows to be generated by each unit over the estimated remaining useful operating lives of the unit’s assets, discounted using the estimated cost of capital for each reporting unit. These estimated fair values are then analyzed for reasonableness by comparing them to historic market transactions for businesses in the industry. For reporting units whose recorded value of net assets plus goodwill is in excess of their estimated fair values, the fair values of the individual assets and liabilities of the respective reporting units are then determined to calculate the amount of any goodwill impairment charge required. See Note 6 for further discussion.

Intangible assets acquired in a business combination are recorded at fair value. Intangible assets with finite useful lives are subsequently amortized using the straight-line method over the following estimated useful lives of the assets:

Customer lists	13–24 years
Trade names	15–17 years
Non-compete covenants	5 years

The Company assesses the remaining useful life and the recoverability of finite-lived intangible assets whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. The Company reviews indefinite intangible assets for impairment by comparing the fair value of the assets, estimated using an income approach, with their carrying value. If the carrying value exceeds the fair value of the intangible asset, the amount recognized for impairment is equal to the difference between the carrying value of the asset and the present value of future cash flows.

Impairment of Long-Lived Assets

Long-lived assets, including other intangible assets with finite lives, are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, measured by comparing their net book value to the undiscounted projected future cash flows generated by their use. Impaired assets are recorded at their estimated fair value. See Note 6 for further discussion.

Employee Benefits

Certain of the Company’s employees participate in defined benefit pension and other post-employment benefit plans (the Plans) sponsored by International Paper and accounted for by International Paper in accordance with accounting guidance for defined benefit pension and other post-employment benefit plans.

For the employees who participate in the Plans sponsored by International Paper, the Company recognizes a liability only for any required contributions to the Plans that are accrued and unpaid at the balance sheet date, in accordance with generally accepted accounting principles for multiemployer benefit plans. The Company does not record an asset or liability to recognize the funded status of the Plans. The Company also contributes to xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

1. Summary of Business and Significant Accounting Policies  (continued)

multiemployer pension plans for certain collective bargaining U.S. employees that are not sponsored by International Paper. All pension and other postretirement expenses related to xpedx employees are reported within both cost of products sold and selling and administrative expenses in the combined statements of operations and comprehensive income.

Stock-Based Compensation

Compensation costs resulting from all stock-based compensation transactions are measured and recorded in the combined financial statements based on the grant-date fair value of the equity instruments issued. Compensation cost is recognized over the period that an employee provides service in exchange for the award.

Income Taxes

Historically, the Company was included in the foreign and domestic tax filings with other International Paper entities. The income tax provisions in these financial statements have been prepared on a separate return basis as if the Company was a stand-alone entity. The results from being included in the combined tax returns are included in Parent company investment. International Paper’s global tax structure and model has been developed based on its entire portfolio of businesses. Accordingly, the Company’s tax results as presented may not be reflective of the results that the Company will generate in the future or would have generated on a stand-alone basis. Further, for jurisdictions where the Company filed returns as part of International Paper, the stand alone provision will present taxes payable as a component of equity since the Company will never actually be liable for the payable. The Company will record a payable balance, if necessary, for foreign jurisdictions where the Company has a legal obligation to file and pay income tax.

With the exception of certain non-U.S. entities, the Company does not maintain taxes payable to or from International Paper and the Company is deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

xpedx uses the asset and liability method of accounting for income taxes whereby deferred income taxes are recorded for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are remeasured to reflect new tax rates in the periods rate changes are enacted.

xpedx records its tax provision based on the respective tax rules and regulations for the jurisdictions in which it operates. Where the Company believes that a tax position is supportable for income tax purposes, the item is included in its income tax returns. Where treatment of a position is uncertain, liabilities are recorded based upon the Company’s evaluation of the “more likely than not” outcome considering the technical merits of the position based on specific tax regulations and the facts of each matter. Changes to recorded liabilities are made only when new information becomes available that changes the likely outcome, such as settlement with the relevant tax authority, the expiration of statutes of limitation for the subject tax year, a change in tax laws, or a recent court case that addresses the matter.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

1. Summary of Business and Significant Accounting Policies  (continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash, trade accounts receivable, accounts payable and other components of other current assets and other current liabilities, in which the carrying amount approximates fair value due to the short maturity of these items.

Intangible assets acquired in a business combination are recorded at fair value and the Company reviews indefinite intangible assets for impairment by comparing the fair value of the assets, estimated using an income approach, with their carrying value. Additionally when performing annual goodwill impairment testing, the Company estimates the fair value of its reporting units using the projected future cash flows to be generated by each unit over the estimated remaining useful operating lives of the unit’s assets, discounted using the estimated cost of capital for each reporting unit.

The guidance for fair value measurements and disclosures sets out a fair value hierarchy that groups fair value measurement inputs into the following three classifications:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

In valuing intangible assets acquired in a business combination as well as in performing annual and interim, if applicable, intangible asset impairment testing the Company utilizes a combination of Level 1, 2 and 3 inputs.

Translation of Financial Statements

Balance sheets of international operations are translated into U.S. dollars at year-end exchange rates, while statements of operations are translated at average rates. Adjustments resulting from financial statement translations are included as cumulative translation adjustments in accumulated other comprehensive income.

Parent Company Investment

Parent company investment in the combined balance sheets represents International Paper’s historical investment in the Company, the Company’s accumulated net earnings after income taxes and the net effect of transactions with and allocations from International Paper.

2. Recent Accounting Developments

Income Taxes

In July 2013, the FASB issued ASU 2013-11, Income Taxes, which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance should be applied to all unrealized tax benefits that exist as of the effective date which is fiscal years beginning after December 15, 2013 and interim periods within those years. The Company is currently evaluating the provisions of this guidance.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

2. Recent Accounting Developments  (continued)

Multiemployer Pension Plans

In September 2011, the FASB issued ASU 2011-09, Compensation – Retirement Benefits – Multiemployer Plans, related to the disclosure requirements for an employer’s participation in a multiemployer pension plan, resulting in more detailed disclosure information. The updated guidance is effective for fiscal years ending on or after December 15, 2012; however, early adoption is permitted for both public and nonpublic entities. The application of the requirements of this guidance did not have a material effect on the combined financial statements. See Note 9 for further discussion of the Company’s participation in multiemployer plans.

3. Restructuring Charges

During 2010, the Company completed a strategic assessment of its operating model, resulting in the decision to begin on a multi-year restructuring plan. The restructuring plan involved the establishment of a lower cost operating model in connection with the repositioning of the Print segment in consideration of changing market considerations. The restructuring plan included initiatives to: (i) optimize the warehouse network, (ii) improve the efficiency of the sales team and (iii) reorganize the procurement function. Management launched the plan in 2011.

The restructuring plan identified locations to be affected and a range of time for specific undertakings. A severance liability was established when positions to be eliminated were identified. Generally severance arrangements were based on years of employee service.

2013

During 2013, six retail and warehouse locations were closed as part of the identified restructuring plan. The closures occurred throughout 2013 with a majority of the activity in the first and second quarters. The Company recorded total restructuring charges of $37.9 million before taxes ($ 23.0 million after taxes). These charges included:

	Before-Tax Charges	After-Tax Charges
	(Dollars in millions)
Facility costs	$15.2	$9.3
Severance	16.9	10.3
Personnel costs	10.9	6.6
Accelerated amortization and depreciation	0.3	0.1
Professional services	1.0	0.6
Gain on sale of fixed assets	(6.4)	(3.9)

Total	$37.9	$23.0

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

3. Restructuring Charges  (continued)

2012

During 2012, 118 total retail and warehouse locations were closed as part of the identified restructuring plan. The closures occurred throughout 2012 with a majority of the activity in the first and second quarters. The Company recorded total restructuring charges of $35.1 million before taxes ($21.2 million after taxes). These charges included:

	Before-Tax Charges	After-Tax Charges
	(Dollars in millions)
Facility costs	$13.0	$7.9
Severance	11.9	7.2
Personnel costs	10.6	6.4
Accelerated amortization and depreciation	1.2	0.7
Professional services	1.1	0.6
Gain on sale of fixed assets	(2.7)	(1.6)

Total	$35.1	$21.2

2011

During 2011, 61 total retail and warehouse locations were closed and an additional three warehouse locations were relocated to better serve the existing customer base. The closures and relocations occurred throughout 2011 with a majority of the activity in the third and fourth quarters. The Company recorded total restructuring charges of $43.6 million before taxes ($26.7 million after taxes) related to the overall restructuring plan. These charges included:

	Before-Tax Charges	After-Tax Charges
	(Dollars in millions)
Severance	$12.2	$7.6
Professional services	9.9	6.0
Facility costs	7.0	4.2
Personnel costs	6.9	4.2
Write-down of intangible asset	6.7	4.1
Accelerated amortization and depreciation	0.5	0.3
Loss on sale of fixed assets	0.4	0.3

Total	$43.6	$26.7

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

3. Restructuring Charges  (continued)

The corresponding liability and activity during the periods presented are detailed in the table below. The restructuring liability is included within other non-current liabilities ($1.9 million and $2.3 million at December 31, 2013 and 2012, respectively) and other accrued liabilities ($5.8 million and $1.5 million for 2013 and 2012, respectively) in the combined balance sheets.

Total
(Dollars in millions)
Liability at December 31, 2011	4.7
Additional provision	36.6
Payments	(37.0)
Adjustment of prior year’s estimate	(0.5)

Liability at December 31, 2012	$3.8
Additional provision	44.0
Payments	(39.7)
Adjustment of prior year’s estimate	(0.4)

Liability at December 31, 2013	$7.7

4. Discontinued Operations

During 2011, the Company ceased its Canadian operations which provided distribution of printing supplies to Canadian based customers. Additionally, the Company ceased its printing press distribution business which was located in the U.S. Historically, both of these businesses had been included in the Company’s Print segment. As the operations and cash flows of these components have been eliminated from the ongoing operations of the Company and the Company will not have any significant continuing involvement in the operations of the components, these components are included in discontinued operations for all periods presented.

Net sales, income (loss) from operations and loss on disposition for discontinued operations are as follows:

	2013	2012	2011
	(Dollars in millions)
Net sales	$—	$—	$82.1
Loss from operations	(0.5)	(0.4)	(6.4)
Restructuring and disposal gains (costs)	0.7	(10.1)	(8.6)
Income (loss) from discontinued operations, net of income tax benefit of $0.0, $0.5 and $1.4, respectively	0.2	(10.0)	(13.6)

5. Supplementary Financial Statement Information

Inventories, Net

The Company’s inventories are comprised of finished goods. The LIFO inventory method is used to value the Company’s inventories. Approximately 97% of inventories were valued using this method. If the first-in, first-out method had been used, it would have increased total inventory balances by approximately $76.6 million and $73.2 million at December 31, 2013 and 2012, respectively. During 2013, the Company incurred a LIFO decrement of $13.9 million. During 2013, 2012 and 2011, liquidation of LIFO layers generated (expense) / income of $(3.4), $(1.0) and $0.8, respectively.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

5. Supplementary Financial Statement Information  (continued)

Other Current Assets

The components of other current assets were as follows at December 31, 2013 and 2012:

	December 31,
	2013	2012
	(Dollars in millions)
Rebates receivable	$18.4	$22.3
Prepaid expenses	5.6	6.8
Other	2.3	0.4

Other current assets	$26.3	$29.5

Property and Equipment, Net

The components of property and equipment, net were as follows at December 31, 2013 and 2012:

	December 31,
	2013	2012
	(Dollars in millions)
Land, buildings and improvements	$143.8	$171.3
Machinery and equipment	72.5	73.1
Internal-use software	84.5	84.5
Construction in process	4.9	5.8

Gross cost	305.7	334.7
Less accumulated depreciation and amortization	198.6	202.7

Property and equipment, net	$107.1	$132.0

	2013	2012	2011
	(Dollars in millions)
Depreciation and amortization expense, property and equipment	$15.9	$12.9	$13.1

Depreciation expense was $7.6 million, $9.9 million and $10.0 million for the years ended December 31, 2013, 2012 and 2011, respectively. Amortization of internal-use software costs was $8.3 million, $3.0 million and $3.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Unamortized internal-use software costs, including amounts recorded in construction in progress, were $17.1 million and $25.4 million at December 31, 2013 and 2012, respectively. During 2013, 2012, and 2011, $0.3 million, $1.2 million, and $0.5 million of depreciation is included in restructuring, respectively.

Assets Held for Sale

As part of the Company’s restructuring activities described in Note 3 certain land, buildings and improvements have been classified as held for sale within the combined balance sheet as of December 31, 2013 and 2012 as the Company has committed to a plan to sell the identified assets and the assets are available for immediate sale.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

5. Supplementary Financial Statement Information  (continued)

Accrued Payroll and Benefits

The components of accrued payroll and benefits were as follows at December 31, 2013 and 2012:

	December 31,
	2013	2012
	(Dollars in millions)
Employee payroll	$43.8	$31.2
Employee bonuses	2.8	15.5
Payroll tax	8.3	8.7

Accrued payroll and benefits	$54.9	$55.4

Other Accrued Liabilities

The components of other accrued liabilities were as follows at December 31, 2013 and 2012:

	December 31,
	2013	2012
	(Dollars in millions)
Customer incentive	$12.8	$12.3
Other accrued expenses	11.5	7.7
Sales tax	3.1	3.3
Freight	2.4	2.8
Deferred severance	3.4	2.3
Real estate tax	2.0	2.0
Accrued tax	1.3	1.8

Other accrued liabilities	$36.5	$32.2

6. Goodwill and Other Intangibles, Net

The net goodwill balance is specific to the Packaging reportable segment and approximated $26.4 million at December 31, 2013 and 2012. Since the adoption of ASC 350, Intangibles – Goodwill and Other, in 2002, the Company has recognized impairment charges of $373.0 million; there were no impairment charges related to goodwill for the years ended December 31, 2011, 2012 or 2013. The Company made no acquisitions during 2011, 2012 and 2013.

Identifiable intangible assets were comprised of the following at December 31, 2013 and 2012:

	December 31,
	2013		2012
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Remaining Life
	(Dollars in millions)
Customer lists	$30.7	$21.5	$30.7	$20.1	1–7 years
Trade names	0.2	0.1	0.2	—	11 years

Total	$30.9	$21.6	$30.9	$20.1

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

6. Goodwill and Other Intangibles, Net  (continued)

The Company recognized the following amounts as amortization expense related to intangible assets for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(Dollars in millions)
Amortization expense related to intangible assets	$1.5	$2.3	$9.7

Included in the above amounts is an impairment charge of $6.7 million recorded in 2011 related to the Central Lewmar trade name, which is included within restructuring charges in the combined statements of operations and comprehensive income. The Central Lewmar trade name was deemed to have a fair value of $0 and is a classified as a Level 3 fair value measurement.

Based on current intangibles subject to amortization, estimated amortization expense for each of the succeeding years is as follows: 2014 – $1.4 million, 2015 – $1.4 million, 2016 – $1.4 million, 2017 – $1.4 million, 2018 – $1.4 million and cumulatively thereafter – $2.3 million.

7. Income Taxes

The components of the Company’s earnings from continuing operations before income taxes and equity earnings by taxing jurisdiction were as follows:

	2013	2012	2011
	(Dollars in millions)
(Loss) income:
U.S.	$(2.1)	$15.8	$45.0
Non-U.S.	2.5	7.7	11.7

Income from continuing operations before income taxes	$0.4	$23.5	$56.7

A summary of income tax (benefit) provision from continuing operations in the Combined Statement of Operations and comprehensive income is as follows:

	2013	2012	2011
	(Dollars in millions)
Current tax (benefit) provision:
U.S. federal	$(4.9)	$2.1	$11.2
U.S. state and local	(0.4)	0.4	2.5
Non-U.S.	0.5	2.1	3.0

	(4.8)	4.6	16.7

Deferred tax provision:
U.S. federal	4.6	3.5	4.1
U.S. state and local	0.5	0.9	0.4
Non-U.S.	0.1	0.1	—

	5.2	4.5	4.5

Income tax provision	$0.4	$9.1	$21.2

Income tax benefit separately allocated to discontinued operations was $0.0, $0.5 million and $1.4 million for the years ending December 31, 2013, 2012 and 2011, respectively.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

7. Income Taxes  (continued)

A reconciliation of income tax expense from continuing operations using the statutory U.S. income tax rate compared with the actual income tax provision follows:

	2013	2012	2011
	(Dollars in millions)
Income from continuing operations before income taxes	0.4	23.5	56.7
Statutory U.S. income tax rate	35.0%	35.0%	35.0%
Tax expense using statutory U.S. income tax rate	0.1	8.2	19.9
State and local income taxes	—	0.7	2.1
Foreign rate differential	(0.1)	(0.6)	(1.1)
Meals and entertainment	0.4	0.6	0.6
Other	—	0.2	(0.3)

Income tax provision	0.4	9.1	21.2

Effective income tax rate	100.0%	38.7%	37.4%

The tax effects of significant temporary differences, representing deferred income tax assets and liabilities as of December 31, 2013 and 2012, were as follows:

	December 31,
	2013		2012
	Domestic	Non-US	Domestic	Non-US
	(Dollars in millions)
Deferred income tax assets:
Bad debt reserves	$8.6	$—	$9.3	$—
Inventory	36.9	—	39.5	—
Accrued compensation	7.1	—	10.8	—
Other current	2.3	0.4	—	0.7
Goodwill and intangibles	18.2	—	21.8	—
Long-term compensation	7.3	—	8.1	—
Other non-current	1.4	0.1	1.1	—
Net operating losses and credit Carryforwards	4.4	—	—	—

Gross deferred income tax assets	86.2	0.5	90.6	0.7
Less valuation allowance	—	—	—	—

Deferred income tax asset	86.2	0.5	90.6	0.7

Deferred income tax liabilities:
Fixed assets	(8.7)	—	(7.1)	—

Gross deferred income tax liabilities	(8.7)	—	(7.1)	—

Net deferred income tax asset	$77.5	$0.5	$83.5	$0.7

The Company’s deferred balances include $4.0 million in federal and state net operating loss carryforwards that were generated in 2013. The federal net operating loss carryforward will expire in 2033 and the state net operating loss carryforward will expire in different years depending on the jurisdiction. In addition to the net operating loss carryforward, the Company maintains an Alternative Minimum Tax credit carryforward of $0.4 million which has an indefinite life.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

7. Income Taxes  (continued)

The deferred income tax balances included in the combined balance sheets as of December 31, 2013 and 2012 were as follows:

	2013	2012
	(Dollars in millions)
Deferred income tax assets (current)	$55.3	$60.0
Deferred income tax assets (non-current)	22.7	24.2

Net deferred income tax asset	$78.0	$84.2

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	(Dollars in millions)
Balance at January 1	$(1.7)	$(1.4)	$(1.1)
Additions based on tax positions related to current year	—	(0.3)	(0.3)
Expiration of statutes of limitation	1.1	—	—

Balance at December 31	$(0.6)	$(1.7)	$(1.4)

Included in the balance as of December 31, 2013, 2012 and 2011 are $0.6, $1.7 and $1.4, respectively, for tax positions for which the ultimate benefits are highly certain, but for which there is uncertainty about the timing of such benefits. However, except for the possible effect of any penalties, any disallowance that would change the timing of these benefits would not affect the annual effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company accrues interest on unrecognized tax benefits as a component of interest expense. Penalties, if incurred, are recognized as a component of income tax expense. The Company had less than $0.1 million in each year accrued for the payment of estimated interest associated with unrecognized tax benefits at December 31, 2013, 2012 and 2011, respectively.

In assessing the realizability of the deferred tax assets at December 31, 2013, 2012 and 2011, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize the benefits of these deductible differences.

The major jurisdictions where the Company files income tax returns, both separately and as a part of International Paper Company, are the United States, Canada, Mexico and the Netherlands. Generally, tax years 2002 through 2012 remain open and subject to examination by the relevant tax authorities. The Company is xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

7. Income Taxes  (continued)

typically engaged in various tax examinations at any given time, both in the United States and overseas. In 2013, the Company concluded its examination with the U.S. Internal Revenue Service for the tax years 2006-2009. As a result of the completion of the examinations, the Company reduced its unrecognized tax benefits by approximately $1.1 million. Due to expiration of statutes of limitation, the Company currently estimates that the amount of unrecognized tax benefits could be reduced by up to $0.3 million during the next twelve months.

Deferred income taxes are not provided for temporary differences of approximately $37.7 million as of December 31, 2013, representing earnings non-U.S. subsidiaries intended to be permanently reinvested. Computation of the potential deferred tax liability associated with these undistributed earnings and other basis difference is not practicable.

8. Commitments and Contingent Liabilities

Certain property, machinery and equipment are leased under cancelable and noncancelable agreements.

At December 31, 2013, total future minimum commitments under existing noncancelable operating leases were as follows:

	2014	2015	2016	2017	2018	Thereafter
	(Dollars in millions)
Lease obligations	$46.3	$38.2	$33.0	$29.4	$25.5	$61.1
Sublease income	0.9	0.8	0.8	0.5	—	—

Total	$45.4	$37.4	$32.2	$28.9	$25.5	$61.1

Rent expense was $65.0 million, $64.4 million and $71.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Operating Leases

xpedx leases certain of its distribution facilities, operating equipment and office equipment under noncancelable operating leases with terms greater than one year. Operating lease terms, including renewal options likely to be exercised, range from 3 months to 22 years and commitments range from $0.1 million to $15.3 million based on the type of equipment or size of the facility. Many of the leases include escalating rents for which the Company calculates annual straight-line expense and compares this to the actual lease expense by year in accordance with ASC 840, Leases. The Company records lease expense using the straight-line method. The difference between straight-line and actual lease payments is recorded on the combined balance sheet as a current or noncurrent liability based on the remaining lease term. Many leases include renewal options at predetermined rates or rates tied to a published index. All leasehold improvements are depreciated at the lesser of the asset life or the lease term and reflected in depreciation and amortization in the combined statements of operations and comprehensive income.

Guarantees

In connection with sales of property, equipment and other assets, xpedx commonly makes representations and warranties relating to such assets and may agree to indemnify buyers with respect to tax and environmental liabilities, breaches of representations and warranties, and other matters. Where liabilities for such matters are xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

8. Commitments and Contingent Liabilities  (continued)

determined to be probable and subject to reasonable estimation, accrued liabilities are recorded at the time of sale as a cost of the transaction. There were no such guarantees at December 31, 2013 and 2012.

Legal Proceedings

From time to time the Company is involved in legal proceedings that are incidental to the operation of our business. Some of these proceedings seek remedies relating to product liability, personal injury claims, employment and pension matters, and commercial or contractual disputes, sometimes related to acquisitions. We will continue to defend vigorously against all claims.

Although the ultimate outcome of any legal mater cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our cash flow, results of operations or financial condition.

Other

Approximately 10.0% of xpedx’s work force is represented under 23 collective bargaining agreements as of December 31, 2013. Six of these agreements expire during 2014.

9. Retirement and Post Retirement Benefit Plans

Certain of the Company’s employees participate in defined benefit pension and other post-employment benefit plans (the Plans) sponsored by International Paper and accounted for by International Paper in accordance with accounting guidance for defined benefit pension and other post-employment benefit plans. The total cost of the Plans is determined by actuarial valuation and the Company receives an allocation of the service cost of the Plans based upon a percent of salaries. The amount of net pension and other post-employment benefit expense attributable to the Company related to these International Paper sponsored plans was $15.1 million, $12.7 million and $12.8 million for the years ended December 31, 2013, 2012 and 2011, respectively, and is reflected within both cost of products sold and selling and administrative expenses in the combined statements of operations and comprehensive income.

The Company also contributes to multiemployer pension plans for certain collective bargaining U.S. employees that are not sponsored by International Paper. The risks of participating in these multiemployer pension plans are different from a single employer plan in the following aspects:

•	Assets contributed to the multiemployer plans by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer ceases contributing to the plan, the unfunded obligations of the plan may be inherited by the remaining participating employers.

•	If the Company chooses to stop participating in the multiemployer plan, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company made contributions to the bargaining unit supported multiemployer pension plans of approximately $2.5 million, $2.6 million and $2.6 million for the years ended December 31, 2013, 2012 and xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

9. Retirement and Post Retirement Benefit Plans  (continued)

2011, respectively. xpedx’s participation in these plans for the annual period ended December 31, 2013 is outlined in the table below. The “EIN/Pension Plan Number” column provides the Employee Identification Number and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2013 and 2012 is for the plan’s year-end at December 31, 2013 and December 31, 2012, respectively. The zone status is based on information that xpedx received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are less than 80 percent funded and plans in the green zone are at least 80 percent funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a Financial Improvement Plan or a Rehabilitation Plan is either pending or has been implemented. The last column lists the expiration date(s) of the collective bargaining agreement(s) to which the plans are subject.

	EIN/Pension Plan No.	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented	xpedx Contributions			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
Pension Fund		2013	2012		2013	2012	2011
					(Dollars in millions)
Western Conference of Teamsters Pension Plan	916145047/001	Green	Green	No	$1.2	$1.3	$1.4	No	10/31/2015

Central States Southeast Southwest Pension (IBT)	366044243/001	Red	Red	RP, Implemented	0.2	0.2	0.2	Yes	2/28/2014

Teamsters Pension Trust Fund of Philadelphia and Vicinity	231511735/001	Yellow	Yellow	FIP, Implemented	0.3	0.3	0.3	No	7/31/2015

Graphic Arts Industry Joint Pension Trust	521074215/001	Red	Red	RP, Implemented	0.1	0.1	0.1	Yes	9/16/2016

New England Teamsters & Trucking Industry Pension	046372430/001	Red	Red	RP, Implemented	0.5	0.5	0.4	No	9/30/2017

Western Pennsylvania Teamsters and Employers Pension Plan	256029946/001	Red	Red	RP, Implemented	0.2	0.2	0.2	No	3/31/2017

Total contributions					$2.5	$2.6	$2.6

Certain employees also participate in defined contribution plans sponsored by International Paper including the International Paper Company Salaried Savings Plan, the International Paper Company Hourly Savings Plan and the Deferred Compensation Savings Plan. The defined contribution plans allow eligible employees to contribute a portion of their salary to the plans and International Paper makes matching contributions to participant accounts on a specified percentage of employee deferrals as determined by the provisions of each plan.

Both the International Paper Company Salaried Savings Plan and the International Paper Company Hourly Savings Plan are tax-qualified defined contribution 401(k) savings plans. The Deferred Compensation Savings Plan is an unfunded nonqualified defined contribution plan. This plan permits eligible employees to continue to make deferrals and receive company matching contributions when their contributions to the International Paper Salaried Savings Plan are stopped due to limitations under U.S. tax law. Participant deferrals and company matching contributions are not invested in a separate trust, but are paid directly from International Paper’s general assets at the time benefits become due and payable.

Company matching contributions to the plans totaled approximately $16.7 million, $17.3 million and $18.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

9. Retirement and Post Retirement Benefit Plans  (continued)

Company employees also participate in other post-retirement benefit plans such as health care and life insurance plans sponsored by International Paper. International Paper provides certain retiree health care and life insurance benefits covering certain U.S. salaried and hourly employees. International Paper does not fund these benefits prior to payment and has the right to modify or terminate certain of these plans in the future. The service cost related to xpedx employees covered by these plans totaled approximately $2.9 million, $3.0 million and $3.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

10. Incentive Plans

As of December 31, 2013, all equity awards held by employees of the Company were granted under International Paper’s 2009 Incentive Compensation Plan (ICP) or predecessor plans. The ICP authorizes grants of restricted stock, restricted or deferred stock units, performance awards payable in cash or stock upon the attainment of specified performance goals, dividend equivalents, stock options, stock appreciation rights, other stock-based awards and cash-based awards at the discretion of the Management Development and Compensation Committee of the Board of Directors (the Committee) that administers the ICP. Restricted stock units (RSU’s) were also awarded to certain non-U.S. employees. The following disclosures represent the Company’s portion of such plans.

Performance Share Plan

Under the Performance Share Plan (PSP), contingent awards of International Paper common stock are granted by the Committee. The PSP awards are earned over a three-year period. For the 2011 grant, one-fourth of the award is earned during each of the three twelve-month periods, with the final one-fourth portion earned over the full three-year period. The 2012 and 2013 grants are earned evenly over a thirty-six-month period. PSP awards are earned based on the achievement of defined performance rankings of return on investment (ROI) and total shareholder return (TSR) compared to ROI and TSR peer groups of companies. Awards are weighted 75% for ROI and 25% for TSR for all participants except for officers for whom the awards are weighted 50% for ROI and 50% for TSR. The ROI component of the PSP awards is valued at the closing stock price on the day prior to the grant date. As the ROI component contains a performance condition, compensation expense, net of estimated forfeitures, is recorded over the requisite service period based on the most probable number of awards expected to vest. The TSR component of the PSP awards is valued using a Monte Carlo simulation as the TSR component contains a market condition. The Monte Carlo simulation estimates the fair value of the TSR component based on the expected term of the award, a risk-free rate, expected dividends and the expected volatility for International Paper and its competitors. The expected term is estimated based on the vesting period of the awards, the risk-free rate is based on the yield on U.S. Treasury securities matching the vesting period and the volatility is based on the Company’s historical volatility over the expected term.

Beginning with the 2011 PSP, grants are made in performance-based restricted stock units (PSU’s). The PSP will continue to be paid in unrestricted shares of International Paper stock.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

10. Incentive Plans  (continued)

The following table sets forth the assumptions used to determine compensation cost for the market condition component of the PSP plan:

	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2012
Expected volatility	36.02%	25.25% – 55.33%
Risk-free interest rate	0.37%	0.12% – 0.42%

The following summarizes PSP activity for the three years ended December 31, 2013:

	Shares/ Units	Weighted Average Grant Date Fair Value
		(Actual Dollar)
Outstanding at December 31, 2010	804,579	26.56
Granted	471,214	28.08
Shares issued	(168,409)	36.26
Forfeited	(23,561)	28.08

Outstanding at December 31, 2011	1,083,823	25.68
Granted	336,334	31.33
Shares issued	(309,368)	19.10
Forfeited	(16,817)	31.33

Outstanding at December 31, 2012	1,093,972	$29.28
Granted	296,888	39.55
Shares issued	(334,228)	28.93
Forfeited	(14,844)	39.55

Outstanding at December 31, 2013	1,041,788	$32.21

Executive Continuity and Restricted Stock Award Programs

The Executive Continuity Award program provides for the granting of tandem awards of restricted stock and/or nonqualified stock options to key executives. Grants are restricted and awards conditioned on attainment of a specified age. The awarding of a tandem stock option results in the cancellation of the related restricted shares.

The service-based Restricted Stock Award program (RSA), designed for recruitment, retention and special recognition purposes, also provides for awards of restricted stock to key employees. Of the outstanding awards at December 31, 2013, 25,000 shares are expected to vest in 2014.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

10. Incentive Plans  (continued)

The following summarizes the activity of the Executive Continuity Award program and RSA program for the three years ended December 31, 2013:

	Shares/ Units	Weighted Average Grant Date Fair Value
		(Actual Dollar)
Outstanding at December 31, 2010	—	—
Granted	5,000	27.24

Outstanding at December 31, 2011	5,000	27.24
Granted	25,000	35.15
Shares issued	(2,500)	27.24

Outstanding at December 31, 2012	27,500	$34.43
Granted
Shares issued	(2,500)	27.24

Outstanding at December 31, 2013	25,000	$35.15

Stock-based compensation expense and related income tax benefits were as follows:

	2013	2012	2011
	(Dollars in millions)
Total stock-based compensation expense (included in selling and administrative expense)	$15.4	$13.1	$10.1
Income tax benefits related to stock-based compensation	8.5	6.2	4.4

At December 31, 2013, $10.2 million of compensation cost, net of estimated forfeitures, related to unvested restricted performance shares, executive continuity awards and restricted stock attributable to future performance had not yet been recognized. This amount will be recognized in expense over a weighted-average period of 1.65 years.

11. Financial Information by Reportable Segment and Geographic Area

xpedx’s reportable segments, Print, Packaging and Facility Solutions, are consistent with the internal structure used to manage these businesses and the Company’s major product lines.

For management purposes, xpedx reports the operating performance of each segment based on operating profit. Intersegment sales and transfers are recorded at current market prices.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

11. Financial Information by Reportable Segment and Geographic Area  (continued)

Information by Reportable Segment

Net Sales

The following table presents net sales by reportable segment for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(Dollars in millions)
Print	$3,219.4	$3,486.2	$3,911.9
Packaging	1,587.2	1,582.1	1,617.0
Facility Solutions	845.8	943.6	979.9
Corporate and intersegment sales	—	0.1	0.4

Net sales	$5,652.4	$6,012.0	$6,509.2

Operating Profit

The following table presents operating profit (loss) by reportable segment for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(Dollars in millions)
Print	$27.4	$32.3	$54.5
Packaging	43.1	51.0	61.5
Facility Solutions	(24.1)	(35.5)	(18.3)

Operating profit	46.4	47.8	97.7
Corporate items	(46.0)	(24.3)	(41.0)

Earnings from continuing operations before income taxes	$0.4	$23.5	$56.7

Assets

The following table presents total assets by reportable segment as of December 31, 2013 and 2012:

	2013	2012
	(Dollars in millions)
Print	$654.2	$708.9
Packaging	437.2	418.2
Facility Solutions	220.2	238.0
Corporate	0.6	2.8

Total assets	$1,312.2	$1,367.9

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

11. Financial Information by Reportable Segment and Geographic Area  (continued)

Restructuring Charges

The following table presents restructuring charges by reportable segment for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(Dollars in millions)
Print	$13.0	$20.5	$25.2
Packaging	8.9	5.7	9.0
Facility Solutions	3.8	4.5	4.4
Corporate	12.2	4.4	5.0

Restructuring charges	$37.9	$35.1	$43.6

Capital Spending

The following table presents capital spending by reportable segment for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(Dollars in millions)
Print	$3.5	$7.9	$9.5
Packaging	4.2	4.6	5.7
Facility Solutions	1.6	2.0	2.2

Total from continuing operations	$9.3	$14.5	$17.4

Depreciation and Amortization

The following table presents depreciation and amortization by reportable segment for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(Dollars in millions)
Print	$10.5	$7.6	$9.7
Packaging	3.7	3.6	3.4
Facility Solutions	2.9	2.8	2.5

Depreciation and amortization	$17.1	$14.0	$15.6

Information by Geographic Area

Substantially all of the Company’s operations and identifiable assets are located in the United States. The following tables present net sales and long-lived assets by geographic area.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

11. Financial Information by Reportable Segment and Geographic Area  (continued)

Net Sales(a)

The following table presents net sales by geographic area for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(Dollars in millions)
United States	$5,508.5	$5,830.9	$6,295.3
Other countries	143.9	181.1	213.9

Net sales	$5,652.4	$6,012.0	$6,509.2

(a)	Net sales are attributed to countries based on the location of the purchaser/destination.

Long-Lived Assets

The following table presents long-lived assets by geographic area as of December 31, 2013 and 2012:

	December 31,
	2013	2012
	(Dollars in millions)
United States	$106.1	$130.9
Other countries	1.0	1.1

Long-lived assets	$107.1	$132.0

12. Concentrations of Credit Risk

Concentration of credit risk relates to trade receivables which arise in the normal course of business. The Company performs regular credit evaluations of its customers. Collateral is not always required and the majority of trade receivables are unsecured.

No one customer accounted for more than 5% of net sales or accounts receivable as of or for the years ended December 31, 2013, 2012 and 2011. The Company does not believe that there is any concentration of sales or accounts receivable that present a significant risk.

13. Related-Party Transactions and Parent Company Equity

Related-Party Sales and Purchases

For the years ended December 31, 2013, 2012 and 2011, the Company sold products to other International Paper businesses in the amount of $53.0 million, $65.1 million and $60.0 million, respectively, which is included in net sales in the combined statements of operations and comprehensive income. The Company also purchases inventories from other International Paper businesses. The Company purchased and recognized in cost of products sold inventory from International Paper of $604.4 million, $639.0 million and $651.6 million in the years ended December 31, 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, the aggregate amount of inventories purchased from other International Paper businesses that remained on the Company’s combined balance sheets was $48.5 million and $53.7 million, respectively.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

13. Related-Party Transactions and Parent Company Equity  (continued)

Related-Party Receivables Securitization

International Paper’s contractually committed credit facilities include up to $1.0 billion of commercial paper-based financings based on eligible receivables balances ($958 million available as of December 31, 2013) under a receivables securitization program. The accounts receivable of xpedx are included in the eligible receivable balances under the securitization program. At December 31, 2013 and 2012 there were no borrowings under the receivables securitization program.

Parent Company Investment

Net transfers to parent are included within parent company equity on the combined statements of changes in parent company equity. All significant intercompany transactions between the Company and International Paper have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as Parent company investment. The components of the net transfers to parent for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
	(Dollars in millions)
Intercompany sales and purchases, net	$556.6	$575.2	$590.3
Cash pooling and general financing activities	(678.1)	(698.1)	(770.9)
Corporate allocations including income taxes	84.1	84.8	100.8

Total net transfers to parent	$(37.4)	$(38.1)	$(79.8)

On June 27, 2011 the Company borrowed $15.1 million from the Parent bearing interest at 1.86%. Additionally, on August 31, 2011, the Company separately borrowed $5.1 million from the Parent bearing interest of

3.05%. There are no covenants with these Promissory Notes and interest is due to the Parent at the maturity date. On December 31, 2013, the Company entered into a General Conveyance Agreement with its Parent whereby the debt was assumed by the Parent effective immediately.

14. Subsequent Events

These combined financial statements reflect management’s evaluation of subsequent events through April 4, 2014, the date the Company’s financial statements were available to be issued.

On January 28, 2014, International Paper announced that the Company and Unisource Worldwide, Inc. (“Unisource”) will merge under the terms of a definitive agreement that will result in the creation of a new publicly traded company.

International Paper will indirectly contribute the assets of the Company to a newly formed wholly owned subsidiary, xpedx Holding Company, in exchange for the stock of the subsidiary, a cash payment of approximately $400 million expected to be financed with new debt in the new company’s capital structure, and the potential for an additional cash payment of up to $100 million pursuant to an “earn-out” provision. International Paper will distribute shares of the new company to International Paper shareholders on a pro rata basis in a manner intended to be tax-free to International Paper and its shareholders.

xpedx

(A Business of International Paper Company)

Notes to Combined Financial Statements  (continued)

14. Subsequent Events  (continued)

Following the spinoff of the new company to International Paper shareholders, Unisource will immediately merge with and into the new company. In connection with the merger, the shares of Unisource will be converted into a number of shares of the new company such that, following the merger, approximately 51% of the shares of the new public company will be owned by International Paper shareholders, with the remaining approximately 49% of shares held by UWW Holdings LLC, the holding company that owns Unisource.

To finance the cash payment to International Paper and refinance existing debt of Unisource, the new company has entered into a commitment with three banks for $1.4 billion of asset-backed financing.

Independent Auditor’s Report

To the Board of Directors

UWW Holdings, Inc. and Subsidiaries:

We have audited the accompanying consolidated financial statements of UWW Holdings, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2013 and December 29, 2012, and the related consolidated statements of operations, comprehensive income/(loss), changes in redeemable preferred stock and stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UWW Holdings, Inc. and its subsidiaries at December 31, 2013 and December 29, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

March 28, 2014

UWW HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(Dollars in millions)

	Fiscal years ended
	December 31, 2013	December 29, 2012	December 31, 2011
Net sales (including sales to a related party of $31.0, $22.7, $17.0 for fiscal years 2013, 2012 and 2011, respectively)	$4,089.1	$4,123.3	$4,327.8
Cost of products sold (including purchases from a related party of $205.5, $208.9 and $209.9 for fiscal years 2013, 2012 and 2011, respectively) excluding depreciation and amortization	3,370.4	3,405.6	3,591.9
Distribution expenses	250.3	240.0	252.4
Selling and administrative expenses	391.3	392.9	409.0
Depreciation and amortization	25.1	25.4	24.5
Restructuring (gains) expenses	(3.4)	6.6	14.6
Merger expenses	14.3	—	—
Asset impairments	0.4	4.9	1.0
Other expense, net	0.5	0.4	1.5

Operating income	40.2	47.5	32.9
Interest expense, net	27.4	28.3	66.7

Income (loss) before income taxes	12.8	19.2	(33.8)
Income tax expense (benefit)	(228.5)	15.2	(5.5)
Equity earnings of affiliates, net of taxes	(1.1)	(1.1)	(1.2)

Net income (loss)	242.4	5.1	(27.1)
Redeemable preferred stock dividends	(19.4)	(17.2)	(1.3)

Net income (loss) attributable to common shareholders	$223.0	$(12.1)	$(28.4)

The accompanying notes are an integral part of these consolidated financial statements.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income/(Loss)

(Dollars in millions)

	Fiscal years ended
	December 31, 2013	December 29, 2012	December 31, 2011
Net income (loss)	$242.4	$5.1	$(27.1)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(5.4)	2.4	(2.2)
Defined benefit pension plans, net of taxes:
Net pension gain (loss)	20.1	(0.6)	(18.0)
Prior service credit	—	—	3.2
Amortization of prior service credit	(0.4)	(0.2)	—
Amortization of net loss	0.7	1.0	0.1
Pension foreign currency translation adjustment	—	—	(0.2)

Defined benefit pension plans	20.4	0.2	(14.9)

Other comprehensive income (loss)	15.0	2.6	(17.1)

Total comprehensive income (loss)	$257.4	$7.7	$(44.2)

The accompanying notes are an integral part of these consolidated financial statements.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollars in millions, except share amounts)

	December 31, 2013	December 29, 2012
Assets
Current assets:
Cash	$22.2	$30.6
Accounts receivable, less allowance of $14.6 and $19.6 at 2013 and 2012, respectively	467.8	471.9
Related-party accounts receivable	2.8	2.8
Inventories	314.7	315.2
Deferred income tax assets	10.2	—
Other current assets	52.9	61.7

Total current assets	870.6	882.2
Property and equipment, net	76.3	80.2
Goodwill	23.4	23.4
Other intangibles, net	20.9	24.3
Deferred income tax assets	210.0	8.8
Other noncurrent assets	14.0	20.3

Total assets	$1,215.2	$1,039.2

Liabilities, Redeemable preferred stock and Stockholders’ equity
Current liabilities:
Accounts payable	$227.1	$275.0
Related-party accounts payable	6.7	4.5
Accrued payroll and benefits	33.0	25.5
Other accrued liabilities	65.5	68.3
Deferred income tax liabilities	—	12.1
Current maturities of long-term debt	2.7	3.0
Capital lease obligations to related party, current portion	9.4	8.2

Total current liabilities	344.4	396.6
Long-term debt, net of current maturities	325.4	315.9
Capital lease obligations to related party, less current portion	45.9	55.7
Defined benefit pension obligations, net	26.6	57.0
Other noncurrent liabilities	73.4	53.2

Total liabilities	$815.7	$878.4

Commitments and contingencies (Note 9)

Redeemable preferred stock, $.01 par value per share; 228,465 shares authorized; 228,463 issued and outstanding	147.7	147.4

Stockholders’ equity:
Common stock, $.01 par value per share; 33.2 million shares authorized: and 25.8 million shares issued and outstanding	0.3	0.3
Additional paid-in capital	311.2	330.2
Accumulated deficit	(63.4)	(305.8)
Accumulated other comprehensive loss	4.7	(10.3)
Treasury stock at cost, 90,000 shares of Class B and 10,000 shares of Class M	(1.0)	(1.0)

Total stockholders’ equity	251.8	13.4

Total liabilities, redeemable preferred stock and stockholders’ equity	$1,215.2	$1,039.2

The accompanying notes are an integral part of these consolidated financial statements.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

(Dollars in millions)

	Redeemable preferred stock	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury stock	Total Stockholders’ equity
Balance at January 1, 2011	$—	$0.3	$275.1	$(283.8)	$4.2	$(1.0)	$(5.2)
Compensation from stock awards	—	—	1.3	—	—	—	1.3
Noncash capital contributions	—	—	71.6	—	—	—	71.6
Redeemable preferred stock issuance	146.1	—	—	—	—	—	—
Redeemable preferred stock dividends accretion	1.3	—	(1.3)	—	—	—	(1.3)
Net loss	—	—	—	(27.1)	—	—	(27.1)
Other comprehensive loss, net of tax	—	—	—	—	(17.1)	—	(17.1)

Balance at December 31, 2011	$147.4	$0.3	$346.7	$(310.9)	$(12.9)	$(1.0)	$22.2
Compensation from stock awards	—	—	0.7	—	—	—	0.7
Redeemable preferred stock dividends accretion	17.2	—	(17.2)	—	—	—	(17.2)
Redeemable preferred stock dividends declared	(17.2)	—	—	—	—	—	—
Net income	—	—	—	5.1	—	—	5.1
Other comprehensive income, net of tax	—	—	—	—	2.6	—	2.6

Balance at December 29, 2012	$147.4	$0.3	$330.2	$(305.8)	$(10.3)	$(1.0)	$13.4
Compensation from stock awards	—	—	0.4	—	—	—	0.4
Redeemable preferred stock dividends accretion	19.4	—	(19.4)	—	—	—	(19.4)
Redeemable preferred stock dividends declared	(19.1)	—	—	—	—	—	—
Net income	—	—	—	242.4	—	—	242.4
Other comprehensive income, net of tax	—	—	—	—	15.0	—	15.0

Balance at December 31, 2013	$147.7	$0.3	$311.2	$(63.4)	$4.7	$(1.0)	$251.8

The accompanying notes are an integral part of these consolidated financial statements.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in millions)

	Fiscal years ended
	December 31, 2013	December 29, 2012	December 31, 2011
Cash flows from operating activities:
Net income (loss)	$242.4	$5.1	$(27.1)
Adjustments to reconcile net income/(loss) to cash provided by operating activities:
Depreciation and amortization	25.1	25.4	24.5
Amortization of deferred financing costs	5.6	5.2	6.9
Interest on PIK notes and Graphic Seller notes	—	—	37.3
Bad debt expense	3.6	(2.6)	7.7
Deferred income taxes	(230.3)	16.7	(1.3)
LIFO provision (benefit)	3.3	(0.4)	1.9
(Gain) Loss on retirement of assets	(7.2)	(0.2)	—
Long-lived asset impairment charges	0.4	4.1	1.0
Goodwill impairment charges	—	0.8	—
Stock option compensation expense	0.4	0.7	1.3
Undistributed earnings from affiliates	0.1	(0.1)	(0.3)
Other noncash items, net	(0.6)	0.7	1.8
Changes in assets and liabilities:
Accounts receivable	(5.9)	(2.1)	(15.4)
Related party accounts receivable	—	(1.5)	2.9
Inventories	(8.6)	4.5	8.0
Other current assets	6.7	1.4	(9.4)
Accounts payable	(58.4)	(21.6)	7.9
Related party accounts payable	2.2	(3.9)	1.4
Accrued payroll and benefits	7.7	(3.3)	(2.0)
Other accrued liabilities	11.4	(4.9)	(2.0)
Other	0.6	(5.9)	(4.2)

Cash (used in) provided by operating activities	(1.5)	18.1	40.9

Cash flows from investing activities:
Property and equipment additions	(15.1)	(24.1)	(15.7)
Leasehold improvement additions	(2.9)	(2.1)	(6.6)
Proceeds from sales of assets	7.7	0.3	—
Business acquisitions, net of cash acquired	—	(1.0)	—

Cash used in investing activities	(10.3)	(26.9)	(22.3)

Cash flows from financing activities:
Borrowings under Senior Credit Facility	3,751.5	3,767.1	4,013.0
Payments under Senior Credit Facility	(3,752.9)	(3,738.5)	(3,903.8)
Payments under Equipment Capital Lease obligations	(3.1)	(3.1)	(2.8)
Payments under Real Estate Capital Lease obligations to related party	(8.6)	(7.0)	(6.0)
Changes in bank overdrafts	16.7	(23.2)	3.5
Borrowings under other borrowing agreements	—	—	0.5
Payments under other borrowing agreements with a related party	—	—	(110.9)
Deferred financing fees	—	—	(6.8)

Cash (used in) provided by financing activities	3.6	(4.7)	(13.3)
Effect of exchange rate changes on cash	(0.2)	0.2	(0.3)

Net change in cash	(8.4)	(13.3)	5.0
Cash at beginning of year	30.6	43.9	38.9

Cash at end of the year	$22.2	$30.6	$43.9

Supplemental cash flow disclosures:
Cash paid for interest	$20.1	$21.3	$20.1
Cash (paid) received for income taxes net of refunds received	(1.7)	(5.1)	(2.3)
Supplemental schedule of noncash investing and financing activities:
Redeemable preferred stock dividends declared but not paid	19.1	17.2	—
Capital lease obligations	—	0.9	13.1
Senior Credit Facility transaction fee waiver by a related party	—	—	6.3
Issuance of Redeemable preferred stock to related party	—	—	146.1
Contribution of capital upon Redeemable preferred stock issuance with related party	—	—	65.3

The accompanying notes are an integral part of these consolidated financial statements.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

(1)	Summary of Significant Accounting Policies

(a)	Organization and Basis of Presentation

UWW Holdings, Inc. (UWWH), a Delaware corporation, is owned approximately 60% by Bain Capital Fund VII, L.P. (Bain) and approximately 40% owned by Georgia-Pacific LLC (GP). Bain acquired (the Acquisition) its interest from GP on November 27, 2002 (the Acquisition Date), which effected a change in the control of UWWH. UWWH and its wholly owned subsidiaries are collectively referred to as “Unisource”.

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and include the accounts of UWWH and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated from these Consolidated Financial Statements. Investments in entities in which Unisource can exercise significant influence, but does not own a majority equity interest or otherwise control, are accounted for using the equity method and are included in Other noncurrent assets in the Consolidated Balance Sheets.

Prior to fiscal 2013, Unisource’s fiscal year-end was based on the Saturday closest to December 31. On September 25, 2013, Unisource’s Board of Directors approved a change in Unisource’s fiscal year-end to a calendar year-end on a prospective basis beginning in 2013. Consequently, Unisource’s 2013 year-end was changed to December 31, 2013 versus January 4, 2014 under the previous policy. Also, beginning on January 1, 2014, future quarterly reporting periods will be based on calendar months. Throughout these Consolidated Financial Statements and footnotes, references to “fiscal 2013” relate to the 52 weeks ended December 31, 2013, references to “fiscal 2012” relate to the 52 weeks ended December 29, 2012 and references to “fiscal 2011” relate to the 52 weeks ended December 31, 2011.

During 2012, Unisource recorded adjustments to correct errors related to previous reporting periods. The adjustments related to refunds from insurance providers and workers’ compensation reserves. Unisource has recorded the cumulative effect of the adjustments within the Selling and administrative expenses in the December 29, 2012 Consolidated Statement of Operations which resulted in increases of $1.0 million in Pre-tax income and $1.0 million in Net income (loss). Unisource concluded that the impact of the corrections is not material to the Consolidated Financial Statements for the year ended December 29, 2012 nor are the errors material, individually, or in the aggregate, to previous reporting periods.

(b)	Nature of Operations

Unisource is a leading distributor of printing and business paper, packaging supplies and equipment, and facility supplies and equipment primarily in the United States and Canada. Additionally, Unisource has international operations in Europe, Asia and Latin America. These product categories, as a percentage of consolidated Net sales, were as follows:

	2013	2012	2011
	(% of net sales)
Print	54%	57%	58%
Packaging	28%	26%	24%
Facility supplies	16%	16%	18%
Other	2%	1%	—

Total	100%	100%	100%

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Sales in the United States, Canada and other international operations, as a percentage of consolidated Net sales, were as follows:

	2013	2012	2011
	(% of net sales)
United States	78%	77%	73%
Canada	21%	21%	23%
Other international	1%	2%	4%

Total	100%	100%	100%

Net assets in the United States, Canada and other international countries were as follows:

	2013	2012
United States	$304.7	$65.5
Canada	90.5	84.9
Other international	4.3	10.4

Total	$399.5	$160.8

Unisource sells its products to a diverse customer base that includes commercial printing, retail, hospitality, healthcare, governmental, distribution and manufacturing sectors. Credit is generally extended without requiring collateral based on an evaluation of the customer’s credit risks.

Unisource’s suppliers are widely dispersed throughout North America, Asia and Europe.

(c)	Use of Estimates

Management makes estimates and assumptions when preparing Consolidated Financial Statements under GAAP that affect Unisource’s reported amounts of assets and liabilities at the dates of the Consolidated Financial Statements, the disclosure of contingent assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include revenue recognition, income taxes, allowance for doubtful accounts, inventory reserves, impairment of long-lived assets, impairment of goodwill, contingencies, asset retirement obligations, stock-based compensation, employee benefit plans, self-insurance reserves and the determination of the fair value of Redeemable preferred stock share issuances. These estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management’s control. As a result, actual amounts could differ from these estimates.

(d)	Revenue Recognition

Unisource recognizes revenue when persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed or determinable and collectability is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership.

Certain revenues are derived from shipments arranged by Unisource made directly from a manufacturer to the customer. Unisource is considered to be a principal to these transactions since it, among other factors, controls pricing and terms with respect to the customer, bears the credit risk of the customer defaulting on payment and is the primary obligor to the manufacturer. Revenues from these sales are

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

reported on a gross basis in the Consolidated Statements of Operations and amounted to $1,471.8 million, $1,521.6 million and $1,618.7 million in fiscal 2013, 2012 and 2011, respectively.

Taxes collected from customers which are remitted to governmental authorities are accounted for on a net basis. Accordingly, such taxes are excluded from both net sales and expenses.

Unisource estimates anticipated sales returns by customers in the period in which the sale occurs. The estimated returns are recorded as a reduction of sales and cost of products sold based on historical return rates. The return rates are periodically analyzed and updated to reflect current trends. Any returned product is valued at the lower of cost or net realizable value.

Additionally, Unisource estimates anticipated cash discounts to be taken by customers in the period in which the sale occurs. The estimated discounts are reflected as a reduction of Net sales in the Consolidated Statements of Operations.

(e)	Purchase Incentives and Customer Rebates

Unisource enters into agreements with suppliers that allow it to receive rebates, allowances and other discounts based on the attainment of specified purchasing levels or sales to certain customers. Other current assets in the Consolidated Balance Sheets included $35.9 million and $33.7 million at the end of fiscal 2013 and 2012, respectively, of anticipated incentive and rebate amounts not yet received. Purchase incentives are recorded as a reduction in inventory and recognized into cost of products sold as the product is sold.

Unisource enters into similar incentive agreements with its customers, which are generally based on sales to these customers. Unisource records its customers’ estimated attainment of discounts as a reduction of Net sales. Other accrued liabilities in the Consolidated Balance Sheets included $12.0 million and $12.4 million at the end of fiscal 2013 and 2012, respectively, of anticipated incentive and rebate amounts not yet paid. For some incentive agreements, Unisource prepays amounts before the customers earn the incentive. These prepaid incentives amounted to $0.2 million and zero at the end of fiscal 2013 and 2012, respectively, and are recorded in Other current assets in the Consolidated Balance Sheets.

(f)	Distribution Expense

Distribution expense consists primarily of storage and related facility costs (excluding depreciation charges), shipping and handling, freight and supply chain management costs. Total shipping and handling expenses were $168.7 million, $160.5 million and $174.4 million in fiscal 2013, 2012 and 2011, respectively, and are included in Distribution expenses in the Consolidated Statements of Operations.

(g)	Merger Expenses

Merger expenses consist primarily of third party professional service fees related to the proposed merger (the Merger) with xpedx, the business-to-business distribution business of International Paper.

(h)	Advertising

Advertising costs are charged to expense as incurred and consist primarily of purchases of advertising, trade publications, sales collateral and website promotions. Such costs were approximately $2.1 million, $3.3 million and $1.4 million in fiscal 2013, 2012 and 2011, respectively, and are recorded in Selling and administrative expenses in the Consolidated Statements of Operations.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

(i)	Stock-Based Compensation

Unisource records compensation expense related to stock options issued to employees. These options are measured and recorded in the Consolidated Financial Statements based on the grant date fair value of the instrument, which is determined using the Black-Scholes option-pricing model. Compensation expense is recognized over the period in which the employee provides service, which is typically the vesting period.

(j)	Income Taxes

Unisource recognizes deferred income taxes based on the expected future tax consequences of differences in financial reporting and income tax reporting for operating results, assets and liabilities. Deferred income taxes are determined using enacted tax rates for the applicable future period.

Unisource regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on Unisource’s expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and Unisource’s tax methods of accounting.

Unisource recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

(k)	Cash

Unisource maintains cash accounts at several banks. Accounts at each institution are insured according to Federal Deposit Insurance Corporation (FDIC) regulations; however, most of the cash balances were in excess of FDIC insured limits as of December 31, 2013 and December 29, 2012, respectively.

Book overdrafts of $34.6 million and $94.1 million as of December 31, 2013 and December 29, 2012, respectively, represent checks issued that have not been presented for payment to the banks and are classified as Accounts payable in the Consolidated Balance Sheets. Unisource funds daily outstanding checks, which are presented to its banks, through transfers made under its Senior Credit Facility. The funding of these overdrafts is at the direction of Unisource. Bank overdrafts in Canada represent legal draws on the Canadian portion of the Senior Credit Facility (Refer to Note 7, Long-term Debt), and are therefore considered borrowings under the Senior Credit Facility, and are classified as financing activities in the Consolidated Statements of Cash Flows.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

(l)	Accounts Receivable

Accounts receivable are recognized as revenues are earned, recorded at the invoiced amount net of estimated discounts, and do not bear interest. Amounts due from customers are regularly reviewed, and an allowance for doubtful accounts is established for Unisource’s estimate of probable losses from existing customer balances. These estimates require consideration of historical loss experience, adjusted for current conditions, trends in customer payment frequency, third party and internal customer risk ratings and management judgments about the financial health of specific customers.

The allowance is inclusive of credit risks, returns, cash discounts and any other items affecting the realization of these assets. The allowance for doubtful accounts was $14.6 million and $19.6 million at the end of fiscal 2013 and 2012, respectively. Receivables are written off and deducted from the allowance account when the receivables are deemed uncollectible.

(m)	Inventories

Inventory cost components include the purchase price invoiced by a supplier, plus inbound freight and related costs, and are reduced by estimated volume-based discounts available from certain suppliers. Inventories consist principally of goods purchased for resale (finished goods) and are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for U.S. inventories, which represented 71% of total reported inventories at the end of fiscal 2013 and 69% at the end of fiscal 2012. Cost is determined using the weighted average method for non-U.S. inventories. If the average cost method (at lower of cost or market) had been used to value U.S. inventories, cost would have been $36.5 million and $33.2 million higher than the LIFO cost at the end of fiscal 2013 and 2012, respectively. Unisource’s base LIFO layer is from 2002.

(n)	Property and Equipment

Property and equipment costs consist principally of land, buildings, leasehold improvements, machinery, equipment and internal-use software. Property and equipment includes certain assets accounted for as capital leases.

Additions to property and equipment are recorded at cost. When assets are disposed or retired, the remaining book value, minus any proceeds, is recognized as a gain or loss and included in Other expense, net in the Consolidated Statements of Operations, and the associated asset cost and accumulated depreciation are removed from the Consolidated Balance Sheets. Replacements of minor items along with maintenance and repair costs that do not extend the useful life of the asset are expensed as incurred and included in either Distribution expenses or Selling and administrative expenses, as applicable, in the Consolidated Statements of Operations.

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the related assets. Useful lives are typically up to 10 years for buildings and improvements and up to 15 years for machinery and equipment. Depreciation includes depreciation of capital-leased assets and amortization of leasehold improvements which is recorded over the shorter of the remaining lease term or the economic lives of the leased assets, using the straight-line method. Depreciation of capital-leased assets is reflected in Depreciation and amortization in the Consolidated Statements of Operations.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

(o)	Capitalized Interest

Interest cost incurred during the period of time required to bring an asset to the condition and location necessary for its intended use is considered part of the historical cost of acquiring the asset. Accordingly, capitalized interest is treated as an addition to property and equipment and is depreciated over the life of the related asset.

(p)	Internal-Use Software

Internal-use software costs incurred during the application development stage are capitalized as incurred. The application development stage does not begin until technological feasibility is established and all research and development activities for the other components of the product or process are completed. Costs related to the development of internal-use software, other than those incurred during the application development stage, are expensed as incurred. Capitalized internal-use software costs are amortized over 3 to 5 years using the straight-line method. Amortization of internal-use software is reflected in Depreciation and amortization in the Consolidated Statements of Operations.

(q)	Impairment of Long Lived Assets

For purposes of testing impairment of long-lived assets such as property and equipment and customer lists, Unisource evaluates whether events or changes in circumstances indicate that the carrying amount may not be recoverable. Triggering events include a significant change in the extent or manner in which long-lived assets are being used or in their physical condition, legal factors, management decisions regarding the use of the asset, or changes in the business climate that could affect the value of the long-lived assets.

Upon the occurrence of a triggering event, the carrying amount of a long-lived asset is reviewed to assess whether the recoverable amount has declined below its carrying amount. The recoverable amount is based on the estimated net undiscounted future cash flows that Unisource expects to recover from the asset. In situations where the recoverable amount of the long-lived asset is less than the carrying value, an impairment loss is recognized to write down the asset to its fair value which is based on discounted estimated cash flows from the future use of the asset.

(r)	Goodwill and Indefinite-Lived Intangibles

Unisource tests goodwill and indefinite-lived intangibles for impairment annually on the first business day of the fourth quarter.

For purposes of testing the impairment of indefinite-lived tradenames, Unisource calculates the fair value based on management assumptions, including an estimate of future cash flows (income approach) which are discounted based on the estimated market participant weighted average cost of capital. This approach was determined to be the most representative measure because Unisource does not have an active market for its equity or debt. An impairment loss is recognized to the extent the carrying amounts of indefinite-lived trade names exceed their fair values.

Unisource tests goodwill for impairment at the reporting unit level annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. When testing goodwill for impairment, Unisource may first assess qualitative factors. The qualitative impairment test includes considering various factors

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

including macroeconomic conditions, industry and market conditions, cost factors and any reporting unit specific events. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, an additional two-step quantitative testing is performed. Unisource may also elect to proceed directly to the two-step impairment test without considering such qualitative factors. If the quantitative testing indicates that goodwill is impaired, the carrying value of goodwill is written down to fair value. Unisource primarily utilizes a discounted cash flow methodology to calculate the fair value of its reporting units based on forecasts of future operating results and cash flows. An impairment loss is recognized to the extent the carrying amount of a reporting unit’s goodwill exceeds its implied fair value.

(s)	Deferred Compensation

Unisource maintains deferred compensation obligations for certain employees from its past acquisitions. Unisource has agreed to pay these employees deferred compensation in return for services rendered prior to their retirement. In general, the payout terms vary for each employee agreement and are paid in monthly or annual installments ranging from 5 years to 15 years from the date of eligibility. For one of the plans, Unisource is indemnified by GP for certain deferred compensation payments. Unisource estimated the present value of the deferred compensation payment obligations at the Acquisition Date by using market-based discount rates.

The deferred compensation liabilities at December 31, 2013 and December 29, 2012 were $20.5 million and $22.2 million, respectively. The current liability portion of the deferred compensation obligations was $2.6 million and $3.1 million at December 31, 2013 and December 29, 2012, respectively. The remaining portion of the obligations is recorded in Other noncurrent liabilities in the Consolidated Balance Sheets.

(t)	Self-Insurance

Unisource is self-insured up to certain limits for workers’ compensation costs, automobile and general liability claims and employee medical benefits. Unisource has purchased stop-loss coverage to limit its exposure to significant individual workers’ compensation, automobile, general liability and employee medical claims. Self-insured losses are accrued for known and incurred but not reported claims based upon certain actuarial assumptions and historical claim payment patterns. The aggregate liabilities at December 31, 2013 and December 29, 2012 for self-insurance obligations were $7.6 million and $8.6 million, respectively, on an undiscounted basis. Of this amount, $2.3 million and $2.5 million were recorded in Other noncurrent liabilities, with the remainder recorded in Other accrued liabilities in the Consolidated Balance Sheets.

(u)	Foreign Currency

Amounts for foreign subsidiaries and branches whose functional currency is other than the U.S. dollar are translated into U.S. dollars using exchange rates for balance sheet amounts as of the applicable balance sheet date and using average exchange rates during the applicable period for the results of operations. Foreign currency gains and losses from the conversion of intercompany balances that are not considered to be permanent in nature are recorded in the Consolidated Statements of Operations. Other gains and losses arising from the translation of the Consolidated Financial Statements of foreign operations are deferred and recognized as a separate component of Stockholders’ equity. Deferred

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

income taxes are not provided in currency translation adjustments as foreign earnings are considered to be permanently reinvested. Unisource did not repatriate any earnings related to the American Jobs Creation Act of 2004. Transactional currency gains or losses are recorded in the Consolidated Statements of Operations as gain or loss in foreign currency transactions within Cost of products sold or Other expense, net. Unisource recorded net foreign currency transactional (gains)/losses for fiscal 2013, 2012 and 2011 as shown below:

	2013	2012	2011
Cost of products sold	$1.2	$(0.7)	$(0.5)
Other expense, net	0.5	0.4	1.5

Transactional (gain) loss	$1.7	$(0.3)	$1.0

(v)	Fair Value of Financial Instruments

Unisource’s financial instruments consist primarily of cash, accounts receivable, accounts payable, borrowings under the Senior Credit Facility, capital lease obligations and other components of other current assets and other current liabilities, in which the carrying amount approximates its fair value due to the short maturity of these items.

(w)	Fair Value Measurements

The various inputs used to measure assets and liabilities at fair value establish a hierarchy that distinguishes between assumptions based on market data (observable inputs) and Unisource’s assumptions (unobservable inputs). The hierarchy consists of three broad levels as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs developed using Unisource’s estimates and assumptions, which reflect those that market participants would use.

Unisource’s assets and liabilities measured at fair value are classified in the fair value hierarchy, as described above, based on the inputs used for valuation.

Pension plan assets are primarily comprised of mutual funds and pooled funds. The underlying investments of these funds are valued using either quoted prices in active markets or valued as of the most recent trade date and are classified as Level 2. The carrying value of borrowings under the Senior Credit Facility approximates fair value since the underlying borrowings bear floating market interest rates and have original terms of no more than three months. The fair value of borrowings under the Senior Credit Facility is estimated using quoted market prices for similar instruments in active markets, or on the current rates offered for debt of similar maturities, and are therefore classified as Level 2 of the hierarchy.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

As described in Note 10, Redeemable Preferred Stock, Unisource issued long-term debt obligations (PIK notes) at the Acquisition Date to GP which were extinguished during fiscal year 2011 by a cash payment and the issuance of Redeemable preferred stock, which was recorded at fair value, Level 3, using a discounted cash flow approach.

(x)	New Accounting Pronouncements and Recently Adopted Accounting Standards

In July 2012, the FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment,” which amends ASC 350, “Intangibles—Goodwill and Other”. This ASU gives an entity the option to first assess qualitative factors if it is more likely than not that the fair value of indefinite-lived intangible assets are less than their carrying amount. If that assessment indicates no impairment, the quantitative impairment test is not required. This amendment was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The application of the requirements of this guidance was adopted by Unisource as of December 29, 2012 and the adoption did not have an impact on the Consolidated Financial Statements.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which adds new disclosure requirements for items reclassified out of Accumulated other comprehensive income (loss). This guidance was effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. Unisource adopted ASU 2013-2 prospectively as of December 30, 2012 and the adoption did not have an impact on the Consolidated Financial Statements.

In July 2013, the FASB also issued ASU 2013-11, “Income Taxes,” which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss or a tax credit carry forward exists. This guidance is applied to all unrealized tax benefits that exist as of the effective date which is fiscal years beginning after December 15, 2013, and interim periods within those years. Unisource plans to adopt ASU 2013-11 prospectively as of January 1, 2014, and is currently evaluating the impact, if any, that this ASU will have on its Consolidated Financial Statements.

(y)	Accounting Standards Issued But Not Effective

Other accounting pronouncements issued, but not effective until after December 31, 2013, are not expected to have a significant impact on Unisource’s Consolidated Financial Statements.

(2)	Restructuring (Gains) Expenses

During fiscal 2013, 2012 and 2011, Unisource developed and implemented a series of restructuring programs which were established primarily to lower the cost of its operating model and to reposition Unisource’s sales model to respond to the continued secular decline in the paper market. These restructuring initiatives have primarily included: (i) reorganization and restructuring of the sales teams, sales management and sales support functions, (ii) restructuring of unprofitable service offerings and locations, (iii) centralization of back-office functions, and (iv) closures and consolidations of certain facilities.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

The following table presents the components of Restructuring (gains) expenses in the Consolidated Statements of Operations:

	2013	2012	2011
Severance and personnel costs	$1.9	$5.7	$13.4
Professional fees and other costs	1.2	0.8	1.2
Facility closure and consolidation costs	1.1	0.1	—
Gains on facility sales/lease termination	(7.6)	—	—

Total Restructuring (gains) expenses	$(3.4)	$6.6	$14.6

(a)	North American Shared Service Model

Over the past several years, Unisource has been working to implement a North American shared service model with the goal of improving profitability and streamlining processes. This initiative involves the consolidation and centralization of sales management, sales operations, supply chain operations, customer service and corporate support functions. Efforts to implement this initiative include restructuring of the workforce, information technology infrastructure and business processes and is currently ongoing.

The Restructuring (gains) expenses of $3.2 million, $6.6 million and $12.0 million in fiscal 2013, 2012 and 2011, respectively, include severance and other personnel costs of $1.6 million, $5.7 million and $11.5 million in fiscal 2013, 2012 and 2011, respectively. Positions totaling 60, 99 and 197 were eliminated in fiscal 2013, 2012 and 2011, respectively.

Additionally, Unisource recognized a $7.6 million gain related to the closure of 4 facilities in connection with the North American shared service model plan. During the first quarter of 2013, Unisource recognized a $0.2 million gain upon the execution of an early surrender agreement to terminate the lease for its Mobile, Alabama warehouse. During the fourth quarter of 2013, Unisource recognized a $6.5 million gain on the sale of its Richmond Hill, Ontario, Canada facility to consolidate its warehouses in the greater Toronto area. Also during the fourth quarter of 2013, Unisource completed the sale of its warehouse in Bangor, Maine and cottage in Montebello, Quebec, Canada and recorded gains of $0.6 million and $0.3 million, respectively.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

The following table presents the restructuring accrual activity related to the North American shared service model:

	Severance and Personnel Costs	Professional Fees and Other Costs	Facility Closure and Consolidation Costs	Total
Balance as of January 1, 2011	$2.7	$—	$—	$2.7

Restructuring charges	11.5	0.5	—	12.0
Cash payments	(6.9)	(0.5)	—	(7.4)
Foreign currency translation	(0.1)	—	—	(0.1)

Balance as of December 31, 2011	7.2	—	—	7.2

Restructuring charges	5.7	0.8	0.1	6.6
Cash payments	(8.4)	(0.7)	(0.1)	(9.2)
Non cash reductions	(1.2)	—	—	(1.2)
Foreign currency translation	0.1	—	—	0.1

Balance as of December 29, 2012	3.4	0.1	—	3.5

Restructuring charges	1.6	1.2	0.4	3.2
Cash payments	(4.0)	(1.3)	(0.4)	(5.7)
Non cash (reductions)/additions	(0.4)	—	—	(0.4)
Foreign currency translation	(0.1)	—	—	(0.1)

Balance as of December 31, 2013	$0.5	$—	$—	$0.5

(b)	Sweden Operations Closure

During 2013, Unisource closed its Sweden operations which had been planned for future packaging manufacturing and research and development. This initiative was substantially completed in the third quarter of 2013. The restructuring charge of $1.0 million in fiscal 2013 includes personnel costs of $0.3 million and the elimination of 8 positions.

The following table presents the restructuring accrual activity related to the Sweden operations restructuring:

	Personnel Costs	Facility Closure and Consolidation Costs	Total
Balance at December 29, 2012	$—	$—	$—

Restructuring Charges	0.3	0.7	1.0
Cash Payments	(0.3)	(0.8)	(1.1)
Non-cash adjustments	—	0.1	0.1
Foreign currency translation	—	—	—

Balance at December 31, 2013	$—	$—	$—

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

(c)	U.S. Sales Reorganization

Starting in the first quarter of 2010, Unisource initiated a restructuring and reorganizing of the U.S. sales organization in order to improve profitability. The initiative included reorganization of the sales teams, sales management and sales support functions. This program was finalized in the third quarter of 2011.

The restructuring charge of $0.9 million in 2011 was primarily severance and other personnel costs and included the elimination of 43 positions in 2011.

The following table presents the restructuring accrual activity related to the U.S. sales reorganization initiative:

Severance and Personnel Costs
Balance as of January 1, 2011	$0.6

Restructuring charges	0.9
Cash payments	(1.4)
Non cash reductions	—
Foreign currency translation	—

Balance as of December 31, 2011	0.1

Restructuring charges	—
Cash payments	(0.1)
Non cash reductions	—
Foreign currency translation	—

Balance as of December 29, 2012	$—

(d)	Canada Sales Reorganization

In May 2010, Unisource announced its plan to consolidate its Canadian selling and operating territories from four regions into three regions. The initiative included reorganization of the regional support functions and sales organization. This program was substantially completed in the fourth quarter of 2010.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

The following table presents the restructuring accrual activity related to the Canada sales reorganization initiative:

Severance and Personnel Costs
Balance as of January 1, 2011	$0.8

Restructuring charges	0.1
Cash payments	(0.7)
Non cash reductions	—
Foreign currency translation	—

Balance as of December 31, 2011	0.2

Restructuring charges	—
Cash payments	(0.2)
Non cash reductions	—
Foreign currency translation	—

Balance as of December 29, 2012	$—

(e)	Cold Chain Storage

In the second quarter of 2011, Unisource decided to exit its Canadian cold chain service offering. This initiative included the reorganization of certain support functions and the elimination of cold chain delivery and handling equipment. This initiative was completed in the fourth quarter of 2011.

The restructuring charge of $1.6 million in 2011 includes severance and other personnel costs of $0.9 million related to the elimination of 124 positions.

The following table presents the restructuring accrual activity related to the cold chain initiative:

	Severance and Personnel Costs	Contract Termination and Other Costs	Total
Balance as of January 1, 2011	$—	$—	$—

Restructuring charges	0.9	0.7	1.6
Cash payments	(0.9)	(0.4)	(1.3)
Non cash reductions	—	(0.3)	(0.3)
Foreign currency translation	—	—	—

Balance as of December 31, 2011	$—	$—	$—

(f)	Restructuring Obligation Summary

The remaining restructuring obligations aggregate to $0.5 million at December 31, 2013, the majority of which is expected to be spent in cash within one year.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

(3)	Property and Equipment

Property and equipment at the end of fiscal 2013 and 2012 were as follows:

	Range of life	2013	2012
Machinery and equipment	4-15 Years	$80.4	$76.5
Internal-use software	3-5 Years	49.5	44.3
Land, buildings and improvements	8-10 Years	34.2	31.9
Construction in progress	N/A	13.2	10.8

		177.3	163.5

Accumulated depreciation		(101.0)	(83.3)

Property and equipment, net		$76.3	$80.2

Depreciation expense for Property and equipment was $21.9 million, $22.2 million and $21.3 million for fiscal 2013, 2012 and 2011, respectively.

During the fourth quarter of fiscal 2013, Unisource sold its Richmond Hill, Ontario, Canada distribution facility, which at the time of the sale had a net carrying value of $0.1 million, and received net proceeds of $6.6 million. In connection with the real estate sale, Unisource recorded a gain on the sale of real estate of $6.5 million which was recorded in Restructuring (gains) expenses in the fiscal 2013 Consolidated Statements of Operations.

Additionally during the fourth quarter of 2013, Unisource completed the sale of its warehouse in Bangor, Maine and cottage in Montebello, Quebec, Canada. Net proceeds were $0.6 million and $0.3 million for the Bangor and Montebello properties, respectively. Unisource recorded gains on the sale of the Bangor and Montebello properties of $0.6 million and $0.3 million, respectively, in Restructuring (gains) expenses in the Consolidated Statements of Operations.

(a)	Internal-Use Software

Amortization of internal-use software costs of $8.1 million, $10.4 million and $11.4 million for fiscal 2013, 2012 and 2011, respectively, has been included in Depreciation and amortization in the Consolidated Statements of Operations.

Unamortized internal-use software costs, including amounts recorded in construction in progress, were $16.1 million and $17.2 million and are included in Property and equipment, net in the Consolidated Balance Sheets as of December 31, 2013 and December 29, 2012, respectively.

(b)	Capital Leases

Capital leases at the end of fiscal 2013 and 2012 were as follows:

	2013	2012
Gross amounts of assets recorded under capital leases	$18.4	$19.9
Accumulated depreciation on capital lease assets	(8.9)	(7.7)

Net book value of capital lease assets	$9.5	$12.2

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Depreciation of capital-leased assets of $3.1 million, $3.7 million and $3.4 million for fiscal 2013, 2012 and 2011, respectively, is included in Depreciation and amortization in the Consolidated Statements of Operations.

(c)	Impairment

During fiscal 2013, Unisource recognized a $0.3 million impairment primarily related to the write-off of leasehold improvements upon the early termination of a lease and the discontinued use of capitalized software and equipment.

In 2012, Unisource impaired long-lived assets with net book value of $3.1 million for cold storage assets located at three of its Canadian facilities. The net book value of cold storage assets was written down to zero based on management’s decision not to pursue this line of business and the conclusion that such assets did not have an alternative use. The resulting impairment was included in Asset impairments in the Consolidated Statements of Operations.

Also in 2012, Unisource impaired $1.0 million of packaging manufacturing and related equipment, and this write down was included in Asset impairments in the Consolidated Statements of Operations.

There was no impairment of Property and equipment during fiscal 2011.

(4)	Intangible Assets

(a)	Goodwill

Goodwill reflects the excess of consideration paid over the estimated fair value of net identifiable assets acquired in a business combination.

During fiscal 2013, the result of the first step of the goodwill impairment analysis indicated that the fair value of the Graphic Communications (Graphic) reporting unit exceeded the carrying value and therefore, no impairment was necessary.

During fiscal 2012, Unisource performed the step-one analysis for the Unisource Canada goodwill and concluded that the reporting unit’s carrying value exceeded its fair value. Accordingly, Unisource performed the second step of the impairment test to determine the implied fair value of goodwill for the Unisource Canada reporting unit, which required an allocation of the fair value of the reporting unit determined in step-one to all of the assets and liabilities, including any unrecognized intangible assets. Step two of the goodwill impairment test utilized significant unobservable inputs that caused the determination of the implied fair value of goodwill to fall within level three of the GAAP fair value hierarchy. Due to deterioration in anticipated future cash flows for Unisource Canada, Unisource determined that the implied fair value of goodwill in this reporting unit was zero. As a result, in 2012 Unisource impaired all of the goodwill in the Unisource Canada reporting unit and recorded a $0.8 million impairment loss which is included in Asset impairments in the Consolidated Statements of Operations.

There were no goodwill impairment losses recorded for fiscal year 2011.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Goodwill at the end of fiscal 2013 and 2012 was as follows:

	2013
	Gross Carrying Amount	Loss on Impairments	Currency Translation Adjustment	Net
Graphic	$23.4	$—	$—	$23.4

	2012
	Gross Carrying Amount	Loss on Impairments	Currency Translation Adjustment	Net
Graphic	$23.4	$—	$—	$23.4
Unisource Canada	0.8	(0.8)	—	—

Total	$24.2	$(0.8)	$—	$23.4

(b)	Customer Relationships and Trade Names

Customer relationships (finite lived intangible) and trade names (indefinite lived intangibles) for Graphic arose during fiscal 2004 when adjustments were made to allocate to the Graphic customer relationships and trade names from the amount previously reported as goodwill at January 3, 2004. Customer relationships and trade names for Unisource Canada arose in 2009 when Unisource Canada purchased certain assets and liabilities of Mondrian Hall.

Customer relationships are amortized over a weighted average period of 14 years. Amortization of Graphic customer relationships will be approximately $3.2 million per year for fiscal years 2014 through 2018. In 2011, a loss on impairment of $0.4 million and $0.6 million related to customer relationships and trade names, respectively, was recorded when Unisource announced a plan to discontinue the Mondrian Hall trade name which triggered an impairment of the Mondrian Hall trade name and customer relationships. Those charges were included in Asset impairments in the Consolidated Statements of Operations for 2011 and resulted in these asset balances being written down to zero as of December 31, 2011.

Other intangible assets at the end of fiscal 2013 and 2012 were as follows:

	2013
	Gross carrying amount	Accumulated amortization	Cumulative loss on Impairments	Currency translation adjustment	Net
Customer relationships	$45.2	$(31.9)	$(0.4)	$(0.2)	$12.7
Trade names	8.8	—	(0.6)	—	8.2
Licensing agreement	0.2	(0.1)	(0.1)	—	—

	$54.2	$(32.0)	$(1.1)	$(0.2)	$20.9

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

	2012
	Gross carrying amount	Accumulated amortization	Cumulative loss on Impairments	Currency translation adjustment	Net
Customer relationships	$45.2	$(28.8)	$(0.4)	$(0.1)	$15.9
Trade names	8.8	—	(0.6)	—	8.2
Licensing agreement	0.2	—	—	—	0.2

	$54.2	$(28.8)	$(1.0)	$(0.1)	$24.3

During fiscal 2013, an Asset impairment charge of $0.1 million was recorded relating to the write-off of an exclusive marketing arrangement.

Amortization expense for fiscal 2013, 2012 and 2011 was $3.2 million, $3.2 million and $3.2 million, respectively.

(5)	Investments in Real Estate Joint Ventures

Unisource Realty, Inc. and Alco Realty, Inc., wholly owned subsidiaries of Unisource, are partners in one and three real estate joint ventures (partnerships), respectively. In each of the joint ventures, Unisource serves as the limited partner, and each partner has a 50% ownership interest. The general partners of the joint ventures are all real estate investment firms. Unisource has determined that while these investments are Variable Interest Entities (VIE), Unisource is not the primary beneficiary since it has little to no power to direct the most significant operating activities of each of the VIE’s. Accordingly, the Consolidated Financial Statements of the real estate partnerships are accounted for using the equity method and are therefore not consolidated within the financial statements of Unisource.

Investments in these joint ventures at the end of fiscal 2013 and 2012 were as follows:

	2013			2012
	Investment carrying amount	Proportionate share of equity in net assets	Dividends received	Investment carrying amount	Proportionate share of equity in net assets	Dividends received
HP/ALCO, L.P.	$0.3	0.7	(0.4)	$0.4	$0.9	$(0.3)
Valley Park Development I, L.P.	0.7	0.9	—	0.6	0.8	—
Uniwest Atlanta I, L.P.	0.5	0.7	(0.6)	0.4	0.8	(0.5)
Alco West Las Vegas I, L.P.	0.1	0.3	(0.2)	0.1	0.4	(0.2)

	$1.6	$2.6	$(1.2)	$1.5	$2.9	$(1.0)

Differences between the carrying value of the investments and the underlying equity in net assets are the result of the carrying value of Noncurrent assets being written down to zero at the Acquisition Date.

Investment carrying values are included in Other noncurrent assets in the Consolidated Balance Sheets. Equity earnings in real estate joint ventures were $1.1 million, $1.1 million and $1.2 million in fiscal 2013, 2012 and 2011, respectively, and are included in Equity earnings of affiliates, net of taxes in the Consolidated Statements of Operations.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

(6)	Income Taxes

Unisource is subject to United States and Canadian federal, state and local income taxes as well as other foreign income taxes. The domestic (United States) and foreign components of Unisource’s Income (loss) before income taxes are as follows:

	2013	2012	2011
Domestic (United States)	$15.0	$35.3	$(18.9)
Foreign	(1.1)	(15.0)	(13.7)

Income (loss) before income taxes including equity earnings of affiliates	$13.9	$20.3	$(32.6)

Income tax expense (benefit) in the Consolidated Statements of Operations consisted of the following:

	2013	2012	2011
Current provision:
U.S.	$—	$—	$—
State	1.0	1.0	0.4
Foreign	0.8	(2.5)	(4.6)

Total current income tax expense (benefit)	$1.8	$(1.5)	$(4.2)

Deferred, net:
U.S.	$(222.1)	$—	$—
State	(8.2)	—	0.2
Foreign	—	16.7	(1.5)

Total deferred, net	(230.3)	16.7	(1.3)

Provision for income tax expense (benefit)	$(228.5)	$15.2	$(5.5)

Reconciliation between the federal statutory rate and the effective tax rate is as follows:

	2013	2012	2011
Statutory U.S. income tax rate	35.0%	35.0%	35.0%
State tax (net of federal benefit)	2.4	11.8	(1.5)
Foreign tax (net of federal benefit)	9.2	11.4	2.8
Effect of tax reserve adjustments	—	—	(1.5)
State net operating loss	—	(6.5)	(14.5)
Nondeductible items	26.5	10.5	(2.9)
Valuation allowance	(1,716.1)	11.8	(18.7)
Deferred tax – PIK notes	—	—	17.5
Other	(0.9)	0.9	0.7

Effective income tax rate	(1,643.9)%	74.9%	16.9%

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Deferred income tax assets and liabilities at the end of fiscal 2013 and 2012 were as follows:

	2013		2012
	Domestic	Non-US	Domestic	Non-US
Deferred income tax assets:
Property and equipment, net	$5.3	1.7	$3.8	$2.9
Capital lease obligations to related party	21.7	—	24.3	—
Other intangibles, net	—	4.1	—	4.7
Deferred compensation, defined benefit plans and bonus	16.0	5.6	21.8	8.5
Net operating loss carryforward	206.6	1.4	214.9	—
Allowance for doubtful accounts	4.3	—	6.4	—
Other	10.2	0.9	11.2	1.2

Gross deferred income tax assets	264.1	13.7	282.4	17.3
Less valuation allowance	(11.0)	(13.4)	(251.4)	(17.1)

Total deferred tax asset	$253.1	$0.3	$31.0	$0.2
Deferred income tax liabilities:
Inventory reserve	(12.6)	—	(12.4)	—
Prepaid assets	(3.1)	—	(3.5)	—
Defined benefit plans	(7.7)	—	(7.2)	—
Other intangibles, net	(9.5)	—	(11.2)	—
Other	—	(0.3)	—	(0.2)

Total deferred tax liability	$(32.9)	$(0.3)	$(34.3)	$(0.2)

Net deferred income tax asset (liability)	$220.2	$—	$(3.3)	$—

Unisource has historically recorded a valuation allowance related to certain U.S. deferred tax assets due to the uncertainty of the ultimate realization of future benefits from these assets. Unisource records a valuation allowance when it is “more likely than not” that some portion or all of the deferred income tax assets will not be realized. In reaching this determination, Unisource considers both positive and negative evidence, including historical losses, the future reversal of temporary differences, future taxable income, exclusive of taxable temporary differences and carryforwards, taxable income in carryback years and tax planning strategies.

During 2013, Unisource concluded that it was more likely than not that the majority of the valuation allowance against its U.S. federal and a substantial portion of its state net deferred tax assets would be realized. This conclusion was based on a detailed evaluation of all relevant evidence in the third quarter, both positive and negative, including such factors as cumulative income for the last twelve quarters, Unisource’s recent ability to sustain a level of profitability and the expectation of continued earnings. Unisource has weighed these positive factors against negative factors, including a prior history of losses and significant net operating loss carryforward, and determined that the positive evidence outweighs the negative evidence. Accordingly, Unisource reversed $238.7 million of its valuation allowance against its U.S. federal and a substantial portion of its state net deferred tax assets. A valuation allowance remains for some of Unisource’s state net operating loss carryforwards that it believes are not more likely than not to be utilized due to the short carryforward periods that exist in certain states. In future periods, the remaining valuation allowance could be reduced if sufficient positive evidence is present indicating that it is more likely than not that a portion or all of Unisource’s remaining deferred tax assets will be realized.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

In connection with the detailed analysis of deferred tax balances in 2013, Unisource identified certain amounts that required adjustments to the 2012 financial statement disclosure of income taxes to properly reflect the deferred tax assets and liabilities as of December 29, 2012. Accordingly, certain net deferred tax assets and liabilities in the 2012 column of the above table have been revised. The revisions increased total deferred tax assets by approximately $0.9 million and increased the corresponding valuation allowance by approximately $1.5 million and decreased total deferred tax liabilities by approximately $0.6 million. The revisions had no impact on the previously reported net deferred tax liabilities, income tax expense or Stockholders’ equity.

During 2012, Unisource concluded that it was more likely than not that the majority of its Canada net deferred tax assets would not be realized. This conclusion was based on a detailed evaluation of all relevant evidence, both positive and negative, including such factors as cumulative loss for the last twelve quarters and the expectation of continued losses in Canada. Therefore, Unisource established a full valuation allowance against its net deferred tax assets in Canada of $16.7 million. As of December 31, 2013, Canada has not shown sufficient positive evidence to justify releasing any of its related valuation allowance.

Unisource has a valuation allowance of $11.0 million against its U.S. state net deferred tax assets and $13.4 million against its Canadian net deferred tax assets as of December 31, 2013.

Deferred tax liabilities have not been recognized for federal tax purposes for the $30.9 million of undistributed earnings of Unisource Canada and Unisource’s other foreign subsidiaries as they are considered to be reinvested for an indefinite period of time. Based on negative cumulative earnings from foreign operations, no incremental tax costs would be expected to be incurred in the hypothetical instance of repatriation and thus no deferred asset or liability would be recorded in the Consolidated Financial Statements.

At December 31, 2013, Unisource had approximately $499.8 million of net operating loss carryforward available for U.S. federal income tax purposes that will expire between 2023 and 2031. Unisource has a state net operating loss benefit of approximately $673.7 million available for state income tax purposes that will expire between 2014 and 2031. As a result, the effective tax rate was different from the statutory tax rate.

Unisource applies a “more likely than not” threshold to the recognition and de-recognition of uncertain tax positions. A change in judgment related to prior years’ uncertain tax positions is recognized in the period of such change.

The following table presents the rollforward of activity for fiscal 2013, 2012 and 2011 for uncertain tax positions:

	2013	2012	2011
Beginning of the fiscal year	$1.9	$1.9	$2.1
Additions based on tax positions taken during the current period	—	—	—
Reductions based on tax positions taken during a prior period	—	—	—
Lapses of statutes of limitations	—	—	(0.2)

Total gross unrecognized tax benefit	$1.9	$1.9	$1.9

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Unisource recognizes accrued interest and penalties related to uncertain tax positions as a component of Income tax expense (benefit). Unisource’s Consolidated Statements of Operations include $0.4 million, $0.3 million and $0.2 million in fiscal 2013, 2012 and 2011, respectively, in interest and penalties related to the liability for uncertain tax positions. Unisource recorded a liability for the fiscal years ended December 31, 2013 and December 29, 2012 of $2.5 million and $2.1 million, respectively, in interest and penalties related to the liability. Of the total amount of gross unrecognized tax benefits as of December 31, 2013, an amount up to $1.9 million would affect Unisource’s effective tax rate if realized.

During 2014, Unisource expects to resolve certain tax matters related to U.S. and foreign jurisdictions. As of December 31, 2013, Unisource estimates that it is reasonably possible that unrecognized tax benefits may decrease by $0.3 million in the next twelve months due to the resolution of these issues or due to a lapse in the statute of limitations. With the exception of these tax matters, Unisource does not expect any significant changes in unrecognized tax benefits in 2014.

In the U.S., Unisource remains subject to examination by the Internal Revenue Service (IRS) and certain states for fiscal years 2009 and later. There are certain states where Unisource remains subject to examination for fiscal years 2008 and later. Unisource Canada remains subject to examination by the Canadian Revenue Agency (CRA) and certain provinces for fiscal years 2009 and later.

(7)	Long-term Debt

Long-term debt obligations at the end of fiscal 2013 and 2012 were as follows:

	2013	2012
Senior Credit Facility	$317.3	$305.0

Real Estate Capital Lease obligations, with related party	55.3	63.9
Equipment Capital Lease obligations	10.8	13.9

	383.4	382.8
Less: Current maturities	(12.1)	(11.2)

Long term debt, net of current maturities	$371.3	$371.6

Future payments related to Long-term debt obligations as of December 31, 2013, were as follows:

	Senior Credit Facility	Real Estate Capital Leases	Equipment Capital Leases	Total
2014	$—	$15.9	$3.6	$19.5
2015	—	16.0	3.2	19.2
2016	317.3	16.2	2.9	336.4
2017	—	16.3	2.6	18.9
2018	—	8.3	0.5	8.8
Thereafter	—	—	0.3	0.3

	317.3	72.7	13.1	403.1
Less: amounts representing interest	—	(17.4)	(2.3)	(19.7)

	$317.3	$55.3	$10.8	$383.4

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Senior Credit Facilities

On March 15, 2011, Unisource entered into an asset-based senior credit facility agreement (the Senior Credit Facility) which matures on March 15, 2016. The Senior Credit Facility provides for borrowings of up to $613.5 million and $640.0 million as of December 31, 2013 and December 29, 2012, respectively, as follows:

•	Tranche A provided up to $450 million and $150 million of borrowings as of December 31, 2013 and December 29, 2012 based upon eligible receivables and inventory in the U.S. and Canada, respectively. Unisource has the right to increase the Tranche A borrowings up to $150 million (which may be allocated among the U.S. and Canadian sub-facilities as Unisource elects) so long as certain conditions are satisfied.

•	Tranche A-1 provides additional borrowings in the U.S. and Canada subject to eligibility requirements in the Senior Credit Facility. Effective October 1, 2013, Unisource elected to reduce the Tranche A-1 commitment to $10.0 million and $3.5 million for the U.S. and Canadian sub-facilities, respectively, to lower the fees charged on the unused commitment. Prior to this reduction, Tranche A-1 provided for additional borrowings of up to $30.0 million in the U.S. and $10.0 million in Canada. Advance rates on eligible collateral under Tranche A-1 were initially set to be amortized on a straight-line basis to zero over the first 3 years of the Senior Credit Facility. In connection with the pay down and conversion of the PIK notes, the Tranche A-1 layer was reset to $40 million on December 5, 2011 and the amortization resumed September 2012 on a straight-line basis over 18 months.

Unisource has letter of credit availability of $100 million and $25 million in the United States and Canada, respectively.

Availability under the Senior Credit Facility is determined based upon a monthly borrowing base calculation which includes eligible customer receivables and inventory, less outstanding borrowing, letters of credit and certain designated reserves. At December 31, 2013 and December 29, 2012, Unisource had $7.8 million and $9.0 million, respectively, of letters of credit outstanding under the Senior Credit Facility. Unisource had $206.2 million and $225.7 million of unused available borrowing capacity at December 31, 2013 and December 29, 2012, respectively.

Individual borrowings under the Senior Credit Facility generally have terms of three months or less. Such arrangements do not preclude classification as a noncurrent liability. All borrowings under the Senior Credit Facility have been classified as Long-term debt based upon Unisource’s intent and ability to refinance these borrowings as they mature on a long-term basis. The Senior Credit Facility includes $28.1 million and $12.8 million of Canadian bank overdrafts at the end of fiscal 2013 and 2012, respectively.

At the election of Unisource, the Senior Credit Facility bears interest at the Bankers Acceptance (BA) Equivalent or LIBOR, plus an applicable margin, as defined in the Senior Credit Facility. The Senior Credit Facility also allows for borrowings referenced to the U.S. base rate or Canadian prime rate. At December 31, 2013 and December 29, 2012, the weighted average interest rate for these borrowings was 2.9% and 3.2%, respectively. In addition, the Senior Credit Facility has an unused line fee which ranges between 37.5 and 62.5 basis points based upon the usage of the line.

The Senior Credit Facility restricts the incurrence of additional indebtedness with respect to secured assets and includes other customary restrictions and provisions contained in an asset-based credit facility. Unisource was in compliance with all covenants and restrictions under the Senior Credit Facility as of December 31, 2013.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Deferred Financing Fees

In connection with Unisource’s Senior Credit Facility which was entered into in March of 2011, Unisource incurred $13.1 million in deferred financing costs of which $6.3 million was due to Bain Capital Partners, LLC (Bain Capital Partners) for services received. The $6.3 million of fees were waived by Bain Capital Partners in 2011 and recorded as a reduction of Other accrued liabilities and an increase to Additional paid-in capital in the Consolidated Balance Sheets. Unamortized deferred financing costs included in Other non-current assets were $10.7 million and $16.5 million, as of December 31, 2013 and December 29, 2012, respectively.

Deferred financing costs are amortized on a straight-line basis over the remaining term of the Senior Credit Facility through 2016 and are reflected as Interest expense in the Consolidated Statements of Operations. Amortization expense was $5.6 million, $5.2 million and $6.9 million for fiscal 2013, 2012 and 2011, respectively. Future amortization of deferred financing costs totals approximately $4.9 million per year for fiscal years 2014 through 2015 and $0.9 million for fiscal 2016.

In connection with the reduction of the Tranche A-1 commitment on October 1, 2013 of $20.0 million and $6.5 million in the U.S. and Canada, respectively, Unisource recorded a charge of $0.5 million in Interest expense in the Consolidated Statements of Operations to write-off the deferred financing costs associated with the reduction in the commitment amount.

Prior to the March 2011 refinancing, the asset-based senior credit facility (the Old Agreement) provided for total borrowings of up to $600 million of which up to $500 million could have been denominated in U.S. dollars and up to the equivalent of US$100 million could have been denominated in Canadian dollars. Borrowings bore interest at the BA Equivalent or LIBOR, plus an applicable margin, as defined in the Old Agreement. The Old Agreement also allowed for borrowings referenced to the U.S. base rate or Canadian prime rate. At January 1, 2011, the weighted average interest rate for these borrowings was 6.3%.

PIK notes

Unisource issued long-term debt obligations (PIK notes) payable to GP in connection with the Acquisition. The PIK notes consisted of two tranches as follows:

•	Tranche A had a face amount of $70 million with an original interest rate of 7%. The Tranche A agreement included a Leverage Ratio requirement such that if Unisource’s Leverage Ratio decreased below a defined threshold at the end of a calendar year, the interest rate in effect increased by 100 basis points. Unisource’s Leverage Ratio was below the threshold at January 1, 2011; therefore, the interest rate in effect for Tranche A increased to 8% retroactive to January 1, 2010.

•	Tranche B had a face amount of $100 million and an interest rate of 8%. The Tranche B agreement contained no Leverage Ratio provisions or interest rate adjustments.

Interest under the PIK notes compounded annually at each anniversary date (November 27), and Unisource had the option to pay the interest in cash or issue additional PIK notes equal to the amount of any unpaid interest. Unisource issued additional PIK notes for the settlement of interest amounts due at each payment date.

As described in Note 10, Redeemable Preferred Stock, Unisource completed a recapitalization with Bain and GP on December 5, 2011 to settle the PIK notes through a $100 million cash payment and conversion of the remaining balance into redeemable preferred stock.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Graphic Seller notes

In connection with the 2003 acquisition of Graphic, Unisource issued Graphic Seller notes to certain sellers who were also employees. These notes were non-interest bearing, had a face amount of $10.0 million, matured in September of 2011 and were paid-off at that time. The carrying amount of the Graphic Seller notes at maturity was discounted using a comparable industry borrowing rate of 15.5%.

Real Estate Capital Leases

In connection with the Acquisition, Unisource transferred 42 of its U.S. warehouse and distribution facilities (the Properties) to GP and GP sold 38 of such Properties to an unrelated third party (the Purchaser/Landlord). Contemporaneously with the above, GP entered into lease agreements (the Real Estate Capital Leases) with respect to the individual 38 Properties with the Purchaser/Landlord and Unisource entered into sublease agreements with respect to such Properties with GP. The initial term of the lease and sublease agreements was fifteen years and six months, and such lease and sublease agreements expire in June 2018. The lease and sublease agreements also provide for five consecutive options to renew any lease or sublease for a term of five years each. The lease and sublease agreements also include rent schedules and escalation clauses throughout the lease and sublease terms, including the option periods. Subject to certain conditions, Unisource has the right to sublease any of the Properties. Under the terms of the lease and sublease agreements, GP and Unisource are responsible for all costs and expenses associated with the Properties, including the operation, maintenance and repair, taxes and insurances. Of the four remaining Properties that are directly owned by GP, Unisource has retained lease agreements on two of those Properties which are part of the Real Estate Capital Lease amounts aforementioned.

Equipment Capital Leases

Capital lease obligations also consist of delivery equipment, material handling equipment, computer hardware and office equipment which are leased through third parties under non-cancelable leases with terms ranging from three to eight years. Many of the delivery equipment leases include annual rate increases based on the Consumer Price Index which are included in the calculation of the initial lease obligation. The carrying value of the related equipment associated with these capital leases is included within Property and equipment, net in the Consolidated Balance Sheets.

(8)	Employee Benefit Plans

(a)	Defined Contribution Plans

Unisource sponsors defined contribution retirement plans in the United States and Canada in which most of its employees are eligible to participate. In the U.S., Unisource maintains a defined contribution plan for full-time, non-union employees. Unisource’s contributions to these plans are generally a function of the employees’ contributions. Effective January 1, 2010, Unisource matches up to 3.0% of employee contributions.

Unisource also sponsors a defined contribution plan for its full-time, non-union employees in Canada. Unisource contributes 1% of eligible salaries for its full-time, non-union employees. In addition, there is a voluntary employee contribution rate between 0% – 7% (subject to legislative thresholds) and Unisource matches these employee contributions at the rate of 50%. The potential maximum employer contribution for the Canadian defined contribution plan is 4.5%. Furthermore, in Canada there is a

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

mandatory defined contribution plan for union employees. Employees who participate in this plan contribute 2.0%, with a Unisource match of 2.0%. Unisource’s total contributions to its defined contribution retirement plans were $6.9 million, $6.9 million and $8.5 million for fiscal 2013, 2012 and 2011, respectively.

(b)	U.S. Defined Benefit Plans

In the U.S., the defined benefit pension plans consist of a non-union and union pension plan. The non-union pension plan was established in November 2002 and is sponsored by Unisource. When the plan was established, certain participants were previously enrolled in a similar plan sponsored by GP. The accumulated obligations of Unisource employees in the GP plan were retained by the GP plan. Effective February 15, 2008, Unisource elected to freeze its U.S. defined benefit pension plan for non-union employees. Under the terms of the freeze, participant benefits ceased accruing future pay credits effective February 15, 2008, however, participants continue to receive interest credits on account balances prior to the freeze date, and no employees became active participants after January 1, 2008.

The U.S. union defined benefit plan is also sponsored by Unisource. In general, employees of Unisource classified as hourly paid and covered by a collective bargaining agreement who are employed at designated locations are eligible to participate in the plan. Each location participating in the plan has certain benefits and other provisions specific to that location. Effective January 1, 2011, the salaried pension plan and the hourly pension plan were merged into one plan; however, the benefits, rights and features applicable to the individual plans remained the same.

Unisource also sponsored a non qualified Supplemental Executive Retirement Plan (SERP) for certain highly compensated employees in the U.S that provided benefits in excess of the qualified plans’ compensation limits. As of January 1, 2008, the plan was amended so that no future eligible employees could become a participant in the plan. Effective February 15, 2008, Unisource amended the plan so that no further pay credits will be made, however, the interest credits will continue after the amendment.

During the period from April 1, 2009 through September 28, 2013, the U.S. defined benefit plan was prevented from making lump sum distributions to its non-union participants, based on restrictions imposed by Internal Revenue Code Section 436, relating to the funding status of the plan. On September 29, 2013, the U.S. defined benefit plan received actuarial certification that the restrictions were lifted and eligible U.S. participants are now permitted to receive lump sum payments for their full cash balance accounts. Expected benefit payments in the U.S. plan for 2014 assume that 75% of vested terminated participants will take lump sum payments; however, the timing of when the actual account balances will be paid is dependent on when participants elect to receive payment of their accounts.

(c)	Canada Defined Benefit Plans

In Canada, Unisource sponsors one non-union and two union defined benefit plans also known as Registered Pension Plans (RPP).

Effective December 31, 2009, the non-union defined benefit plan was frozen for service credit. However, the participants are still eligible for early retirement benefits, and final average earnings continue to be used for calculating the retirement benefits.

Effective 2010, the union defined benefit plan was frozen for new participants under the two Collective Bargaining Agreements (CBA). All employees hired after the ratification date of the Collective

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Bargaining Agreements, which cover 2010 – 2015, are eligible to participate in the defined contribution plan described above which requires the employee to make mandatory contributions of 2.0%, with a Unisource match of 2.0%. All employees hired before the ratification date continue to accrue benefits.

Unisource also maintains a nonregistered SERP for certain highly compensated employees in Canada that provides pension benefits in excess of the registered plan compensation limits. Unisource elected to freeze accruing participant benefits and new participation effective December 31, 2009. However, Unisource continues to pay the accumulated benefits earned through December 31, 2009.

In 2011, Unisource implemented significant staff reductions. Some of the affected members received lump sum value settlements for their accrued benefits in 2011, and a significant number of the remaining affected members settled their benefits in 2012. GAAP requires settlement accounting to be adopted when the lump sum payments in the year exceed the sum of service cost and interest cost (the mandatory threshold) for the year. Since the lump sum payments in 2012 were higher than the mandatory threshold, Unisource was required to adopt settlement accounting for 2012. The effect of the settlement on net periodic cost in fiscal 2012 was determined based on an estimated re-measurement gain or loss for those members receiving lump sum payments in the year, plus a charge for a portion of the unrecognized net gains and losses based on estimated percentages of the projected benefit obligation (PBO) settled in the year which amounted to 7.8% for RPP and 11.8% for SERP.

In fiscal 2013, the lump sum payments were also higher than the mandatory threshold. The effect of the settlement on net periodic cost in fiscal 2013 was determined based on an estimated re-measurement gain or loss for those members receiving lump sum payments in the year, plus a charge for a portion of the unrecognized net gains and losses based on estimated percentages of the PBO settled in the year which amounted to 4.4% for RPP and 28.8% for SERP.

Settlement charges related to Canadian defined benefit and SERP plans was $1.2 million and $2.1 million, respectively, for fiscal 2013 and 2012. These settlement charges are reflected in the Consolidated Statements of Operations as follows:

	2013	2012
Distribution expenses	$0.1	$0.2
Selling and administrative expenses	0.7	0.7
Restructuring (gains) expenses	0.4	1.2

	$1.2	$2.1

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

The following table provides information about the U.S. and Canadian defined benefit pension plans:

	2013		2012
	U.S.	Canada	U.S.	Canada
Accumulated benefit obligation, end of the year	$84.9	$75.7	$90.5	$84.3

Change in projected benefit obligation:
Benefit obligation at the beginning of the year	$90.5	$99.3	$84.2	$99.0
Service cost	0.6	0.3	0.5	0.2
Interest cost	3.0	3.8	3.5	4.3
Actuarial (gain) loss	(7.0)	(5.6)	4.3	3.4
Benefits paid	(2.1)	(6.8)	(2.0)	(10.2)
Settlements	(0.1)	—	—	—
Foreign exchange adjustments	—	(6.5)	—	2.6

Projected benefit obligation at the end of the year	$84.9	$84.5	$90.5	$99.3

Change in plan assets:
Plan assets, beginning of year	$64.9	$67.2	$56.5	$66.8
Employer contributions	3.5	1.7	3.9	4.1
Investment returns	13.7	5.8	7.2	4.7
Benefits paid	(2.1)	(6.8)	(2.0)	(10.2)
Administrative expenses paid	(0.8)	—	(0.7)	—
Settlements	(0.1)	—	—	—
Currency translation adjustments	—	(4.4)	—	1.8

Plan assets, end of year	$79.1	$63.5	$64.9	$67.2

Underfunded status at end of year	$(5.8)	$(21.0)	$(25.6)	$(32.1)

	2013		2012
	U.S.	Canada	U.S.	Canada
Amounts recognized in the
Consolidated Balance Sheets consist of:
Other current liabilities	$(0.1)	$(0.1)	$(0.2)	$(0.5)
Defined benefit pension obligations	(5.7)	(20.9)	(25.4)	(31.6)

Net liability recognized	$(5.8)	$(21.0)	$(25.6)	$(32.1)

	2013		2012
	U.S.	Canada	U.S.	Canada
Amounts not yet reflected in net periodic benefit cost and included in Accumulated other comprehensive income (loss) consist of:
Net loss (gain)	$2.0	$17.8	$19.3	$29.9
Prior service cost (credit)	0.4	(3.1)	0.5	(3.7)
Net transition obligation (asset)			—	0.1

Net amount recognized	$2.4	$14.7	$19.8	$26.3

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

	2013		2012		2011
	U.S.	Canada	U.S.	Canada	U.S.	Canada
Components of net periodic benefit cost:
Service cost	$1.3	$0.3	$1.2	$0.2	$1.3	$0.2
Interest cost	3.0	3.8	3.6	4.3	3.5	5.3
Expected return on plan assets	(4.6)	(3.8)	(4.6)	(4.1)	(3.7)	(4.7)
Amortization of prior service cost	0.1	(0.4)	0.1	(0.4)	0.1	(0.1)
Settlement (gain) loss	—	1.2	—	2.2	—	—
Amortization of net (gain) loss	1.1	1.5	0.9	2.1	—	0.9

Net periodic benefit cost	$0.9	$2.6	$1.2	$4.3	$1.2	$1.6

Changes to funded status recognized in accumulated other comprehensive (income) loss:
Net (gain) loss during year	$(16.1)	$(7.6)	$1.7	$2.7	$11.1	$10.3
Recognized gain (loss)	(1.1)	(2.7)	(0.9)	(4.3)	—	(0.9)
Prior service (cost) credit during year	—	—	—	—	—	(4.2)
Recognized prior service (cost) credit	(0.1)	0.4	(0.1)	0.4	(0.1)	0.1

Net periodic benefit cost	$(17.3)	$(9.9)	$0.7	$(1.2)	$11.0	$5.3

Amounts expected to be recognized as components of net periodic benefit cost in 2014 are as follows:

	U.S.	Canada
Amortization of net loss	$—	$0.7
Prior service cost	0.1	(0.4)

Estimated net periodic cost	$0.1	$0.3

	2013		2012		2011
	U.S.	Canada	U.S.	Canada	U.S.	Canada
Weighted average actuarial assumptions:
Benefit obligations:
Discount rate	4.55%	4.90%	3.75%	4.25%	4.35%	4.50%
Rate of compensation increases	—	3.00%	—	3.00%	—	3.00%
Net periodic pension costs:
Discount rate	3.75%	4.25%	4.35%	4.50%	5.35%	5.40%
Rate of compensation increases	—	3.00%	—	3.00%	—	3.00%
Expected long-term rate of return on assets	8.00%	6.25%	8.00%	6.25%	8.00%	6.75%

Unisource recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its defined benefit pension plans in the accompanying 2013 Consolidated Balance Sheets, with a corresponding adjustment to Accumulated other comprehensive loss, net of $6.8 million of tax.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Unisource’s weighted average expected rate of return on pension plan assets was developed with information provided by its third party professional asset managers and consultants and was based on historical rates of return, inflation expectations and the investment allocations of the pension plan assets.

The weighted average asset allocations of invested assets within Unisource’s defined benefit pension plans at the end of each fiscal year were as follows:

	2013		2012		Asset allocation range
	U.S.	Canada	U.S.	Canada	U.S.	Canada
Equity securities	69%	66%	66%	58%	50 – 70%	50 – 70%
Fixed income securities	31%	33%	34%	40%	25 – 45%	30 – 50%
Cash and cash equivalents	—	1%	—	2%	0 – 10%	0 – 5%

Total	100%	100%	100%	100%

Investment performance is evaluated at least quarterly. Total returns are compared to the weighted average return of a benchmark mix of investment vehicles. Individual fund investments are compared to historical 3, 5 and 10 year returns achieved by funds with similar investment objectives.

Plan assets are measured using the fair value hierarchy as described in Note 1, Fair Value Measurements. U.S. pension plan assets are invested in broad-based mutual funds. Unisource Canada pension assets are invested in pooled funds comprised of marketable securities that are traded on an active exchange.

The following table presents Unisource’s plan assets using the fair value hierarchy as of December 31, 2013.

	Total	Level 1	Level 2	Level 3
Investments – U.S.:
Equity securities	$54.2	$—	$54.2	$—
Fixed income securities	24.7	—	24.7	—
Cash and cash equivalents	0.2	0.2	—	—

	$79.1	$0.2	$78.9	$—

	Total	Level 1	Level 2	Level 3
Investments – Canada
Equity securities	$41.6	$—	$41.6	$—
Fixed income securities	21.1	—	21.1	—
Cash and cash equivalents	0.8	0.8	—	—

	$63.5	$0.8	$62.7	$—

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

The following table presents Unisource’s plan assets using the fair value hierarchy as of December 29, 2012.

	Total	Level 1	Level 2	Level 3
Investments – U.S.:
Equity securities	$42.8	$—	$42.8	$—
Fixed income securities	22.0	—	22.0	—
Cash and cash equivalents	0.1	0.1	—	—

	$64.9	$0.1	$64.8	$—

	Total	Level 1	Level 2	Level 3
Investments – Canada
Equity securities	$39.2	$—	$39.2	$—
Fixed income securities	26.9	—	26.9	—
Cash and cash equivalents	1.1	1.1	—	—

	$67.2	$1.1	$66.1	$—

Unisource expects to contribute $3.8 million and $4.4 million to its U.S. and Canadian defined benefit pension plans, respectively, during fiscal 2014. Future benefit payments under Unisource’s defined benefit pension plans are estimated as follows:

	U.S.	Canada
2014	$17.7	$2.6
2015	4.2	2.8
2016	4.3	2.9
2017	4.3	3.1
2018	4.4	3.2
2019 – 2023	23.4	18.9

(d)	Multiemployer Plans

Unisource also makes contributions to multiemployer pension plans for its employees covered by such plans. These contributions were $1.5 million for fiscal year 2013, $1.5 million for fiscal year 2012 and $1.6 million for fiscal year 2011. It is reasonably possible that changes could occur affecting employees for which Unisource makes contributions to multiemployer employee benefit plans. Such changes might result in additional contribution obligations to these plans. Any such obligations would be governed by the specific agreement between Unisource and any such plan.

Unisource contributions did not represent more than 5% of total contributions to any multiemployer plans as indicated in the plans’ most recently available annual report and Form 5500. At the date these Consolidated Financial Statements were issued, Forms 5500 were not available for the plan years ending in 2013.

The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects including:

a.	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

b.	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

c.	If Unisource chooses to stop participating in some of its multiemployer plans, Unisource may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Unisource’s participation in the multiemployer plans for the annual period ended December 31, 2013 is outlined in the table below. The “EIN/Pension Plan Number” column provides the Employee Identification Number and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2013 and 2012 is for the plan’s year end at December 31, 2013 and December 31, 2012, respectively. The zone status is based on information that Unisource received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded and plans in the green zone are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan or a rehabilitation plan is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreement.

	EIN/Pension Plan No.	Pension Protection Act Zone Status		FIP/RP status Pending/ Implemented	Unisource contributions			Surcharge imposed	Expiration date of collective bargaining agreement
Pension Fund		2013	2012		2013	2012	2011
Central States, Southeast & Southwest Areas Pension Fund	36-6044243/001	Red	Red	Implemented	$0.1	$0.1	$0.1	Yes	7/31/2015 11/30/2016

Grocery/Storage Pension Plan[1]	51-6110168/001	N/A	N/A	N/A	—	—	0.1	Yes	7/31/2015

Minneapolis Food Industry Pension Plan	41-6047047/001	Yellow	Yellow	Implemented	0.2	0.2	—	Yes	7/31/2015

Teamsters Pension Plan of Philadelphia & Vicinity	23-1511735/001	Yellow	Yellow	Implemented	0.1	0.1	0.1	Yes	3/31/2015

Warehouse Employees Union Local 169 and Employers Joint Pension Fund	23-6230368/001	Red	Red	Implemented	0.1	0.1	0.1	Yes	4/30/2016

Western Conference of Teamsters Pension Trust Fund [2]	91-6145047	Green	Green	N/A	0.7	0.7	0.7	No	9/30/2015; 12/31/2015 9/30/2015; 1/31/2017 10/31/2016 10/31/2016

Distributors Association Warehousemen’s 3 Pension Trust Fund [4]	94-0294755/002	Red	Red	Implemented	0.1	0.1	0.1	Yes	9/30/2013

The Pulp and Paper Industry Pension Plan for the Pulp and Paper Division [5]	394940	Green	Green	N/A	0.2	0.2	0.4	No	10/21/2015

Total contributions					$1.5	$1.5	$1.6

[1]	The Grocery/Storage Pension Plan was in critical status for the plan year that began June 1, 2010. The Rehabilitation Plan included a merger of the Plan into the Minneapolis Food Distributing Industry Pension Plan effective June 1, 2011. These contributions were impacted due to the merger with the Grocery Storage Pension Fund.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

[2]	Unisource has 7 CBAs which participate in the Western Conference of Teamsters Pension Trust. As of the end of the most recent plan year, the participating Unions including the number of employees participating in the pension plan are as follows: L0070 – IPT Pleasanton (Teamsters Local 70) – 16 Employees, L117 – Kent, WA (Teamsters Local Union No. 117) – 5 Employees, L162 – Portland, OR (General Teamsters Local Union No. 162) – 5 Employees, L0174 – IBT Seattle (General Teamsters Employees, L206 – Eugene, OR) – 6 Employees, L0986 – IBT – Commerce – 52 Employees, L0986 – IBT – La Palma – 44 Employees.

[3]	The CBA was under negotiation as of the end of fiscal 2013.

[4]	The Distributors Association Warehousemen’s Pension Trust Fund Plan Year ended May 31, 2013. However, the contributions shown are based on a full 12 month period.

[5]	The Pulp and Paper Industry Pension Plan for the Pulp and Paper Division is a Canadian plan.

(9)	Commitments and Contingencies

(a)	Operating Leases

Unisource leases, with terms greater than one year, certain of its distribution facilities, operating equipment and office equipment under noncancelable operating leases. Operating lease terms, including renewal options that range from one to twenty years. Many of the leases include escalating rents for which Unisource calculates annual straight-line expense and compares the amount to the actual lease expense by year. Unisource records lease expense using the straight-line method. The difference between straight-line and actual lease payments is recorded in the Consolidated Balance Sheets as a current or noncurrent liability based on the remaining lease term. Many leases include renewal options at predetermined rates or rates tied to a published index. All leasehold improvements are depreciated at the lesser of the asset life or the lease term and the expense is reflected in Depreciation and amortization in the Consolidated Statements of Operations. Total rent expense included in operating expenses in the Consolidated Statements of Operations for fiscal 2013, 2012 and 2011 was as follows:

	2013	2012	2011
Distribution expenses	$42.0	$41.0	$42.0
Selling and administrative expenses	5.0	5.5	6.0
Restructuring (gains) expenses	0.5	—	—

	$47.5	$46.5	$48.0

At the end of fiscal 2013, future commitments under noncancelable leases with an original term of at least one year were as follows:

	2014	2015	2016	2017	2018	Thereafter
Operating lease obligations	$39.7	$30.5	$25.8	$20.9	$16.7	$30.3
Sublease income	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	—

During fiscal 2013, Unisource subleased six facilities under operating leases. Sublease income was $0.6 million, $2.3 million and $2.6 million in fiscal year 2013, 2012 and 2011, respectively.

(b)	Asset Retirement Obligations

Unisource has contractual obligations associated with warehouse leases which require the facility be returned to its original condition less normal wear and tear. Costs to restore the warehouse facilities to

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

their previous condition typically include signage removal and repairs to the warehouse floor, dock doors and drywall. In the case of the Real Estate Capital Leases (Note 7), Unisource is also responsible for the repair and/or replacement of warehouse roofs, parking lots and HVAC, in addition to other repairs which are required to return these warehouses to their original condition less normal wear and tear. In accordance with GAAP, accruals are made based on Unisource’s estimates of current market restoration costs, inflation rates and discount rates. At the inception of a lease, the present value of the expected cash payment is recognized as an asset retirement obligation with a corresponding amount recognized in Property and equipment, net in the Consolidated Balance Sheets. The property asset amount is depreciated, and the liability is accreted, over the period from lease inception to the time Unisource expects to vacate the premises resulting in both depreciation and interest accretion charges in the Consolidated Statements of Operations. Discount rates used are based on credit-adjusted risk-free interest rates. Credit-adjusted risk-free rates are estimated based on the average yield for noninvestment grade bonds for the year of the lease inception. Assumptions used to estimate Unisource’s asset retirement obligation (ARO) liability are updated on an annual basis and when significant changes in facts and circumstances occur which would require an adjustment to such estimates.

The following schedule is a reconciliation of the beginning and ending aggregate carrying amount of Unisource’s ARO liabilities, which is reflected primarily in Other noncurrent liabilities in the Consolidated Balance Sheets, for the years ended December 31, 2013 and December 29, 2012:

	2013	2012
Obligation, beginning of the period	$5.5	$4.9
Accretion expense	0.5	0.5
Additions	2.0	0.9
Terminations	(0.4)	(0.8)
Currency translations adjustments	(0.1)	—

Obligation, end of period	$7.5	$5.5

(c)	Escheat Audit

During 2013, Unisource was notified by the State of Delaware that they intended to examine the books and records of Unisource to determine compliance with Delaware escheat laws. Since that date, seven other states have joined with Delaware in the audit process which is conducted by an outside firm on behalf of the states and covers the period from 1981 to present. Unisource had been informed that similar audits have generally taken two to four years to complete. Due to the preliminary stages of such audits, Unisource determined that the ultimate outcome cannot be estimated at this time. Claims or liabilities could be asserted and such outcomes could have a material impact on Unisource’s financial position, results of operations and cash flows.

(d)	Legal Matters

Unisource is subject to various legal proceedings and claims that arise in the ordinary course of business. Although the ultimate outcome of legal proceedings underway at any point in time is difficult to reasonably determine, Unisource believes adequate reserves have been established for probable losses and legal costs related thereto.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

During fiscal 2005, Unisource Canada entered into a $10.7 million settlement agreement with the Canadian Competition Bureau that required Unisource Canada to make equal annual payments beginning in January 2007 through January 2012. The settlement was subject to an indemnification agreement with GP such that most of these costs were reimbursed by GP. The last remaining payment was made in 2012 to settle the obligation.

(e)	Other

Approximately 11.0% of Unisource’s work force is represented under 26 collective bargaining agreements at December 31, 2013. During 2013, Unisource successfully negotiated and renewed three of the six collective bargaining agreements which expired during the year. These agreements were extended through 2016 under terms which approximate market rates. The remaining collective bargaining agreements are currently under negotiation and are expected to be renewed during 2014.

(10)	Redeemable Preferred Stock

On December 5, 2011 (the Transaction Date), Unisource completed a recapitalization with Bain and GP to issue redeemable preferred stock as settlement for its outstanding PIK notes, that had been issued in connection with the Acquisition. As of the Transaction Date, the PIK notes had a net carrying value of $311.4 million. To settle this obligation, Unisource paid $100 million in cash and authorized 228,465 shares of Class A redeemable preferred stock (the Redeemable preferred stock), of which 228,463 were issued, with a par value of $0.01 per share. The initial fair and carrying value of the Redeemable preferred stock at the date of its issuance was $146.1 million, which was determined with the assistance of an independent third party valuation specialist, and was recorded net of stock issuance costs of $0.1 million and a $2.3 million advisory fee due to Bain Capital Partners.

The $65.3 million difference between the net carrying value of the PIK notes, less the cash payment to GP, and the fair value of the Redeemable preferred stock was recorded as Additional paid-in capital in the Consolidated Balance Sheets.

While these shares of Redeemable preferred stock remain outstanding, Unisource cannot, without the written consent of the holders of the Redeemable preferred stock, redeem, purchase or otherwise acquire any of the common stock (unless associated with an employee termination), nor pay or declare dividends or distributions with respect to the common stock. Additionally, without the written consent of the Redeemable preferred stock shareholders, Unisource cannot alter any of the rights and preferences of the Redeemable preferred stock, issue any new shares of Redeemable preferred stock, authorize or issue senior stock, or subdivide the outstanding shares of the Redeemable preferred stock. The holders of the Redeemable preferred stock have no voting rights. In the event of liquidation, dissolution or winding up of Unisource, Redeemable preferred stock holders are entitled to receive assets of Unisource prior to any other stockholders.

The Redeemable preferred stock shares are contingently redeemable, with written notice from the holders, upon any event of default for a price per share equal to the shares’ liquidation value ($1,000 per share) plus any accrued but unpaid dividends. An event of default includes a change in control of Unisource, an insolvency event or failure to declare and pay dividends when required. At any time Unisource, with written notice, has the right to redeem all or a portion of the Redeemable preferred stock for the amount up to the liquidation value plus any accrued but unpaid dividends.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Redeemable preferred stock dividends accrue on a daily basis at a legal rate of 8% per year of the shares’ liquidation value. These dividends must accrue whether or not there are profits, funds or surplus of Unisource available for payment, and Unisource is required to declare a dividend on each share of Redeemable preferred stock in the amount accrued for the one year period ending at the anniversary date of the initial issuance of Redeemable preferred stock. Any dividends not paid shall be accrued and added to the liquidation value of the Redeemable preferred stock shares. In April 2016, Unisource is required to declare and pay in cash all dividends that are accrued and unpaid as of that date.

As of December 5, 2013, Unisource declared a Redeemable preferred stock dividend of $86.40 per share, which aggregated to $19.7 million. For financial statement purposes, the December 5, 2013 dividend amount was recorded at $19.1 million, which reflected the aggregate dividend payment required to be made in April 2016 using a fair value discount rate of 12%, and was recorded as a reduction in Redeemable preferred stock and increase in Other noncurrent liabilities. The discount rate was based on the fair value rates established at the date of the PIK note exchange.

As of December 31, 2013, the cumulative preferred stock dividend payable recorded in Other noncurrent liabilities was $36.3 million.

As of December 31, 2013 and December 29, 2012, dividends, accreted at a fair value rate of 12%, totaled $37.9 million and $18.5 million, respectively, and were recorded as a reduction to Additional paid-in capital and an increase to Redeemable preferred stock in the Consolidated Balance Sheets. The aggregate liquidation preference of the Redeemable preferred stock at December 31, 2013 was $268.1 million.

(11)	Common Stock

(a)	Common Stock

Authorized UWWH common stock includes 30,000 shares of Class A, 90 shares of Class B, 3,125 shares of Class L and 10 shares of Class M. Class A and Class L shares are entitled to one vote per share. Class B and Class M shares have no voting rights.

Any distributions to holders of common stock are to be paid as follows: First, distributions are paid on Class L and Class M shares on a pro rata basis until such distributions constitute a 10% annual return on the original cost from the issuance date through the distribution date. Second, distributions are paid on Class L and Class M shares on a pro rata basis until such distributions constitute a return of the entire original cost of these shares. Last, distributions are paid on a pro rata basis to all classes of common stock.

(b)	Treasury Stock

Unisource accounts for treasury stock under the cost method, which requires Unisource to record the value of the shares at the purchased amount. Treasury stock was acquired due to the resignation of a former officer of Unisource in 2009.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

The number of authorized shares, outstanding shares, voting shares, treasury shares and the value of treasury stock, has not changed during the fiscal years 2013, 2012 and 2011. The treasury stock values as of the end of fiscal 2013, 2012 and 2011 for Class B and Class M shares were $0.1 million and $0.9 million, respectively.

	Authorized	Outstanding at end of fiscal year	Voting shares	Treasury stock shares
	Number of shares outstanding (in thousands)
Class A	30,000	23,104	23,104	—
Class B	90	90	—	90
Class L	3,125	2,547	2,547	—
Class M	10	10	—	10

Total	33,225	25,751	25,651	100

(c)	Stock Option Plan

Unisource’s stock option plan provided for the granting of options to purchase up to 2,500,000 shares of Class A common stock and up to 277,778 shares of Class L common stock. Options could be granted to employees, consultants or advisors to Unisource, had an exercise price established by Unisource’s Board of Directors, generally vested over five years from the date granted and expired ten years after granted, whereby no new options are allowed to be issued under the plan, however, all options which were previously issued under the plan continued in place according to the original terms established at the date of the grant.

A summary of stock option plan activity was as follows:

	Class A shares	Weighted average exercise price	Class L shares	Weighted average exercise price
	(Number of shares in thousands and value per share, as stated)
Outstanding options:
December 29, 2012	2,165	$0.28	241	$97.56
Exercised	(7)	0.28	(1)	97.56
Forfeited	(63)	0.28	(7)	97.56
Expired	(570)	0.28	(63)	97.56

December 31, 2013	1,525	$0.28	170	$97.56

Exercisable options:
December 31, 2013	1,384	$0.28	154	$97.56

All outstanding options granted to purchase Class A and Class L common stock were granted to Unisource employees and have an exercise price of $0.28 and $97.56 per share, respectively. These exercise prices did not exceed the fair market values of the underlying shares of Class A and Class L common stock on the date of the grant. The exercise prices were determined by the Board of Directors by taking the actual prices paid for similar shares of common stock at the Acquisition Date as a reference.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

For the fiscal year 2013, no options were granted and therefore no fair value was estimated. For the fiscal years 2012 and 2011, the fair value was estimated with the following assumptions:

	March 15, 2012	June 16, 2011	August 18, 2011
Risk-free interest rate (1)	2.29%	2.93%	2.08%
Expected annual volatility (2)	38.55%	41.68%	41.92%
Expected life (3)	10	10	10
Dividends (4)	—	—	—

The inputs used at the grant dates above, were as follows:

1)	The risk-free interest rate is based on the rate for a U.S. Treasury zero-coupon issue with a term that approximates the expected life of the option grant at the date closest to the option grant date.

2)	There is no active external or internal market for Class A and Class L common stock. Accordingly, the volatility used in the valuation model was calculated using averages of the annualized historical volatility for companies considered to be within Unisource’s peer group.

3)	The expected life represents the period that Unisource’s stock-based awards are expected to be outstanding. The expected term assumptions were determined based on expected employee exercise behavior.

4)	Unisource has not paid and does not expect to pay dividends on Class A and Class L common stock.

Compensation expense is recognized on a straight-line basis over the entire vesting period of the options. The compensation expense which was recognized was $0.4 million, $0.7 million and $1.3 million in fiscal 2013, 2012 and 2011, respectively, and is included as a component of Selling and administrative expenses in the Consolidated Statements of Operations.

Historically, Unisource has not recognized any tax benefit associated with stock-based compensation in the Consolidated Statements of Operations due to tax net operating losses and full valuation allowances.

At the end of fiscal 2013, all outstanding options had a weighted average remaining life of 3.1 years and vested options had a weighted average remaining life of 2.2 years. Unisource had $0.5 million of unvested compensation expense related to options that is expected to be charged to expense over the weighted average future period of 1.0 years.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

The following is a summary of the changes in nonvested options for fiscal 2011, 2012 and 2013:

	Class A shares	Weighted Average Grant date fair value	Class L Shares	Weighted Average Grant date fair value
	(Number of shares in thousands and value per share, as stated)
Outstanding options:
Nonvested shares at January 1, 2011	611	$0.06	67	$44.13

Granted	100	—	11	5.48
Vested	(202)	0.09	(22)	45.11
Forfeited	(58)	$0.02	(6)	36.97

Nonvested shares at December 31, 2011	451	0.06	50	$44.13

Granted	63	$—	7	$—
Vested	(163)	0.08	(18)	40.73
Forfeited	(40)	—	(4)	35.50

Nonvested shares at December 29, 2012	311	$0.02	35	$26.49

Granted	—	$—	—	$—
Vested	(107)	0.01	(12)	27.46
Forfeited	(63)	—	(7)	3.99

Nonvested shares at December 31, 2013	141	$—	16	$24.37

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

(12)	Other Comprehensive Income

A summary of the components of Other comprehensive income (loss) for the fiscal years ended December 31, 2013, December 29, 2012 and December 31, 2011 is as follows:

	Pre-Tax amount	Tax (expense)/ benefit	Net of tax amount
Fiscal year ended December 31, 2013:
Foreign currency translation adjustment	$(5.4)	$—	$(5.4)
Defined benefit pension plans:
Net pension gain (loss)	23.7	(6.4)	17.3
Amortization of prior service credit	(0.3)	—	(0.3)
Amortization of net loss	3.8	(0.4)	3.4

Other comprehensive income (loss)	$21.8	$(6.8)	$15.0

Fiscal year ended December 29, 2012:
Foreign currency translation adjustment	$2.4	$—	$2.4
Defined benefit pension plans:
Net pension gain (loss)	(4.4)	0.7	(3.7)
Amortization of prior service credit	(0.3)	0.1	(0.2)
Amortization of net loss	5.2	(1.1)	4.1

Other comprehensive income (loss)	$2.9	$(0.3)	$2.6

Fiscal year ended December 31, 2011:
Foreign currency translation adjustment	$(2.2)	$—	$(2.2)
Defined benefit pension plans:
Net pension gain (loss)	(21.4)	2.7	(18.7)
Prior service credit	4.2	(1.1)	3.1
Amortization of net loss	0.9	(0.2)	0.7

Other comprehensive income (loss)	$(18.5)	$1.4	$(17.1)

(13)	Related Party Transactions

(a)	Georgia-Pacific

Unisource purchases certain inventory items from GP and sells certain inventory items to GP in the normal course of business. Purchases from GP, net of applicable discounts, were $205.5 million, $208.9 million and $209.9 million during fiscal 2013, 2012 and 2011, respectively, and were recorded in Cost of products sold in the Consolidated Statements of Operations. Sales to GP were $31.0 million, $22.7 million and $17.0 million during fiscal 2013, 2012 and 2011, respectively.

Related-party accounts receivable from GP were approximately $2.5 million and $2.5 million at the end of fiscal 2013 and 2012, respectively. Related-party accounts payable to GP at the end of fiscal 2013 and 2012 were $6.7 million and $4.5 million, respectively.

At the end of fiscal 2013 and 2012, Unisource had a Related-party accounts receivable from GP related to an indemnity agreement of $0.3 million and $0.3 million, respectively.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

Total payments made with respect to the Properties discussed in Note 7, Long-term debt, were $15.7 million, $15.7 million and $15.5 million during fiscal 2013, 2012 and 2011, respectively. Amounts due and related to the Properties were $55.3 million and $63.9 million at the end of fiscal 2013 and 2012, respectively, and are included in Capital lease obligations to related party, current portion and Capital lease obligations to related party, less current portion in the Consolidated Balance Sheets. Certain assets and liabilities attributed to Unisource for periods prior to the Acquisition Date, related to pension liabilities, income and sales taxes, insurance, other employee benefits, environmental matters, litigation and others, were retained by GP for these prior periods. Unisource also has an agreement with GP whereby Unisource is indemnified by GP against certain claims related to periods prior to the Acquisition Date above certain thresholds.

(b)	Bain Capital Partners

At the Acquisition Date, Unisource and Bain Capital Partners entered into an advisory services agreement that provides for consulting and other management services by Bain Capital Partners to Unisource. Under the terms of the advisory consulting agreement, Unisource pays Bain Capital Partners one million dollars a quarter, plus reimbursable expenses. The costs associated with this agreement were $4.4 million, $4.4 million and $4.4 million during fiscal 2013, 2012 and 2011, respectively, and such costs are included in Selling and administrative expenses in the Consolidated Statements of Operations. At the end of fiscal 2012, Other current assets included $1.0 million in advisory fees that related to the first quarter payment for the following year. No prepayment of advisory fees was made at the end of fiscal 2013 for the first quarter of 2014. The advisory services agreement also provides Bain Capital Partners with the right to receive a success fee for leading efforts related to acquisitions and refinancing activities. As discussed in Note 7, Long-term debt, Unisource refinanced the Senior Credit Facility in March 2011. Bain Capital Partners was entitled to receive a transaction fee of $6.3 million related to the refinancing, which Bain Capital Partners agreed to waive, effective December 5, 2011 as part of the PIK note and Redeemable preferred stock transaction (Note 10). The $6.3 million fee waiver is reflected as Additional paid-in capital in the December 31, 2011 Consolidated Balance Sheets. Also as part of the Redeemable preferred stock transaction, Bain Capital Partners was entitled to receive an additional $2.3 million advisory fee. This fee was waived and also recorded as Additional paid-in capital in the December 31, 2011 Consolidated Balance Sheet.

(c)	Other

As discussed in Note 5, Investments in Real Estate Joint Ventures, Unisource has a 50.0% ownership interest in four real estate joint ventures. Unisource also leases warehouse and office space from the joint ventures. Rent expense paid to these related parties was approximately $4.3 million, $4.2 million and $4.2 million in fiscal 2013, 2012 and 2011, respectively, and is recorded in Distribution expenses and Selling and administrative expenses in the Consolidated Statements of Operations. Unisource also recorded Equity earnings of affiliates, net of taxes, related to these real estate joint ventures of $1.1 million, $1.1 million and $1.2 million, respectively, in fiscal 2013, 2012 and 2011. Amounts receivable from the joint ventures were $0.2 million and $0.4 million at the end of fiscal 2013 and fiscal 2012, respectively.

UWW HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and December 29, 2012

(Dollars in millions, except share amounts in thousands)

(14)	Subsequent Events

Unisource evaluated all events or transactions that occurred after the balance sheet date of December 31, 2013 through March 28, 2014, the date of issuance for the Consolidated Financial Statements. Subsequent to the balance sheet date, no significant events or transactions were noted except as set forth below that impacted the Consolidated Financial Statements.

Unisource entered into an agreement to sell the underlying property held by its real estate joint venture Uniwest Atlanta I, L.P. and received net sale proceeds of $5.0 million in the first quarter of 2014.

Pursuant to an internal reorganization consummated on January 27, 2014 in preparation for the Merger, the Redeemable preferred stock, as well as all existing UWWH common stock and stock options, were cancelled and all obligations related to the accumulated dividends on such Redeemable preferred stock ownership were terminated. In connection with the internal reorganization, equity interests in UWW Holdings, LLC (UWWH Stockholder) were issued to holders of cancelled equity interests on substantially the same economic terms as the cancelled equity interests, including the obligation to pay the accumulated preferred dividends when due. As of January 27, 2014, any obligation with respect to Redeemable preferred stock or the accumulated dividends thereon was transferred from Unisource to UWWH Stockholder.

On January 28, 2014, Unisource and International Paper, Inc. (parent company of xpedx) entered into a definitive merger agreement whereby Unisource will merge with xpedx and form a newly registered publically traded company. The sale is subject to customary closing conditions, including regulatory approvals, and the registration of publically traded shares is subject to customary SEC regulatory approvals.

In connection with the Merger, UWWH, Unisource Worldwide, Inc., a wholly-owned subsidiary of UWWH, Bain Capital and Georgia-Pacific entered into a Consent and Waiver Agreement, whereby Unisource and each of the parties agreed: (i) Unisource would not have the ability to extend the term of the leases under its real estate capital leases and two other warehouse leases with Georgia-Pacific (Refer to Note 7, Long-term Debt), (ii) Georgia-Pacific would no longer be required to reimburse Unisource for certain future deferred compensation obligations, which at December 31, 2013 had a discounted future obligation of approximately $2.0 million and (iii) to settle a Canadian tax dispute concerning a tax benefit relating to the tax basis at the time of the Bain Capital acquisition of Unisource. The payment by Unisource will be based upon the realization of the benefit, but shall not exceed $1.6 million. As of December 31, 2013, Unisource had recognized $1.1 million of such benefit. The liability for the amount recognized was included in Other accrued liabilities in the Consolidated Financial Statements at December 31, 2013.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses payable by us in connection with the distribution of the securities registered hereby. All amounts are estimates except for the SEC registration fee.

SEC Registration Fee		$169,682
Stock Exchange Listing Fee	$	*
Printing Fees and Expenses		$550,000
Accounting Fees and Expenses		$5,325,000
Legal Fees and Expenses		$2,500,000
Transfer Agent Fees and Expenses		$118,000
Miscellaneous	$	*

Total:	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware General Corporation Law

xpedx Holding Company is incorporated under the laws of the state of Delaware.

Section 145(a) of the General Corporation Law of the State of Delaware, or the “DGCL,” provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses, including attorneys’ fees, incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

Our Amended and Restated Certificate of Incorporation will contain provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

Our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation will contain such a provision.

Indemnification Agreements

Prior to the closing of the Transactions, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our Amended and Restated By-Laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Pursuant to the terms of the Merger Agreement, we have agreed to indemnify (and maintain policies of directors’ and officers’ liability insurance for) certain parties to the Transactions, including all of our past or present directors or officers, for a period of at least six years following the closing of the Merger in respect of acts or omissions relating to the Transactions and occurring at or prior to the consummation of the Merger.

The Employment Agreement and the Consulting and Non-Competition Agreement include indemnification provisions. Under those agreements, we agree to indemnify each of these individuals against claims arising out of events or occurrences related to that individual’s service as our agent or the agent of any of our subsidiaries to the fullest extent legally possible.

Directors’ and Officers’ Liability Insurance

Prior to the closing of the Transactions, we will obtain directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers may, in such capacities, incur.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

In connection with SpinCo’s incorporation, on July 10, 2013, the registrant issued 100 shares of its common stock, par value $0.01 per share, to International Paper in consideration of an aggregate capital contribution of $1.00 by International Paper. This issuance was exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof because the issuance did not involve any public offering of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits.

The Exhibits to this Registration Statement on Form S-1 are listed in the Exhibit Index which follows the signature pages to this Registration Statement and is herein incorporated by reference.

(b)	Financial Statement Schedules.

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or the information is included in the consolidated financial statements and has not therefore been omitted here.

ITEM 17. UNDERTAKINGS

(a)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, xpedx Holding Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on May 12, 2014.

XPEDX HOLDING COMPANY

By:	/s/ Mary A. Laschinger
Name: Mary A. Laschinger Title: Chief Executive Officer and President and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on May 12, 2014 by the following persons in the capacities indicated.

Signature	Title

/s/ Mary A. Laschinger
Mary A. Laschinger	Chief Executive Officer and President (Principal Executive Officer) and Chairman of the Board

*
Stephen J. Smith	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*
C. Cato Ealy	Director

*
Carol L. Roberts	Director

*
Sharon R. Ryan	Director

*By:	/s/ Mary A. Laschinger
Mary A. Laschinger
as Attorney-in-Fact

EXHIBIT INDEX

Note Regarding Reliance on Statements in Our Contracts: In reviewing the agreements included as exhibits to this Registration Statement on Form S-1, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about xpedx Holding Company, its subsidiaries or affiliates, or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; (iii) may apply standards of materiality in a way that is different from what may be viewed as material to investors; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about xpedx Holding Company, its subsidiaries and affiliates may be found elsewhere in this Registration Statement on Form S-1.

Exhibit Number	Exhibit Description

2.1**	Agreement and Plan of Merger, dated as of January 28, 2014, by and among International Paper Company, xpedx Holding Company, xpedx Intermediate, LLC, xpedx, LLC, UWW Holdings, LLC, UWW Holdings, Inc. and Unisource Worldwide, Inc.

2.2**	Form of Transition Services Agreement by and between International Paper Company and xpedx Holding Company

2.3**	Form of Tax Receivable Agreement by and among xpedx Holding Company and UWW Holdings, LLC

2.4**	Contribution and Distribution Agreement, dated as of January 28, 2014, between International Paper Company, xpedx Holding Company, UWWH and UWW Holdings, LLC

3.1**	Certificate of Incorporation of the Registrant

3.2**	Bylaws of the Registrant

3.3**	Form of Amended and Restated Certificate of Incorporation of the Registrant

3.4**	Form of Amended and Restated Bylaws of the Registrant

4.1*	Form of Common Stock Certificate

5.1	Form of Opinion of Debevoise & Plimpton LLP

8.1	Form of Opinion of Debevoise & Plimpton LLP as to certain tax matters

8.2	Form of Opinion of Kirkland & Ellis LLP as to certain tax matters

10.1**	Employee Matters Agreement, dated as of January 28, 2014, by and between International Paper Company, xpedx Holding Company and UWW Holdings, Inc. (previously filed as Exhibit 10.2 to the Registration Statement filed on February 14, 2014)

10.2**	Form of Registration Rights Agreement between UWW Holdings, LLC and xpedx Holding Company

10.3**	Tax Matters Agreement, dated as of January 28, 2014, by and among International Paper Company, xpedx Holding Company and UWW Holdings, Inc. (previously filed as Exhibit 10.5 to the Registration Statement filed on February 14, 2014)

10.4**	Debt Financing Commitment Letter, dated as of January 28, 2014, between xpedx Holding Company, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, N.A., SunTrust Bank and SunTrust Robinson Humphrey, Inc. (previously filed as Exhibit 10.6 to the Registration Statement filed on February 14, 2014)

Exhibit Number	Exhibit Description

10.5*	Form of Credit Agreement among xpedx LLC, as borrower, the several lenders and financial institutions from time to time parties thereto, Bank of America, N.A., as administrative agent and collateral agent for the lenders party thereto, and the other parties thereto

10.6*	Form of Guarantee and Collateral Agreement among xpedx LLC, the Subsidiary Guarantors named therein and SpinCo, in favor of Bank of America, N.A., as administrative agent and collateral agent for the Secured Parties (as defined therein)

10.7†**	Employment Agreement, dated as of January 28, 2014, between xpedx Holding Company and Mary A. Laschinger (previously filed as Exhibit 10.9 to the Registration Statement filed on February 14, 2014)

10.8†**	Consulting and Non-Competition Agreement, dated as of January 28, 2014, between UWW Holdings, Inc. and Allan R. Dragone (previously filed as Exhibit 10.10 to the Registration Statement filed on February 14, 2014)

10.9†	Form of xpedx Holding Company Omnibus Incentive Plan

10.10*†	Form of Indemnification Agreement to be entered into between xpedx Holding Company and each of its directors

21.1	List of Subsidiaries

23.1	Consent of Deloitte and Touche LLP, Independent Registered Public Accounting Firm

23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.3	Consent of Debevoise & Plimpton LLP (included in Exhibits 5.1 and 8.1 hereto)

23.4	Consent of Kirkland & Ellis LLP (included in Exhibit 8.2 hereto)

24.1**	Powers of Attorney (contained in signature pages to this registration statement)

99.1**	Consent of Allan R. Dragone, Jr., Director of xpedx Holding Company

99.2**	Consent of Daniel T. Henry, Director of xpedx Holding Company

99.3**	Consent of Tracy A. Leinbach, Director of xpedx Holding Company

99.4**	Consent of Seth A. Meisel, Director of xpedx Holding Company

99.5**	Consent of William E. Mitchell, Director of xpedx Holding Company

99.6**	Consent of Michael P. Muldowney, Director of xpedx Holding Company

99.7**	Consent of Charles G. Ward, III, Director of xpedx Holding Company

99.8**	Consent of John J. Zillmer, Director of xpedx Holding Company

99.9**	Consent of Stephen J. Smith, Senior Vice President and Chief Financial Officer of xpedx Holding Company

99.10**	Consent of Elizabeth Patrick, Senior Vice President and Chief Human Resources Officer of xpedx Holding Company

99.11**	Consent of Neil Russell, Senior Vice President Corporate Affairs of xpedx Holding Company

99.12**	Consent of Timothy D. Kutz, Senior Vice President Supply Chain of xpedx Holding Company

99.13**	Consent of Joseph B. Myers, Senior Vice President Facility Solutions, Strategy and Commercial Excellence of xpedx Holding Company

99.14**	Consent of Darin W. Tang, Senior Vice President Packaging of xpedx Holding Company

*	To be filed by amendment.
**	Previously filed.
†	Identifies management compensation plan or arrangement.